Marathon Oil Corporation

14005449

Notice of Annual Meeting of Stockholders and Proxy Statement

2014

Wednesday, April 30, 2014

10:00 a.m. Central Time

Conference Center Auditorium
Marathon Oil Tower
5555 San Felipe Street
Houston, Texas 77056

Please vote promptly either by:

- telephone,
- the Internet, or
- marking, signing and returning your proxy or voting instruction card.

Marathon Oil Corporation

Marathon Oil Corporation
5555 San Felipe Street
Houston, TX 77056

Lee M. Tillman
President and
Chief Executive Officer

March 7, 2014

Dear Marathon Oil Stockholder,

On behalf of your Board of Directors and management, you are cordially invited to attend our 2014 annual meeting of stockholders to be held in the Conference Center Auditorium of the Marathon Oil Tower, 5555 San Felipe Street, Houston, Texas, on Wednesday, April 30, 2014 at 10:00 a.m. Central Time.

We are providing our stockholders access to our proxy materials over the Internet, pursuant to Securities and Exchange Commission rules. Please read the proxy statement for more information on how to access the proxy materials over the Internet, which allows us to conveniently provide our stockholders with the information they need, while lowering the costs of delivery and reducing the environmental impact of our annual meeting.

On March 17, 2014, we plan to commence mailing to our U.S. stockholders a Notice containing instructions on how to access our 2014 Proxy Statement and 2013 Annual Report on Form 10-K and vote online. In addition, instructions on how to request a printed copy of these materials may also be found on the Notice. All other stockholders will continue to receive copies of the proxy statement and annual report by mail. The matters to be voted on at the meeting can be found in the 2014 Proxy Statement.

Your vote is important. We hope you will vote either by telephone, over the Internet, or by marking, signing and returning your proxy or voting instruction card as soon as possible, whether or not you plan to attend the meeting.

Sincerely,

Lee M. Tillman

Table of Contents

Notice of Annual Meeting of Stockholders 4
Proxy Statement Summary 5
Proxy Statement 9
Questions and Answers 9
The Board of Directors and Governance Matters 12
Compensation of Directors 21
Proposals of the Board
Proposal No. 1
Election of Directors 23
Nominees for Director 24
Proposal No. 2
Ratification of Independent Auditor for 2014 29
Proposal No. 3
Say on Executive Pay 30
Proposals of Stockholders
Proposal No. 4
Lobbying Report 31
Proposal No. 5
Methane Emissions Report 34
Audit and Finance Committee Report 37
Information Regarding the Independent Registered Public Accounting Firm's Fees, Services and Independence 38
Security Ownership of Certain Beneficial Owners 39
Security Ownership of Directors and Executive Officers 40
Section 16(a) Beneficial Ownership Reporting Compliance 41
Compensation Committee Report 42
Compensation Discussion and Analysis 43
Executive Compensation Tables and Other Information 62
Certain Relationships and Related Person Transactions 76
Compensation Policies and Practices for Employees 78
Statement Regarding the Delivery of a Single Set of Proxy Materials to Households with Multiple Marathon Oil Stockholders 78
Solicitation Statement 78
APPENDIX I – Audit and Finance Committee Charter
APPENDIX II – Audit and Finance Committee Policy For Pre-Approval of Audit, Audit-Related, Tax and Permissible Non-Audit Services

Notice of Annual Meeting of Stockholders
on April 30, 2014

We will hold our 2014 annual meeting of stockholders in the Conference Center Auditorium of the Marathon Oil Tower, 5555 San Felipe Street, Houston, Texas 77056 on Wednesday, April 30, 2014 at 10:00 a.m. Central Time, in order to:

- elect nine directors;
- ratify the selection of PricewaterhouseCoopers LLP as our independent auditor for 2014;
- consider a non-binding advisory vote to approve our named executive officer compensation;
- consider a stockholder proposal seeking a report regarding the Company's lobbying activities, policies and procedures;
- consider a stockholder proposal seeking a report regarding the Company's methane emissions; and
- transact any other business that properly comes before the meeting.

You are entitled to vote at the meeting if you were an owner of record of Marathon Oil Corporation common stock at the close of business on March 3, 2014. If your ownership is through a broker or other intermediary, you will need to have proof of your stockholdings in order to be admitted to the meeting. A recent account statement, letter or proxy from your broker or other intermediary will suffice.

Marathon Oil is taking advantage of the Securities and Exchange Commission rules which allow issuers to furnish proxy materials to their stockholders over the Internet. We believe these rules allow us to conveniently provide our stockholders with the information they need, while lowering the costs of delivery and reducing the environmental impact of our annual meeting.

If you received a printed copy of the materials, we have enclosed a copy of the Company's 2013 Annual Report on Form 10-K to stockholders with this notice and proxy statement.

By order of the Board of Directors,

Sylvia J. Kerrigan
Secretary

Dated: March 7, 2014

Marathon Oil Corporation
5555 San Felipe Street
Houston, TX 77056

Proxy Statement Summary

This summary highlights information contained elsewhere in this proxy statement. You should read the entire proxy statement carefully before voting.

Annual Meeting of Stockholders

- **Time and Date:** 10:00 a.m. Central Time, April 30, 2014
- **Place:** Marathon Oil Tower
Conference Center Auditorium
5555 San Felipe Street
Houston, Texas 77056
- **Record Date:** March 3, 2014
- **Voting:** Stockholders

Meeting Agenda

- Election of nine directors
- Ratification of the selection of PricewaterhouseCoopers LLP as independent auditor for 2014
- Non-binding advisory vote to approve our named executive officer compensation
- Stockholder proposal seeking a report regarding the Company's lobbying activities, policies and procedures
- Stockholder proposal seeking a report regarding the Company's methane emissions
- Transact any other business that may properly come before the meeting

Voting Matters

Board Proposals	Board Vote Recommendation	Page Reference (for more detail)
Election of Directors	FOR EACH DIRECTOR NOMINEE	23
Ratification of the selection of PricewaterhouseCoopers LLP as independent auditor for 2014	FOR	29
Non-binding advisory vote to approve our named executive officer compensation	FOR	30
Stockholder Proposals		
Stockholder proposal seeking a report regarding the Company's lobbying activities, policies and procedures	AGAINST	31
Stockholder proposal seeking a report regarding the Company's methane emissions	AGAINST	34

Board Nominees

The following table provides summary information about each director who is nominated for election. Each director nominee will serve a one-year term expiring at the 2015 annual meeting of stockholders.

Name	Age	Director Since	Occupation	Experience/ Qualification	Indepen-dent	Committee Assignments
Gregory H. Boyce	59	2008	Chairman and CEO of Peabody Energy Corporation	• Leadership • Industry • International • Engineering	X	Audit; Compensation♦; and HES&CR
Pierre Brondeau	56	2011	Chairman, President and CEO of FMC Corporation	• Technology • Leadership • Engineering • International	X	Audit; Compensation; and Corp. Gov.♦

Proxy Statement Summary (continued)

Name	Age	Director Since	Occupation	Experience/ Qualification	Indepen-dent	Committee Assignments
Linda Z. Cook	55	2011	Retired Executive Director of Royal Dutch Shell plc	• Leadership • Industry • International • Engineering	X	Audit; Compensation; and Corp. Gov.
Chadwick C. Deaton	61	2014	Retired Chairman of Baker Hughes, Inc.	• Leadership • Industry • International • Engineering	X	Compensation; Corp. Gov.; and HES&CR
Dr. Shirley Ann Jackson	67	2000	President of Rensselaer Polytechnic Institute	• Education • Technology • Government • Leadership	X	Audit; Compensation; and HES&CR
Philip Lader	67	2002	Non-executive Chairman of WPP plc	• Government • International • Leadership • Industry	X	Compensation; Corp. Gov.; and HES&CR♦
Michael E. J. Phelps	66	2009	Chairman and Founder of Dornoch Capital, Inc.	• Finance • International • Leadership • Industry	X	Audit♦; Corp. Gov.; and HES&CR
Dennis H. Reilley	60	2002	Non-executive Chairman of Marathon Oil Corporation	• Finance • International • Leadership • Industry	X	
Lee M. Tillman	52	2013	President and CEO of Marathon Oil Corporation	• Leadership • Industry • International • Engineering		

Audit	Audit and Finance Committee
Compensation	Compensation Committee
Corp. Gov.	Corporate Governance and Nominating Committee
HES&CR	Health, Environmental, Safety and Corporate Responsibility Committee
♦	Committee Chair
Attendance	In 2013, the director nominees, all of whom are current directors, attendance averaged approximately 99% for the aggregate of the total number of the Board and committee meetings (excluding Mr. Deaton who was elected to the Board effective January 1, 2014).

Auditors

As a matter of good corporate governance, we are asking our stockholders to ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2014.

Executive Compensation Advisory Vote

In accordance with Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and as a matter of good corporate governance, we seek your advisory vote to approve the compensation of our named executive officers and ask that you support the compensation of our named executive officers with a FOR vote. The Board believes that our compensation policies and practices attract talented and experienced executives, motivate them by rewarding individual and collective contributions to our success and retain our executives so that they can directly impact our business.

Proxy Statement Summary (continued)

Stockholder Proposal Seeking Company Report on Lobbying Activities, Policies and Procedures

The New York State Common Retirement Fund (the "Fund") has given notice that it intends to present a proposal seeking a report regarding the Company's lobbying activities, policies and procedures at the annual meeting of stockholders. The Fund's statement in support can be found on page 31. As we discuss more fully on page 33, we believe that the adoption of this proposal is unnecessary and should be evaluated in the context of our current disclosures regarding the Company's lobbying policies, practices and procedures.

Stockholder Proposal Seeking Company Report on Methane Emissions

The Nathan Cummings Foundation and the Sisters of St. Francis of Philadelphia (the "Proponents") have given notice that they intend to present a proposal seeking a report regarding the Company's methane emissions at the annual meeting of stockholders. The Proponents' statement in support can be found on page 34. As we discuss more fully on page 36, we do not believe a special report beyond our current voluntary and mandatory disclosures is either necessary or an efficient use of Company resources.

Executive Compensation Components

Type	Form	Terms
Long-Term Incentives	• Stock Options • Restricted Stock • Performance Units	• Generally vest pro-rata over three years • Generally vests at the end of three years • Cash payment is based upon relative total stockholder return ranking at the end of a defined performance period, typically three years
Cash	• Base Salary • Annual Cash Bonus	• Reviewed annually • Determined by the Compensation Committee based upon quantitative performance metrics, organizational/strategic performance, and individual performance
Retirement	• Tax-qualified plans • Nonqualified plans	• Broad-based defined benefit and Code Section 401(k) plans to provide retirement benefits • Generally provide for benefits that officers do not receive due to Internal Revenue Code limits
Other	• Perquisites	• Executive physical; reimbursement of tax and financial planning up to an annual maximum

Other Key Compensation Features

- Significant stock ownership requirements, including six times base salary for CEO
- Clawback of incentive compensation
- No severance or employment agreements with current officers
- No tax gross-up of perquisites

Proxy Statement Summary (continued)

2013 Compensation Decisions

For a complete description of our 2013 compensation decisions, please refer to the Compensation Discussion and Analysis beginning on page 43.

2015 Annual Meeting of Stockholders

Stockholder proposals submitted for inclusion in our 2015 Proxy Statement must be received in writing by our corporate Secretary no later than the close of business on November 17, 2014.

Proxy Statement

We have sent you this proxy statement because the Board of Directors (the "Board") is asking you to give your proxy (that is, the authority to vote your shares) to our proxy committee so they may vote your shares on your behalf at our annual meeting of stockholders. The members of the proxy committee are Dennis H. Reilley, Lee M. Tillman, and John R. Sult.

We will hold the meeting on April 30, 2014 in the Conference Center Auditorium of the Marathon Oil Tower, 5555 San Felipe Street, Houston, Texas. The proxy statement contains information about the matters being voted on and other information that may be helpful to you.

We began the mailing of the Notice Regarding the Availability of Proxy Materials, the 2014 Proxy Statement, the proxy card, and the Letter to Stockholders and 2013 Annual Report on Form 10-K on or about March 17, 2014.

Questions and Answers

■ Who may vote?

You may vote if you were a holder of Marathon Oil Corporation ("Marathon Oil" or the "Company") common stock at the close of business on March 3, 2014, which is the record date of the meeting. Each share of common stock entitles its holder to one vote on each matter to be voted on at the meeting.

■ What may I vote on?

You may vote on:

- the election of nine nominees to serve as directors;
- the ratification of the selection of PricewaterhouseCoopers LLP as our independent auditor for 2014;
- a non-binding advisory vote to approve our named executive officer compensation;
- a stockholder proposal seeking a report regarding the Company's lobbying activities, policies and procedures; and
- a stockholder proposal seeking a report regarding the Company's methane emissions.

■ How does the Board recommend I vote?

The Board recommends that you vote:

- **FOR** each of the nominees for director;
- **FOR** the ratification of the selection of PricewaterhouseCoopers LLP as our independent auditor for 2014;
- **FOR** the non-binding advisory vote to approve our named executive officer compensation;
- **AGAINST** the stockholder proposal seeking a report regarding the Company's lobbying activities, policies and procedures; and
- **AGAINST** the stockholder proposal seeking a report regarding the Company's methane emissions.

■ If I am a stockholder of record of Marathon Oil shares, how do I cast my vote?

If you are a holder of record of Marathon Oil common stock, you may vote in person at the annual meeting. We will give you a ballot at the meeting.

If you do not wish to vote in person or if you will not be attending the annual meeting, you may vote by proxy on the Internet, by using the proxy card mailed to you, or over the telephone. The procedures for voting by proxy are as follows:

- To vote by proxy on the Internet, go to http://www.proxyvote.com to complete an electronic proxy card. You will need the 12-digit Control Number included on your Notice Regarding the Availability of Proxy Materials (the "Notice") or on your proxy card;
- To vote by proxy using the enclosed proxy card (if you received a printed copy of these proxy materials by mail), complete, sign and date your proxy card and return it promptly in the envelope provided; or

- To vote by proxy over the telephone (if you received a printed copy of these proxy materials by mail), dial the toll-free phone number listed on your proxy card under the heading "Vote by Phone" using a touch-tone phone and follow the recorded instructions.

If you vote by proxy, your vote must be received by 11:59 p.m. Eastern Time on April 29, 2014 to be counted.

We provide Internet proxy voting to allow you to vote your shares on-line, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your Internet access, such as usage charges from Internet access providers and telephone companies.

■ If I am a beneficial owner of Marathon Oil shares, how do I vote?

If you are a beneficial owner of shares of Marathon Oil common stock held in street name and you received a printed copy of these proxy materials by mail, you should have received a voting instruction card with these proxy materials from the organization that is the record owner of your shares rather than from us. If you are a beneficial owner of shares held in street name and you received a Notice by mail, you should have received the Notice from the organization that is the record owner of your shares rather than from us. Beneficial owners that received a printed copy of these proxy materials by mail from the record owner may complete and mail that voting instruction card or may vote by telephone or over the Internet as instructed by that organization in the voting instruction card. Beneficial owners that received a Notice by mail from the record owner should follow the instructions included in the Notice to view the proxy statement and transmit their voting instructions. A beneficial owner planning to vote in person at the annual meeting must obtain a valid proxy from the record owner. To request the requisite proxy form, follow the instructions provided by your broker or contact your broker.

■ Why did I receive a Notice in the mail regarding the Internet availability of proxy materials this year instead of a full set of proxy materials?

Pursuant to the rules adopted by the Securities and Exchange Commission, we have elected to provide access to our proxy materials over the Internet. Unless you previously requested to receive a printed copy of the proxy materials or reside in a location outside the United States, we are sending a Notice Regarding the Availability of Proxy Materials to our stockholders of record. All stockholders will have the ability to access the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found on the Notice. In addition, stockholders may request to receive proxy materials in printed form by mail or electronically by e-mail on an ongoing basis.

■ May I change my vote?

If you are a holder of record of shares of Marathon Oil common stock, you may change your vote or revoke your proxy at any time before your shares are voted at the meeting by:

- voting again by telephone or over the Internet;
- sending us a proxy card dated later than your last vote;
- notifying the Secretary of Marathon Oil in writing; or
- voting at the meeting.

■ How many outstanding shares are there?

At the close of business on March 3, 2014, which is the record date for the meeting, there were 691,804,745 shares of Marathon Oil common stock outstanding and entitled to vote.

■ How big a vote do the proposals need in order to be approved?

Directors are elected by a majority of the votes cast. For a director to be elected, the number of shares voted "for" a director must exceed the number of votes cast "against" that director. Abstentions will not be taken into account in director elections. Each of the other proposals will be approved if it receives a majority of the votes of the shares present in person at the meeting and those represented by proxy and entitled to vote. Although the advisory vote on Proposal 3 is non-binding, as provided by law, our board will review the results of the vote and, consistent with our record of stockholder engagement, will take it into account in making determinations concerning named executive officer compensation. Except as otherwise provided above, abstentions are counted as votes present and entitled to vote and have the same effect as votes against a proposal. Broker non-votes are not counted as either votes for or votes against a proposal. Both abstentions and broker non-votes are counted in determining that a quorum is present for the meeting.

■ What are broker non-votes?

The New York Stock Exchange permits brokers to vote their customers' shares on routine matters when the brokers have not received voting instructions from customers. The ratification of the independent auditor is an example of a routine matter on which brokers may vote in this way. Brokers may not vote their customers' shares on non-routine matters such as the election of directors, the proposal related to executive compensation or the stockholder proposals, unless they have received voting instructions from their customers. Shares held by brokers on behalf of these customers which are not voted on non-routine matters are broker non-votes.

■ What constitutes a quorum?

Under our by-laws, a quorum is one third of the voting power of the outstanding shares of stock entitled to vote.

■ Will my vote be confidential?

Only the voting records of employee-stockholders are kept confidential, except as necessary to meet legal requirements and in other limited circumstances such as proxy contests.

■ How will voting be conducted on other matters raised at the meeting?

If any matters are presented at the meeting other than the proposals on the proxy card, the proxy committee will vote on them using their best judgment. Your signed proxy card, or your telephone or Internet vote, gives them the authority to do this. Under our by-laws, notice of any matter to be presented by a stockholder for a vote at the meeting must have been received by our corporate Secretary on or after November 13, 2013 and no later than December 13, 2013, and it must have been accompanied by certain information about the stockholder presenting it. We have not received notice of any matter to be presented other than those on the proxy card.

■ When must stockholder proposals be submitted for the 2015 annual meeting?

Stockholder proposals submitted for inclusion in our 2015 proxy statement must be received in writing by our corporate Secretary no later than the close of business on November 17, 2014. Stockholder proposals submitted outside the process for inclusion in the proxy statement must be received from stockholders of record on or after November 17, 2014 and no later than December 17, 2014 and must be accompanied by certain information about the stockholder making the proposal, in accordance with our by-laws.

The Board of Directors and Governance Matters

Under our by-laws and the laws of Delaware, Marathon Oil's state of incorporation, the business and affairs of Marathon Oil are managed under the direction of the Board which currently consists of nine directors. The Board met ten times in 2013 and attendance for Board and committee meetings averaged 99 percent for the full year. Under our Corporate Governance Principles, directors are expected to attend the annual meeting of stockholders, and in 2013 all of our directors attended the meeting in person.

The chairman of the Board presides at all meetings of stockholders and the Board. In 2013, Clarence P. Cazalot, Jr. served as our chairman of the Board. Because Mr. Cazalot was not independent, we again elected a lead director to preside at executive sessions of non-employee directors. Among other things, the lead director is also responsible for reviewing with the chairman and CEO the proposed Board and committee meeting agendas. Following Mr. Cazalot's retirement as executive chairman on January 1, 2014, Dennis H. Reilley, our lead director during 2013, was appointed by the Board as non-executive chairman.

Our Corporate Governance Principles require non-employee directors of the Company to meet at regularly scheduled executive sessions. To comply with this directive, an offer of an executive session is extended to non-employee directors at each regularly scheduled Board meeting. In 2013, non-employee directors of the Company held nine executive sessions.

In 2013, the Board had four principal committees, all the members of which were independent, non-employee directors. The table below shows the current committee memberships of each director and the number of meetings that each corresponding committee held in 2013.

Board Committee Memberships

Director	Audit and Finance Committee	Compensation Committee	Corporate Governance and Nominating Committee	Health, Environmental, Safety and Corporate Responsibility Committee
Gregory H. Boyce	X	X*		X
Pierre Brondeau	X	X	X*	
Linda Z. Cook	X	X	X	
Chadwick C. Deaton		X	X	X
Shirley Ann Jackson	X	X		X
Philip Lader		X	X	X*
Michael E. J. Phelps	X*		X	X
Dennis H. Reilley				
Number of Meetings in 2013	8	6	4	3

* Chair (effective January 1, 2014)

Chadwick C. Deaton was elected to the Board effective January 1, 2014. On January 29, 2014, he was appointed by the Board to serve on the Compensation Committee, the Corporate Governance and Nominating Committee and the Health, Environmental, Safety and Corporate Responsibility Committee.

Board and Committee Independence

The principal committee structure of the Board includes the audit and finance, compensation, corporate governance and nominating, and health, environmental, safety and corporate responsibility committees. These committees are comprised entirely of independent directors.

In determining independence, the Board affirmatively determines whether directors have no material relationship with the Company. When assessing materiality, the Board considers all relevant facts and circumstances including, without limitation, transactions between the Company and the director directly, immediate family members of the director, or organizations with which the director is affiliated, and the frequency and dollar amounts associated with these transactions. The Board further considers whether the transactions were at arm's length in the ordinary course of business and whether the transactions were consummated on terms and conditions similar to those of unrelated parties. In 2013, the Board considered royalty payments totaling $1,687,877 received by the Company from a wholly-owned subsidiary of a company of which Gregory H. Boyce is chairman and chief executive officer, contributions by the Company totaling $32,000 to Rensselaer Polytechnic Institute, a university of which Shirley Ann Jackson is the President, and contributions to universities and other not-for-profit organizations of which Pierre Brondeau, Linda Z. Cook and Philip Lader or their immediate family members are directors, trustees or affiliates, with no contribution exceeding $75,000. With respect to Chadwick C. Deaton, the Board considered the Company's commitment to make a contribution of $250,000 to the University of Wyoming Foundation in 2014. Mr. Deaton is on the board of the University of Wyoming Foundation. In 2014, the Company also expects to make royalty payments to family trusts in which Mr. Deaton is a beneficiary and pension benefit payments to immediate family members in amounts not to exceed $15,000 collectively. These transactions did not exceed the thresholds set forth in the categorical standards discussed below.

The Board uses the following categorical standards to determine director independence: (1) not being a present or former employee, or having an immediate family member as an executive officer, of the Company within the past three years; (2) not personally receiving, or having an immediate family member receive, any direct compensation from the Company in excess of $120,000 during any twelve-month period within the last three years, other than compensation for board or committee service, pension or other forms of deferred compensation for prior service, or compensation paid to an immediate family member who is a non-executive employee of the Company; (3) with respect to the Company's external auditor, (a) not being engaged, or having an immediate family member engaged, as a current partner by the Company's external auditor, (b) not being a current employee of the Company's external auditor, (c) not having an immediate family member who is a current employee of the Company's external auditor and who participates in such firm's audit, assurance or tax compliance (but not tax planning) practice, or (d) not being engaged or employed or having an immediate family member engaged or employed, within the past three years (but is no longer) a partner or employee of such firm and personally worked on the Company's audit within that time; (4) not being employed, or having an immediate family member employed, within the past three years as an executive officer of another company where now or at any time during the past three years any of the Company's present executive officers serve or served on the other company's compensation committee; (5) not being a current employee, or having an immediate family member who is a current executive officer, of a company that makes or made payments to, or receives or received payments from, the Company for property or services in an amount which, in any of the three preceding fiscal years, exceeded the greater of $1 million, or 2% of the other company's consolidated gross revenues; and (6) not being an executive officer of a tax-exempt organization of which the Company has within the three preceding fiscal years made any contributions to that organization in any single fiscal year that exceeded the greater of $1 million, or 2% of the tax-exempt organization's consolidated gross revenues.

Applying these categorical standards, the Board determined that the following directors qualify as independent: Gregory H. Boyce; Pierre Brondeau; Linda Z. Cook; Chadwick C. Deaton; Shirley Ann Jackson; Philip Lader; Michael E. J. Phelps; and Dennis H. Reilley.

Audit and Finance Committee

The Audit and Finance Committee has a written charter adopted by the Board, which is attached hereto as Appendix I and is also available on the Company's website at http://www.marathonoil.com/Audit_Committee_Charter/. The charter requires the committee to reassess and report to the Board on the adequacy of the charter on an annual basis, which the committee did in 2013. All the members of the Audit and Finance Committee are independent (as independence is defined in Exchange Act Rule 10A-3, as well as the general independence requirements of New York Stock Exchange ("NYSE") Rule 303A.02).

This committee is, among other things, responsible for:

- appointing, replacing, compensating and overseeing the work of the independent auditor;
- reviewing the fees proposed by the independent auditor for the coming year and approving in advance all audit, audit-related, tax and permissible non-audit services to be performed by the independent auditor;
- reviewing and approving annually the audit plans for both the independent auditor and internal auditor;
- separately meeting with the independent auditor, the internal auditors and management with respect to the status and results of their activities annually reviewing and approving the audit plans;
- reviewing, evaluating and assuring the rotation of the lead audit partner as required by law and considering whether rotation of the independent auditor firm is necessary;
- reviewing with the chief executive officer, the chief financial officer, the general counsel, and the internal auditors, if appropriate, the Company's disclosure controls and procedures and management's conclusions about the efficacy of such disclosure controls and procedures;
- reviewing, approving and discussing with management, the independent auditor and if appropriate the internal auditors, the annual and quarterly financial statements, reports of internal control over financial reporting, the annual report to stockholders, and the annual report on Form 10-K;
- reviewing and discussing earnings press releases with management;
- discussing with management guidelines and policies to govern the process by which risk assessment and management is undertaken by the Company;
- reviewing and recommending dividends;
- approving and recommending financings, including the recommendations of action to subsidiaries, partnerships and joint ventures;
- reviewing and reporting on the Company's compliance with financial covenants and other terms of loans and other agreements;
- reviewing year-end hydrocarbon reserve estimates and tax contingency reserves;
- reviewing legal and regulatory compliance regarding the Company's financial statements, accounting or auditing matters or compliance with codes of conduct, corporate policies dealing with business conduct or whistleblowing procedures, and periodically reviewing any associated complaints or published reports;
- reviewing, overseeing and discussing with management the processes and controls, including policies and guidelines, established to assess, monitor, manage and mitigate the Company's risk; and
- completing an annual performance evaluation of this committee.

The Audit and Finance Committee has the authority to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of the Company, and to retain outside legal, accounting or other consultants.

Audit and Finance Committee Policy For Pre-Approval of Audit, Audit-Related, Tax and Permissible Non-Audit Services

The Audit and Finance Committee Policy For Pre-Approval of Audit, Audit-Related, Tax and Permissible Non-Audit Services is attached as Appendix II to this proxy statement and is also available on the Company's website at http://www.marathonoil.com/Policy_PreAppAudit_Tax_NonAudit/. Among other things, this policy sets forth the procedure for the committee to pre-approve all audit, audit-related, tax and permissible non-audit services, other than as provided under the de minimus exception. Notwithstanding the de minimus exception, it is the intent of the committee that standard practice will be to pre-approve all permissible non-audit services. The committee delegated pre-approval authority of up to $500,000 to the Audit and Finance Committee Chair for unbudgeted items.

Audit Committee Financial Expert

Based on the attributes, education and experience requirements set forth in Section 407 of the Sarbanes-Oxley Act of 2002 and associated regulations, the Board has determined that Michael E. J. Phelps qualifies as an "Audit Committee Financial Expert." Mr. Phelps held a number of senior executive positions, including chief executive officer and chief financial officer for Westcoast Energy, Inc. In addition to his master's of Law degree, he holds a bachelor of arts degree in economics and history.

Hiring of Employees or Former Employees of the Independent Auditor

This policy provides that the Company shall not hire any employee or former employee of its independent auditor for a position in a financial reporting oversight role if such employee or former employee was the lead or concurring partner, or any other member of the audit engagement team who provided more than ten hours of audit, review or attest services during the one-year period preceding the date of the initiation of the audit. The complete policy statement is available on the Company's website at http://www.marathonoil.com/Guide_Hire_Employees_Indep_Auditor/.

Policy for Whistleblowing Procedures

The policy for Whistleblowing Procedures establishes procedures for the receipt, retention and treatment of concerns received by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees to the Company of concerns regarding questionable accounting or auditing matters. The policy for Whistleblowing Procedures is available on the Company's website at http://www.marathonoil.com/Policy_Whistleblowing_Procedures/.

Compensation Committee

The Compensation Committee is composed solely of directors who satisfy all criteria for independence under applicable law and the rules of the NYSE and who, in the opinion of the Board, are free of any relationship that would interfere with their exercise of independent judgment as members of the committee.

The Compensation Committee has a written charter adopted by the Board, which is available on the Company's website at http://www.marathonoil.com/Charter_Comp_Committee/. The charter requires the committee to reassess and report to the Board on the adequacy of the charter on an annual basis, which the committee did in 2013.

The committee is, among other things, responsible for:

- making recommendations to the Board and to the boards of subsidiaries on all matters of policy and procedures relating to executive compensation;
- reviewing and approving corporate goals and objectives relevant to the chief executive officer's compensation, and determining and approving the chief executive officer's compensation level based on the Board's performance evaluation of the chief executive officer, including considering the most recent stockholder advisor vote on executive compensation required by Section 14A of the Exchange Act;
- reviewing and approving the frequency with which to submit to stockholders an advisory vote to approve named executive officer compensation, taking into account any prior stockholder advisory vote regarding such frequency;
- reviewing and considering the results of any stockholder advisory votes to approve named executive officer compensation;
- determining and approving the compensation of the other executive officers, and reviewing the succession plan relating to positions held by the other executive officers;
- recommending to the Board and administering the incentive compensation plans and equity-based plans of the Company;
- reviewing funding policies and performance for the Company's pension and other post-employment benefit plans;
- confirming the achievement of performance levels under the Company's incentive compensation plans;
- reviewing, recommending, and discussing with management the Compensation Discussion and Analysis section included in the Company's annual proxy statement; and
- evaluating its performance on an annual basis.

The committee used Meridian Compensation Partners LLC ("Meridian") to provide consulting services and advice to the committee on executive compensation matters. The consultant reports directly to the committee and provides information on industry trends, market practices and legislative issues. Meridian provides no other services to the Company or its executive officers, and the committee has the right to terminate the services of Meridian and appoint a new compensation consultant at any time.

The committee seeks input from the CEO on compensation decisions and performance appraisals for all other executive officers. However, all final executive officer compensation decisions are made by the committee.

The committee meets at least four times a year and is given the opportunity to meet in executive session at each of its meetings. With input from the independent compensation consultant, the CEO, and the Vice President of Human Resources and Administrative Services, the chairman of the committee approves the agendas for committee meetings. When possible, the committee previews and discusses significant compensation decisions at one meeting before giving formal approval at a subsequent meeting.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee are Gregory H. Boyce (Chairman), Pierre Brondeau, Linda Z. Cook, Chadwick C. Deaton, Shirley Ann Jackson and Philip Lader. Each person qualifies as an independent non-employee director, and no member has served as an officer or employee of the Company. During 2013, none of the Company's executive officers served as a member of a compensation committee or board of directors of any other entity, which had an executive officer serving as a member of our Compensation Committee or Board.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is composed solely of independent directors in accordance with the rules of the NYSE. The committee's primary purpose is to discharge the Board's responsibility related to the development and implementation of a set of corporate governance principles, the identification of individuals qualified to become Board members, and the review of the qualifications and make-up of the Board membership.

The committee is, among other things, responsible for:

- reviewing and making recommendations to the Board concerning the appropriate size and composition of the Board, including candidates for election or re-election as directors, the criteria to be used for the selection of candidates for election as directors, the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board, the composition and functions of the Board committees, and all matters relating to the development and effective functioning of the Board;
- considering and recruiting candidates to fill positions on the Board;
- considering nominees recommended by stockholders for election as directors;
- considering and recommending non-employee director compensation;
- reviewing and making recommendations to the Board of each Board committee's membership and committee chairpersons including, without limitation, a determination of whether one or more Audit and Finance Committee members qualifies as an "audit committee financial expert" in accordance with applicable law;
- assessing and recommending overall corporate governance practices, including reviewing and approving codes of conduct applicable to directors, officers and employees and policies of the Company;
- establishing the process and overseeing the evaluation of the Board;
- reviewing and, if appropriate, approving any related person transactions;
- reviewing and approving codes of conduct applicable to directors, officers and employees;
- reviewing the Company's policy statement on stockholders' rights plans and reporting any recommendations to the Board; and
- evaluating its performance on an annual basis.

A current copy of the Corporate Governance and Nominating Committee's charter is available on the Company's website at http://www.marathonoil.com/Charter_CorpGovNom_Committee/.

Health, Environmental, Safety, and Corporate Responsibility Committee

The Health, Environmental, Safety, and Corporate Responsibility Committee assists the Board in identifying and monitoring health, environmental, safety, social and political trends, issues, and concerns which affect the Company. Additionally, the committee analyzes the Company's global reputation and develops recommendations to strategically position the Company to support its business objectives. A copy of the committee charter is available on the Company's website at http://www.marathonoil.com/HESCR_Committee_Charter/.

The committee is, among other things, responsible for:

- reviewing and recommending Company policies, programs, and practices concerning broad health, environmental, safety, social, public policy and political issues;
- identifying, evaluating and monitoring the health, environmental, safety, social, public policy and potential trends, issues and concerns, which affect or could affect the Company's business activities;
- reviewing legislative and regulatory issues affecting the Company's businesses and operations; and
- reviewing the Company's political, charitable and educational contributions.

Board's Role in Risk Oversight

Responsibility for risk oversight rests with the Board and committees of the Board in accordance with the focus areas of each committee:

The **Audit and Finance Committee** annually reviews the process by which Enterprise Risk Management is undertaken by the Company and the latest assessment of risks and key mitigation strategies. It regularly reviews risks associated with financial and accounting matters and reporting. They monitor compliance with legal and regulatory requirements and internal control systems. They also review risks associated with financial strategies and capital structure of the Company.

The **Compensation Committee** reviews the executive compensation program to help ensure that it does not encourage excessive risk. It also reviews executive compensation, incentive compensation and succession plans to ensure the Company has appropriate practices in place to support the retention and development of the talent necessary to achieve the Company's business goals and objectives.

The **Health, Environmental, Safety and Corporate Responsibility Committee** regularly reviews and oversees operational risks including those relating to health, environment, safety and security. It reviews risks associated with social, political and environmental trends, issues and concerns, domestic and international, which affect or could affect the Company's business activities, performance and reputation.

The Board receives regular updates from the committees about their activities in this regard and also reviews risks not specifically within the purview of any particular committee and risks of a more strategic nature. Key risks associated with the strategic plan are reviewed annually at the strategy meeting of the Board and periodically throughout the year.

While the Board and committees of the Board oversee risk management, Company management is responsible for managing risk. The Company has a strong enterprise risk management process for identifying, assessing and managing risk, and monitoring risk mitigation strategies. The governance of this process is effectuated through the executive sponsorship of the CEO and CFO and a committee of executive officers and senior managers responsible for working across the business to manage each enterprise level risk and to identify emerging risks.

Corporate Governance Principles

Our Corporate Governance Principles are available on the Company's website at http://www.marathonoil.com/Corporate_Governance_Principles/. In summary, the Corporate Governance Principles address the general functioning of the Board, including its responsibilities, the Board size, director elections and limits on the number of Board memberships. These principles also address Board independence, committee composition, the lead director position, the process for director selection and director qualifications, the Board's performance review, the Board's planning and oversight functions, director compensation and director retirement and resignation.

Director Identification and Selection

The process for director selection and director qualifications is set forth in Article III, Section (a) of the Company's Corporate Governance Principles which are available on the Company's website at http://www.marathonoil.com/Corporate_Governance_Principles/. In summary, the chairman of the Corporate Governance and Nominating Committee, the chairman of the Board and chief executive officer, and the secretaries of the Compensation and Corporate Governance and Nominating Committees should work with a third-party professional search firm to review director candidates and their credentials. At least one member of the committee and the chairman of the Board and chief executive officer should meet with the director candidate. This screening process applies to Corporate Governance and Nominating Committee recommended nominees, as well as nominees recommended by the stockholders in accordance with the Company's by-laws or applicable law. The criteria for selecting new directors include their independence, as defined by applicable law, stock exchange listing standards and the categorical standards listed in the Company's Corporate Governance Principles, their business or professional experience, their integrity and judgment, their record of public service, their ability to devote sufficient time to the affairs of the Company, the diversity of backgrounds and experience they will bring to the Board, and the needs of the Company from time to time. Directors should also be individuals of substantial accomplishment with demonstrated leadership capabilities, and they should represent all stockholders and not any special interest group or constituency.

The committee's charter also gives the committee the sole authority to retain and terminate any search firm to be used to identify director candidates, including sole authority to approve the search firm's fees and other retention terms.

Leadership Structure of the Board

As provided in our Corporate Governance Principles, the Board does not have a policy, one way or the other, on whether or not the roles of the chairman and CEO should be separate and, if they are to be separate, whether the chairman should be selected from the non-employee directors or be an employee. The Board is to make this choice on the basis of what is best for our Company at a given point in time. Following the spin-off of our downstream businesses on June 30, 2011 (the "Spin-off"), Clarence P. Cazalot, Jr. became chairman, president and CEO of our Company. At that time, the Board determined that Mr. Cazalot possessed the right level of experience and skill sets to lead the Board and our Company. At the same time, Dennis H. Reilley was appointed lead director. Following Mr. Cazalot's retirement on January 1, 2014, the Board appointed Mr. Reilley as non-executive chairman. As a former non-executive chairman of Covidien Ltd. and a former chairman, president and CEO of Praxair, Inc., along with service on three other publicly-traded company boards, Mr. Reilley has gained invaluable insight and exposure to many of the major issues we face as a publicly-traded company. Mr. Reilley also gained valuable knowledge and experience in his role as lead director of the Board from the time of the Spin-off until Mr. Cazalot's retirement. As non-executive chairman, Mr. Reilley's duties include presiding at board meetings and executive sessions of the non-employee directors and reviewing the Board and committee agendas. We believe the Board leadership structure is appropriate for us at this time.

Diversity

The Corporate Governance and Nominating Committee is responsible for reviewing with the Board the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board. When we have an opening on the Board, we will always look at a diverse pool of candidates. In accordance with our Corporate Governance Principles, the assessment of the Board's characteristics includes diversity, skills, such as an understanding of financial statements and financial reporting systems, technology and international experience. We view and define diversity in its broadest sense, which includes gender, ethnicity, age, education, experience and leadership qualities. The newest members of our Board are Linda Z. Cook and Chadwick C. Deaton. Ms. Cook has valuable domestic and international oil and gas experience and serves on the boards of three other companies. Mr. Deaton has extensive knowledge of the energy business, including senior executive experience in the oilfield services industry, and serves on the boards of four other companies.

Communications from Interested Parties

All interested parties, including security holders, may send communications to the Board through the Secretary of the Company. You may communicate with the Chair of our Audit and Finance, Compensation, Corporate Governance and Nominating, and Health, Environmental, Safety and Corporate Responsibility Committees by sending an e-mail to auditandfinancechair@marathonoil.com, compchair@marathonoil.com, corpgovchair@marathonoil.com, or hescrchair@marathonoil.com, respectively. You may communicate with our outside directors, individually or as a group, by sending an e-mail to non-managedirectors@marathonoil.com.

The Secretary will forward to the directors all communications that, in her judgment, are appropriate for consideration by the directors. Examples of communications that would not be considered appropriate for consideration by the directors include commercial solicitations and matters not relevant to the affairs of the Company.

Code of Business Conduct

Our Code of Business Conduct is available on our website at http://www.marathonoil.com/Code_of_Business_Conduct/. The Code of Business Conduct applies to our directors, officers and employees.

Code of Ethics for Senior Financial Officers

Our Code of Ethics for Senior Financial Officers is available on the Company's website at http://www.marathonoil.com/Code_Ethics_Sr_Finan_Off/. This code applies to the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and mandates that these officers, among other things:

- act with honesty and integrity, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
- provide full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in other public communications made by the Company;
- comply with applicable governmental laws, rules and regulations; and
- promote the prompt internal reporting of violations of this Code of Ethics to the chair of the Audit and Finance Committee and to the appropriate person or persons identified in the Company's Code of Business Conduct.

The code further provides that any violation will be subject to appropriate discipline, up to and including dismissal from the Company and prosecution under the law.

Compensation of Directors

In 2013, a total of 7 independent, non-employee directors served on our Board for the entire year (Mr. Boyce, Mr. Brondeau, Ms. Cook, Dr. Jackson, Mr. Lader, Mr. Phelps and Mr. Reilley). Mr. Deaton joined our Board on January 1, 2014. The Board determines annual retainers and other compensation for non-employee directors. Mr. Cazalot and Mr. Tillman are the only directors who are also employees of Marathon Oil. Directors who are employees of Marathon Oil receive no additional compensation for their service on the Board. Mr. Cazalot retired as executive chairman and resigned from the Board effective January 1, 2014.

2013 Director Compensation Table

Name(1)	Fees Earned or Paid in Cash(1) ($)	Stock Awards(2) ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensa-tion(3) ($)	Total ($)
Gregory H. Boyce(4)	165,000	175,000	0	0	0	0	340,000
Pierre Brondeau(4)	158,334	175,000	0	0	0	0	333,334
Linda Z. Cook(4)	150,000	175,000	0	0	0	10,000	335,000
Shirley Ann Jackson(4)	155,000	175,000	0	0	0	10,000	340,000
Philip Lader(4)	162,500	175,000	0	0	0	10,000	347,500
Michael E. J. Phelps(4)	160,000	175,000	0	0	0	0	335,000
Dennis H. Reilley(4)	174,167	175,000	0	0	0	0	349,167

(1) The amounts shown reflect annual cash retainers, lead director fees, and committee chair retainers for 2013. Directors are eligible to defer up to 100% of their $150,000 annual cash retainer fees.

(2) The amounts shown reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2013, in accordance with generally accepted accounting principles in the United States regarding stock compensation, for the annual non-retainer common stock award. These amounts are also equal to the grant date fair value of the awards.

(3) The amounts shown represent contributions made on behalf of the directors under our matching gifts program.

(4) The aggregate number of stock unit awards outstanding as of December 31, 2013 for each director is as follows: Mr. Boyce, 36,518; Mr. Brondeau, 16,741; Ms. Cook, 13,853; Dr. Jackson, 84,457; Mr. Lader, 78,420; Mr. Phelps, 32,776; and Mr. Reilley, 81,891.

In 2013, we paid our non-employee directors as follows:

Annual Cash Retainer	$150,000
Annual Common Stock Unit Award	$175,000
Committee Chair Retainer	$15,000 Audit and Finance Committee $15,000 Compensation Committee $12,500 All other committees
Lead Director Retainer	$20,000

Directors do not receive meeting fees for attendance at Board or committee meetings.

Non-employee directors received an annual common stock unit award valued at $175,000. During 2013, these awards were credited to an unfunded account on an annual basis on the first business day of the calendar year, based on the closing stock price on the grant date. When dividends are paid on our common stock, directors receive dividend equivalents in the form of common stock units. The awards vest and are payable in shares upon the earlier of (a) the third anniversary of the grant date, or (b) the director's departure from the Board.

Directors have the opportunity to defer 100 percent of their annual retainer into an unfunded account. This deferred account may be invested in certain phantom investment options offered under the Marathon Oil Corporation Deferred Compensation Plan for Non-Employee Directors, which mirror the investment options offered to employees under our Thrift Plan with the exception of Marathon Oil common stock. When a director leaves the Board, he or she receives cash in a lump sum.

Under our matching gifts program, each year Marathon Oil will match up to $10,000 in contributions made by non-employee directors to certain tax-exempt educational institutions. The annual limit is applied based on the date of the director's gift to the institution. Due to processing delays, the actual amount paid out on behalf of a director may exceed $10,000 in a given year.

We also have stock ownership guidelines in place for non-employee directors. All non-employee directors are expected to hold three times the value of the annual retainer in Marathon Oil stock. Directors have five years from the commencement of their service on the board to achieve this level of stock ownership. Effective January 1, 2014, the Chairman is expected to hold four times the value of the annual retainer in Marathon Oil stock.

As previously discussed in the section "Leadership Structure of the Board" on page 19, Mr. Reilley, formerly lead director, assumed the role of chairman effective January 1, 2014. For 2014, the Board approved the same director compensation program as 2013 and also approved a $75,000 Annual Chairman Retainer for Mr. Reilley.

Proposals of the Board

The Board will present the following proposals at the meeting:

Proposal No. 1

Election of Directors

Our Restated Certificate of Incorporation provides that directors shall be elected for terms expiring at the next succeeding annual meeting of stockholders. Accordingly, we have nine nominees for director whose terms expire in 2014.

Our by-laws require the Board to fix the number of directors, and under our Corporate Governance Principles, the Board is charged with endeavoring to maintain between six and eleven members. The director nominees for election are for a one-year term expiring at the 2015 annual meeting of stockholders. Of the nine current directors, one is an officer of Marathon Oil, six have top executive experience with a wide variety of businesses, one has a distinguished career in academia, business and government, and one has a distinguished career as an international business leader and diplomat. A brief statement about the background and qualifications of each nominee is given on the following pages. If any nominee for whom you have voted becomes unable to serve, your proxy may be voted for another person designated by the Board.

Our by-laws describe the procedures that must be used in order for someone nominated by a stockholder of record to be eligible for election as a director. They require that notice be received by the Secretary at least 90 days, but not more than 120 days, before the first anniversary of the date on which we first mailed our proxy materials for the preceding year's annual meeting of stockholders. The notice must contain certain information about the nominee, including his or her age, address, occupation and share ownership, as well as the name, address and share ownership of the stockholder giving the notice.

As explained earlier in the question and answer section of this proxy statement, directors are elected by a majority of votes cast. For a director to be elected, this means that the number of shares voted "for" a director must exceed the number of votes cast "against" that director. Abstentions will not be taken into account in director elections. Under our by-laws, if an incumbent director who is nominated for re-election to the Board does not receive sufficient votes to be elected, the director is required to promptly tender his or her resignation to the Board. Our Corporate Governance and Nominating Committee will make a recommendation to the Board as to whether to accept or reject the tendered resignation, or whether other action should be taken. The Board will act on the tendered resignation, taking into account the Corporate Governance and Nominating Committee's recommendation, and publicly disclose its decision regarding the tendered resignation within 90 days from the date of the certification of the election results. In the event of a vacancy, the Board may fill the position or decrease the size of the Board.

Nominees for Director
Terms Expire 2015



Gregory H. Boyce **Director since 2008** **Age 59**

Chairman and Chief Executive Officer of Peabody Energy Corporation

Mr. Boyce received a bachelor of science degree from the University of Arizona in mining engineering and completed the Advance Management Program from the Graduate School of Business at Harvard University. Mr. Boyce is Chairman and Chief Executive Officer of Peabody Energy Corporation. He has been a director of Peabody Energy Corporation since March 2005, and was appointed Chairman on October 10, 2007. Mr. Boyce was named Chief Executive Officer Elect in March 2005, and assumed the position of Chief Executive Officer in January 2006. He also served as President from October 2003 until January 6, 2008 and was Chief Operating Officer from October 2003 to December 2005. From 2000 to 2003, Mr. Boyce served as Chief Executive Officer - Energy for Rio Tinto plc, an international natural resource company. He was President and Chief Executive Officer of Kennecott Energy Company from 1994 to 1999 and President of Kennecott Minerals Company from 1993 to 1994. Prior to serving as President of Kennecott Minerals, Mr. Boyce had extensive engineering and operating experience with Kennecott. He served as Executive Assistant to the Vice Chairman of Standard Oil from 1983 to 1984. Mr. Boyce also serves on the Board of Directors of Monsanto Company. He is past chairman of the National Mining Association and is a member of the Business Round Table and Business Council. Mr. Boyce is Chairman of the Coal Industry Advisory Board of the International Energy Agency and a member of the National Coal Council. He is also a member of the Board of Trustees of Washington University of St. Louis. Mr. Boyce is a member of Civic Progress in St. Louis and is a member of the Advisory Council of the University of Arizona's Department of Mining and Geological Engineering and the School of Engineering and Applied Science National Council at Washington University.

As a chief executive officer, Mr. Boyce's current position provides him with experience running a major corporation with international operations. This includes developing strategic insight and direction for his company. Global operations require a thorough understanding of different cultures and political regimes. His position as chief executive officer also exposes him to many of the same issues we face in our business, including markets, competitors, operational, regulatory, technology and financial.



Pierre Brondeau **Director since 2011** **Age 56**

Chairman, President and Chief Executive Officer of FMC Corporation

Mr. Brondeau earned both a bachelor of science degree and a Ph.D from Institut National des Sciences Appliquées of Toulouse in biochemical engineering and received a master's degree from the University of Montpellier, France in food sciences. He joined FMC Corporation on January 1, 2010, as President and Chief Executive Officer and became Chairman of the Board on October 1, 2010. Mr. Brondeau served as President and Chief Executive Officer of Dow Advanced Materials Division of Dow Chemical Company until September 2009. He was President and Chief Operating Officer of Rohm and Haas Company from May 2008, which was acquired by Dow Chemical in April 2009. From 2006 through May 2008, Mr. Brondeau served as Executive Vice President of electronics and specialty materials of Rohm and Haas Company. He held numerous executive positions during his tenure at Rohm and Haas Company from 1989 through May 2008, in Europe and the United States with global responsibilities for marketing, sales, research and development, engineering, technology and operations. Mr. Brondeau also serves on the Board of Directors of TE Connectivity Ltd. He is Vice Chairman of the Board of the American Chemistry Council.

Mr. Brondeau's years of senior executive experience and executive leadership at large multi-national companies and his knowledge of developing technology, finance, acquisitions and mergers, strategic planning and regulatory issues impacting publicly-traded companies provides a valuable resource for our Board. He also has leadership experience serving as chairman of the board and also as a member of the board of an electronics manufacturer with service on its audit committee.



Linda Z. Cook — Director since 2011 — Age 55

Retired Executive Director of Royal Dutch Shell plc

Ms. Cook earned a bachelor of science degree from University of Kansas in petroleum engineering. She served as Executive Director of Royal Dutch Shell plc from August 2004 to December 2009 with responsibilities for global natural gas, trading and technology. Previously, Ms. Cook served as Director, President and Chief Executive Officer of Shell Canada Limited from August 2003 to August of 2004. From January 2000 to July of 2003, she served as Chief Executive Officer for Shell Gas & Power. Ms. Cook also serves on the Boards of Directors of The Boeing Company, KBR, Inc. and Cargill, Inc., a privately held company. She is a member of the Board of Trustees for the University of Kansas Endowment Association. Ms. Cook is a member of the Society of Petroleum Engineers. Within the past five years, she previously served on the Board of Directors of Royal Dutch Shell plc.

Ms. Cook has extensive knowledge and experience in the oil and gas industry gained through her position as executive director of Royal Dutch Shell plc and various other executive and management positions with Shell. As a result of these positions, she has valuable experience in the domestic and international oil and gas business. She also gained valuable experience in managing many of the major issues, such as strategic, operational, technology, compensation, management development, acquisitions, dispositions, capital allocation, government and stockholder relations, that we deal with today. Ms. Cook's service on the boards of two other publicly-traded companies and one privately-held company has provided her exposure to different industries and approaches to governance and other key issues.



Chadwick C. Deaton — Director since 2014 — Age 61

Retired Executive Chairman of Baker Hughes Incorporated

Mr. Deaton earned a Bachelor of Science in Geology from the University of Wyoming. Mr. Deaton was Executive Chairman of the Board of Baker Hughes Incorporated from January 2012 to April 2013 and its Chairman of the Board from October 2004 to January 2012. He served as Chief Executive Officer of Baker Hughes Incorporated from October 25, 2004 to December 31, 2011, and President of Baker Hughes Incorporated from February 1, 2008 to July 28, 2010. He retired from Baker Hughes on April 25, 2013. Before leading Baker Hughes, Mr. Deaton was President and Chief Executive Officer of Hanover Compressor Company from 2002 through October 2004. He was a Senior Advisor to Schlumberger Oilfield Services from 1999 to September 2001 and was an Executive Vice President from 1998 to 1999. Mr. Deaton serves on the Boards of Ariel Corporation, a privately held manufacturer of gas compressor equipment, Air Products and Chemicals, Inc., CARBO Ceramics Inc. and Transocean Ltd. Within the past five years, he previously served on the Board of Directors of Baker Hughes Incorporated. Mr. Deaton is a director of Junior Achievement of Southeast Texas, Houston Achievement Place and a member of the Society of Petroleum Engineers Industry Advisory Council. He also serves on the board of the University of Wyoming Foundation and the Wyoming Governor's Engineering Task Force.

Mr. Deaton has over 32 years of executive and management experience in the energy business, including over 14 years of senior executive experience in the oilfield services industry. As a former chairman, president and CEO of Baker Hughes and other executive level positions, Mr. Deaton has valuable knowledge, experience and management leadership regarding many of the same issues that we face as a publicly-traded company in the oil and gas industry. Mr. Deaton's service on the boards of three other publicly-traded companies and one privately-held company has provided him exposure to different industries and approaches to governance and other key issues.

Terms Expire 2015



Shirley Ann Jackson | **Director since 2000** | **Age 67**

President of Rensselaer Polytechnic Institute

Dr. Jackson received a bachelor of science degree in physics in 1968 and a doctorate in theoretical elementary particle physics in 1973 from the Massachusetts Institute of Technology. She was a research associate at the Fermi National Accelerator Laboratory, a visiting scientist at the European Center for Nuclear Research and, from 1976 to 1991, a theoretical physicist at the former AT&T Bell Laboratories. Dr. Jackson was a professor of theoretical physics at Rutgers University from 1991 to 1995. She was Chairman of the U.S. Nuclear Regulatory Commission from 1995 to 1999. Dr. Jackson was named President of Rensselaer Polytechnic Institute in 1999. Dr. Jackson holds 51 honorary degrees, was awarded the New Jersey Governor's Award in Science in 1993, was inducted into the National Women's Hall of Fame in 1998 and was named a fellow of the Association for Women in Science in 2004. In 2005, she chaired the American Association for the Advancement of Science, was President in 2004, and currently is a fellow. Dr. Jackson is a member of the National Academy of Engineering, and the American Philosophical Society, and is a fellow of the Royal Academy of Engineering (U.K.), the American Academy of Arts and Science and of the American Physical Society. In 2009 she was appointed to serve on the President's Council of Advisors on Science and Technology (PCAST). In 2011, Dr. Jackson was appointed to the International Security Advisory Board (ISAB) at the U.S. Department of State, advising the Secretary of State and the Undersecretary for Arms Control and International Security. She serves on the Boards of Directors of FedEx Corporation, International Business Machines Corporation, Medtronic, Inc. and Public Service Enterprise Group Incorporated. She is former Chairman of NYSE Regulation, Inc. Within the past five years, Dr. Jackson also previously served as a director of NYSE Euronext. She is a member of the Board of the Council on Foreign Relations, the Board of Regents of the Smithsonian Institution, and a life member of the M.I.T. Corporation. Dr. Jackson previously served as the University Vice Chairman of the U.S. Council on Competitiveness, and co-chaired its Energy Security, Sustainability and Innovation initiative.

Through her current position as President of Rensselaer Polytechnic Institute, former position as Chairman of the U.S. Nuclear Regulatory Commission and other appointments and positions, Dr. Jackson has managed many of the major issues, such as financial, strategic, technology, regulatory, compensation, personnel development, capital allocation and public relations, that we deal with today. She has particular experience with energy policy, technology and management of large projects. Also, her previous and current board positions on other publicly-traded companies have provided over 30 years of audit committee experience, including as chair, compensation committee experience and governance and nominating committee experience, including as chair. This experience has given her exposure to different industries and approaches to governance and other key issues.



Philip Lader | **Director since 2002** | **Age 67**

Non-executive Chairman of WPP plc

Ambassador Lader received a bachelor's degree from Duke University (Phi Beta Kappa), a master's degree from the University of Michigan and a Juris Doctor degree from Harvard Law School, and completed graduate studies in law at Oxford University. Awarded honorary doctorates by 14 universities and colleges, he served as U.S. Ambassador to the Court of St. James's from 1997 through 2001 and was Assistant to the President and White House Deputy Chief of Staff, Deputy Director of the Office of Management and Budget, and Administrator of the U.S. Small Business Administration. Formerly President of Sea Pines Company, Executive Vice President of Sir James Goldsmith's U.S. holding company, and president of universities in Australia and South Carolina. He currently is non-executive Chairman of WPP plc, the global advertising/communications services company, which includes J. Walter Thompson, Ogilvy & Mather, Young & Rubicam, Hill & Knowlton, Grey Global and Burson-Marsteller, among other international marketing/media services companies. Ambassador Lader is a senior advisor to Morgan Stanley and a partner in the law firm of Nelson, Mullins, Riley & Scarborough. He also serves on the Boards of Directors of AES Corporation and United Company RusAl Plc. Ambassador Lader was Vice Chairman of RAND Corporation and is a member of the Boards of Trustees of the Smithsonian Museum of American History and The Atlantic Council, as well as a member of the Council on Foreign Relations. Within the past five years, Ambassador Lader served as a director for Songbird Estates plc (Canary Wharf) and Lloyd's (of London).

Through his positions as chairman of the world's largest marketing and media services company, senior-level U.S. government appointments, partner at a major law firm and other appointments and positions, Ambassador Lader has valuable experience and knowledge managing many of the major issues we face as a publicly-traded company. He has extensive experience with public policy matters, which uniquely qualify him to serve as Chairman of our Health, Environmental, Safety and Corporate Responsibility Committee. Ambassador Lader's other board positions have given him exposure to different industries and approaches to governance and other key issues.



Michael E. J. Phelps | **Director since 2009** | **Age 66**

Chairman and Founder of Dornoch Capital, Inc.

Mr. Phelps received a bachelor's degree from the University of Manitoba, Winnipeg, Canada, in 1967. He earned a bachelor's degree in Law in 1970 from the University of Manitoba. In 1971, he attended the London School of Economics and Political Science in London and received a master's of law degree. Mr. Phelps was awarded honorary doctorates by three universities. Mr. Phelps is chairman and founder of Dornoch Capital, Inc., a private investment company based in Vancouver, British Columbia. Prior to forming Dornoch in 2002, he worked for Westcoast Energy, Inc., a natural gas company with operations across North America and interests in international energy companies in Mexico, Indonesia, China and Australia. Mr. Phelps joined Westcoast in 1982 as a corporate development executive. In 1987, he was promoted to chief financial officer and 18 months later, was named president and CEO. In 1992, he was named chairman and CEO, a position he held until the company was sold to Duke Energy Corporation in 2002. Mr. Phelps serves as a director of Spectra Energy Corporation. Within the past five years, he served as a director of Canadian Pacific Railway Company and Prodigy Gold Incorporated (formerly Kodiak Exploration Ltd.). Mr. Phelps also serves as a director of Vancouver Hospital Foundation and previously served as Chair from 2010 to 2012. He is a member of the North American Advisory Board of the London School of Economics and is a Special Advisor to Nomura Canada, Inc.

Through his position as chairman and founder of a private investment company, chairman and CEO of a natural gas company with international operations, and other executive and management positions, Mr. Phelps has valuable experience dealing with operations in Canada and other international locations. This is extremely beneficial due to our Canadian oil sands and other international operations. His previous and current positions on the boards of six other publicly-traded companies have given him exposure to different industries and approaches to governance and other key issues.



Dennis H. Reilley | **Director since 2002** | **Age 60**

Non-executive Chairman of Marathon Oil Corporation

Mr. Reilley graduated from Oklahoma State University with a bachelor's degree in finance in 1975. He began working at Conoco, Inc. in 1975 as a pipeline engineer and in 1979 was promoted to executive assistant to the Chairman. Mr. Reilley held many key positions at E. I. Du Pont de Nemours & Company, which purchased Conoco in 1981. He held senior management positions in DuPont's Chemicals and Specialties business including vice president and general manager of Specialty Chemicals. In May 1999, he was appointed executive vice president and chief operating officer of DuPont with responsibility for pigments and chemicals, specialty polymers, nylon and polyester. Mr. Reilley became chairman, president and chief executive officer of Praxair, Inc. in 2000. From March 1, 2006 through December 2006, he held the positions of chairman and chief executive officer and through April 2007 served as chairman. He served as non-executive chairman of Covidien Ltd. from June 29, 2007 through September 30, 2008. Mr. Reilley became non-executive Chairman of the Board of Marathon Oil Corporation on January 1, 2014. He also serves on the Boards of Directors of Dow Chemical Company and Covidien Ltd. Within the past five years, Mr. Reilley also served as a director of H. J. Heinz Co. He is former Chairman of the American Chemistry Council.

Mr. Reilley has over 34 years of executive and management experience in the oil, petrochemical and chemical industries. As a result of his positions as chairman, president and CEO of Praxair and other executive and management positions, Mr. Reilley has valuable experience in managing many of the major issues that we face as a publicly-traded company in the oil and gas industry. His service on three other publicly-traded company boards has given him valuable insight and exposure to different industries and approaches to governance and other key issues. Mr. Reilley also has a valuable financial background from his education and work experiences.



Lee M. Tillman | **Director since 2013** | **Age 52**

President and Chief Executive Officer of Marathon Oil Corporation

Mr. Tillman received a Bachelor of Science degree in chemical engineering with honors from Texas A&M University and a Ph.D. in chemical engineering from Auburn University. On August 1, 2013 he became a director, President and Chief Executive Officer of Marathon Oil Corporation. Immediately prior to this, Mr. Tillman served as vice president of Engineering for ExxonMobil Development Company where he was responsible for all global engineering staff engaged in major project concept selection, frontend design and engineering. Between 2007 and 2010, he served as North Sea production manager and lead country manager for subsidiaries of ExxonMobil in Stavanger, Norway. From 2006 to 2007, he served as acting vice president, ExxonMobil Upstream Research Company. Mr. Tillman began his career in the oil and gas industry at Exxon Corporation in 1989 as a research engineer and has extensive operations management and leadership experience that has included assignments in Jakarta, Indonesia; Aberdeen, Scotland; Stavanger, Norway; Malabo, Equatorial Guinea; Dallas and New Orleans. He is a member of the University of Houston Energy Advisory Board, and a member of the Engineering Advisory Council and the Chemical Engineering Advisory Council of Texas A&M University. Mr. Tillman is a member of the Society of Petroleum Engineers.

As our President and Chief Executive Officer, Mr. Tillman sets the strategic direction of our Company under the guidance of the Board. He has extensive knowledge and experience in global operations, project execution and leading edge technology in the oil and gas industry gained through his executive and management positions with our Company and ExxonMobil. His knowledge and handling of the day-to-day issues affecting our business provides the Board with invaluable information necessary to direct the business and affairs of our Company.

Proposal No. 2

Ratification of Independent Auditor for 2014

The Audit and Finance Committee has selected PricewaterhouseCoopers LLP ("PwC") an independent registered public accounting firm, as our independent auditor to audit the Company's books and accounts for the year ending December 31, 2014. PwC served as our independent auditor continuously since the separation from United States Steel on December 31, 2001 and for many years prior thereto. The fees and expenses of the independent auditor for audit, audit-related, tax and permissible non-audit services are reviewed and approved by the Audit and Finance Committee. In order to assure continuing auditor independence, the Audit and Finance Committee annually reviews the independence of the independent auditors, in addition to assuring the regular rotation of the lead audit partner as required by law and considering whether there should be a rotation of the independent audit firm itself. In conjunction with the mandated rotation of the lead audit partner, the Audit and Finance Committee and its chairperson are directly involved in the selection of PwC's lead engagement partner. While the Audit and Finance Committee is responsible for appointing, replacing, compensating and overseeing the work of the independent auditor, we are requesting, as a matter of good corporate governance, that the stockholders ratify the appointment of PwC as our independent auditor for 2014. We believe the appointment of PwC as our independent auditor is in the Company's best interests and in the best interests of our stockholders. If the stockholders fail to ratify this appointment, the Audit and Finance Committee will reconsider whether to retain PwC and may retain that firm or another firm without resubmitting the matter to our stockholders. Even if the appointment is ratified, the Audit and Finance Committee may, in its discretion, direct the appointment of a different independent auditor at any time during the year if it determines that such change would be in the Company's best interests and in the best interests of our stockholders.

We expect representatives of PwC to be present at the meeting with an opportunity to make a statement if they desire to do so and to be available to respond to appropriate questions from our stockholders.

Your Board of Directors recommends that you vote FOR the ratification of the selection of PricewaterhouseCoopers LLP as the Company's Independent Auditor for 2014.

Proposal No. 3

Say on Executive Pay

Advisory Vote to Approve the Compensation of our Named Executive Officers

In accordance with Section 14A of the Exchange Act, and as a matter of good corporate governance, we seek your advisory vote to approve the compensation of our named executive officers and ask that you support the compensation of our named executive officers as disclosed in this proxy statement. Currently, we seek the advisory vote of our stockholders to approve the compensation of our named executive officers annually and expect that the next such advisory vote will be held at our annual meeting in 2015.

Although this vote is non-binding, the Compensation Committee values your opinion and will consider the voting results when making future decisions about executive compensation.

Additionally, we think that constructive dialogue with our stockholders provides meaningful feedback about specific executive compensation practices and programs and encourage stockholders to communicate directly with both management and the Committee about executive compensation. Stockholders may contact the chairman of the Committee to provide input on executive compensation matters at any time by email: compchair@marathonoil.com.

Stockholders may also contact management to provide input on executive compensation matters at any time by contacting Howard J. Thill, Vice President, Corporate, Government and Investor Relations by email: hjthill@marathonoil.com.

As described in the Compensation Discussion and Analysis, the Compensation Committee, comprised entirely of independent directors, has effectively established executive compensation programs that reflect both company and individual performance. Executive compensation decisions are made in order to attract, retain and motivate talented executives to deliver business results and value to our stockholders.

Our trading policy precludes our directors and officers from engaging in any purchase or sale of derivative securities involving our common stock or from conducting any hedging transactions related to our stock. Also, no director or officer may pledge or create a security interest in any of the Company's securities.

Our Compensation Committee consistently exercises great care and discipline in determining executive compensation. We therefore ask that stockholders approve the compensation of our named executive officers as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis and the accompanying tables.

Your Board of Directors recommends that you vote FOR Proposal No. 3 approving these executive compensation matters.

Proposal of Stockholders

Proposal No. 4

Lobbying Report

The New York State Common Retirement Fund, 633 Third Avenue, 31st Floor, New York, New York, owner of 2,830,898 shares of common stock, has given notice that it intends to present the following proposal at the annual meeting of stockholders. In accordance with applicable proxy regulations, the proposal and supporting statement, for which the Company accepts no responsibility, are set forth below.

Whereas, corporate lobbying exposes our company to risks that could adversely affect the company's stated goals, objectives, and ultimately shareholder value, and

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of Marathon Oil Corporation ("Marathon Oil") request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by Marathon Oil used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. Marathon Oil's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 and 3 above.

For purpose of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Marathon Oil is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. Marathon Oil is listed as a member of the American Petroleum Institute ("API") and National Association of Manufacturers ("NAM"). In 2011 and 2012, API and NAM spent more than $33 million on lobbying.

Marathon Oil does not disclose its memberships in, or payments to, trade association, or the portions of such amounts used for lobbying. Absent a system of accountability, company assets could be used for objectives contrary to Marathon Oil's long-term interests.

Marathon Oil spent approximately $5.23 million in 2011 and 2012 on direct federal lobbying activities, according to Senate disclosure reports. These figures do not include lobbying expenditures to influence legislation in states. And Marathon Oil does not disclose membership in or contributions to tax-exempt organizations that write and endorse model legislation, such as Marathon Oil's service on the Energy, Environment and Agriculture Task Force of the American Legislative Exchange Council (ALEC). At least 50 companies have publicly left ALEC because their business objectives and values did not align with Alec's activities, including Entergy and EnergySolutions.

We urge support for this proposal.

YOUR BOARD RECOMMENDS A VOTE AGAINST THE STOCKHOLDER PROPOSAL SEEKING A COMPANY REPORT ON CORPORATE LOBBYING EXPENDITURES, POLICIES AND PROCEDURES.

At our 2013 annual stockholder meeting, the New York State Common Retirement Fund submitted a substantially similar stockholder proposal, which our stockholders did not approve. We believe that our stockholders recognized in 2013 that our Company is committed to adhering to the highest ethical standards when engaging in lobbying activities and complying with the letter and spirit of all laws and regulations governing those activities. Therefore, we continue to believe that the adoption of this proposal is unnecessary and should be evaluated in the context of our current disclosures regarding lobbying policies, practices and procedures. We believe a special report beyond our current voluntary and mandatory disclosures is neither productive nor an efficient use of Company resources.

Information regarding our political and lobbying policies, practices and procedures is available in various forms on our website at www.marathonoil.com. The Health, Environmental, Safety and Corporate Responsibility Committee of the Board ("Committee") is responsible for maintaining an oversight function regarding political contributions. This oversight function includes lobbying expenditures, which are periodically reported to the Committee. The Code of Business Conduct ("Code") lays the foundation for our business practices and decisions. As disclosed in the Code, no Company funds, property or services may be used to help nominate or elect any candidate to public office or support any referendum or other issue-related campaign or to support any political party without the approval of our CEO or Vice President, Corporate, Government and Investor Relations. Our Government Affairs Organization arranges all lobbying contact for the Company with U.S. federal legislators, federal executive branch officials or their staff members or state or local government officials. As stated in the *Living Our Values 2012 Corporate Social Responsibility Report*, our objectives are to participate in the public policy process on issues relevant to our Company and industry, while meeting or surpassing legal and regulatory requirements. We believe our objectives, along with our policies, practices and disclosures, satisfies the essential objectives of the stockholder proposal.

Our federal lobbying expenditures are publicly disclosed to Congress. These quarterly, semi-annual, and annual filings report the Company's federal lobbying expenditures on an aggregate basis, and include consulting services, federal grassroots lobbying, direct contact lobbying, and trade association dues attributable to federal lobbying. These reports are publicly available and can be found on the websites of the Office of the Secretary of the U.S. Senate and the Office of the Clerk of the U.S. House of Representatives.

As previously stated, our policy is to comply with all federal, state and local lobbying and ethics laws where we operate. Our registered lobbyists are also required to comply with all federal, state and local lobbying and ethics laws and related reporting obligations in accordance with our agreements with them. Currently, the Company or its registered lobbyists provide disclosures on lobbying activities in the states where we do business. In some states where we have lobbying activities, no report is required to be filed by the Company, but the Company's registered lobbyists are required to report certain lobbying expenditures and activities made on our behalf. These reports can be found in the public domain on the states' websites.

In light of our continuing commitment to provide transparency and accountability regarding our lobbying activities and complying with the letter and spirit of all laws and regulations governing these activities, we believe that the adoption of this proposal is unnecessary and not in the best interests of our Company or stockholders. We urge you to vote against the proposal.

For the reasons stated above, your Board of Directors recommends a vote AGAINST Proposal No. 4.

Proposal No. 5

Methane Emissions Report

The Nathan Cummings Foundation, 475 Tenth Avenue, 14th Floor, New York, New York, owner of 1,304 shares of common stock, and the Sisters of St. Francis of Philadelphia, 609 S. Convent Road, Aston, Pennsylvania, owner of 8,705 shares of common stock, have given notice that they intend to present the following proposal at the annual meeting of stockholders. In accordance with applicable proxy regulations, the proposal and supporting statement, for which the Company accepts no responsibility, are set forth below.

Whereas:

Over a 20-year period, methane's impact on temperature is 86 times that of carbon dioxide and therefore contributes significantly to climate change. The oil and gas industry accounts for 70% of energy-related methane emissions.

Studies from Cornell, the University of Colorado and the University of Texas, among others, estimate highly varied methane leakage rates as a percentage of production, creating uncertainty and garnering attention from *Forbes* and *The New York Times*.

Reducing methane emissions in upstream oil and gas production is one of four policies proposed by the International Energy Agency (IEA) that "could stop the growth in global energy-related emissions by the end of this decade at no net economic cost" and help keep the increase in global mean temperature below 2 degrees Celsius. All four policies rely only on existing technologies, have already been adopted and proven in several countries and would not harm economic growth in any country or region.

The IEA highlights the risk of failing to implement best practice measurement and disclosure of methane emissions in its 2012 report, "Golden Rules for a Golden Age of Gas." The IEA recommends oil and gas producers undertake a set of action "necessary to realise the economic and energy security benefits while meeting public concerns" about unconventional gas development. One of the actions is to "eliminate venting, [and] minimise flaring and other emissions," and the IEA recommends that producers "consider setting targets on emissions as part of their overall strategic policies to win public confidence."

The IEA also states that, "public authorities need to consider imposing restriction on venting and flaring." A failure by companies to proactively reduce methane emissions may invite more rigorous regulations.

We believe Marathon Oil's social license to operate is at risk, and that Marathon has a responsibility to implement a comprehensive program of measurement, mitigation, disclosure and target setting. We recognize that some operations may incorporate best practices management; however, the risk of leaks at high growth or select geographies can negate best practices elsewhere.

Benefits of reducing methane emissions include worker safety improvements, maximizing available energy resources, protecting human health, reducing environmental impacts, and reducing economic waste. Upgrading production assets may also improve performance, making equipment more robust and less susceptible to upsets and downtime. Significant reductions in methane emissions are possible using new technologies with positive return on investment.

Resolved:

Shareholders request Marathon Oil include in its annual sustainability report Marathon's policies, actions, and plans to measure, disclose, mitigate and set reduction targets for methane emissions resulting from all operations under Marathon's financial or operational control. The report should be prepared at reasonable cost, omit proprietary information and be made available to shareholders.

YOUR BOARD RECOMMENDS A VOTE AGAINST THE STOCKHOLDER PROPOSAL SEEKING A COMPANY REPORT ON CORPORATE METHANE EMISSIONS.

We believe that the need for adoption of this proposal is unnecessary and should be evaluated in the context of our longstanding commitment to environmental stewardship and disclosure. Our commitment to these standards is continually reviewed and improved upon through a variety of methods as discussed in the *Living Our Values 2012 Corporate Social Responsibility Report* ("CSR Report"). We do not believe a special report beyond our current voluntary and mandatory disclosures is either necessary or an efficient use of Company resources.

As stated in our CSR Report, we believe that to produce energy responsibly, while expanding our operations to meet growing global demand for energy, we must work to understand and manage our environmental risks while being committed to environmental stewardship and continuous improvement in our environmental performance. We put those beliefs into action through our Global Performance System, which provides a structured approach to managing environmental risks. Under this management system, we implement our values through policies that articulate our commitment to pollution prevention, compliance with regulatory requirements and continuous improvement. We drive for continuous improvement through our Health, Environment, Safety and Security ("HES&S") Organization, for which the Health, Environmental, Safety and Corporate Responsibility Committee of the Board ("Committee") has oversight responsibility. The Committee reviews the HES&S standards, which drive consistency across the Company by setting expectations for organizational performance. Our HES&S policies, beliefs and expectations can be found on our website at http://www.marathonoil.com/Social_Responsibility/Policies_Beliefs_and_Expectations/.

Marathon also recognizes the global concern about the potential impact of methane and other greenhouse gas ("GHG") emissions on the environment. We are committed to identifying and developing oil and natural gas in a safe and responsible manner, which includes having appropriate controls on GHG and other air emissions. Consistent with this commitment to environmental stewardship, and in accordance with our standards and policies, we continuously strive to implement measures to reduce emissions intensity and integrate air quality programs in our business practices.

With respect to disclosure of emissions, we believe that our existing sustainability reporting provides an appropriate level of information to meet investor expectations. In addition to data provided via comprehensive emissions reporting programs in the United States, the United Kingdom, and Norway, which is largely available to the public online, we also provide comprehensive emissions data within our CSR Report. In preparing the CSR Report, we follow the *Oil and Gas Industry Guidance on Voluntary Sustainability Reporting*, a joint publication of the International Petroleum Industry Environmental Conservation Association, the American Petroleum Institute and the International Oil and Gas Producers Association. Our approach is also guided by the Global Reporting Initiative's ("GRI") *G3.1 Sustainability Reporting Guidelines*, and we document the GRI indicators on which we have reported, specifically including indicators relating to direct and indirect GHG emissions.

We provide our GHG emissions for years 2010 thru 2012 in the CSR Report, both as total GHG emissions and in terms of GHG intensity. We also provide a breakdown of our emissions as direct and indirect emissions, and include global emissions criteria pollutants, including sulfur dioxide, nitrogen oxide, and volatile organic compounds. Our emissions disclosures can be found on our website at http://www.marathonoil.com/Social_Responsibility/Environmental_Stewardship/Air_Emissions_Management/.

As illustrated above, we believe this commitment to environmental stewardship and continuous improvement, including our current disclosures, satisfies the essential objectives of the stockholder proposal. Therefore, we believe that adoption of the proposal is unnecessary and not in the best interests of our Company or stockholders. We urge you to vote against the proposal.

For the reasons stated above, your Board of Directors recommends a vote AGAINST Proposal No. 5.

Audit and Finance Committee Report

The Audit and Finance Committee oversees Marathon Oil's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the preparation of the financial statements and the establishment and maintenance of the system of internal controls.

The Audit and Finance Committee has reviewed and discussed Marathon Oil's audited financial statements and its report on internal control over financial reporting for 2013 with Marathon Oil's management and internal audit organization. The Audit and Finance Committee has discussed with the independent auditors, PricewaterhouseCoopers LLP ("PwC"), the matters required to be discussed by Public Company Accounting Oversight Board's AU Section 380 (Communications with Audit Committees). The Audit and Finance Committee has received the written disclosures and the letter from PwC required by the applicable requirements of the Public Company Accounting Oversight Board for independent auditor communications with Audit Committees concerning independence. Based on the review and discussions referred to above, the Audit and Finance Committee recommended to the Board that the audited financial statements and the report on internal control over financial reporting for Marathon Oil be included in the Company's Annual Report on Form 10-K for 2013 for filing with the Securities and Exchange Commission.

Michael E. J. Phelps, Chair
Gregory H. Boyce
Pierre Brondeau
Linda Z. Cook
Shirley Ann Jackson

Information Regarding the Independent Registered Public Accounting Firm's Fees, Services and Independence

Independent Auditor Fees and Services

Aggregate fees for professional services rendered for the Company by PricewaterhouseCoopers for the years ended December 31, 2013 and 2012 were:

	2013 *(in 000's)*	2012 *(in 000's)*
Audit	$ 7,608	$ 6,990
Audit-Related	500	890
Tax		
Tax Compliance	420	265
Other Tax	30	620
All Other	5	7
Total[1]	$ 8,563	$ 8,772

(1) The Audit and Finance Committee adopted the Audit and Finance Committee Policy for Pre-Approval of Audit, Audit-Related, Tax and Permissible Non-Audit Services. This policy is attached as Appendix II to this proxy statement. The Audit and Finance Committee has pre-approved all the fees and services for 2013 and 2012. The Audit and Finance Committee did not utilize the de minimus exception in either year.

The *Audit* fees for the years ended December 31, 2013 and 2012 were for professional services rendered for the audit of the consolidated financial statements and audit of internal control over financial reporting of the Company, statutory and regulatory audits, issuance of comfort letters, consents, and assistance with and review of documents filed with the SEC.

The *Audit-Related* fees for the years ended December 31, 2013 and 2012 were for assurance and related services related to employee benefit plan audits, attest services that are not required by statute or regulation, and consultations concerning financial accounting and reporting standards.

The *Tax* fees for the years ended December 31, 2013 and 2012 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and tax advice, including assistance with and representation in tax audits and appeals, and requests for rulings or technical advice from tax authorities.

The *All Other* fees for the years ended December 31, 2013 and 2012 were for services rendered for accounting research, internal audit software licenses and other projects.

Compatibility of PricewaterhouseCoopers' Services with its Independence

The Audit and Finance Committee has considered whether PricewaterhouseCoopers is independent for purposes of providing external audit services to the Company, and the committee has determined that it is.

Security Ownership of Certain Beneficial Owners

The following table furnishes information concerning all persons known to Marathon Oil to beneficially own five percent or more of the common stock of Marathon Oil:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Outstanding Shares
Blackrock, Inc.(1) 40 East 52nd Street New York, NY 10022	70,571,996(1)	10.1%(1)

(1) Based on the Schedule 13G/A dated January 8, 2014 (filed: January 10, 2014) which indicates that it was filed by Blackrock, Inc. According to such Schedule 13G/A, Blackrock, Inc., through itself and being the parent holding company or control person over each of the following subsidiaries: Blackrock (Luxembourg) S.A., Blackrock (Netherlands) B.V., Blackrock Advisors (UK) Limited, Blackrock Advisors, LLC, Blackrock Asset Management Canada Limited, Blackrock Asset Management Ireland Limited, Blackrock Capital Management, Blackrock Financial Management, Inc., Blackrock Fund Advisors, Blackrock Fund Management Ireland Limited, Blackrock Fund Managers Ltd, Blackrock Institutional Trust Company, N.A., Blackrock International Limited, Blackrock Investment Management (Australia) Limited, Blackrock Investment Management (UK) Limited, Blackrock Investment Management, LLC, Blackrock Japan Co. Ltd. and Blackrock Life Limited, and each individually owning less than 5% is deemed to beneficially own 70,571,996 shares, and has sole voting power over 61,062,644 shares, shared voting power over no shares, sole dispositive power over 70,571,996 shares, and shared dispositive power over no shares.

Security Ownership of Directors and Executive Officers

The following table sets forth the number of shares of Marathon Oil common stock beneficially owned as of January 31, 2014, except as otherwise noted, by each director, by each executive officer named in the Summary Compensation Table and by all directors and executive officers as a group. In calculating the percentage of outstanding stock, each listed person's stock options that are or may be exercisable within sixty days have been added to the total outstanding shares.

Name	Shares	Restricted Stock(5)	Stock Options Exercisable Prior to 4/1/14(6)	Total Shares(7)	% of Total Outstanding(8)
Gregory H. Boyce	51,530(3)			51,530	*
Pierre Brondeau	21,754(3)			21,754	*
Clarence P. Cazalot, Jr.(1)	969,349		3,603,955	4,573,304	*
Linda Z. Cook	18,866(3)			18,866	*
Chadwick C. Deaton	5,013(3)			5,013	
Shirley Ann Jackson	92,873(3)(4)			92,873	*
Philip Lader	88,556(3)(4)			88,556	*
Michael E.J. Phelps	37,789(3)			37,789	*
Dennis H. Reilley	91,104(3)(4)			91,104	*
Lee M. Tillman	25	110,072		110,097	
Janet F. Clark(2)	199,370	42,838	729,387	971,595	*
Sylvia J. Kerrigan	25,169(4)	32,398	217,273	274,840	*
T. Mitchell Little	1,047	35,755	42,311	79,113	*
Lance W. Robertson	6,795(4)	47,884	20,435	75,114	*
John R. Sult		28,654		28,654	
All Directors and Executive Officers as a group (17 persons) (3)(4)(5)(6)				6,772,563(6)	*

(1) Clarence P. Cazalot, Jr. retired on January 1, 2014. Mr. Cazalot's information is as of December 31, 2013.

(2) Janet F. Clark retired on October 1, 2013. Ms. Clark's information is as of September 30, 2013.

(3) Includes deferrals of annual retainers into common stock units under the Deferred Compensation Plan for Non-Employee Directors and the 2003 Incentive Compensation Plan prior to January 1, 2006, and non-retainer annual director stock awards in common stock units, including the 2014 award of common stock units, under the 2007 Incentive Compensation Plan and the 2012 Incentive Compensation Plan, including their respective dividend equivalent rights allocated in common stock units, as follows:

Name	Annual Retainer Deferred Into Common Stock Units	Non-Retainer Annual Common Stock Units
Gregory H. Boyce	0	41,530
Pierre Brondeau	0	21,754
Linda Z. Cook	0	18,866
Chadwick C. Deaton	0	5,013
Shirley Ann Jackson	24,951	65,519
Philip Lader	17,913	65,519
Michael E.J. Phelps	0	37,789
Dennis H. Reilley	21,385	65,519

(4) Includes shares held under the Marathon Oil Thrift Plan, the Dividend Reinvestment and Direct Stock Purchase Plan, and the Non-Employee Director Stock Plan.

(5) Reflects shares of restricted stock granted under the 2007 Incentive Compensation Plan and the 2012 Incentive Compensation Plan, which are subject to limits on sale and transfer and can be forfeited under certain conditions.

(6) Includes vested options exercisable within sixty days of January 31, 2014, including the following number of options that are not-in-the-money as of January 31, 2014 based on the fair market value (i.e., closing price) of Marathon Oil's common stock on January 31, 2014: C. P. Cazalot, Jr.: 962,196; J. F. Clark: 156,912; S. J. Kerrigan: 73,467; T. M. Little: 34,864; L. W. Robertson: 17,594 and all other executive officers as a group: 67,552.

(7) None of the shares are pledged as security.

*(8) The percentage of shares beneficially owned by each director or nominee, or each executive officer does not exceed one percent of the common shares outstanding, and the percentage of shares beneficially owned by all directors and executive officers of the Company, as a group, does not exceed one percent of the common shares outstanding.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires that the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, file reports of beneficial ownership on Form 3 and changes in beneficial ownership on Form 4 or Form 5 with the Securities and Exchange Commission. Based solely on the Company's review of the reporting forms and written representations provided to the Company from the individuals required to file reports, the Company believes that each of its directors and executive officers has complied with the applicable reporting requirements for transactions in the Company's securities during the fiscal year ended December 31, 2013.

Compensation Committee Report

Our committee has reviewed and discussed Marathon Oil's Compensation Discussion and Analysis report for 2013 with Marathon Oil's management. Based on the review and discussions, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis report be included in the Company's 2014 Proxy Statement.

Gregory H. Boyce, Chair
Pierre Brondeau
Linda Z. Cook
Chadwick C. Deaton
Shirley Ann Jackson
Philip Lader

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis ("CD&A") describes the compensation paid to the named executive officers (also referred to as "Named Executive Officers" or "NEOs") listed in the Summary Compensation Table on page 62. It is structured to provide an introduction and 2013 Company highlights, and describe our compensation objectives, the processes and procedures for determining executive compensation, and our compensation philosophy. We also detail the individual elements of our compensation program and explain how the Compensation Committee makes compensation decisions based on our philosophy.

Introduction and 2013 Company Highlights

Leadership Highlights

From a leadership perspective, 2013 was a year of successful change and transition for our Company. Our Chairman, President, and Chief Executive Officer, Clarence P. Cazalot, Jr., retired at the end of the year after almost 14 years leading our Company. He announced his retirement decision on June 13, 2013, and remained Executive Chairman until his last day of employment on December 31, 2013. Additionally, after serving almost 10 years as our Executive Vice President and Chief Financial Officer, Janet F. Clark retired in 2013. Her last day of employment was September 30, 2013. We successfully attracted talented individuals to replace these departing officers:

- Lee M. Tillman was elected to succeed Mr. Cazalot as President and CEO effective August 1, 2013. He brings more than 24 years of oil and gas experience to our Company and was chosen based on his technical expertise, leadership success, and global operations experience.
- John R. Sult joined us as Executive Vice President and Chief Financial Officer on September 3, 2013. He was selected for his extensive industry experience and financial expertise.
- Dennis H. Reilley, our Lead Director, was appointed Non-Executive Chairman, effective January 1, 2014. As discussed on page 19, we believe that separation of the Chairman and CEO roles is currently the best leadership structure for our Company.

Additionally, we announced operations leadership changes on September 23, 2013:

- Lance W. Robertson was elected Vice President, North America Production Operations.
- T. Mitchell Little was elected Vice President, International and Offshore Production Operations.

Unless otherwise noted, when we refer to "named executive officers" or "NEOs" throughout this disclosure, we are referring to all seven executive officers listed below and in the Summary Compensation Table on page 62:

Name	Title
Mr. Lee M. Tillman	President and Chief Executive Officer
Mr. John R. Sult	Executive Vice President and Chief Financial Officer
Mr. Clarence P. Cazalot, Jr.	Former Executive Chairman (Former Chairman, President and Chief Executive Officer)
Ms. Sylvia J. Kerrigan	Executive Vice President, General Counsel and Secretary
Mr. Lance W. Robertson	Vice President, North America Production Operations
Mr. T. Mitchell Little	Vice President, International and Offshore Production Operations
Ms. Janet F. Clark	Former Executive Vice President and Chief Financial Officer

Business Highlights

In 2013, our second full year as an independent exploration and production ("E&P") company, we demonstrated our focus on operating reliability and execution excellence. Recording more than 97% average operational availability for Company-operated assets, we increased net production available for sale by 11% to 458,000 barrels of oil equivalent per day ("boed") (excluding Alaska and Libya). During the final two weeks of the year, the Eagle Ford operating area averaged over 100,000 net boed.

Excluding dispositions, we replaced 194% of our 2013 total production at a very competitive finding and development cost of approximately $16 per barrel of oil equivalent ("boe"). We ended 2013 with net proved reserves of approximately 2.2 billion boe, an 8% increase over 2012, and also topping our 40-year proved reserves record set that same year.

Committed to quality resource capture through focused exploration and opportunistic business development, we added 4,800 high-value acres in the core of the Eagle Ford position and grew South Central Oklahoma Oil Province (SCOOP) acreage position over 20% at a low cost. Key global exploration activities included our first deep water pre-salt discovery in Gabon and the Mirawa-1 discovery on the Company-operated Harir Block in the Kurdistan Region of Iraq.

We surpassed the $3 billion upper end of our stated three-year divestiture target with the Angola Block 31 sale (which closed in February 2014) and the Angola Block 32 sale (which is expected to close during the first quarter of 2014). To continue our portfolio optimization strategy, providing optionality to redeploy capital, we recently announced the marketing of our North Sea assets in the United Kingdom and Norway.

Overall, the Company demonstrated its ability to execute on its strategy while delivering competitive stockholder value through a strong dividend and significant share repurchases. In July 2013, the Board increased our quarterly dividend 12% to $0.19 per share.

Looking ahead to 2014, our three strategic plan priorities include:

- Accelerate our rig activity in three of the highest-value domestic resource plays (the Eagle Ford shale in South Texas, the Bakken shale in North Dakota, and the Oklahoma Resource Basins);
- Successfully market our North Sea assets to continue our portfolio optimization strategy; and
- Leverage our remaining share repurchase authorization of $2.5 billion, as appropriate, in order to provide optionality in capital allocation.

Compensation Highlights

The purpose of our executive compensation program is to motivate long-term organizational and individual performance that is aligned with our corporate goals and in the long-term best interests of our stockholders.

Significant compensation program changes and decisions made by the Compensation Committee of our Board of Directors (the "Committee") in 2013 included the following:

- The Committee negotiated and approved compensation packages for our new CEO and new CFO.
- To better align with stockholder returns, the Committee modified the form of our performance unit program, moving from a cash-based to a share-based performance unit program.
- Because overall achievement of our 2013 annual performance commitments exceeded target objectives, the Committee awarded cash bonus payments above target.
- Because we ranked third among our comparator group for the performance units with a performance period ending December 31, 2013, the Committee awarded payouts at 167% of target.

Governance and Risk Management Highlights

The Committee regularly evaluates and considers the role of executive compensation programs in ensuring that our executive officers take only appropriate and prudent risks, and that compensation opportunities do not motivate excessive risk-taking. Below are some of the practices we employ.

- All executive officer compensation decisions are made by the Committee, which is comprised of six independent directors.
- The Committee is advised by an independent compensation consultant that performs no other work for executive management or our Company.
- Our executives do not have employment agreements.
- The Committee manages our compensation programs to be competitive with those of peer companies and monitors our programs against trends in executive compensation on an annual basis.
- Our compensation programs are intended to balance short-term and long-term incentives.
- Our annual cash bonus program is based on a balanced set of metrics, which are objective and not significantly influenced by commodity prices. In addition, the Committee considers the achievement of individual performance commitments and overall corporate performance.
- Annual cash bonuses are paid only after the Audit and Finance Committee of our Board has reviewed audited financial statements for the performance year.
- The Committee regularly evaluates share utilization in our 2012 Incentive Compensation Plan by reviewing overhang levels (dilutive impact of equity compensation on our stockholders) and annual run rates (the aggregate shares awarded as a percentage of total outstanding shares).
- Our clawback policy applies to annual cash bonuses and long-term incentives and would generally be triggered with respect to an executive officer in the event of a material accounting restatement due to noncompliance with financial reporting requirements or an act of fraud by that executive officer.

Influence of Say-on-Pay Results on Executive Compensation

At our 2013 Annual Meeting of Stockholders, over 90% of the votes were cast in favor of the non-binding advisory proposal to approve the compensation of our NEOs. Based on this voting result and our ongoing review of our compensation policies and important governance processes, we believe that our compensation programs effectively align the interests of our NEOs with the Company's long-term goals.

Pay for Performance

The Committee believes that our programs benefit our stockholders through stringent pay-for-performance requirements, while also competing effectively for executive talent. To further demonstrate this performance philosophy, the following chart tracks our former Executive Chairman's Total Annual Compensation with changes in our stock price over the last six years. Since 2006, our former Executive Chairman's long-term incentive compensation has consisted only of stock options and performance units that required that we meet relative shareholder return criteria for him to earn any payout. Total Annual Compensation includes all cash compensation received from salary, bonuses, and cash-denominated performance unit payouts each year, as well as the value of the equity awards that vested in each year.



Former Executive Chairman Total Annual Compensation vs. Year-end Stock Price
$40,000,000
$35,000,000
$30,000,000
$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$0
CEO Total Annual Compensation
$40.00
$35.00
$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
Stock Price per Share on 12/31
2008
2009
2010
2011
2012
2013
Base
Performance Units
Bonus
Accelerated Units
Equity Vested (not exercised)
Stock Price per Share

For purposes of this graph, the Former Executive Chairman's Total Annual Compensation is comprised of the components described below:

- "Base" means base salary paid during each calendar year.
- "Bonus" means the annual cash bonus paid for each calendar year, typically paid in the first quarter of the following year.
- "Equity Vested" means the value of the equity that vested each year as of the vesting date. For stock options, the value shown is based on the amount, if any, that the stock option price on an option's vesting date exceeded the option's exercise price; for options where the exercise price exceeded the stock price on the vesting date, the value shown is $0. (These amounts differ from the grant date fair values of stock and stock option awards granted in each year which appear in the Summary Compensation Table.)
- "Performance Units" means the value of the performance unit payout made in each year. Performance Units generated zero payout for the 2007-2009 and 2008-2010 performance periods.
- "Accelerated Units" means the value of the prorated performance unit payout made in 2011 upon the spin-off of Marathon Petroleum Corporation ("MPC"). The original performance periods of these units were 2010-2012 and 2011-2013. This acceleration reduced total compensation opportunities payable for performance periods ending in 2012 and 2013.
- "Stock Price per Share" means: (1) for 2013, the closing price of the Company's common stock on December 31, 2013; and (2) for the years preceding 2013, the closing price for December 31 of that year, adjusted for dividend distributions. For purposes of this calculation, the spin-off of MPC was treated as a dividend equal to one-half of MPC's closing "when issued" share price on June 30, 2011. Cash dividend adjustments were calculated based on the dividend as a percentage of the closing stock price of our common stock immediately preceding the ex-dividend date.

Compensation Objectives

Our executive compensation program is designed to further support our corporate goal of delivering long-term value through focused execution. It enables us to attract and retain leaders who possess a high level of technical and leadership expertise, and a long-term focus, both of which are critical to success in our industry. Specific compensation goals and our approach to achieving these objectives are:

Objective	How We Meet Our Objectives
Attract and retain talented and experienced leaders who directly impact our current and future success	• Offer a market-competitive total pay opportunity that provides incentives for executive leaders to accept the responsibilities and risks associated with their positions • Regularly benchmark each component of our pay program against the competitive market • Provide competitive benefit programs, including retirement and healthcare
Motivate and reward for annual achievement of specific financial goals and operational successes	• Emphasize achievement of specific goals by providing variable, performance-based compensation • Include specific financial and operational performance measures in our annual incentive program
Offer long-term financial incentives to create sustained stockholder value	• Deliver approximately 80% of NEO's long-term incentives in the form of stock options and performance units tied to relative stockholder returns
Align executive officer and stockholder interests through ownership of Marathon Oil common stock	• Ensure the realized value of all of our annual long-term incentive grants is driven by stock price performance • Maintain stock ownership requirements for our executive officers

All NEOs are covered by the same compensation plans, policies, and practices.

Processes and Procedures for Determining Executive Compensation

Compensation Committee of Our Board of Directors

The Committee is charged with overseeing and approving all compensation for our executive officers. The Committee is comprised only of independent, non-employee directors. The directors who served on the Committee in 2013 are Mr. Boyce (Chairman), Mr. Brondeau, Ms. Cook, Dr. Jackson, Mr. Lader, and Mr. Reilley.

The Committee's charter requires that it meet at least four times each year, and, during 2013, the Committee met six times. At each of its meetings, the Committee has the opportunity to meet in executive session. When practical, the Committee previews and discusses significant compensation decisions at one meeting before giving formal approval at a subsequent meeting.

The Committee's Independent Consultant

For 2013, the Committee engaged Meridian Compensation Partners LLC ("Meridian") to provide consulting services and advice to the Committee on executive compensation matters. Meridian provides the Committee with information on industry trends, market practices and legislative issues. The terms of this relationship are set forth in an agreement between the Committee and Meridian. Meridian provides no other services to us or our executive officers, and the Committee has the right to terminate the services of Meridian and appoint a new compensation consultant at any time.

While the Committee retains Meridian directly, Meridian interacts with several of our officers and employees as necessary. In addition, Meridian may seek input and feedback from members of our management regarding its work product prior to presentation to the Committee in order to confirm that information is accurate or address other issues. We believe that Meridian provides an independent perspective to the Committee.

The Role of the Chief Executive Officer

The Committee seeks significant input from the CEO on compensation decisions and performance appraisals for all other executive officers. However, all final compensation decisions for our executive officers are made by the Committee. The CEO does not provide recommendations or participate in Committee discussions concerning his own compensation.

Compensation Philosophy

Our success is based on financial performance and operational results. Our executive compensation programs are an important driver of our long-term success, as they are designed to support our business strategies, attract and retain talented leaders who are motivated to execute responsible decisions, deliver pay that aligns with results achieved, and align executive officer interests with those of our stockholders.

Peer Group

Peer group benchmarking is one of several factors considered in our pay-setting processes. The table below lists the industry companies the Committee believes provide the best external benchmarks for executive compensation, referred to as our "Peer Group." In selecting the Peer Group, the Committee considered pertinent financial measures for each company, including assets, revenue, market capitalization and enterprise value.

In 2011, the Committee approved our Peer Group, which reflected the companies against which we compete as an independent E&P company. The Committee reviews the Peer Group annually for continued appropriateness, and it did not make any changes to the Peer Group in 2012 or 2013.

Peer Group Companies	
Anadarko Petroleum Corp.	Hess Corp.
Apache Corp.	Murphy Oil Corp.
Chesapeake Energy Corp.	Noble Energy Inc.
Devon Energy Corp.	Occidental Petroleum Corp.
Encana Corp.	Talisman Energy
EOG Resources Inc.	

Competitive Positioning

Due to the technical requirements inherent in our business, the environment for talented leadership is highly competitive. Annually, the Committee compares the competitiveness of our executive officer compensation to the Peer Group and examines the overall effectiveness of our compensation programs.

We generally target executive officer total direct compensation opportunity at the 50th percentile of the Peer Group (the "50th percentile") for average performance with higher or lower targeted compensation determined based on individual experience, internal parity with other executive officers, and performance in the role. We define total direct compensation as the sum of base salary, annual bonus, and long-term incentives.

Compensation Benchmarking Process

The Committee conducts an annual comparison of the compensation of our NEOs to the compensation of executives with similar job responsibilities among our Peer Group. Meridian gathers and reports this information to the Committee. The Committee references this competitive market analysis in making compensation decisions for the coming year.

While the Compensation Committee applies general compensation concepts when determining competitiveness of our executive officers' compensation, the Compensation Committee also considers total target compensation as being generally competitive when within a reasonable range of the stated market target (in this case, the market 50th percentile). For purposes of this CD&A, we use the term "Market" to refer to the 50th percentile of a similar position within the Peer Group.

In late 2012, Meridian provided the Committee a market analysis that included information regarding Peer Group base salaries, annual bonus levels and the mix and level of long-term incentives. Compared to this analysis, the total target compensation for our NEOs averaged 97% of the market 50th percentile. 2013 target total compensation for Mr. Tillman is less than the market 50th percentile for the CEO position because he is new to the role.

Pay Mix

Consistent with our peers in the oil and gas industry, a significant portion of our executive officers' overall compensation is in the form of performance-based compensation including annual cash bonuses and long-term incentive awards. The Committee determines a total compensation opportunity for each executive officer based on a review of competitive market data, a review of our compensation philosophy, and the Committee's subjective judgment. The Committee does not set fixed percentages for each element of compensation, so the mix may change over time as the competitive market moves, governance standards evolve, or our business needs change.

Exclusive of any sign-on compensation, the chart below provides the 2013 pay mix of total direct compensation components for our 2013 NEOs. The allocation of our compensation components, with a significant emphasis on long-term incentives, aligns with the practices of our Peer Group. For purposes of this chart, compensation for Mr. Tillman and Mr. Sult has been annualized and excludes any sign-on cash or equity awards. In 2013, Mr. Tillman was paid a $2,000,000 installment of a total $3,000,000 cash sign-on bonus. The bonus is payable in three installments and is subject to repayment provisions if he resigns absent good reason or is terminated for cause within three years of employment. The two remaining $500,000 installments will be paid in 2014 and 2015 per the terms of his offer letter.



Pay Mix
Former Chairman
(Cazalot)
10%
13%
77%
CEO
(Tillman)
12%
15%
73%
Other NEOs
21%
17%
62%
Base Salary
Target Bonus
Long-Term Incentives

Overview of 2013 Compensation Outcomes

Decisions regarding base salaries, target bonus opportunities and long-term incentive awards were generally made in February 2013, except that those decisions relating to Mr. Tillman and Mr. Sult were made prior to their commencement of employment in August and September 2013, respectively. Two NEOs, Mr. Robertson and Mr. Little, received base salary increases effective October 1, 2013, in connection with their increased responsibilities. Decisions regarding the payment of 2013 annual cash bonus awards were made in February 2014, after 2013 business results were known and audited.

The following table summarizes the elements of total direct compensation awarded to our NEOs for 2013 as approved by the Committee as part of our regular compensation program. Please note that the amounts included below differ from the amounts provided in the Summary Compensation Table because this table provides the intended value for long-term incentive compensation ("LTI") at the date of grant rather than the accounting value provided in the Summary Compensation Table. Additionally, this table excludes changes in pension value.

Name	2013 Year End Base Salary	2013 Bonus Payment (paid in 2014)	Sign-on Bonus	Intended Value		Total Direct Compensation
				Annual LTI Awards	Sign-on/ Other LTI Awards	
Mr. Tillman	$1,000,000	$1,875,000	$2,000,000	$6,000,000	$1,000,000	$11,875,000
Mr. Sult	$600,000	$765,000		$2,000,000		$3,365,000
Mr. Cazalot	$1,400,000	$2,457,000		$11,000,000		$14,857,000
Ms. Kerrigan	$575,000	$733,000		$1,900,000		$3,208,000
Mr. Robertson	$425,000	$526,000		$1,000,000	$750,000	$2,701,000
Mr. Little	$375,000	$422,000		$1,000,000	$750,000	$2,547,000
Ms. Clark*	$680,000	$630,000		$2,100,000		$3,410,000

*The salary shown for Ms. Clark is her salary on her last day of employment, September 30, 2013.

As discussed in the Long-Term Incentive Awards Section of this CD&A, in addition to grants made during the regular 2013 grant cycle, the Committee approved grants of one-time awards to select officers as well as awards in connection with employment offers or promotions.

Compensation of our New Chief Executive Officer

Following Mr. Cazalot's announcement of his intent to retire from his position as our Chairman, President and CEO, the Board elected Mr. Tillman to succeed Mr. Cazalot as President and CEO effective August 1, 2013. Mr. Tillman's annual base salary is $1,000,000, and he has the opportunity to earn an annual performance-based incentive bonus with a target of 125% of his base salary, with the actual amount earned based on performance. Mr. Tillman also received a $3,000,000 cash sign-on bonus payable in three installments. The first $2,000,000 installment was paid in 2013, and the total bonus amount is subject to repayment provisions if he resigns absent good reason or is terminated for cause within three years of employment. The two remaining $500,000 installments will be paid in 2014 and 2015 per the terms of his offer letter.

Mr. Tillman received a one-time grant of restricted stock valued at $1,000,000. These shares vest in three equal installments on the first three anniversaries of the date of grant. Mr. Tillman also received grants of stock options and restricted stock representing the 2013 annual long-term incentive awards. He received a grant of restricted shares valued at approximately $3,000,000, which will cliff vest on the third anniversary of the date of grant, and a grant of stock options valued at approximately $3,000,000, vesting in three equal installments on the first three anniversaries of the date of grant. Beginning in February 2014, Mr. Tillman will be eligible to participate in the Company's annual long-term incentive program.

Mr. Tillman participates in all other elements of the Company's executive officer compensation programs and benefit plans. He does not have an employment agreement.

Components of Compensation

Our executive compensation program includes base salary, annual cash incentive compensation, long-term incentives, and benefits. By design, the majority of compensation value available to our executive officers is "performance-based," meaning that the opportunity to earn value is largely dependent on both Company and individual performance. The following is a discussion of the specific elements and actions taken by the Committee in 2013 related to each element of compensation.

Base Salary

Purpose: The primary purpose of this compensation component is to recognize and reward overall responsibilities, established skills, experience and expertise.

Competitive Positioning: The Committee considers each NEO's current salary as compared to the market 50th percentile. Other considerations include an individual's experience and expertise, the value we have assigned to the role and internal equity. The Committee does not use a formula to calculate base salary increases for NEOs.

Changes for Fiscal 2013: At its February 2013 meeting, the Committee reviewed our positioning against the Peer Group, employed the above methodology, and awarded a base salary increase to Mr. Robertson and Mr. Little effective April 1, 2013. The Committee approved additional base salary increases for these two officers effective October 1, 2013 to reflect the increased scope of their positions effective September 23, 2013:

Name	Base Salary as of January 1, 2013	Base Salary as of April 1, 2013 (Annual Adjustments)	Base Salary as October 1, 2013 (Promotion Adjustments)	Base Salary as of January 1, 2014
Mr. Tillman	N/A	N/A	$1,000,000 (Hired Aug. 1, 2013)	$1,000,000
Mr. Sult	N/A	N/A	$600,000 (Hired Sept. 3, 2013)	$600,000
Mr. Cazalot	$1,400,000	$1,400,000	$1,400,000	N/A
Ms. Kerrigan	$575,000	$575,000	$575,000	$575,000
Mr. Robertson	$350,000	$400,000	$425,000	$425,000
Mr. Little	$310,000	$350,000	$375,000	$375,000
Ms. Clark	$680,000	$680,000	$680,000	N/A

Annual Cash Bonus

Purpose: The primary purpose of this compensation component is to reward executives for the achievement of short-term financial, operational, and strategic goals that drive stockholder value and individual performance during the year.

Competitive Positioning: The Committee considers the market 50th percentile when determining competitive target bonus opportunities for our executive officers. Our targeted performance goals are established to challenge our NEOs to perform at a high level. Payout results may be above or below target based on actual performance achievement. In no case is the total bonus awarded to any NEO more than 200% of target.

Annual Cash Bonus Overview

The Committee determined the 2013 annual cash bonus for each NEO based on the following criteria:

- Quantitative company performance metrics, established by the Committee during the first quarter of the year;
- Organizational and strategic performance, evaluated by the Committee; and
- Individual performance, including achievement of pre-established goals, leadership and ethics, and overall value that the officer created for the Company.

The illustration below summarizes the framework used by the Committee to determine individual officer bonus payments:



Base Salary
x
Bonus Target (%)
=
Target Bonus Opportunity ($)
x
Company Performance Score:
60% Quantitative Performance
40% Organizational/ Strategic Performance
+/-
Individual Performance Adjustments
=
Annual Bonus Payout

Quantitative performance goals can receive a total score between 0% and 200%, with target performance weighted at 60% of the total bonus award. Organizational and strategic performance can receive a score between 0% and 200%, with target performance weighted at 40% of the total bonus award. The final award for each NEO may be adjusted based on the Committee's discretionary assessment of the named executive officer's individual performance.

Individual Bonus Target Opportunities

The 2013 bonus targets for the NEOs were as follows:

Name	Officer Level	Bonus Target (as % of Base Salary)
Mr. Tillman	CEO	125%
Mr. Sult	EVP	85%
Mr. Cazalot	Executive Chairman	135%
Ms. Kerrigan	EVP	85%
Mr. Robertson	VP	75%
Mr. Little	VP	75%
Ms. Clark	EVP	95%

2013 Quantitative Performance Metrics

During the first quarter of 2013, the Committee established the performance metrics outlined in the table below. As part of this process, the Committee considered key financial, safety and operational performance measures, all of which are important indicators of success in our industry and are not excessively influenced by commodity price fluctuations. The Committee determined the target level of performance for each metric by evaluating factors such as performance achieved in the immediately preceding year, anticipated challenges for 2013, business plan and Company strategy. The Committee also structured the program so that operational metrics represent approximately 80% of the total possible quantitative score.

The table and footnotes below describe the targets established by the Committee and the performance achieved during 2013.

Performance Measure	Target Performance Level	Performance Achieved
Safety & Environmental		
TRIR [a]	.65	.71
Spills to the Environment ≥ 1[bbl] [b]	80	78
Process Safety Incidents [c]	1	0
Serious Event Rate [d]	Monitor Only	
Operational		
Production, MBOEPD [e] and SCO Production, MBPD [f]	454	460
Cash Costs, $/BOE [g]	12.70	12.25
F&D Cost, $/BOE [h]	25	16.90

(a) The Total Recordable Incident Rate ("TRIR") is calculated according to the same formula as the Occupational Safety and Health Administration ("OSHA") Recordable Incident Rate by taking the total number of OSHA recordable incidents multiplied by 200,000 and divided by the total number of hours worked. This metric applies to Marathon Oil operated properties only (includes Equatorial Guinea Liquefied Natural Gas facility ("EGLNG")).

(b) Spills to the Environment include the number of all produced and chemically-treated fluid spills with a volume greater than or equal to one barrel outside of secondary containment on Marathon Oil operated properties. This metric applies to Marathon Oil Corporation operated properties only (includes EGLNG).

(c) Process Safety Incidents include those incidents that occurred at Marathon Oil designated facilities which meet the definition of a Process Safety Event Tier 1 as defined by American Petroleum Institute ("API") Recommended Practice 754 *(Process Safety Performance Indicators for the Refining and Petrochemical Industries).*

(d) Serious event rate is a function of the total number of significant and critical severity events (as defined in Marathon Oil's Event Reporting and Management Standard) and exposure hours according to the following formula: Events x 200,000/total exposure hours. This metric applies to Marathon Oil operated properties only (includes EGLNG). This is a monitor only metric in 2013.

(e) Production is our E&P segment available for sale (excluding Alaska and Libya and including discontinued operations) and is adjusted for pricing effects as a result of production sharing contracts ("PSC"), catastrophic events, and acquisitions and divestitures; also adjusted for project deferrals associated with capital constraints. This number differs from the reported level of average E&P production available for sale of 417 MBOED (excluding Alaska and Libya and including discontinuing operations) and does not include the aforementioned adjustments. Production available for sale during the year can differ from production sold primarily as a result of the timing of international crude oil liftings and natural gas sales.

(f) SCO Production is calculated as net synthetic crude oil ("SCO") production (bitumen after royalties and upgrading, excluding blend-stocks) and then adjusted for price, acquisitions and divestitures; also adjusted for project deferrals associated with capital constraints.

(g) Cash cost includes production expense (direct and indirect expense), and unallocated corporate G&A, adjusted for foreign exchange rates, legal settlements, and acquisitions and divestitures. The metric may also be adjusted for the bonus over/under accrual and any special items that may have not been originally forecast. Production denominator is recorded sales adjusted for pricing effects of PSCs, catastrophic events, changes in business climate, acquisitions and divestitures if appropriate. This metric excludes Libya, Alaska and Oil Sands Mining.

(h) Finding & Development ("F&D") Cost includes capital expenditures and cash exploration expenditures adjusted for foreign exchange rate, capitalized interest and capitalized asset retirement obligations from our E&P and Oil Sands Mining segments. Reserves exclude dispositions and price related changes. This metric excludes Alaska and Libya. Adjustments may also be made for special occurrences. The F&D cost of approximately $16 per boe discussed on page 44 is based on costs incurred for property acquisition, exploration and development as determined under U.S. generally accepted accounting principles.

Upon review of the quantitative outcomes relative to targeted performance, the Committee concluded that the Company had achieved overall performance exceeding targeted expectations.

<u>2013 Organizational and Strategic Performance</u>

After assessing the Company's financial and operational performance, the Committee evaluated organizational and strategic performance achievements, representing 40% of the total bonus award opportunity. Considerations include consistent performance across our quantitative metrics, the external competitiveness of our performance on key quantitative metrics, and an assessment of the Company's activity-based goals and milestones. Key 2013 organizational successes include:

- Delivery of and disciplined production in the Eagle Ford operating area, contributing to our strong-year-over-year net production growth in three top U.S. liquids resource plays – 136% in the Eagle Ford, 34% in the Bakken and 68% in the Oklahoma resource basins;
- Strong reliability in the international E&P segment, through the successful execution of turnarounds in Norway and Equatorial Guinea, both on time and on budget;
- Successful negotiation of sales and purchase agreements on Angola Block 31 (which closed in February 2014) and Block 32 (expected to close during the first quarter of 2014), allowing us to exceed our stated three-year $1.5 to $3 billion divestiture target, and providing optionality to redeploy capital for long-term value creation for shareholders; and
- Completion of Project Mustang, our internal initiative to improve efficiency and transparency of our financial reporting while also delivering increased transparency around our business. This initiative was completed within budget and on schedule.

The Committee also places significant emphasis on the NEOs' adherence to the Company's core values, which emphasize health and safety, environmental stewardship, honesty and integrity, corporate citizenship, high performance, and diversity. These values are essential to our culture and drive how we accomplish our business objectives. Additional information about our values and our commitment to social responsibility may be found in the annual *Living Our Values Corporate Social Responsibility Report* available on our Web site.

Upon review of our strategic accomplishments, and considering prevailing business conditions in 2013, the Committee concluded that the Company achieved overall performance exceeding targeted expectations.

2013 Individual Performance Considerations

Although our annual bonus program applies a framework and uses metrics and formulas, the Committee maintains discretion to adjust individual cash bonuses to recognize critical performance factors and accomplishments that may not have been fully considered in the performance score calculation.

In evaluating specific contributions made by our NEOs during 2013, the Committee considered each NEO's pre-established performance goals, as well as the contribution of the respective NEO to our Company's key achievements in the last year, including those discussed under "Business Highlights" and "2013 Organizational and Strategic Performance." These specific individual achievements, or areas in which individual performance fell short of objectives, were considered in determining the final bonus payment.

Annual Bonus Payments Earned for 2013

For 2013 performance, the Committee rewarded our NEOs with annual cash bonus payments above target, averaging 146% of target, for their contributions to our operating and financial results.

Long-Term Incentive Awards

Purpose: The primary purpose of this compensation component is to align the interests of executives and stockholders over the long term. These awards assist NEOs in establishing and maintaining significant equity ownership and place a meaningful portion of compensation at risk based on our common stock price performance. Long-term incentives also encourage retention through continued service requirements and are intended to represent the largest portion of NEOs' total direct compensation.

Competitive Positioning: Our annual long-term incentive awards are determined based on an intended award value that considers competitive market data, the named executive's performance and the NEO's intended target total compensation.

The 2013 intended award value for NEOs (except for Mr. Cazalot who received 50% of his intended value in stock options and 50% in performance units) was allocated per the following mix: 40% performance units; 40% stock options; and 20% restricted stock. The Committee believes this mix of long-term incentive awards provides an appropriate balance between the dual objectives of tying compensation to stock price appreciation and fostering executive retention.

Mr. Tillman and Mr. Sult did not receive performance units in 2013, but will participate in the 2014 long-term incentive allocation consistent with our other executive officers.

Annual Grant Process

Each year, the Committee grants annual awards of long-term incentives in the form of performance units, stock options and restricted stock. The Committee grants annual long-term incentive awards at its regularly scheduled February meeting, the date of which is generally set at least one year in advance. The effective date for grants of awards to NEOs is the date the Committee meets; however, if the Committee approves grants of awards after the market has closed, the grant date is the next trading day.

Due to the nature of long-term incentive awards, the actual long-term incentive value realized by each NEO depends on the price of the underlying shares of common stock at the time of vesting or exercise, and, in the case of performance units, our total shareholder return relative to that of the companies in our Peer Group.

Long-Term Incentive Awards Made During 2013

After considering competitive market data, the demand for talent, cost considerations, and the performance of the Company and the NEOs, the Committee granted long-term incentive awards to each then-employed NEO on February 26, 2013 according to our normal grant timeline. The Committee also made additional interim grants throughout the year for special circumstances including additional responsibilities and new hires. A summary of the intended value of the regular February grants and other 2013 awards is provided in the following table:

Total 2013 LTI Awards Intended Value				
Name	Annual Grants	Special Awards	Sign-On Awards	Total Intended Value
Mr. Tillman	$6,000,000		$1,000,000	$7,000,000
Mr. Sult	$2,000,000			$2,000,000
Mr. Cazalot	$11,000,000			$11,000,000
Ms. Kerrigan	$1,900,000			$1,900,000
Mr. Robertson	$1,000,000	$750,000		$1,750,000
Mr. Little	$1,000,000	$750,000		$1,750,000
Ms. Clark	$2,100,000			$2,100,000

The Committee grants long-term incentives based on intended value. Intended value reflects established compensation valuation methodologies that are similar to, but can differ from the methodologies used for accounting purposes and applied in the Summary Compensation and Grants of Plan-based Awards tables.

For 2013 our Summary Compensation Table includes long-term incentive values associated with two different awards of performance units. The Stock Awards column includes share-based performance unit awards granted in February 2013. The Non-Equity Incentive Plan column includes payments earned at the end of 2013 for cash-based performance units awarded in July 2011. The change from cash-based to share-based performance units (described further below) necessitates reporting two separate grants in the same year.

Additional detail regarding each long-term incentive grant is contained in the Grants of Plan-Based Awards Table on page 64.

Performance Units

The Committee believes that a performance unit program based on Total Shareholder Return ("TSR") relative to peer companies establishes alignment between pay and company performance. TSR is determined by taking the sum of stock price appreciation or reduction per share, plus cumulative dividends per share for the performance period, and dividing that total by the beginning stock price per share. For purposes of this calculation, the beginning and ending stock prices are the averages of the closing stock prices for the month immediately preceding the beginning and ending dates of the performance period.

The industry peers selected for each performance cycle typically match the industry peers comprising the Peer Group used for compensation benchmarking. Although the Compensation Committee has discretion to reduce the final payment associated with any performance unit awards, the table below describes the amounts that can be earned based on our relative TSR performance based on our rank among the Peer Group.

MRO TSR Ranking	1	2	3	4	5	6	7	8	9	10	11	12
Payout (% of Target)	200%	182%	164%	145%	127%	109%	91%	73%	54%	0%	0%	0%

For awards granted prior to 2013, the target value of each performance unit is $1, with the actual payout varying from $0 to $2 (0% to 200% of target) based on Marathon Oil's relative TSR ranking for the measurement period. For example, a 100% payout percentage pays out at $1 per unit which is paid in cash. If our absolute TSR for the performance period is negative, the payout will be capped at target (100%), regardless of the Company's relative TSR ranking.

In February 2013, the Committee modified the form of performance units awarded for future three-year performance periods to more closely align the value of compensation paid with actual stockholder returns. The value of each underlying unit awarded now tracks the price of a share of our common stock. The percentage of the share-denominated units earned ranges from 0% to 200% of the units granted and is contingent on our relative TSR performance against the Peer Group. NEOs will receive dividend equivalents paid in cash for a number of shares equal to the number of units granted multiplied by the payout percentage. Dividend equivalents accrue during the performance period and are paid based on performance at the end of the performance period. Earned awards are paid in cash shortly after the completion of the performance period with the final cash value impacted both by relative TSR rank and our common stock price. In February 2013, the Committee also established that if any companies in our Peer Group undergo a change in corporate capitalization or a corporate transaction (including, but not limited to, a going-private transaction, bankruptcy, liquidation, merger, or consolidation) during the performance period, the Committee should evaluate whether such company will be replaced in the Peer Group. The Committee has pre-approved ConocoPhillips, Pioneer Natural Resources Co., and Southwestern Energy Co. as replacement companies (in that order).

Performance Units Granted in February 2013

At the Committee's February 2013 meeting, the then-employed NEOs were granted performance units that vested based on relative TSR for the three-year performance period ending December 31, 2015. At the end of the performance period, our performance will be measured against the performance of our Peer Group, the performance unit award value will be determined, and the performance units will be paid out in cash. These awards are included in the Grants of Plan-Based Awards Table on page 64.

Performance Units with Performance Period Ended December 31, 2013

The performance period ended December 31, 2013 for performance units granted in July 2011. Under the provisions of these awards, the target value of each performance unit was $1, with the actual payout varying from $0 to $2. The targeted performance units were subject to our relative TSR performance against the Peer Group applying the payout matrix below:

MRO TSR Ranking	1	2	3	4	5	6	7	8	9	10	11	12
Payout Value ($/unit)	2.00	1.83	1.67	1.50	1.33	1.17	1.00	0.83	0.67	0.00	0.00	0.00

For the 30-month performance period ending on December 31, 2013, we ranked third out of twelve companies, resulting in a total maximum unit per unit value of $1.67 earned during 2013.

In January 2014, the Committee determined a final unit payout value of $1.67 and awarded payouts to the three eligible NEOs who received the grants, Mr. Cazalot, Ms. Clark, and Ms. Kerrigan. The individual payouts earned for the performance units vested in January 2014 and paid in February 2014 are provided in the Summary Compensation Table on page 62.

Stock Options

Stock options provide a direct link between officer compensation and the value delivered to stockholders. The Committee believes that stock options are inherently performance-based, as option holders only realize compensation if the value of our stock increases following the date of grant.

The grant price of our stock options is equal to the closing sales price per share of our common stock on the grant date. Stock options granted according to our normal annual grant timeline have a three-year pro-rata vesting period and a maximum term of ten years. Additional information on these grants and grants made to newly hired officers, including the number of shares subject to each grant, is shown in the Grants of Plan-Based Awards Table.

Restricted Stock

The Committee approved grants of restricted stock to the NEOs, other than Mr. Cazalot, for diversification of the mix of long-term incentive awards, for consistent alignment between executives and stockholders, and for retention purposes. Restricted stock provides recipients with the opportunity for capital accumulation and a more predictable long-term incentive value than is provided by performance units or stock options.

Restricted stock awards granted according to our normal annual grant schedule typically vest in full on the third anniversary of the date of grant. Prior to vesting, restricted stock recipients have the right to vote and receive dividends on the restricted shares.

Other Benefits and Perquisites

We offer limited perquisites to our NEOs which we believe are reasonable, particularly since the cost of these benefits constitutes a small percentage of each named executive officer's total compensation. Our NEOs may seek reimbursement for certain tax, estate, and financial planning services up to a specified annual maximum each year, including the year following death or retirement. Our NEOs are offered an enhanced annual physical examination, and they also participate in the health, retirement, and other benefit plans generally available to our U.S. employees.

Post-Employment Benefits

Retirement

Marathon Oil offers all eligible employees the opportunity to provide for retirement through three retirement plans:

- Retirement Plan of Marathon Oil Company ("Retirement Plan") – A tax-qualified defined benefit pension plan.
- Marathon Oil Company Thrift Plan ("Thrift Plan") – A tax-qualified 401(k) plan.
- Excess Benefit Plan ("Excess Plan") – A nonqualified plan allowing employees to accrue benefits above the tax limits.

In addition to these three plans, NEOs are also eligible to participate in the Marathon Oil Company Deferred Compensation Plan ("Deferred Compensation Plan"). Benefits payable under our qualified and nonqualified plans are described in detail on pages 69-72. We also sponsor retiree medical plans for a broad-based group of employees. The Committee has determined that providing these arrangements plays a meaningful role in attracting and retaining qualified executives.

Upon retirement, NEOs' stock options immediately vest and become exercisable, which is a common practice in our industry. Unvested restricted stock awards are forfeited upon retirement, except in the case of mandatory retirement. For performance units, in the case of retirement where a named executive officer has retired after working more than half of the performance period, awards may be vested on a prorated basis at the discretion of the Committee.

Mandatory Retirement

Under our mandatory retirement policy, a named executive officer must retire on the first day of the month coincident with or immediately following the officer's 65th birthday. In addition to receiving the vested benefits he or she has accrued under our benefit programs, outstanding restricted stock awards vest in full. Stock options and performance units follow the vesting treatment described above for retirement.

Death or Disability

In the event of death or disability, our NEOs would be entitled to the vested benefits they have accrued under our standard benefits programs. Long-term incentive awards would immediately vest in full upon the death of an NEO, with performance units vesting at the target level. In the event of disability, long-term incentive awards would continue to vest as if the NEO remained actively employed for up to 24 months during the period of disability.

Other Termination

Our NEOs do not have employment agreements that entitle them to any special executive severance payments, other than the change in control termination benefits described below. The Board may exercise discretion to make executive severance payments to executives on a case-by-case basis. We have a policy requiring that our Board seek stockholder approval or ratification of certain severance agreements for senior executive officers that would require payment of cash severance benefits exceeding 2.99 times the officer's salary plus bonus for the prior calendar year.

Change-in-Control Termination

We believe that our NEOs should be encouraged to act in the best interests of our stockholders if a change in control transaction is under consideration. For this reason, in 2001 we adopted our original executive change-in-control severance benefits plan, which provides certain benefits upon a change in control of our Company and is designed to ensure continuity of management through a change-in-control transaction.

For officers who are newly hired or first promoted to officer positions after October 26, 2011, the Committee adopted a new change-in-control plan. This plan provides a more limited severance benefit than the arrangement for officers employed prior to that date, yet would still encourage officers to assist us in engaging in a transaction that our Board may determine to be advantageous to stockholders. The new program includes no provisions to reimburse or "gross-up" golden parachute excise tax obligations following a change in control. No changes have been made to our executive change in control severance benefits policy that covers executive officers who were in their positions prior to October 26, 2011.

Under both our change-in-control plans, all of our NEOs' long-term incentive awards would become fully vested and exercisable upon a change in control. Outstanding performance units would vest at the target value upon a change in control. The benefits payable to NEOs in the event they are terminated following a change in control or in connection with a "potential change in control" are outlined on pages 73-75, where our executive change in control policy is described in more detail.

Other Compensation Items

Stock Ownership Requirements and Anti-Hedging Policy

All of our officers who are "executive officers" for purposes of Section 16 of the Exchange Act are subject to our stock ownership requirements, which are intended to reinforce the alignment of interests between our officers and stockholders. The stock ownership requirements are as follows:

- CEO – multiple of six times base salary;
- Executive Vice Presidents – multiple of four times base salary; and
- Vice Presidents – multiple of two times base salary.

Executive officers have five years from their respective appointment dates to achieve the designated stock ownership level. The Committee reviews each executive officer's progress towards the requirements on at least an annual basis to determine whether the market value of shares, including unvested shares held by the executive officer, satisfies our requirements. Executive officers who have not reached the required level of stock ownership are expected to hold the shares they receive upon vesting of restricted stock or exercise of stock options (after payment of exercise prices and after taxes) so that they meet their requirement in a timely manner. Our NEOs currently either meet or exceed the stock ownership requirements, or are still within five years from their respective appointment dates.

In order to ensure that officers bear the full risks of stock ownership, our corporate policies prohibit officers from engaging in hedging transactions related to our stock. Officers are also prohibited from pledging or creating a security interest in any shares of our common stock they hold, including shares in excess of the applicable ownership requirement.

Tax Considerations

The Committee considers the tax effects to us and the NEOs when making executive compensation decisions and has a practice of delivering compensation in a tax-efficient manner whenever reasonable. However, the priority of the Committee is to provide performance-based and competitive compensation. Therefore, some compensation paid to NEOs is not deductible due to the limitations of Section 162(m) of the Internal Revenue Code.

Section 162(m) provides that the amount of compensation that we may deduct each year for our CEO and each of the three most highly paid officers (other than our Chief Financial Officer) is $1,000,000. Elements of compensation which qualify as "performance-based compensation" are deductible even if in excess of this $1,000,000 limit.

As required under Section 162(m), our stockholders approved the material terms of performance goals for awards to NEOs, which are contained in our 2012 Incentive Compensation Plan. These performance goals include both financial and operational measures. For purposes of qualifying compensation as "performance-based compensation" under Section 162(m) in 2013, we used both financial and operational goals to establish maximum potential performance-based payments for NEOs. The determination of actual annual cash bonus payments for NEOs is described in the Annual Cash Bonus section beginning on page 52.

Other than time-based restricted stock, long-term incentives awarded to our NEOs in 2013 were designed to be performance-based compensation and, therefore, fully deductible. To the extent that aggregate non-performance-based compensation for an NEO exceeds $1,000,000, time-based restricted stock awards would not be deductible.

We believe our nonqualified deferred compensation plans and other benefits comply with Section 409A of the Internal Revenue Code. In general, Section 409A imposes additional income taxes, as well as premium interest, unless the form and timing of deferred compensation payments have been fixed in order to eliminate both officer and Company discretion.

Executive Compensation Tables and Other Information

The following table summarizes the total compensation earned by, or paid to, each named executive officer for the fiscal year ending December 31, 2013.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus[5] ($)	Stock Awards[6] ($)	Option Awards[6] ($)	Non-Equity Incentive Plan Compensation[7] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[8] ($)	All Other Compensation[9] ($)	Total[10] ($)
Lee M. Tillman[1] President and Chief Executive Officer	2013	392,307	3,875,000	3,813,995	2,609,206	0	35,246	42,153	10,767,907
John R. Sult[2] Executive Vice President and Chief Financial Officer	2013	182,308	765,000	1,045,584	996,745	0	16,781	20,092	3,026,510
Clarence P. Cazalot, Jr.[3] Executive Chairman	2013	1,400,000	2,457,000	5,375,896	4,868,850	8,064,745	795,431	331,742	23,293,664
	2012	1,400,000	3,000,000	0	5,509,365	2,807,550	2,587,700	316,770	15,621,385
	2011	1,400,000	3,000,000	0	6,414,055	18,821,400	1,617,757	276,207	31,529,419
Sylvia J. Kerrigan Executive Vice President, General Counsel & Secretary	2013	575,000	733,000	1,113,954	673,050	788,487	205,407	108,569	4,197,467
	2012	556,250	755,000	420,720	771,193	180,700	1,040,385	96,407	3,820,655
	2011	478,750	600,000	280,326	627,238	550,633	516,760	64,628	3,118,335
Lance W. Robertson Vice President, North America Production Operations	2013	392,211	526,000	1,371,882	353,850	0	51,322	65,141	2,760,406
T. Mitchell Little Vice President, International and Offshore Production Operations	2013	344,904	422,000	1,371,882	353,850	0	213,815	52,278	2,758,729
Janet F. Clark [4] Former Executive Vice President and Chief Financial Officer	2013	525,692	630,000	1,232,250	743,400	1,355,561	737,053	130,233	5,354,189
	2012	680,000	1,000,000	459,286	840,872	516,350	686,341	124,770	4,307,619
	2011	680,000	1,000,000	531,144	1,197,162	4,099,000	406,341	105,057	8,018,704

(1) Mr. Tillman joined the Company as President and Chief Executive Officer on August 1, 2013.

(2) Mr. Sult joined the Company as Executive Vice President and Chief Financial Officer on September 3, 2013.

(3) Mr. Cazalot served as Chairman, President and Chief Executive Officer until August 1, 2013, when he assumed the title of Chairman. Mr. Cazalot retired effective January 1, 2014.

(4) Ms. Clark served as Executive Vice President and Chief Financial Officer through September 2, 2013. At that time, she assumed the position of Executive Vice President Financial Services until her retirement effective October 1, 2013.

(5) This column reflects the annual cash bonus awards for 2013 that were determined by the Compensation Committee and paid in February 2014 pursuant to the Company's Annual Cash Bonus Plan. These awards are discussed in further detail beginning on page 52. In addition to the 2013 bonus payout, Mr. Tillman received a $2,000,000 installment of a total $3,000,000 sign-on bonus in August, in connection with his employment.

(6) This column reflects the aggregate grant date fair values, in accordance with generally accepted accounting principles in the United States regarding stock compensation. Assumptions used in the calculation of these amounts are included in footnote 21 to our consolidated financial statements included in our annual reports on Form 10-K for the years ended December 31, 2013, December 31, 2012, and December 31, 2011, respectively. For 2013, the Stock Awards column also includes the grant date fair value of the share-denominated performance units granted in February, which ultimately will be settled in cash. The value ultimately realized by the officers upon the actual vesting of the awards may or may not be equal to this determined value, as these awards are subject to market conditions and have been valued based on an assessment of the market conditions as of the grant date. See the "Grants of Plan-Based Awards Table" and pages 57 to 58 for further detail on our performance unit program.

(7) The amounts shown in this column reflect the vested value of performance units earned by our named executive officers during the performance periods that ended on December 31, 2013, December 31, 2012, and June 30, 2011, respectively. Ms. Clark's 2013 value represents a prorated payout based on number of days employed during the performance period.

(8) This column reflects the annual change in accumulated benefits under Marathon's retirement plans. See pages 69-72 for more information about the Company's defined benefit plans and the assumptions used in the calculation of these amounts. There are no deferred compensation earnings reported in this column because the Company's non-qualified deferred compensation plans do not provide above-market or preferential earnings.

(9) The following table describes each component of the All Other Compensation column for the fiscal year ending December 31, 2013 in the Summary Compensation Table.

Name	Personal Use of Company Aircraft[(a)] ($)	Company Physicals[(b)] ($)	Tax & Financial Planning[(c)] ($)	Miscellaneous Perks & Related Tax Gross Ups[(d)] ($)	Company Contributions to Defined Contribution Plans[(e)] ($)	Matching Contributions[(f)] ($)	Total All Other Compensa-tion ($)
Lee M. Tillman	0	3,355	7,159	4,715	26,924	0	42,153
John R. Sult	0	3,355	3,975	0	12,762	0	20,092
Clarence P. Cazalot, Jr.	0	3,355	19,041	0	308,000	1,346	331,742
Sylvia J. Kerrigan	1,100	3,355	11,014	0	93,100	0	108,569
Lance W. Robertson	1,100	3,355	0	0	60,436	250	65,141
T. Mitchell Little	0	3,355	0	0	48,643	280	52,278
Janet F. Clark	0	3,355	10,080	0	106,798	10,000	130,233

(a) The amounts shown in this column reflect the aggregate incremental cost of personal use of Marathon Oil aircraft by our named executive officers for the period from January 1, 2013 through December 31, 2013. Spouses and invited guests of executives occasionally fly on corporate aircraft as additional passengers on business flights. In those cases, the aggregate incremental cost to Marathon Oil is a de minimis amount, and as a result, no amount is reflected in the table.

(b) All employees, including our named executive officers, are eligible to receive an annual physical and wellness incentives. However, officers may receive an enhanced physical under the executive physical program. This column reflects the average incremental cost of the executive physical program over the employee physical program. Due to Health Insurance Portability and Accountability Act ("HIPAA") confidentiality requirements, we do not disclose actual usage of this program by individual officers.

(c) This column reflects reimbursement for professional advice related to tax, estate, and financial planning. The maximum annual benefit is $15,000, and reimbursements are attributed to the calendar year in which services are performed. Due to processing delays, the actual amount reimbursed to an officer may exceed $15,000 in a given year.

(d) This column reflects the annual premium for an individual life insurance policy.

(e) This column reflects amounts contributed by us under the tax-qualified Marathon Oil Company Thrift Plan and related non-qualified deferred compensation plans. See pages 71-72 for more information about the non-qualified plans.

(f) The amounts shown represent contributions made on behalf of the named executive officers under our matching gifts programs for approved not-for-profit charities. The annual limit on matching contributions is $10,000.

(10) Total compensation for 2013 includes performance unit compensation awarded in two separate years for certain NEOs. The Stock Awards Column includes the grant date fair value of share-based performance unit awards granted in February 2013, vesting at the end of 2015 based on the Company's relative TSR performance. (See the "Grants of Plan Based Awards Table" for the value of these share-based awards.) The Non-Equity Incentive Plan column includes payments from cash-based performance unit awards made in July 2011 that were earned at the end of 2013. See the "Total 2013 LTI Awards Intended Value" table on page 57 of the CD&A for the intended total grant-date value of the 2013 long-term incentive awards.

Grants of Plan-Based Awards in 2013

The following table provides information about all plan-based long-term incentive awards (stock options, restricted stock, and performance units) granted to each named executive officer during 2013. The awards listed in the table were granted under the 2012 Incentive Compensation Plan (the "2012 Plan") and are described in more detail in the Compensation Discussion and Analysis beginning on page 43.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards[6]
Name	Type of Award	Grant Date	Threshold ($)	Target ($)	Maximum ($)	(#)	(#)	($)	($)
Lee. M Tillman	Stock Options[1]	8/15/2013					229,886	34.65	2,609,206
	Restricted Stock[1]	8/15/2013				82,554			2,860,496
	Restricted Stock[1]	8/15/2013				27,518			953,499
John R. Sult	Stock Options[2]	9/11/2013					81,500	36.49	996,745
	Restricted Stock[2]	9/11/2013				28,654			1,045,584
Clarence P. Cazalot, Jr.	Performance Units[3]	2/26/2013	81,800	163,600	327,200				5,375,896
	Stock Options	2/26/2013					463,700	32.86	4,868,850
Sylvia J. Kerrigan	Performance Units[3]	2/26/2013	11,300	22,600	45,200				742,636
	Stock Options	2/26/2013					64,100	32.86	673,050
	Restricted Stock	2/26/2013				11,300			371,318
Lance W. Robertson	Performance Units[3]	2/26/2013	5,950	11,900	23,800				391,034
	Stock Options	2/26/2013					33,700	32.86	353,850
	Restricted Stock	2/26/2013				6,000			197,160
	Restricted Stock[4]	5/10/2013				13,941			478,873
	Restricted Stock[5]	9/25/2013				8,596			304,814
T. Mitchell Little	Performance Units[3]	2/26/2013	5,950	11,900	23,800				391,034
	Stock Options	2/26/2013					33,700	32.86	353,850
	Restricted Stock	2/26/2013				6,000			197,160
	Restricted Stock[4]	5/10/2013				13,941			478,873
	Restricted Stock[5]	9/25/2013				8,596			304,814
Janet F. Clark	Performance Units[3]	2/26/2013	12,500	25,000	50,000				821,500
	Stock Options	2/26/2013					70,800	32.86	743,400
	Restricted Stock	2/26/2013				12,500			410,750

(1) These awards were made in connection with Mr. Tillman's employment. 229,886 stock options vest ratably over the first, second, and third anniversaries of the grant date. 82,554 shares of restricted stock vest upon the third anniversary of the grant date and 27,518 shares of restricted stock vest ratably over the first, second, and third anniversaries of the grant date.

(2) These awards were made in connection with Mr. Sult's employment. 81,500 stock options vest ratably over the first, second, and third anniversaries of the grant date. 28,654 shares of restricted stock vest ratably over the first, second, and third anniversaries of the grant date.

(3) Awards reported reflect performance units, as discussed beginning on page 57, which are denominated as an equivalent of one share of our common stock and, if earned, are paid in cash. Participants may earn from 0% to 200% of the targeted award based on our relative TSR performance against a specified peer group over the designated three-year performance period.

(4) These awards reflect special awards that vest ratably over the first, second, and third anniversaries of the grant date.

(5) These awards reflect awards Mr. Robertson and Mr. Little received upon their respective appointments to Vice President, North America Production Operations, and Vice President, International and Offshore Production Operations on September 23, 2013. These awards vest on the third anniversary of the grant date.

(6) The amounts shown in this column reflect the total grant date fair values of stock options, restricted stock, and performance units granted in 2013 in accordance with generally accepted accounting principles in the United States regarding stock compensation. The Black-Scholes values used for the stock options granted on September 11, 2013, August 15, 2013, and February 26, 2013 were $12.23, $11.35, and $10.50, respectively. The value ultimately realized by each NEO upon the actual vesting of the award(s) or exercise of the stock option(s) may or may not be equal to this determined value. Valuation assumptions used in the calculation of these amounts are included in footnote 21 to our consolidated financial statements as included in our annual report on Form 10-K for the year ended December 31, 2013. See pages 57-59 for more information about restricted stock, stock options, and performance unit awards.

Outstanding Equity Awards at 2013 Fiscal Year-End

The following table provides information about the unexercised stock options (vested and unvested), vested stock appreciation rights "SARs", and unvested restricted stock held by each named executive officer as of December 31, 2013.

	Stock Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options/SARs				Restricted Stock/Units		Equity Incentive Plan Awards (Performance Units)	
Name and Grant Date	Exercisable (#)	Unexercisable[1] (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested[2] (#)	Market Value of Shares or Units of Stock That Have Not Vested[3] ($)	Number of Unearned Shares, Units or Other Rights that Have Not Vested[4] (#)	Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested[5] ($)
Lee M. Tillman								
8/15/2013	0	229,886	34.650	8/15/2023				
					110,072	3,885,542		
John R. Sult								
9/11/2013	0	81,500	36.490	9/11/2023				
					28,654	1,011,486		
Clarence P. Cazalot, Jr.								
5/25/2005	336,696	0	14.930	5/25/2015				
6/01/2006	361,322	0	23.690	6/1/2016				
5/30/2007	284,289	0	38.250	5/30/2017				
2/27/2008	212,341	0	34.060	2/27/2018				
2/25/2009	548,485	0	14.920	2/25/2019				
2/24/2010	753,202	0	18.280	2/24/2020				
2/23/2011	642,054	0	30.810	2/23/2021				
2/28/2012	466,500	0	35.060	2/28/2022				
2/26/2013	463,700	0	32.860	2/26/2023				
	4,068,589	0						
Sylvia J. Kerrigan								
6/01/2006	10,851	0	23.690	6/1/2016				
5/30/2007	12,852	0	38.250	5/30/2017				
5/28/2008	10,018	0	32.060	5/28/2018				
5/27/2009	14,991	0	18.320	5/27/2019				
2/24/2010	48,499	0	18.280	2/24/2020				
2/23/2011	41,856	20,930	30.810	2/23/2021				
2/28/2012	21,766	43,534	35.060	2/28/2022				
2/26/2013	0	64,100	32.860	2/26/2023				
	160,833	128,564						
					32,398	1,143,649	22,600	869,580
Lance W. Robertson								
2/28/2012	3,180	6,362	35.060	2/28/2022				
8/31/2012	2,841	5,684	27.820	8/31/2022				
2/26/2013	0	33,700	32.860	2/26/2023				
	6,021	45,746						
					47,884	1,690,305	11,900	457,876

Outstanding Equity Awards at 2013 Fiscal Year-End *(continued)*

	Stock Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options/SARs				Restricted Stock/Units		Equity Incentive Plan Awards (Performance Units)	
Name and Grant Date	Exercisable	Unexercisable[1]	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested[2]	Market Value of Shares or Units of Stock That Have Not Vested[3]	Number of Unearned Shares, Units or Other Rights that Have Not Vested[4]	Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested[5]
	(#)	(#)	($)		(#)	($)	(#)	($)
T. Mitchell Little								
5/30/2007	7,661	0	38.250	5/30/2017				
5/28/2008	5,908	0	32.060	5/28/2018				
5/25/2011	12,630	6,317	33.060	5/25/2021				
8/31/2011	1,539	770	26.920	8/31/2021				
2/28/2012	1,669	3,340	35.060	2/28/2022				
2/23/2013	0	33,700	32.860	2/26/2023				
	29,407	44,127						
					39,307	1,387,537	11,900	457,876
Janet F. Clark								
5/25/2005	112,168	0	14.930	5/25/2015				
6/01/2006	57,491	0	23.690	6/1/2016				
5/30/2007	45,509	0	38.250	5/30/2017				
2/27/2008	40,337	0	34.060	2/27/2018				
2/25/2009	131,697	0	14.920	2/25/2019				
2/24/2010	138,589	0	18.280	2/24/2020				
2/23/2011	119,836	0	30.810	2/23/2021				
2/28/2012	71,200	0	35.060	2/28/2022				
2/26/2013	70,800	0	32.860	2/26/2023				
	787,627	0						

(1) All stock options listed in this column become exercisable in one-third increments over the first, second, and third anniversaries of the grant date.
(2) This column reflects the number of shares of unvested restricted stock held by our named executive officers on December 31, 2013. Restricted stock awards granted according to our normal grant schedule typically vest in full on the third anniversary of the date of grant.

Name	Grant Date	# of Unvested Shares	Vesting Date
Lee M. Tillman	8/15/2013	82,554	8/15/2016
	8/15/2013	27,518	8/15/2014, 8/15/2015, 8/15/2016
		110,772	
John R. Sult	9/11/2013	28,654	9/11/2014, 9/11/2015, 9/11/2016
Sylvia J. Kerrigan	2/23/2011	9,098	2/23/2014
	2/28/2012	12,000	2/28/2015
	2/26/2013	11,300	2/26/2016
		32,398	

Lance W. Robertson	10/17/2011	2,098	10/17/2014
	10/17/2011	6,292	10/17/2014
	2/28/2012	2,337	2/28/2014, 2/28/2015
	8/31/2012	1,944	8/31/2014, 8/31/2015
	10/30/2012	3,338	10/30/2014, 10/30/2015
	10/30/2012	3,338	10/30/2015
	2/26/2013	6,000	2/26/2016
	5/10/2013	13,941	5/10/2014, 5/10/2015, 5/10/2016
	9/25/2013	8,596	9/25/2016
		47,884	
T. Mitchell Little	6/1/2011	496	6/1/2014
	8/31/2011	1,829	8/31/2014
	2/28/2012	1,227	2/28/2014, 2/28/2015
	9/26/2012	3,609	9/26/2014, 9/26/2015
	9/26/2012	3,609	9/26/2015
	2/26/2013	6,000	2/26/2016
	5/10/2013	13,941	5/10/2014, 5/10/2015, 5/10/2016
	9/25/2013	8,596	9/25/2016
		39,307	

(3) This column reflects the aggregate value of all shares of unvested restricted stock held by each of the Named Executive Officers on December 31, 2013, using the year-end closing stock price of $35.30. Upon normal retirement, unvested shares are forfeited.

(4) This column represents the number of outstanding share-based performance units. These awards have a performance period of January 1, 2013 to December 31, 2015.

(5) The estimated payouts reflects our relative performance ranking (#6 of #12) as of December 31, 2013, applying the relative total shareholder return matrix provided on page 57, and using the year-end closing stock price of $35.30. These estimated payouts are not necessarily indicative of what the payout earned will be at the end of the performance period.

Option Exercises and Stock Vested in 2013

The following table provides information about the value realized by the named executive officers on option award exercises and vesting for restricted stock during 2013.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise[1] ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting[2] ($)
Lee M. Tillman	0	0	0	0
John R. Sult	0	0	0	0
Clarence P. Cazalot, Jr.	0	0	0	0
Sylvia J. Kerrigan	0	0	8,141	276,387
Lance W. Robertson	0	0	5,906	205,807
T. Mitchell Little	33,371	572,119	4,742	165,805
Janet F. Clark	35,448	1,072,109	23,303	791,137

(1) This column reflects the actual pre-tax gains realized by the applicable Named Executive Officers upon exercise of stock options, which, in each case, is the fair market value of the shares on the date of exercise less the grant price.

(2) This column reflects the actual pre-tax gains realized by the named executive officers upon vesting of restricted stock, which, in each case, is the fair market value of the shares on the date of vesting.

Post Employment Benefits

Marathon Oil offers all eligible employees the opportunity to save for retirement through three retirement plans:

- Retirement Plan of Marathon Oil Company ("Retirement Plan") – A tax qualified defined benefit pension plan.
- Marathon Oil Company Thrift Plan ("Thrift Plan") – A tax-qualified 401(k) plan.
- Excess Benefit Plan ("Excess Plan") – A nonqualified plan allowing employees to accrue benefits above the tax limits.

In addition to these three plans, named executive officers are also eligible to participate in the Marathon Oil Company Deferred Compensation Plan ("Deferred Compensation Plan"). More information regarding these four plans can be found under the Pension Benefits and Nonqualified Deferred Compensation sections.

Pension Benefits

We provide tax-qualified retirement benefits to our U.S. employees, including the named executive officers, through the Retirement Plan. In addition, we sponsor the nonqualified Excess Plan.

Retirement Plan

In general, all regular full-time and part-time employees in the U.S. are eligible to participate in the Retirement Plan effective as of their date of hire.

Benefit accruals beginning in 2010 are determined under a cash-balance formula. Under the cash-balance formula, each year plan participants receive pay credits equal to a percentage of compensation based on their plan points. Plan points equal the sum of a participant's age and cash-balance service. Participants with less than 50 points receive a 7 percent pay credit percentage; participants with 50 to 69 points receive a 9 percent pay credit percentage; and participants with 70 or more points receive an 11 percent pay credit percentage. Participants are also credited with interest based on the 30-year Treasury rate, which in 2013 was 3 percent.

For 2013, Mr. Cazalot and Mr. Little received pay credits equal to 11 percent of compensation as determined under the plan; Ms. Clark, Ms. Kerrigan, Mr. Tillman and Mr. Sult received pay credits equal to 9 percent of compensation as determined under the plan; Mr. Robertson received a pay credit equal to 7 percent of compensation as determined under the plan.

Participants who started with Marathon Oil prior to January 1, 2010, also have a portion of their benefit calculated under a legacy final average pay formula, which is referred to as the Legacy formula. No more than 37.5 years of participation may be recognized under the formula, and only service earned prior to January 1, 2010 is recognized. Final average pay is equal to the highest average eligible earnings for three consecutive years in the last ten years before retirement. Eligible earnings under the Retirement Plan primarily include base salary and annual cash bonuses (including 401(k) plan deferrals but excluding amounts deferred under our nonqualified Deferred Compensation Plan). Long-term incentive compensation is not included. Final average pay, vesting service and age continue to be updated under the Legacy formula.

The monthly benefit under the Legacy formula is calculated as follows:

$$\left[1.6\% \times \text{Final Average Pay} \times \text{Years of Participation}\right] - \left[1.33\% \times \text{Estimated Primary SS Benefit} \times \text{Years of Participation}\right]$$

Participants in the Retirement Plan become fully vested upon the completion of three years of vesting service. Normal retirement age under the Retirement Plan is age 65. However, retirement-eligible participants are able to retire and receive an unreduced benefit under the Legacy formula after reaching age 62. The forms of benefit available under the Retirement Plan include various annuity options and a lump sum distribution.

Participants are eligible for early retirement subsidies under the Legacy formula upon reaching age 50 and completing ten years of vesting service. There are no early retirement subsidies under the Cash Balance formula. Of the named executive officers Mr. Cazalot and Ms. Clark retired, Mr. Tillman and Mr. Sult have not yet vested, and Ms. Kerrigan and Mr. Little are the only two with a remaining Legacy benefit.

We have not granted years of service in addition to the service recognized under the terms of our qualified retirement plans (applicable to a broad-based group of employees) to any named executive officer for purposes of retirement benefit accruals.

Excess Plan

Marathon Oil also sponsors the unfunded, nonqualified Excess Plan for the benefit of a select group of management and highly compensated employees. This plan provides benefits that participants, including our named executive officers, would have otherwise received under our tax-qualified retirement plans but which they did not receive because of Internal Revenue Code limitations. Eligible earnings under the Excess Plan include the items listed above for the Retirement Plan, as well as deferred compensation contributions. The Excess Plan also provides an enhancement for officers based on the three highest bonuses earned during their last ten years of employment, instead of the consecutive bonus formula in place for non-officers. Distributions under the Excess Plan are made following retirement or other separation from service in the form of a lump sum.

Pension Benefits Table

The pension benefits table below shows the actuarial present value of accumulated benefits payable to each of the named executive officers under the Retirement Plan and the defined benefit portion of the Excess Plan as of December 31, 2013. These values have been determined using actuarial assumptions consistent with those used in our financial statements.

Name	Plan Name	Number of Years of Credited Service[1] (#)	Present Value of Accumulated Benefit[2] ($)	Payments During Last Fiscal Year[3] ($)
Lance M. Tillman	Retirement Plan of Marathon Oil Company	0.42	20,869	0
	Marathon Oil Company Excess Benefit Plan	0.42	14,377	0
John R. Sult	Retirement Plan of Marathon Oil Company	0.33	16,781	0
	Marathon Oil Company Excess Benefit Plan	0.33	0	0
Clarence P. Cazalot, Jr.	Retirement Plan of Marathon Oil Company	13.75	708,323	0
	Marathon Oil Company Excess Benefit Plan	13.75	13,939,278	0
Sylvia J. Kerrigan	Retirement Plan of Marathon Oil Company	16.67	499,523	0
	Marathon Oil Company Excess Benefit Plan	16.67	1,987,569	0
Lance W. Robertson	Retirement Plan of Marathon Oil Company	2.25	34,248	0
	Marathon Oil Company Excess Benefit Plan	2.25	54,095	0
T. Mitchell Little	Retirement Plan of Marathon Oil Company	26.58	911,016	0
	Marathon Oil Company Excess Benefit Plan	26.58	1,215,367	0
Janet F. Clark	Retirement Plan of Marathon Oil Company	9.92	482,292	0
	Marathon Oil Company Excess Benefit Plan	9.92	2,994,459	82,442

(1) The number of years of credited service shown in the table represents the number of years the named executive officer has participated in the plan. However, Plan Participation Service, used for the purpose of calculating each participant's benefit under the legacy final average pay formula was frozen as of December 31, 2009.

(2) The present value of accumulated benefits was calculated assuming a discount rate of 4.28 percent, a lump sum interest rate of 1.78 percent, the RP2000 combined healthy mortality table weighted 75 percent male and 25 percent female, a lump sum election rate of 100 percent for the non-qualified plan and 90 percent for the qualified plan, and retirement at age 62 or the age at measurement date, if older.

(3) The distribution to Ms. Clark represents an amount distributed for the purpose of paying 2013 FICA tax obligations for benefits that will be distributed in 2014.

Nonqualified Deferred Compensation

The Thrift Plan, which is a tax-qualified 401(k) plan, currently provides for company matching contributions of up to 7 percent of eligible earnings. Additionally, the company offers the opportunity to accrue benefits equal to the company matching contributions they would have otherwise received under the Thrift Plan but which they did not receive because of Internal Revenue Code limitations. Participants can accrue these benefits in either the Deferred Compensation Plan or the defined contribution portion of the Excess Plan. Participants in the Thrift Plan, the Excess Plan, and the Deferred Compensation Plan are vested in their company matching contributions upon the completion of three years of vesting service.

Distributions from both the Deferred Compensation Plan and the Excess Plan are paid as a lump sum following separation from service. Distribution of amounts subject to Section 409A of the Internal Revenue Code will be delayed for six months following separation from service where the participant is considered a "specified employee."

Deferred Compensation Plan

The Deferred Compensation Plan is an unfunded, nonqualified plan in which named executive officers may participate. Participants may defer up to 20 percent of their salary and bonus each year, although no named executive officers elected to defer their compensation for 2013. Deferral elections are generally made in December of each year for amounts to be earned in the following year and are irrevocable. Deferral elections for bonus payments are applied based on the year the bonus is attributed to and not the year the bonus is paid. Participants are fully vested in their deferrals under the plan.

The investment options available under the Deferred Compensation Plan generally mirror the investment options offered to participants under the Marathon Oil Company Thrift Plan, with the exception of Marathon Oil common stock, which is not an investment option for named executive officers under the Deferred Compensation Plan.

Excess Plan

Prior to becoming a member of the Deferred Compensation Plan, named executive officers may have received defined contribution excess accruals under the Excess Plan. Defined contribution accruals in the Excess Plan are credited with interest equal to that paid in the "Marathon Oil Stable Value Fund" option of the Marathon Oil Company Thrift Plan. The annual rate of return on this option for the year ended December 31, 2013 was 1.66 percent.

Nonqualified Deferred Compensation Table

The Nonqualified Deferred Compensation table below shows information about the Company's nonqualified savings and deferred compensation plans.

Name	Plan Name	Executive Contributions in Last Fiscal Year[1] ($)	Registrant Contributions in Last Fiscal Year[2] ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions[3] ($)	Aggregate Balance at Last Fiscal Year End[4] ($)
Lee M. Tillman	Marathon Oil Company Deferred Compensation Plan	0	9,612	152	0	9,764
John R. Sult	Marathon Oil Company Deferred Compensation Plan	0	0	0	0	0
Clarence P. Cazalot, Jr.	Marathon Oil Company Excess Benefit Plan	0	0	18,192	0	1,115,063
	Marathon Oil Company Deferred Compensation Plan	0	292,923	462,280	0	2,781,862
Sylvia J. Kerrigan	Marathon Oil Company Excess Benefit Plan	0	0	684	0	41,931
	Marathon Oil Company Deferred Compensation Plan	0	75,250	5,923	0	392,757
Lance W. Robertson	Marathon Oil Company Excess Benefit Plan	0	0	321	0	19,651
	Marathon Oil Company Deferred Compensation Plan	0	42,855	7,331	0	50,186
T. Mitchell Little	Marathon Oil Company Excess Benefit Plan	0	0	1,045	0	64,020
	Marathon Oil Company Deferred Compensation Plan	0	30,793	3,871	0	34,664
Janet F. Clark	Marathon Oil Company Deferred Compensation Plan	0	88,948	210,715	199,814	1,626,563

(1) The amounts shown in this column are also included in the salary and bonus columns of the Summary Compensation Table on page 62.

(2) The amounts shown in this column are also included in the all other compensation column of the Summary Compensation Table on page 62.

(3) The distribution to Ms. Clark represents amounts accrued and vested prior to the effective date of Section 409A of the Internal Revenue Code and thus not subject to the sixth month distribution wait for specified employees.

(4) Certain portions of the total for each officer were also reported in the Summary Compensation Tables of our proxy statements in prior years.

Potential Payments upon Termination or Change in Control

We have not entered into any employment agreements with our named executive officers that provide for severance or change-in-control benefits, nor do we have separate severance or change-in-control agreements with our named executive officers, except for our Executive Change in Control Severance Benefits Plans, which are described in more detail below.

Retirement

Our employees are eligible for retirement once they reach age 50 and have ten or more years of vesting service with Marathon Oil. Mr. Cazalot and Ms. Clark have retired, and the only other named executive officer who is retirement eligible is Mr. Little.

Upon separation, our named executive officers are entitled to receive their vested benefits that have accrued under Marathon Oil's broad-based and executive benefit programs. For more information about the retirement and deferred compensation programs, see pages 69-72.

In addition, upon retirement, unvested stock options for named executive officers would become immediately exercisable according to the grant terms. Unvested restricted stock awards are forfeited upon retirement (except in the case of mandatory retirement at age 65). For performance units, in the case of retirement where a named executive officer has worked more than half of the performance period, awards may be vested on a prorated basis at the discretion of the Committee.

Death or Disability

In the event of death or disability, our named executive officers would be entitled to the vested benefits they have accrued under Marathon Oil's broad-based and executive benefits programs. Long-term incentive awards would immediately vest in full upon the death of a named executive officer, with performance units vesting at the target level. In the event of disability, long-term incentive awards would continue to vest as if the named executive officer remained actively employed for up to 24 months during the period of disability.

Change in Control

We believe that if a change in control of Marathon Oil is under consideration, our named executive officers should be encouraged to continue their dedication to their assigned duties. For this reason, we have a plan that provides the following severance benefits if a named executive officer's employment is terminated under certain circumstances following a change in control. Our Executive Change in Control Severance Benefits Plan provides:

- a cash payment of up to three times the sum of the named executive officer's current salary plus bonus:
  - For NEOs hired or promoted on or before October 26, 2011, bonus reflects the highest bonus paid in the three years before the termination or change in control,
  - For NEOs hired or promoted after October 26, 2011, bonus reflects the average bonus awarded in the three years before the termination or change in control;
- life and health insurance benefits for up to 36 months after termination, at the lesser of the current cost or the active employee cost;
- an additional three years of service credit and three years of age credit for purposes of retiree health and life insurance benefits;
- a cash payment equal to the actuarial equivalent of the difference between the amounts receivable by the named executive officer under the final average pay formula in our pension plans and the amounts which would be payable if (a) the named executive officer had an additional three years of participation service credit, (b) the named executive officer's final average pay would be the higher

of salary at the time of the change in control event or termination plus his or her highest annual bonus from the preceding three years, (c) for purposes of determining early retirement commencement factors, the named executive officer had three additional years of vesting service credit and three additional years of age, and (d) the named executive officer's pension had been fully vested;

- a cash payment equal to the difference between the amount receivable under our defined contribution plan and the amount which would have been received if the named executive officer's savings had been fully vested; and
- a cash payment of the amount necessary to ensure that the payments listed above are not subject to net reduction due to the imposition of federal excise taxes. For officers who are newly hired or first promoted to officer positions on or after October 26, 2011, the program includes no provisions to reimburse or "gross up" tax obligations following a change in control.

The severance benefits are payable if a named executive officer is terminated or resigns for good reason. However, benefits are not payable if the termination is for cause or due to mandatory retirement, death, disability, or resignation (other than for good reason) by the named executive officer.

In addition, immediately upon a change in control or upon a named executive officer's termination of employment during a potential change in control, outstanding stock options, stock appreciation rights, and restricted stock would become fully vested. If a change in control occurs prior to the end of a performance period, then outstanding performance units would be fully vested at the target level.

The Executive Change in Control Severance Benefits Plan continues during a potential change in control period and for two years after a change in control.

Effective February 1, 2005, we adopted a policy stating that our Board should seek stockholder approval or ratification of severance agreements for senior executive officers (other than agreements consistent with Marathon Oil's change in control policy adopted in 2001, which is reflected in the Executive Change in Control Severance Benefits Plan) that generally requires payment of cash severance benefits exceeding 2.99 times a senior executive officer's salary plus bonus for the prior calendar year.

The definition of a change in control for purposes of the Executive Change in Control Severance Benefits Plan is complex but is summarized as follows. It includes any change in control required to be reported in response to Item 6(e) of Schedule 14A under the Securities Exchange Act of 1934 and provides that a change in control will have occurred if:

- any person not affiliated with Marathon Oil acquires 20 percent or more of the voting power of our outstanding securities;
- our Board no longer has a majority made up of (1) individuals who were directors on the effective date of the plans and (2) new directors (other than directors who join our Board in connection with an election contest) approved by two-thirds of the directors then in office who (a) were directors on the effective date of the plans or (b) were themselves previously approved by our Board in this manner;
- we merge with another company and, as a result, our stockholders hold less than 50 percent of the voting power of the surviving entity immediately after the transaction;
- our stockholders approve a plan of complete liquidation of Marathon Oil; or
- we sell all or substantially all of our assets.

In addition, if any person takes certain actions that could result in a change in control, a potential change in control will have occurred. The definition of a potential change in control for purposes of the Executive Change in Control Severance Benefits Plan is complex but, in general, a potential change-in-control would occur upon:

- Marathon Oil entering into an agreement which could result in a change in control;
- any person becoming the owner of 15 percent or more of our common stock;
- a public announcement by any person or entity stating an intention to take over Marathon Oil;
- or a determination by our Board that a potential change in control has occurred.

The tables below assume a termination date or change-in-control date of December 31, 2013, the last business day of the fiscal year. The value of the equity compensation awards (accelerated vesting of restricted stock awards and performance unit awards) were calculated using the 2013 year-end closing market price for our common stock of $35.30. The value of performance unit awards assumes that performance units awarded in February 2012 would vest and be paid out at the target level of $1 per unit, and that the performance units awarded in 2013 would vest and be paid out at the target level of $35.30 per unit.

Payments upon a Change in Control without Termination of Employment

Name	Accelerated Vesting of Long-Term Incentives
Lee M. Tillman	$4,034,968
John R. Sult	$1,011,486
Clarence P. Cazalot, Jr.	$13,442,089
Sylvia J. Kerrigan	$2,972,257
Lance W. Robertson	$2,236,646
T. Mitchell Little	$1,911,239

Payments upon a Change in Control and Termination of Employment with Good Reason or by the Company without Cause

Change in Control	Accelerated Vesting of LTI ($)	Severance Payment ($)	Health & Welfare Benefits(1) ($)	Retirement Enhancement(2) ($)	Excise Tax Gross Ups(3) ($)	Total Payments ($)
Lee M. Tillman	4,034,968	3,000,000	51,417	66,742	0	7,153,127
John R. Sult	1,011,486	1,800,000	49,507	31,810	0	2,892,803
Clarence P. Cazalot, Jr.	13,442,089	13,200,000	40,485	3,616,008	0	30,298,582
Sylvia J. Kerrigan	2,972,257	3,990,000	345,114	3,788,778	4,593,772	15,689,921
Lance W. Robertson	2,236,646	2,362,500	48,667	0	0	4,647,813
T. Mitchell Little	1,911,239	1,825,000	56,167	2,670,658	0	6,463,064

(1) Health and welfare benefits reflect the incremental value of continued coverage and enhanced subsidy for retiree medical coverage assuming an election of employee plus family coverage.

(2) Retirement benefits included in these amounts were calculated using the following assumptions: individual life expectancies using the RP2000 Combined Healthy Table weighted 75 percent male and 25 percent female; a discount rate of 0.75 percent for named executive officers who are retirement eligible (taking into account the additional three years of age and service credit); and a lump sum form of benefit.

(3) These amounts include an excise tax gross-up for Ms. Kerrigan for tax imposed under Sections 280G and 4999 of the Internal Revenue Code. This gross-up was calculated using the highest marginal federal individual income tax rate and assuming no state or local income tax because our named executive officers are residents of Texas.

Certain Relationships and Related Person Transactions

Officers, Directors and Immediate Family

During 2013, Marathon Petroleum Timor Gap West Ltd., an indirect wholly-owned subsidiary of Marathon Oil Corporation, received from Peabody (Wilkie Creek) Pty. Ltd., an indirect wholly-owned subsidiary of Peabody Energy Corporation, royalty payments for coal mined in Australia in the amount of $1,687,877. Gregory H. Boyce, a director of our Board, is chairman and chief executive officer of Peabody Energy Corporation.

Policy and Procedures with Respect to Related Person Transactions

Our policy with respect to related person transactions contains procedures for monitoring, reviewing, approving or ratifying related person transactions. As stated in the policy, it is the Company's intent to enter into or ratify related person transactions only when the Board of Directors, acting through the Corporate Governance and Nominating Committee, determines that the related person transaction is in the best interests of the Company and its stockholders.

The material features of the policy and procedures for monitoring, reviewing, approving or ratifying related person transactions are as follows.

- Each director and executive officer is required to submit the following information: (a) a list of his or her immediate family members; (b) for each person listed and, in the case of a director, the person's employer and job title or brief job description; (c) for each person listed and for the director or executive officer, each firm, corporation or other entity in which such person is a partner or principal or in a similar position or in which such person has a five percent or greater beneficial ownership interest; and (d) for each person listed and for the director or executive officer, each charitable or non-profit organization for which the person is actively involved in fundraising or otherwise serves as a director, trustee or in a similar capacity.
- With respect to five percent owners, the Company is required to create a list, to the extent the information is publicly available, of (a) if the person is an individual, the same information as is requested of directors and executive officers under this policy, and (b) if the person is a firm, corporation or other entity, a list of principals or executive officers of the firm, corporation or entity.
- Prior to entering into a related person transaction (a) the related person, (b) the director, executive officer, nominee or beneficial owner of more than five percent of any class of the Company's voting securities who is an immediate family member of the related person, or (c) the business unit or department leader responsible for the potential related person transaction, is required to provide the requisite notice containing the facts and circumstances of the proposed related person transaction.
- In the event a related person transaction is pending or ongoing, it is required to be submitted to the committee or Chair, and the committee or Chair is required to consider all of the relevant facts and circumstances available. Based on the conclusions reached, the committee or the Chair is further required to evaluate all options, including ratification, amendment or termination of the related person transaction. If the transaction has been completed, the committee or Chair is required to evaluate the transaction to determine if rescission of the transaction is appropriate.
- At a committee's meeting in each fiscal year, the committee is required to review any previously approved or ratified related person transactions that remain ongoing and have a remaining term of more than six months or remaining amounts payable to or receivable from the Company of more than $120,000. Based on all relevant facts and circumstances, taking into consideration the Company's contractual obligations, the committee shall determine if it is in the best interests of the Company and its stockholders to continue, modify or terminate the related person transaction.

- No immediate family member of a director or executive officer is permitted to be hired as an employee of the Company unless the employment arrangement is approved by the committee. In the event a person becomes a director or executive officer of the Company and an immediate family member of such person is already an employee of the Company, no material change in the terms of employment, including compensation, may be made without the prior approval of the committee, except if the immediate family member is an executive officer of the Company.

Compensation Policies and Practices for Employees

We offer our employees a competitive pay package that includes base pay, annual cash bonuses and long-term incentives for qualifying employees. We do not believe that our compensation policies or practices for any employees are reasonably likely to have a material adverse effect on Marathon Oil.

Statement Regarding the Delivery of a Single Set of Proxy Materials to Households With Multiple Marathon Oil Stockholders

If you have consented to the delivery of only one set of proxy materials to multiple Marathon Oil stockholders who share your address, then only one proxy statement is being delivered to your household unless we have received contrary instructions from one or more of the stockholders sharing your address. We will deliver promptly upon oral or written request a separate copy of the proxy statement to any stockholder at your address. If you wish to receive a separate copy of the proxy statement, you may call us at (713) 629-6600 (please ask for Investor Relations) or write to us at Marathon Oil Corporation, Investor Relations Office, 5555 San Felipe Street, Houston, Texas, 77056-2701. Stockholders sharing an address who now receive multiple copies of the proxy statement may request delivery of a single copy by calling us at the above number or writing to us at the above address.

Solicitation Statement

We will bear the cost of this solicitation of proxies. In addition to soliciting proxies by mail, our directors, officers and employees may solicit proxies by telephone, in person or by other means. They will not receive any extra compensation for this work. The Company has retained Alliance Advisors to assist with the solicitation of proxies for a fee not to exceed $5,000, plus reimbursement for out-of-pocket expenses. We will also make arrangements with brokerage firms and other custodians, nominees and fiduciaries to forward proxy solicitation material to the beneficial owners of common stock, and we will reimburse them for reasonable out-of-pocket expenses that they incur in connection with forwarding the material.

By order of the Board of Directors,

Sylvia J. Kerrigan
Secretary

March 7, 2014

APPENDIX I

Marathon Oil Corporation

Audit and Finance Committee Charter

(Amended and Restated Effective January 1, 2014)

Statement of Purpose

The Audit and Finance Committee (the "Committee") is a standing committee of the Board of Directors (the "Board"). The purpose of the Committee is to assist the Board in fulfilling its oversight responsibility relating to (i) the integrity of the Company's financial statements and financial reporting process and the Company's systems of internal accounting and financial controls, (ii) the engagement of the independent auditor and the evaluation of the independent auditor's qualifications, independence and performance, (iii) the performance of the internal audit function, (iv) the annual independent audit of the Company's financial statements, (v) reviewing codes of conduct and compliance process reports, (vi) the compliance by the Company with legal and regulatory requirements, (vii) the Company's risk management process, and (viii) the fulfillment of the other responsibilities set forth herein. The Committee also has the purpose of preparing the audit committee report that the rules and regulations of the Securities and Exchange Commission (the "SEC") require the Company to include in its annual meeting proxy statement.

Authority

The Committee has authority to conduct or authorize investigations into any matters within the scope of its responsibility. The Committee shall have full authority (i) to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of the Company, (ii) to select, retain (including approval of the fees and terms of the engagement), oversee and terminate outside legal, accounting or other consultants (collectively, "Outside Advisors") to advise the Committee, and (iii) to request any director, officer or employee of the Company, the Company's outside counsel, inside counsel, independent auditors or internal auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee. The Company shall provide appropriate funding, as determined by the Committee, for payment of fees and expenses to any Outside Advisors retained by the Committee.

Membership

The Committee shall be comprised of not less than three nor more than six members. The Board will designate a member of the Committee as the chairperson of the Committee. Each member of the Committee shall be a member of the Board and shall be determined by the Board to be independent, as defined and to the extent required under applicable SEC rules, stock exchange listing standards, and the Company's Corporate Governance Principles. Each member of the Committee shall be financially literate as determined by the Board in accordance with stock exchange listing standards. At all times, there shall be at least one member of the Committee determined by the Board to be an "audit committee financial expert," as defined by SEC rules. Subject to the requirements of applicable listing standards, the Board may appoint and remove Committee members in accordance with the Company's By-laws.

No director who serves on the audit committees of more than two other public companies may serve on the Committee, unless the Board determines that such simultaneous service will not impair the ability of such director to effectively serve on the Committee, and any such determination must be disclosed as required under applicable SEC rules and stock exchange listing standards. Except in any such member's capacity as a member of the Committee, the Board, or any other board committee, no member shall accept any consulting, advisory, or other compensatory fee from the Company, or be an affiliated person of the Company or any subsidiary thereof.

Meetings

The Committee will meet at least quarterly. All Committee members are expected to attend each meeting, in person or via teleconference. The Committee may invite members of management, auditors, or others to attend meetings and provide pertinent information, as necessary. Meeting agendas will be prepared and provided in advance to members, along with appropriate briefing materials. Minutes of each meeting will be prepared. If requested by any member of the Committee, time shall be allotted for an executive session of Committee members only and any executives or outside advisors they might want to invite.

Quorum

A majority of the total number of Committee members then in office shall constitute a quorum for the transaction of business at any meeting. All matters shall be decided by the affirmative vote of a majority of members present in person or via teleconference at a meeting duly called and held.

Relationship with Independent Auditor

One of the important duties of the Committee is the relationship of the Company with its independent auditor. The independent auditor is ultimately accountable to the Board and the Committee as representatives of the shareholders. The independent auditor shall report directly to the Committee.

Responsibilities

The following shall be the principal responsibilities of the Committee:

Independent Auditor Matters

1. *Selection and Retention of Independent Auditor.* The Committee shall select and retain the firm of independent auditors to be nominated for ratification by the shareholders to audit the financial statements of the Company, and the Committee shall replace, compensate and oversee the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

2. *Approval of Audit and Non-Audit Fees and Services of Independent Auditor.* The Committee shall review the fees proposed for the coming year and approve the final fees and expenses of the independent auditor for audit, audit-related, tax, and permissible non-audit services performed by the independent auditor for the past year, and approve in advance all audit, audit-related, tax and permissible non-audit services to be performed by the independent auditor. The chairperson of the Committee is hereby given authority to approve fees and expenses of the independent auditor for audit, audit-related, tax and permissible non-audit services in an amount not to exceed $500,000.

3. *Determination of Independence of Independent Auditor.* The Committee shall annually review the independence letter issued by the independent auditors, actively engage in a dialogue with the independent auditor with respect to any relationships disclosed in that letter, discuss the independence matters that may be required under applicable rules governing independent auditors, including those promulgated by the Public Company Accounting Oversight Board ("PCAOB") rules, as may be modified or supplemented, and report to the Board any appropriate action necessary to maintain the auditor's continuing independence.

4. *Evaluation of Independent Auditor.* The Committee shall annually review a report by the independent auditor, which sets forth (i) the firm's internal quality-control procedures, (ii) any issues raised by the most recent internal quality-control review, peer review or PCAOB review or inspection of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues, and (iii) all relationships between the independent auditor and the Company that might affect the objectivity or

independence of the auditor.

5. *Rotation of Lead Audit Partner and Audit Firm*. The Committee shall review and evaluate the lead partner of the independent auditor and assure the regular rotation of the lead audit partner as required by law and consider whether there should be a rotation of the audit firm itself.

6. *Policy for Employment of Staff of Independent Auditor*. The Committee shall establish a policy for the Company's hiring of employees or former employees of the independent auditor, which shall meet the requirements of applicable law and listing standards.

Independent and Internal Auditor Matters

7. *Audit Plans of Independent and Internal Auditors.* The Committee shall annually review and approve the audit plans of both the independent auditor and the internal audit staff, including a review of risk assessment strategies.

8. *Meetings with Independent and Internal Auditors and Management.* The Committee shall meet separately and periodically with the independent auditor, the internal audit staff and management with respect to the status and results of their activities including, without limitation, with respect to the independent auditor (i) any audit problems or difficulties and management's response thereto, (ii) all critical accounting policies and practices used, (iii) all alternative treatments of financial information within generally accepted accounting principles discussed with management, including ramifications with respect thereto and the treatment preferred by the independent auditor, and (iv) other material written communications between the independent auditor and management.

9. *Review of Benefit Plans.* The Committee shall receive and review the audit plans and audit reports of the Company's benefit plans.

Internal Auditor Matters

10. *Internal Auditors' Access to Board, Committee and Management.* The Committee shall ensure that the Company maintains an internal audit function, which shall be structured in a manner that permits the internal audit staff to have full and unrestricted access to the Board, the Committee, management, and the Company's records, personnel and physical properties relevant to the fulfillment of its duties. The Committee shall oversee the internal auditors, who will report directly to the Committee.

11. *Internal Auditors' Charter, Qualifications and Quality Control.* The Committee shall annually approve the internal audit staff's charter and review the experience and qualifications of the senior members of the internal audit staff and the quality control procedures of the internal auditors.

12. *Appointment or Removal of the Head of Internal Audit.* The Committee shall approve the appointment or removal of the head of the internal audit staff.

Financial Statement, Proxy Statement and Other Disclosure Matters

13. *Review of Annual and Quarterly SEC Filings*. The Committee shall review, approve and discuss with appropriate members of management, the independent auditor, and if appropriate the internal auditors, the annual and quarterly financial statements, the Company's annual report on Form 10-K and quarterly reports on Form 10-Q (prior to their filing), related accounting and auditing principles (including new or changed accounting policies, significant estimates, judgments, uncertainties, unusual transactions, and any off-balance sheet arrangements) and the Company's specific disclosures in "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the Company's annual report on Form 10-K and, where applicable, quarterly report on Form 10-Q.

14. *Audit Committee Report and Recommendation to File Audited Financial Statements.* The Committee shall recommend to the Board whether the Company's annual report on Form 10-K to be filed with the SEC should include the audited financial statements, and the Committee shall timely prepare the audit committee report and other information required to be included in the Company's annual meeting proxy statement.

15. *Review of Earnings Releases.* The Committee shall review and discuss with management each of the earnings press releases prior to its issuance. In addition, the Committee shall periodically review and discuss with management the type of presentation and information disclosed in the Company's earnings press releases including, but not limited to, the use of "pro forma" and "non-GAAP" financial information, and financial information and earnings guidance provided to analysts and rating agencies.

16. *Review of Internal Controls and Approval of Internal Control Reports.* The Committee shall review and discuss, as appropriate, with management, the independent auditor and the internal auditors, the design and effectiveness of the Company's internal control over financial reporting and any significant deficiencies or material weaknesses in that internal control, and any fraud that involves management or other employees who have a significant role in that internal control, that have been reported to the Committee. The Committee shall also review and approve the internal control reports (and related report and attestation) to be included in the Company's annual reports on Form 10-K and quarterly reports on Form 10-Q, as applicable. The internal control reports relating to management's assessment of internal control over financial reporting shall provide that it is the responsibility of management to establish and maintain an adequate internal control structure and procedures for financial reporting, and contain an assessment of the effectiveness of such structure and procedures as of the end of the period covered by the report.

17. *Review of Disclosure Controls and Procedures.* The Committee shall review and discuss with the Chief Executive Officer, the Chief Financial Officer, the General Counsel and the internal auditors, if appropriate, the Company's disclosure controls and procedures and shall review periodically, but in no event less frequently than quarterly, management's conclusions about the efficacy of such disclosure controls and procedures, including any significant deficiencies in, or material non-compliance with, such controls and procedures.

18. *Preparation of Disclosures for Proxy Statement.* The Committee shall produce the Committee disclosures required by the SEC rules and regulations to be included in the Company's annual proxy statement.

19. *Review of Other Matters.* The Committee shall review the year-end hydrocarbon reserve estimates and tax contingency reserves.

Finance Matters

20. *Recommendations on Dividends.* The Committee shall make recommendations to the Board concerning dividends.

21. *Approve and Recommend Financings.* Within the authority levels established by the Board, the Committee shall approve financings by the Company (except financings which involve the issuance of common stock), including the recommendation of action to subsidiaries, partnerships and joint ventures.

22. *Loans, Guarantees and Other Uses of Credit.* Within the authority levels established by the Board, the Committee shall authorize loans to outside entities, guarantees by the Company of the credit of others, and other uses of the Company's credit.

23. *Report on Financial Covenant Compliance.* The Committee shall periodically review and report to the Board concerning the Company's compliance with financial covenants and other terms of loans and other agreements.

Other Matters

24. *Review Codes of Conduct, Legal and Regulatory Compliance.* The Committee shall review codes of conduct applicable to directors, officers and employees of the Company and its subsidiaries, including reports from management concerning compliance with such codes of conduct and corporate policies dealing with business conduct. The Committee shall periodically review with management, including the General Counsel, and the independent auditor, any correspondence with, or other action by, regulators or governmental agencies and any complaints or published reports that raise concerns regarding the Company's financial statements, accounting or auditing matters or whistleblowing procedures. The Committee shall also meet periodically and separately with the General Counsel and other appropriate legal staff of the Company to review material legal affairs of the Company and the Company's compliance with applicable law and listing standards.

25. *Review of Business Expense Reporting.* The Committee shall annually review the business expense reporting of the named executive officers of the Company.

26. *Review of Contingency Plans.* The Committee shall review contingency plans in the event of a failure of information technology systems.

27. *Review of Organizational Structures.* The Committee shall periodically review the organizational structures and capitalization of entities through which the Company conducts its business.

28. *Discuss Risk Assessment and Risk Management.* The Committee shall periodically review and discuss with management, and provide oversight with respect to, the processes and controls, including policies and guidelines, established by the Company to assess, monitor, manage and mitigate the Company's significant risks (whether financial, operational or otherwise). In providing such oversight, the Committee may also discuss such processes and controls with the Company's internal and independent auditor.

29. *Swap Transactions.* The Committee shall annually review and approve the use of non-cleared, over-the-counter swap transactions pursuant to any applicable exemption from a clearing requirement imposed by the U.S. Commodity Futures Trading Commission, subject to applicable Company policies governing the use of such transactions.

30. *Performance Evaluation.* The Committee shall complete an annual performance evaluation of the Committee and its members consistent with the responsibilities set forth in this charter.

31. *Delegation.* The Committee may delegate any of its responsibilities to a subcommittee comprised of one or more members of the Committee, including the authority to grant preapprovals of audit, audit-related, tax, and permissible non-audit services, provided that decisions of such subcommittee to grant preapprovals shall be presented to the full Committee at its next scheduled meeting.

32. *Other Responsibilities.* The Committee shall also carry out such other duties that may be delegated to it by the Board from time to time.

33. *Review of Charter.* The Committee shall reassess and report to the Board on the adequacy of this charter on an annual basis, and the Committee shall recommend any proposed changes to this charter to the Board.

Marathon Oil Corporation

Audit and Finance Committee Policy For Pre-Approval of Audit, Audit-Related, Tax and Permissible Non-Audit Services

General Purpose

To establish the procedures for pre-approval of all audit, audit-related, tax and permissible non-audit services provided by Marathon Oil Corporation's (the "Corporation") independent auditor.

Policy Statement

In accordance with Section 202 of the Sarbanes-Oxley Act of 2002, all audit, audit-related, tax and permissible non-audit services, to be provided to the Corporation by its independent auditor, require prior approval by the Audit and Finance Committee (the "Committee") of the Board before the commencement of such services. Appendices to this policy describe the audit (Appendix A), audit-related (Appendix B), tax (Appendix C) and permissible non-audit (Appendix D) services that shall require prior approval by the Committee.

The Committee may pre-approve any audit, audit-related, tax and permissible non-audit services up to twelve months in advance for the following year.

The Committee may pre-approve services by specific categories pursuant to a forecasted budget.

The Chief Financial Officer ("CFO") shall present a forecast of audit, audit-related, tax and permissible non-audit services for the following year to the Committee for approval. Throughout said year, on an "as needed" basis, the CFO shall, in coordination with the independent auditor, provide an updated budget of audit, audit-related, tax and permissible non-audit services to the Committee.

The annual audit services engagement terms and fees will be subject to the specific pre-approval of the Committee. The Committee will pre-approve, if necessary, any changes in terms, conditions and fees resulting from changes in audit scope, Corporation structure or other matters. The Committee will also consider and approve as a whole the audit services listed in Appendix A. All audit services not listed on Appendix A must be separately pre-approved by the Committee.

The performance of audit-related services, defined as services reasonably related to the performance of the audit or review of the Corporation's financial statements and that are traditionally performed by the independent auditor, will not be considered an impairment of the independence of the auditor. The audit-related services listed in Appendix B are expressly pre-approved by the Committee. All other audit-related services not listed on Appendix B must be separately pre-approved by the Committee.

Tax services include services such as tax compliance, tax planning and tax advice. The performance of tax services does not impair the independence of the auditor, and the Committee expressly pre-approves the tax services listed in Appendix C. All tax services not listed on Appendix C must be separately pre-approved by the Committee.

Permissible non-audit services are the services set forth in Appendix D hereto. The performance of permissible non-audit services does not impair the independence of the auditor, and the Committee expressly pre-approves the services listed in Appendix D. All permissible non-audit services not listed on Appendix D must be separately pre-approved by the Committee.

The Committee may delegate to one or more independent members of the Committee the authority to grant approvals required herein. The decisions of any member to whom authority is delegated to pre-approve an activity hereunder shall be presented to the full Committee at its next regularly scheduled meeting. Pursuant to the above authority, the Committee has delegated pre-approval authority of up to $500,000 to the Chair of the Committee for unbudgeted items. The Chair shall report the items pre-approved under this delegation of authority at the next scheduled Committee meeting.

The Committee has not delegated to the Corporation's management any of its responsibilities to approve services performed by the independent auditor.

When requested by the Committee, the independent auditor shall provide detailed supporting documentation for each service provided hereunder.

Policy Application

This policy applies to Marathon Oil Corporation and its wholly or majority owned subsidiaries.

Policy Implementation

The CFO shall coordinate the implementation of this policy.

Policy Exceptions

The requirement for prior approval of permissible non-audit services provided above is waived, provided the following criteria are satisfied:

i. the aggregate amount of all such services provided to the Corporation constitutes not more than 5% of the total amount of revenues paid by the Corporation to the independent auditor during the fiscal year in which the permissible non-audit services are provided;
ii. at the time of engagement with the independent auditor such services were not recognized by the Corporation to be non-audit services; and
iii. such services are promptly brought to the attention of the Committee and approved by the Committee prior to the completion of the audit or by one or more designated members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

Notwithstanding these exceptions, it is the intent of the Committee that standard practice will be to pre-approve all permissible non-audit services.

References

None

Appendix A

Audit Services

The following audit services are subject to pre-approval by the Audit and Finance Committee.

Financial Statement Audit – Statutory audits or financial audits for the Corporation, and subsidiaries and affiliates thereof.

Regulatory Financial Filings – Services related to the Securities Act of 1933 and the Securities Exchange Act of 1934 filings (e.g., registration statements, and current and periodic reports), including issuance of comfort letters, review of documents, consents, and assistance in responding to Securities and Exchange Commission ("SEC") comment letters.

Attest Services Required by Statute or Regulation – Attestation services required by statute or regulation including, without limitation, the report on the Corporation's internal controls as specified in Section 404 of the Sarbanes-Oxley Act of 2002.

Appendix B

Audit-Related Services

The following audit-related services are subject to pre-approval by the Audit and Finance Committee.

Employee Benefit Plan Audits – Audit of pension and other employee benefit plans.

Financial Due Diligence – Assistance in financial due diligence with respect to pre- and post-business combinations or acquisitions, including review of financial statements, financial data and records, and discussions with Corporation or counter-party finance and accounting personnel regarding, among other things, purchase accounting issues.

Application and General Control Reviews – Review of information technology and general controls related to specific applications, including overall general computer controls, excluding those that are a part of the financial statement audit.

Consultations Regarding GAAP – Consultations by the Corporation's management as to the accounting or disclosure treatment of transactions or events and/or the actual impact of final or proposed rules, standards or interpretations by the SEC, PCAOB, FASB, or other regulatory or standard setting bodies.

Attestation – Attestation and agreed-upon procedures engagements.

Other Audits – Subsidiary, equity investee or other related entity audits or audits of pools of assets not required by statute or regulation that are incremental to the audit of the consolidated financial statements.

Appendix C

Tax Services

The following tax services are subject to pre-approval by the Audit and Finance Committee.

Federal and State Tax Compliance – Preparation and/or review of tax returns, including sales and use tax, excise tax, income tax, and property tax. Consultation regarding applicable handling of items for tax returns, required disclosures, elections, and filing positions available to the Corporation.

International Tax Compliance – Preparation and review of income and local, tax returns. Consultation regarding appropriate handling of items on the returns, required disclosures, elections and filing positions available to the Corporation. Preparation or review of U.S. filing requirements for foreign corporations.

Federal and State Tax Consulting – Assistance with tax audits. Responding to requests from the Corporation's Tax Organization regarding technical interpretations, applicable laws and regulations, and tax accounting. Tax advice on mergers, acquisitions, and restructurings.

International Tax Consulting – Assistance with tax examinations. Advice on various matters including foreign tax credit, foreign income tax, tax accounting, foreign earnings and profits, U.S. treatment of foreign subsidiary income, excise tax or equivalent taxes in each applicable jurisdiction. Tax advice on restructurings, mergers and acquisitions.

Transfer Pricing – Advice and assistance with respect to transfer pricing matters, including preparation of reports used by the Corporation to comply with taxing authority documentation requirements regarding inter-company pricing and assistance with tax exemptions.

Customs and Duties – Compliance reviews and advice on compliance in the areas of tariffs and classification, origin, pricing, and documentation. Assistance with customs audits.

Expatriate Tax Services – Preparation of individual income tax returns, advice on impact of changes in local tax laws and consequences of changes in compensation programs or practices.

Appendix D

Permissible Non-Audit Services

The following permissible non-audit services are subject to pre-approval by the Audit and Finance Committee.

- Assistance with preparation of statutory financial statements
- Assistance with filing of statistical information with governmental agencies
- Accounting research software license

Appendix E

Prohibited Services

The independent auditor shall be prohibited from performing the following services for the Corporation:

- Bookkeeping or other services related to the accounting records or financial statements of the Corporation;
- Financial information systems design and implementation;
- Appraisal or valuation services, fairness opinions, or contribution-in-kind reports;
- Actuarial services;
- Internal audit outsourcing services;
- Management functions or human resources function;
- Broker or dealer, investment adviser, or investment banking services;
- Legal services and expert services unrelated to the audit; and
- Any other service that is prohibited by applicable law or regulation or that the Committee determines is impermissible.

Marathon Oil Corporation
5555 San Felipe Street
Houston, TX 77056

Marathon Oil Corporation

Dear Fellow Shareholders,

We are pleased to report that the Marathon Oil global team continued to deliver solid operational and financial results and long-term shareholder value during 2013. These achievements were driven by a relentless focus on fundamentals and consistent execution of our strategic business plans.

This year also marked the transition of Marathon Oil's leadership upon the retirement of Clarence P. Cazalot, Jr. Clarence led the Company for 14 years as president and CEO, adding the duties of chairman of the board with the spin-off of our Downstream businesses in 2011. We appreciate and thank Clarence for his leadership. We also appreciate the Board of Directors' confidence in our respective appointments to president and CEO, and to non-executive chairman of the board. We are grateful for the continued trust of our shareholders in our leadership team and in all our employees to profitably and responsibly grow Marathon Oil.

Strategic imperatives drive business growth
Our stated goal is to be recognized as the premier independent exploration and production (E&P) company, and to accomplish this, we must excel against seven strategic imperatives. These imperatives begin with an uncompromising focus on our core values to protect our license to operate and drive business performance. We believe our differentiated safety performance promotes Marathon Oil as a partner and operator of choice. A safe business is a well-run business. Our human capital is our most important resource, and we will invest in our people, capabilities and competencies to ensure shareholders access to the full global opportunity set.

Relentless pursuit of operational and capital efficiency
During 2013, we delivered 97 percent reliability in our operated assets, significantly contributing to production growth, income and cash flow. We reduced our cash unit operating costs 12 percent year on year in our North America E&P operations. We continued to drive capital efficiency in our resource plays, with spud to total depth times decreasing, year on year, by approximately 25 percent and 22 percent in the Eagle Ford Shale and Bakken Shale, respectively, firmly establishing Marathon Oil in the top quartile in areas where we operate.

Accelerate resource development to optimize value, grow volumes and replace reserves
We delivered total Company production available for sale, excluding Alaska and Libya, of 459,000 net barrels of oil equivalent per day (boed) for full year 2013 compared to 413,000 net boed in 2012, an 11 percent increase year over year that exceeded the Company's 8-10 percent growth guidance. In particular, we had strong year-over-year net production growth in the top U.S. liquids resource plays—136 percent in the Eagle Ford, 34 percent in the Bakken and 68 percent in the Oklahoma resource basins.

Our robust capital allocation, combined with strong operating results, led to a 2013 reserve replacement rate of 194 percent, excluding dispositions, at a very competitive finding and development cost of approximately $16 per barrel of oil equivalent (boe). We ended 2013 with net proved reserves of approximately 2.2 billion boe, an 8 percent increase from 2012, topping the 40-year proved reserves record set last year. For the three-year period ended Dec. 31, 2013, Marathon Oil added net proved reserves of slightly more than 1 billion boe, excluding dispositions of 13 million boe, while producing 494 million boe, resulting in a three-year average reserve replacement ratio of 211 percent.

Our U.S. unconventional onshore resource plays are Marathon Oil's growth engines. In our Eagle Ford asset, production averaged almost 90,000 net boed in the fourth quarter, an increase of 8,000 net boed from the third quarter. For the final two weeks of 2013, production averaged greater than 100,000 net boed. Approximately 65 percent of fourth quarter net production was crude oil/condensate, 17 percent was natural gas liquids (NGLs) and 18 percent was natural gas.

Marathon Oil averaged approximately 40,000 net boed of production in the Bakken during the fourth quarter, up from 38,000 net boed in the prior quarter. Marathon Oil's Bakken production averaged approximately 90 percent crude oil, 5 percent NGLs and 5 percent natural gas in the fourth quarter. During the fourth quarter, Marathon Oil's unconventional Oklahoma production averaged almost 14,000 net boed.

Rigorous portfolio management and robust capital allocation
Ongoing portfolio management, along with robust capital allocation, is essential to generate competitive shareholder return. In 2013, we announced the sale of our interests in Angola for approximately $2.1 billion total, as well as the marketing of our North Sea assets. From 2011 through 2013, we agreed upon or closed on asset sales of approximately $3.5 billion, exceeding the $1.5 to $3 billion target we set for this period.

We delivered on our $5.2 billion capital and exploration budget for 2013, excluding acquisitions, and our 2014 capital and exploration budget of approximately $5.9 billion is concentrated on high-quality, organic reinvestment. Greater than 60 percent of our capital is directed toward accelerating rig activity and growth in our resource plays, with $2.3 billion allocated for drilling an expected 250-260 net wells and building infrastructure in the Eagle Ford. Just over $1 billion is budgeted for the Bakken and $236 million for the Oklahoma Woodford. With our robust 28-rig plan, 2013-2014 resource play production is expected to grow more than 30 percent with a compound annual growth rate (CAGR) exceeding 25 percent from 2012 to 2017. We expect to increase overall production approximately 4 percent in 2014, excluding Alaska, Angola and Libya, and deliver a 5-7 percent CAGR in total production in 2012-2017.

We plan to spend approximately $1.4 billion on our conventional E&P assets worldwide to provide stable production, income and cash flow. To generate competitive returns, we will continue to emphasize high operational reliability, expense management and disciplined investment in production operations. Exploration spending of $529 million is focused on testing significant oil potential, including drilling 2-3 net wells (8-10 gross) in the Kurdistan Region of Iraq, Kenya, Ethiopia and the deepwater Gulf of Mexico, and on conducting seismic surveys.

Capture quality and material resources
As an E&P company, there is no greater challenge than access to new resource. We can achieve this access in two ways—by the bit through our focused exploration program or by acquisition through opportunistic business development. Our exploration team delivered discoveries at Mirawa-1 on the Company-operated Harir Block in the Kurdistan Region of Iraq and at Diaman-1B on the non-operated Diaba License in Gabon. We also grew our South Central Oklahoma Oil Province (SCOOP) acreage position over 20 percent at low cost and added 4,800 high-value acres in the core of our Eagle Ford position.

Competitive shareholder value through disciplined long-term focus
Marathon Oil returned capital to our shareholders through competitive dividends that increased 12 percent in 2013, with a 10 percent CAGR since July 2011. In addition, we completed $500 million in common stock buybacks in 2013, bringing our total buybacks to 26 million shares at an average price of $30.79 totaling $800 million since July 2011. In addition, our Board of Directors increased the remaining authorization to $2.5 billion.

We welcome Chad Deaton to our Board of Directors, and thank all of our board members for providing sound guidance, governance and support during the leadership transition. Finally, we thank Marathon Oil employees for their innovation, integrity and dedication to creating value for shareholders.

As we look forward to 2014 and our role in meeting increasing global energy demand, Marathon Oil will continue to strive to be a responsible operator. With our outstanding platform for growth and uncompromising pursuit of excellence, we intend to be the employer, operator, business partner and investment of choice among independent global E&P companies.

Respectfully,

Lee M. Tillman
President and Chief Executive Officer

Dennis H. Reilley
Chairman of the Board of Directors

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

**ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2013**

Commission file number 1-5153

Marathon Oil Corporation

(Exact name of registrant as specified in its charter)

Delaware	**25-0996816**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5555 San Felipe Street, Houston, TX 77056-2723
(Address of principal executive offices)

(713) 629-6600
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $1.00	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of Common Stock held by non-affiliates as of June 28, 2013: $24,462 million. This amount is based on the closing price of the registrant's Common Stock on the New York Stock Exchange on that date. Shares of Common Stock held by executive officers and directors of the registrant are not included in the computation. The registrant, solely for the purpose of this required presentation, has deemed its directors and executive officers to be affiliates.

There were 696,944,638 shares of Marathon Oil Corporation Common Stock outstanding as of January 31, 2014.

Documents Incorporated By Reference:

Portions of the registrant's proxy statement relating to its 2014 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A under the Securities Exchange Act of 1934, are incorporated by reference to the extent set forth in Part III, Items 10-14 of this report.

MARATHON OIL CORPORATION

Unless the context otherwise indicates, references to "Marathon Oil," "we," "our" or "us" in this Annual Report on Form 10-K are references to Marathon Oil Corporation, including its wholly-owned and majority-owned subsidiaries, and its ownership interests in equity method investees (corporate entities, partnerships, limited liability companies and other ventures over which Marathon Oil exerts significant influence by virtue of its ownership interest).

Table of Contents

PART I			
	Item 1.	Business	4
	Item 1A.	Risk Factors	25
	Item 1B.	Unresolved Staff Comments	32
	Item 2.	Properties	32
	Item 3.	Legal Proceedings	32
	Item 4.	Mine Safety Disclosures	32
PART II			
	Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	33
	Item 6.	Selected Financial Data	34
	Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	35
	Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	56
	Item 8.	Financial Statements and Supplementary Data	59
	Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	116
	Item 9A.	Controls and Procedures	116
	Item 9B.	Other Information	116
PART III			
	Item 10.	Directors, Executive Officers and Corporate Governance	117
	Item 11.	Executive Compensation	117
	Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	117
	Item 13.	Certain Relationships and Related Transactions, and Director Independence	118
	Item 14.	Principal Accounting Fees and Services	118
PART IV			
	Item 15.	Exhibits, Financial Statement Schedules	119
		SIGNATURES	126

Definitions

Throughout this report, the following company or industry specific terms and abbreviations are used.

AECO – Alberta Energy Company, a Canadian natural gas benchmark price.

AMPCO – Atlantic Methanol Production Company LLC, a company located in Equatorial Guinea in which we own a 45 percent equity interest.

AOSP – Athabasca Oil Sands Project, an oil sands mining, transportation and upgrading joint venture located in Alberta, Canada, in which we hold a 20 percent interest.

bbl – One stock tank barrel, which is 42 United States gallons liquid volume.

bbld – Barrels per day.

bboe – Billion barrels of oil equivalent. Natural gas is converted to a barrel of oil equivalent based on the energy equivalent, which on a dry gas basis is six thousand cubic feet of gas per one barrel of oil equivalent.

bcf – Billion cubic feet.

boe – Barrels of oil equivalent.

boed – Barrels of oil equivalent per day.

BOEMRE – United States Bureau of Ocean Energy Management, Regulation and Enforcement.

btu – British thermal unit, an energy equivalence measure.

DD&A – Depreciation, depletion and amortization.

Developed acreage – The number of acres which are allocated or assignable to producing wells or wells capable of production.

Development well – A well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

Downstream business – The refining, marketing and transportation ("RM&T") operations, spun-off on June 30, 2011 and now treated as discontinued operations.

Dry well – A well found to be incapable of producing either oil or natural gas in sufficient quantities to justify completion.

E.G. – Equatorial Guinea.

EGHoldings – Equatorial Guinea LNG Holdings Limited, a liquefied natural gas production company located in E.G. in which we own a 60 percent equity interest.

EPA – Environmental Protection Agency.

Exit rate – The average daily rate of production from a well or group of wells in the last month of the period stated.

Exploratory well – A well drilled to find oil or natural gas in an unproved area or find a new reservoir in a field previously found to be productive in another reservoir.

FASB – Financial Accounting Standards Board.

FPSO – Floating production, storage and offloading vessel.

IFRS – International Financial Reporting Standards.

Internal Losses – Production losses attributed to factors that are within our control which can be either planned, such as a planned turnaround, or unplanned, such as equipment failure.

International E&P – Our International Exploration and Production ("Int'l E&P") segment which explores for, produces and markets liquid hydrocarbons and natural gas outside of North America and produces and markets products manufactured from natural gas, such as liquefied natural gas and methanol, in E.G.

IRS – United States Internal Revenue Service.

KRG – Kurdistan Regional Government.

LNG – Liquefied natural gas.

LPG – Liquefied petroleum gas.

Light sweet crude - A crude oil with an American Petroleum Institute ("API") gravity of 38 degrees or more and a sulfur content of less than 0.5 percent.

Liquid hydrocarbons or liquids – Collectively, crude oil, condensate and natural gas liquids.

Marathon – The consolidated company prior to the June 30, 2011 spin-off of the downstream business.

Marathon Oil – The company as it exists following the June 30, 2011 spin-off of the downstream business.

Marathon Petroleum Corporation ("MPC") – The separate independent company which now owns and operates the downstream business.

mbbl – Thousand barrels.

mbbld – Thousand barrels per day.

mboe – Thousand barrels of oil equivalent.

mboed – Thousand barrels of oil equivalent per day.

mcf – Thousand cubic feet.

mmbbl – Million barrels.

mmboe – Million barrels of oil equivalent.

mmbtu – Million British thermal units.

mmcfd – Million cubic feet per day.

mmt – Million metric tonnes.

mmta – Million metric tonnes per annum.

mtd – Thousand metric tonnes per day.

Net acres or Net wells – The sum of the fractional working interests owned by us in gross acres or gross wells.

NGL or NGLs – Natural gas liquid or natural gas liquids, which are naturally occurring substances found in natural gas, including ethane, butane, isobutane, propane and natural gasoline, that can be collectively removed from produced natural gas, separated into these substances and sold.

North America E&P ("N.A. E&P") – Our North America Exploration and Production segment which explores for, produces and markets liquid hydrocarbons and natural gas in North America.

OECD – Organization for Economic Cooperation and Development.

OPEC – Organization of Petroleum Exporting Countries.

OSM – Our Oil Sands Mining segment which mines, extracts and transports bitumen from oil sands deposits in Alberta, Canada, and upgrades the bitumen to produce and market synthetic crude oil and vacuum gas oil.

Operational Availability – A term used to measure the ability of an asset to produce to its maximum capacity over a specified period of time. This measurement considers Internal Losses that are within our control.

Productive well – A well that is not a dry well. Productive wells include producing wells and wells that are mechanically capable of production.

Proved reserves – Proved liquid hydrocarbon, natural gas and synthetic crude oil reserves are those quantities of liquid hydrocarbons, natural gas and synthetic crude oil, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible.

Proved developed reserves – Proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or for which the cost of the required equipment is relatively minor compared to the cost of a new well.

Proved undeveloped reserves – Proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

PSC – Production sharing contract.

Quest CCS – Quest Carbon Capture and Storage project at the AOSP in Alberta, Canada.

Reserve replacement ratio – A ratio which measures the amount of proved reserves added to our reserve base during the year relative to the amount of liquid hydrocarbons, natural gas and synthetic crude oil produced.

Royalty interest – An interest in an oil or natural gas property entitling the owner to a share of oil or natural gas production free of costs of production.

SAGE – United Kingdom Scottish Area Gas Evacuation system composed of a pipeline and processing terminal.

SAR or SARs – Stock appreciation right or stock appreciation rights.

SCOOP – South Central Oklahoma Oil Province.

SEC – United States Securities and Exchange Commission.

Seismic – An exploration method of sending energy waves or sound waves into the earth and recording the wave reflections to indicate the type, size, shape and depth of subsurface rock formation (3-D seismic provides three-dimensional pictures and 4-D factors in changes that occurred over time).

Total depth ("TD") – The bottom of a drilled hole, where drilling is stopped, logs are run and casing is cemented.

Total proved reserves – The summation of proved developed reserves and proved undeveloped reserves.

U.K. – United Kingdom.

Undeveloped acreage – Acreage on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

U.S. – United States of America.

U.S. GAAP – Accounting principles generally accepted in the U.S.

WCS – Western Canadian Select, an oil index benchmark price.

Working interest ("WI") – The interest in a mineral property which gives the owner that share of production from the property. A working interest owner bears that share of the costs of exploration, development and production in return for a share of production. Working interests are sometimes burdened by overriding royalty interest or other interests.

WTI – West Texas Intermediate crude oil, an oil index benchmark price.

Disclosures Regarding Forward-Looking Statements

This Annual Report on Form 10-K, particularly Item 1. Business, Item 1A. Risk Factors, Item 3. Legal Proceedings, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 7A. Quantitative and Qualitative Disclosures About Market Risk, includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements typically contain words such as "anticipate," "believe," "estimate," "expect," "forecast," "plan," "predict," "target," "project," "could," "may," "should," "would" or similar words, indicating that future outcomes are uncertain. In accordance with "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements.

Forward-looking statements in this Annual Report on Form 10-K may include, but are not limited to statements that relate to (or statements that are subject to risks, contingencies or uncertainties that relate to): levels of revenues, income from operations, net income or earnings per share; levels of liquidity and the availability of financing options; budgets or levels of capital, exploration, environmental, construction or maintenance expenditures; the success or timing of completion of ongoing or anticipated capital, exploration, construction or maintenance projects; volumes of production or sales of liquid hydrocarbons, natural gas, and synthetic crude oil; levels of worldwide prices of liquid hydrocarbons and natural gas; levels of liquid hydrocarbon, natural gas and synthetic crude oil reserves; the acquisition or divestiture of assets; the effect of restructuring or reorganization of business components; quantitative or qualitative factors about market risk; the potential effect of judicial proceedings on our business and financial condition; levels of common share repurchases; the impact of government legislation and budgetary and tax measures; and the anticipated effects of actions of third parties such as competitors, or federal, foreign, state or local governments and regulatory authorities.

PART I

Item 1. Business

General

Marathon Oil Corporation was incorporated in 2001 and is an international energy company engaged in the exploration, production and marketing of liquid hydrocarbons and natural gas, production and marketing of products manufactured from natural gas and oil sands mining with operations in the U.S., Angola, Canada, E.G., Ethiopia, Gabon, Kenya, the Kurdistan Region of Iraq, Libya, Norway and the U.K. We are based in Houston, Texas with our corporate headquarters at 5555 San Felipe Street, Houston, Texas 77056-2723 and a telephone number of (713) 629-6600.

On June 30, 2011, the spin-off of Marathon's downstream business was completed, creating two independent energy companies: Marathon Oil and MPC. Marathon stockholders at the close of business on the record date of June 27, 2011 received one share of MPC common stock for every two shares of Marathon common stock held. A private letter ruling received in June 2011 from the IRS affirmed the tax-free nature of the spin-off. Activities related to the downstream business have been treated as discontinued operations for all periods prior to the spin-off with additional information in Item 8. Financial Statements and Supplementary Data - Note 3 to the consolidated financial statements.

Strategy and Results Summary

Our strategic imperatives are:

- Uncompromising focus on core values to protect our license to operate and drive business performance
- Investment in our people to grow and maintain our capabilities and competencies to ensure shareholders access to the full global opportunity set
- Relentless pursuit of operational and capital efficiency and recognition as the partner / operator of choice
- Acceleration of resource development to optimize value, grow profitable volumes and replace reserves
- Rigorous portfolio management integrated with robust capital allocation
- Quality resource capture through a focused exploration program and opportunistic business development
- Competitive shareholder value through disciplined long-term focus

We continue to focus on liquid hydrocarbon reserves and production worldwide, realizing significant increases in our three key unconventional liquids-rich plays in 2013: the Eagle Ford, Bakken and Oklahoma resource basins. In 2014, approximately 60 percent of our capital, investment and exploration spending budget is allocated to these areas and includes co-development of adjacent formations in parallel with the main horizons. Our exploration program includes prospects in E.G., Ethiopia, Gabon, the Gulf of Mexico, Kenya and the Kurdistan Region of Iraq.

We ended 2013 with proved reserves of approximately 2.2 bboe, an 8 percent increase over 2012. Proved reserve replacement was 194 percent, excluding dispositions.

During 2013, our cash additions to property, plant and equipment were $5.0 billion, including those related to discontinued operations, and we made acquisitions of $74 million. We expect continued spending, primarily funded with cash flow from operations or portfolio optimization, in exploration and development activities in order to realize continued reserve and sales volume growth. See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Outlook, for discussion of our $5.9 billion capital, investment and exploration spending budget for 2014.

We continually evaluate ways to optimize our portfolio through acquisitions and divestitures and have exceeded our previously stated goal of divesting between $1.5 billion and $3.0 billion of assets over the period of 2011 through 2013, by closing or entering into agreements for approximately $3.5 billion in divestitures, of which $2.1 billion is from the sales of our Angola assets. The sale of our interest in Angola Block 31 closed in February 2014 and the sale of our interest in Angola Block 32 is expected to close in the first quarter of 2014. Additionally, in December 2013, we commenced efforts to market our assets in the North Sea, both in the U.K. and Norway, which would simplify and concentrate our portfolio to higher margin growth opportunities and increase our production growth rate.

The above discussion of strategy and results includes forward-looking statements with respect to the sale of our interest in Angola Block 32, the possible sale of our U.K. and Norway assets and projected spending and expected investment in exploration and development activities under the 2014 capital, investment and exploration budget. Some factors that could potentially affect the expected investment in exploration and development activities include changes in prices of and demand for liquid hydrocarbons, natural gas and synthetic crude oil, actions of competitors, occurrence of acquisitions or dispositions of oil and natural gas properties, future financial conditions, operating results and economic and/or regulatory factors affecting our businesses. The timing of closing the sale of our interest in Angola Block 32 is subject to customary closing conditions. The possible sale of our U.K. and Norway assets is subject to the identification of one or more buyers, successful negotiations, board approval and execution of definitive agreements. The projected spending under the 2014 capital, investment and exploration spending budget is a good faith estimate, and therefore, subject to change. The foregoing factors (among others) could cause actual results to differ materially from those set forth in the forward-looking statements.

The map below illustrates the locations of our worldwide operations.



NORWAY
UNITED KINGDOM
KURDISTAN REGION OF IRAQ
CANADA
NORTH DAKOTA
WYOMING
COLORADO
OKLAHOMA
TEXAS
LOUISIANA
GULF OF MEXICO
LIBYA
ETHIOPIA
KENYA
EQUATORIAL GUINEA
GABON
ANGOLA

Segment and Geographic Information

For operating segment and geographic financial information, see Item 8. Financial Statements and Supplementary Data – Note 8 to the consolidated financial statements.

In the discussion that follows regarding our North America E&P, International E&P and Oil Sands Mining segments, references to net wells, acres, sales or investment indicate our ownership interest or share, as the context requires.

North America E&P Segment

We are engaged in oil and gas exploration, development and/or production activities in the U.S. and Canada.

Unconventional Resource Plays

Eagle Ford - As of December 31, 2013, we had approximately 211,000 net acres in the Eagle Ford in south Texas and 655 gross (493 net) operated producing wells in the Eagle Ford, Austin Chalk and Pearsall formations. With approximately 90 percent pad drilling in 2013, we continued to improve efficiencies and reduce development costs per well. The average spud-to-TD time per well decreased to 13 days during the last quarter of the year compared to 15 days in the same period of 2012. We reached TD on 299 gross operated wells and brought 307 gross operated wells to sales in 2013.

Throughout 2013, we evaluated the potential of downspacing to 40-acre and 60-acre spacing with several pilot programs. Overall, wells drilled in these programs at closer spacing showed improved completion efficiency which helped offset impacts due to tighter well spacing. Continued focus on stimulation design contributed to incremental improvements in well performance across our area of activity. Approximately 39 percent of our 2014 capital, investment and exploration budget is dedicated to the Eagle Ford. Our accelerated drilling plans include drilling 250 - 260 net wells (385 - 405 gross, of which we will operate 340 - 355) in 2014, an increase of almost 20 percent over 2013.

Eagle Ford average net sales for 2013 were 81 mboed, composed of 51 mbbld of crude oil and condensate, 14 mbbld of NGLs and 94 mmcfd of natural gas, compared to 34 mboed in 2012, a 136 percent increase. Our 2013 exit rate was over 98 mboed, a 50 percent increase over December 2012. In 2013, we were able to transport approximately 70 percent of our Eagle Ford production by pipeline. We anticipate the volume of oil sold into pipelines will remain high, with the actual volume fluctuating from quarter to quarter as additional infrastructure to service the area is constructed and commensurate commitments for transportation are executed. The ability to transport more barrels by pipeline enables us to reduce costs, improve reliability and lessen our environmental footprint.

Evaluation of the Austin Chalk and Pearsall formations across our Eagle Ford acreage position in south Texas included four Austin Chalk wells and one well in the Pearsall formation in 2013. Early Austin Chalk production results suggest that the mix of crude oil and condensate, NGLs and natural gas is similar to Eagle Ford condensate wells. We plan to drill 5 to 12 additional gross wells in the Austin Chalk and Pearsall formations in 2014. We will continue to evaluate the Pearsall formation in 2014. Ongoing Austin Chalk and Eagle Ford co-development is planned, pending results from our early wells. Co-development will leverage the infrastructure investments we have made to support production growth across the Eagle Ford operating area.

Approximately 193 miles of gathering lines were installed in 2013 for a total of over 700 miles of operated gathering pipeline in the area. We now have 24 central gathering and treating facilities, with aggregate capacity of over 275 mboed. We also own and operate the Sugarloaf gathering system, a 37-mile natural gas pipeline through the heart of our acreage in Karnes, Atascosa, and Bee Counties of south Texas.

Bakken – We hold approximately 370,000 net acres in the Bakken shale oil play in North Dakota and eastern Montana, where we have been operating since 2006. Since inception, we have continuously sought improvement in efficiency and well performance through optimizing completion techniques. Our average time to drill a well continued to improve, averaging 15 days spud-to-TD in the last quarter of 2013, compared to 18 days in the same period of 2012. We have identified additional improvements to the 30-stage hydraulic fracturing designs put in place in 2012, which are expected to further increase both production rates and estimated ultimate recovery from our Bakken shale wells beyond the increases that were attained in 2012 and 2013. We reached TD on 76 gross operated wells and brought to sales 77 gross operated wells in 2013. Our Bakken shale program includes plans to drill 80 - 90 net wells (200 - 220 gross, of which we will operate 75 - 85) in 2014. In addition, we plan to recomplete 22 - 26 gross wells to the stage design optimized in 2013.

Our net sales from the Bakken shale averaged 39 mboed in 2013, composed of 35 mbbld of crude oil and condensate, 2 mbbld of NGLs and 13 mmcfd of natural gas, a 34 percent increase over 29 mboed in 2012. Our production exit rate for 2013 was approximately 38 mboed. We sell our Bakken production primarily into local North Dakota markets via truck or pipeline in efforts to optimize price realizations and such production could be transported to other areas of the U.S. by the purchaser.

Oklahoma resource basins – We hold 209,000 net acres in unconventional Oklahoma resource basins, namely the Anadarko Woodford shale (including the SCOOP), the Southern Mississippi Trend, and the Granite Wash, of which approximately 147,000 net acres are held by production. We continued to add incremental acres to our SCOOP position in 2013. In the Anadarko Woodford shale, we reached TD on 10 gross operated wells and brought nine gross operated wells to sales in 2013. An additional four net non-operated Woodford wells were brought to sales. We spud three additional operated Woodford wells in the SCOOP near the end of the year. We drilled two gross operated wells in the Southern Mississippi Trend and brought both wells to sales in the fourth quarter of 2013. We also participated in two gross non-operated Southern Mississippi Trend wells in 2013. Lastly, we spud our first operated well in the unconventional Granite Wash play near the end of 2013.

Sales from our Oklahoma resource basin plays in 2013 were primarily from the Anadarko Woodford shale and averaged 14 mboed, composed of 2 mbbld of crude oil and condensate, 4 mbbld of NGLs and 48 mmcfd of natural gas, for an increase of 68 percent over 2012 net sales of 8 mboed. Our accelerated drilling plans for the Oklahoma resource basins include drilling and completing 14 - 20 net (21 - 27 gross) operated wells in 2014, approximately double our 2013 program. Approximately six net non-operated wells are also expected to be completed.

See below for discussion of our conventional, primarily natural gas, production operations in Oklahoma.

Other United States

Gulf of Mexico – Production – On December 31, 2013, we held significant interests in 11 producing fields, 4 of which are company-operated. Average net sales for 2013 from the Gulf of Mexico were 17 mbbld of liquid hydrocarbons and 14 mmcfd of natural gas. Operational availability for our operated properties was strong at 97 percent, with internal unplanned losses of three percent.

We have a 65 percent operated working interest in the Ewing Bank Block 873 platform which is located 130 miles south of New Orleans, Louisiana. The platform serves as a production hub for the Lobster, Oyster and Arnold fields on Ewing Bank Blocks 873, 917 and 963. The facility also processes third-party production via subsea tie-backs.

We have a 100 percent operated working interest in the Droshky development located on Green Canyon Block 244 and a 68 percent operated working interest in Ozona which is located on Garden Banks Block 515. The Ozona development ceased production in the first quarter of 2013 and is scheduled for abandonment in 2014.

We have a 50 percent working interest in the non-operated Petronius field on Viosca Knoll Blocks 786 and 830, located 130 miles southeast of New Orleans, which includes 14 producing wells. The Petronius platform is also capable of providing processing and transportation services to nearby third-party fields. A well side track project was successfully completed in 2013 and a similar project is planned for 2014.

We hold a 30 percent working interest in the non-operated Neptune field located on Atwater Valley Block 575, 120 miles off the coast of Louisiana. The development includes seven subsea wells tied back to a stand-alone platform. A well side track project is planned for 2014.

We have an 18 percent working interest in the non-operated Gunflint field development located on Mississippi Canyon Blocks 948, 949, 992(N/2) and 993(N/2). The discovery well was drilled in 2008 and encountered pay in the Middle Miocene reservoirs. Two subsequent appraisal wells were drilled and evaluated in 2012 and 2013. First oil from this subsea tie-back development project is expected in 2016.

Gulf of Mexico – Exploration – We have a portfolio of over 17 prospects with multiple drilling opportunities in the Gulf of Mexico. As we evaluate these opportunities for drilling, we plan to seek partners to reduce our exploration risk on individual projects.

We have a 60 percent operated working interest in the Key Largo prospect located on Walker Ridge Block 578. The Key Largo prospect will be the first well drilled with a new ultra deep-water drillship for which we and another operator have recently secured a three-year contract. Drilling is expected to commence in the third quarter of 2014.

Prior to commencing drilling in September 2013, we reduced our working interest in the Madagascar prospect, located on De Soto Canyon Block 757, from 100 percent to 40 percent as a result of two farm-outs, which included drilling cost carries. Our operated exploration well on the Madagascar prospect did not encounter commercial hydrocarbons and the well costs and related unproved property were charged to exploration expense in 2013.

A deepwater oil discovery on the Shenandoah prospect, located on Walker Ridge Block 52, was drilled in 2009. We own a 10 percent non-operated working interest in this prospect. The first appraisal well on the Shenandoah prospect reached total depth in 2013. This appraisal well encountered more than 1,000 net feet of oil pay in multiple high-quality Lower Tertiary-aged reservoirs. Additional appraisal drilling is anticipated to begin in 2014.

In 2013, we were awarded 100 percent working interest leases in two Gulf of Mexico blocks: Keathley Canyon Block 153, an extension to the Meteor prospect on our existing Keathley Canyon Block 196 lease, and Keathley Canyon Block 340 on the Colonial prospect. Both of these blocks are inboard-Paleogene prospects.

Colorado – We hold leases with natural gas production in the Piceance Basin of Colorado, located in the Greater Grand Valley field complex, and held 154,000 net acres in the Niobrara shale located in the DJ Basin that were sold in June 2013. Net sales from Colorado averaged 2 mboed in 2013. We have no plans for operated drilling in Colorado in 2014.

Oklahoma – We have long-established operated and non-operated conventional production in several Oklahoma fields from which 2013 sales averaged 1 mbbld of liquid hydrocarbons and 43 mmcfd of natural gas. In 2013, we participated in seven gross non-operated wells in the state.

Texas/North Louisiana/New Mexico – We hold 268,000 net acres in these areas of which approximately 20,000 of the acres are in the Haynesville and Bossier natural gas shale plays. Most of the acreage in these shale plays is held by production. We participated in three gross non-operated wells in the Haynesville shale play during 2013. Conventional production was primarily from the Mimms Creek, Pearwood and Oletha fields in 2013, with net sales averaging 5 mboed.

We also participate in several non-operated Permian Basin fields in west Texas and New Mexico. Net sales from this area averaged 7 mboed in 2013. We plan continued carbon dioxide flood programs in the Seminole and Vacuum fields during 2014.

Wyoming – We have ongoing enhanced oil recovery waterflood projects at the mature Bighorn Basin and Wind River Basin fields and at our 100 percent owned and operated Pitchfork field. We have conventional natural gas operations in the Greater Green River Basin and unconventional coal bed natural gas operations in the Powder River Basin. As of December 31, 2013, we had plugged and abandoned 376 of the total 600 wells in the Powder River Basin and expect production to cease in March 2014 as we wind down those operations.

Our Wyoming net sales averaged 16 mbbld of liquid hydrocarbons and 48 mmcfd of natural gas during 2013. We drilled 2 gross operated development wells in Wyoming in 2013 and plan to drill 10 gross operated wells in 2014. In addition, we own and operate the 420-mile Red Butte Pipeline. This crude oil pipeline connects Silvertip Station on the Montana/Wyoming state line to Casper, Wyoming.

Canada

We hold interests in both operated and non-operated exploration stage oil sand leases in Alberta, Canada, which would be developed using in-situ methods of extraction. These leases cover approximately 142,000 gross (54,000 net) acres in four project areas: Namur, in which we hold a 70 percent operated interest; Birchwood, in which we hold a 100 percent operated interest; Ells River, in which we hold a 20 percent non-operated interest; and Saleski in which we hold a 33 percent non-operated interest.

During the first quarter of 2012, we submitted a regulatory application relating to our Canada in-situ assets at Birchwood, for a proposed 12 mbbld steam assisted gravity drainage ("SAGD") demonstration project. We expect to receive regulatory approval for this project by the end of 2014. Upon receiving this approval, we will further evaluate our development plans.

Acquisitions and Dispositions

In July 2013, we acquired 4,800 net undeveloped acres in the core of the Eagle Ford shale in a transaction valued at $97 million, including carried interest of $23 million.

In June 2013, we closed the sale of our interests in the DJ Basin for proceeds of $19 million. A pretax loss of $114 million was recorded in the second quarter of 2013.

In February 2013, we closed the sale of our interest in the Neptune gas plant, located onshore Louisiana, for proceeds of $166 million. A $98 million pretax gain was recorded in the first quarter of 2013.

In February 2013, we conveyed our interests in the Marcellus natural gas shale play to the operator. A $43 million pretax loss on this transaction was recorded in the first quarter of 2013.

In January 2013, we closed the sale of our remaining assets in Alaska, for proceeds of $195 million. A pretax gain of $55 million was recorded in 2013.

The above discussions include forward-looking statements with respect to accelerated rig and drilling activity in the Eagle Ford, Bakken, and Oklahoma resource basins, possible increased recoverable resources from improvements to the 30-stage hydraulic fracturing designs in the Bakken resource play, infrastructure improvements in the Eagle Ford resource play, potential development plans for the Austin Chalk and Pearsall formations in the Eagle Ford resource play and for the Petronius and Neptune fields in the Gulf of Mexico, anticipated future exploratory and development drilling activity, projected spending under the 2014 capital, investment and exploration spending budget, planned use of carbon dioxide flood programs, the abandonment of the Powder River Basin in Wyoming, the abandonment of the Ozona development in the Gulf of Mexico, the timing of first oil from the Gunflint development in the Gulf of Mexico, and the timing of project sanction for the the SAGD project. The average times to drill a well may not be indicative of future drilling times. Current production rates may not be indicative of future production rates. Some factors which could possibly affect these forward-looking statements include pricing, supply and demand for liquid hydrocarbons and natural gas, the amount of capital available for exploration and development, regulatory constraints, timing of commencing production from new wells, drilling rig availability, availability of materials and labor, other risks associated with construction projects, the inability to obtain or delay in obtaining necessary government and third-party approvals and permits, unforeseen hazards such as weather conditions, natural disasters, acts of war or terrorist acts and the governmental or military response, and other geological, operating and economic considerations. The projected spending under the 2014 capital, investment and exploration spending budget is a good faith estimate, and therefore, subject to change. The SAGD project may further be affected by board approval and transportation logistics. Actual results may differ materially from these expectations, estimates and projections and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and difficult to predict. The foregoing factors (among others) could cause actual results to differ materially from those set forth in the forward-looking statements.

International E&P Segment

We are engaged in oil and gas exploration, development and/or production activities in Angola, E.G., Ethiopia, Gabon, Kenya, the Kurdistan Region of Iraq, Libya, Norway, and the U.K. We also include the results of our natural gas liquefaction operations and methanol production operations in E.G. in our International E&P segment.

Africa

Equatorial Guinea – Production – We own a 63 percent operated working interest under a PSC in the Alba field which is offshore E.G. During 2013, E.G. net liquid hydrocarbon sales averaged 34 mbbld and net natural gas sales averaged 442 mmcfd. Operational availability from our company-operated facilities continues to be excellent and averaged 99 percent in 2013, with internal unplanned losses of one percent. A compression project designed to maintain the production plateau two additional years and extend field life up to six years is underway and is expected to be operational in mid-2016.

Dry natural gas from the Alba field, which remains after the condensate and LPG are removed by Alba Plant LLC, as discussed below, is supplied to AMPCO and EGHoldings under long-term contracts at fixed prices. Because of the location and limited local demand for natural gas in E.G., we consider the prices under the contracts with Alba Plant LLC, EGHoldings and AMPCO to be comparable to the price that could be realized from transactions with unrelated parties in this market under the same or similar circumstances. Any dry gas not sold is returned offshore and reinjected into the Alba field for later production.

Equatorial Guinea – Exploration – We hold a 63 percent operated working interest in the Deep Luba discovery on the Alba Block and an 80 percent operated working interest in the Corona well on Block D. We plan to develop Block D through a unitization with the Alba field, which is currently being negotiated. We also have an 80 percent operated working interest in exploratory Block A-12 offshore Bioko Island, located immediately west of our operated Alba Field. We have secured a rig to drill at least two exploration prospects and one Alba field infill well in 2014.

Equatorial Guinea – Gas Processing – We own a 52 percent interest in Alba Plant LLC, an equity method investee, that operates an onshore LPG processing plant located on Bioko Island. Alba field natural gas is processed by the LPG plant. Under a long-term contract at a fixed price per btu, the LPG plant extracts secondary condensate and LPG from the natural gas stream and uses some of the remaining dry natural gas in its operations. During 2013, the gross quantity of natural gas supplied to the LPG production facility was 866 mmcfd, from which 6 mbbld of secondary condensate and 21 mbbld of LPG were produced by Alba Plant LLC.

We also own 60 percent of EGHoldings and 45 percent of AMPCO, both of which are accounted for as equity method investments. EGHoldings operates an LNG production facility and AMPCO operates a methanol plant, both located on Bioko Island. These facilities allow us to monetize natural gas reserves from the Alba field.

EGHoldings' 3.7 mmta LNG production facility sells LNG under a 3.4 mmta, or 460 mmcfd, sales and purchase agreement through 2023. The purchaser under the agreement takes delivery of the LNG on Bioko Island, with pricing linked principally to the Henry Hub index, regardless of destination. Gross sales of LNG from this production facility totaled 3.98 mmta in 2013. Operational availability was 97 percent in 2013, including a planned turnaround, while internal unplanned losses were less than one percent.

AMPCO had gross sales totaling 1.01 mmt in 2013. Operational availability for this methanol plant was 90 percent in 2013 and internal unplanned losses were 10 percent. Production from the plant is used to supply customers in Europe and the U.S.

Libya – We hold a 16 percent non-operated working interest in the Waha concessions, which encompass almost 13 million acres located in the Sirte Basin of eastern Libya. Beginning in the third quarter of 2013, our Libya production operations were impacted by third-party labor strikes at the Es Sider oil terminal. We have had no oil liftings since July 2013. Uncertainty around production and sales levels from Libya have existed since the first quarter of 2011 when production operations were suspended until the fourth quarter of that year. We and our partners in the Waha concessions continue to assess the situation and the condition of our assets in Libya.

Angola – During 2013, we entered into agreements to sell our Angola assets. See discussion of the transactions in the *Acquisitions and Dispositions* section below.

Gabon – We hold a 21.25 percent non-operated working interest in the Diaba License G4-223 and its related permit offshore Gabon, which covers 2.2 million gross (476,000 net) acres. The Diaman-1B well reached total depth in the third quarter of 2013, encountering 160-180 net feet of hydrocarbon pay in the deepwater pre-salt play. Preliminary analysis suggests that the hydrocarbons are natural gas with condensate content, pending results of ongoing analysis of well data. Multiple additional pre-salt prospects have been identified on this License.

In late October 2013, we were the high bidder as operator of two deepwater blocks in the pre-salt play offshore Gabon. One of the blocks has since been withdrawn by the government. Award of the other block is subject to government approval and negotiation of an exploration and production sharing contract.

Kenya – We hold a 50 percent non-operated working interest in Block 9, consisting of 3.9 million gross (1.9 million net) acres in northwest Kenya. The first exploratory well on Block 9, the Bahasi-1, completed drilling in the fourth quarter of 2013 and was plugged and abandoned. The Sala-1 exploration well is expected to spud in February 2014 on the eastern side of Block 9, where previous wells drilled in the sub-basin confirmed a working petroleum system. We have the right to assume the role of operator on Block 9 if a commercial discovery is made.

We also hold a 15 percent non-operated working interest in Block 12A, covering 5 million gross (750,000 net) acres, which is also located in northwest Kenya. Seismic acquisition on Block 12A began in 2013 and will be completed in the first quarter of 2014.

Ethiopia – We hold a 20 percent non-operated interest in the onshore South Omo Block in Ethiopia. The concession has an area of approximately 5.4 million gross (1.1 million net) acres. The Sabisa-1 exploration well encountered reservoir quality sands, oil and heavy gas shows and a thick shale section. The presence of oil prone source rocks, reservoir sands and good seals is encouraging for the numerous fault bounded traps identified in the basin. Because of mechanical issues, the well was abandoned before a full evaluation could be completed. The Tultule-1 exploration well was also drilled in 2013, approximately two miles from the Sabisa-1 well in a frontier rift basin and was plugged and abandoned. At least two additional exploration wells are planned for the eastern side of the block in 2014 to test multiple sub-basins. The first of those wells, Shimela-1, is expected to spud in March 2014.

Europe

As discussed above, we commenced efforts in December 2013 to market our assets in the North Sea, including Norway and the U.K.

Norway – Production – At the end of 2013, we operated 9 licenses and held interests in 6 non-operated licenses, which encompass approximately 286,000 net acres offshore on the Norwegian continental shelf. In 2013, net sales from Norway averaged 71 mbbld of liquid hydrocarbons and 51 mmcfd of natural gas.

Our production operations in Norway are centered around the Alvheim complex which consists of an FPSO with subsea infrastructure tied to several producing developments. Produced oil is transported by shuttle tanker and produced natural gas is transported to the SAGE system by pipeline. Production in 2013 continued to benefit from slower than expected decline as a result of infill well success, reservoir management techniques, extended drilling capability and technology application. We safely completed a planned turnaround in nine days in 2013 on time and on budget. Operational availability continued to be a strong factor in 2013 performance with a rate of 96 percent and internal unplanned losses of one percent.

The Alvheim development is comprised of the Kameleon, East Kameleon and Kneler fields (PL 036C, PL 088BS and PL 203), in each of which we have a 65 percent operated working interest, and the Boa field, in which we have a 58 percent operated working interest. At the end of 2013, the Alvheim development included 12 producing, 3 temporarily shut-in and 2 water disposal wells. One infill well is planned for 2014 along with several well workovers.

The Vilje field (PL 036D), in which we own a 47 percent operated working interest, began producing through the Alvheim complex in August 2008. Vilje has two subsea templates and two production wells, and is tied back through a 12-mile pipeline to the Alvheim FPSO. A third production well, Vilje Sor, will be developed as a subsea tieback to the Vilje field. Production start-up is expected in the first half of 2014.

The Volund field (PL 150 and PL 150B), located five miles south of the Alvheim complex consists of four production wells and one water injection well at December 31, 2013. We own a 65 percent operated working interest in Volund.

The Viper oil discovery, in the immediate vicinity of the Volund Field, was announced in November 2009. Along with our partners, we are evaluating a possible tie-back to the Alvheim complex of the Viper discovery as a combined development with the 1997 Kobra discovery. Both discoveries are within PL203 where we hold a 65 percent operated working interest.

Norway – Exploration – The Boyla field (PL 340), formerly the Marihone discovery, is located approximately 17 miles south of the Alvheim complex. In October 2012, the Norwegian Ministry of Petroleum and Energy approved the plan for the development and operation of the Boyla field in which we hold a 65 percent operated working interest. Further development drilling is planned in the Boyla field in 2014, with first production expected in early 2015. Near Boyla, the Caterpillar discovery (PL 340BS) made in 2011 continues to be evaluated as a tie-back to the Alvheim complex through Boyla.

The Darwin (formerly Veslemoy) exploration well was drilled in the first quarter of 2013 on PL 531, in which we hold a 10 percent non-operated fully-carried working interest, and was plugged and abandoned. The 30 percent non-operated Sverdrup exploration well on PL 330 offshore Norway was drilled in the third quarter of 2013 and has been plugged and abandoned.

In January 2013, we were awarded a 20 percent non-operated working interest in PL 694, which consists of three blocks, south of the Sverdrup prospect area. We were also awarded additional acreage in the North Sea, north of the Alvheim area in PL 203B. Our 65 percent working interest and role as operator are the same as PL 203. In addition, in 2013 we withdrew from three licenses (PL505, PL505BS and PL570).

United Kingdom – Net sales from the U.K. averaged 15 mbbld of liquid hydrocarbons and 32 mmcfd of natural gas in 2013. Our largest asset in the U.K. sector of the North Sea is the Brae area complex where we are the operator and have a 42 percent working interest in the South, Central, North and West Brae fields and a 39 percent working interest in the East Brae field. The Brae Alpha platform and facilities host the South, Central and West Brae fields. The North Brae and East Brae fields are natural gas condensate fields which are produced via the Brae Bravo and the East Brae platforms, respectively. The East Brae platform also hosts the nearby Braemar field in which we have a 28 percent working interest. Two development wells are in the West Brae program, with the first to be spud in 2014. Operational availability was 92 percent and internal unplanned losses were eight percent.

The strategic location of the Brae platforms, along with pipeline and onshore infrastructure, has generated third-party processing and transportation business since 1986. Currently, the operators of 30 third-party fields are contracted to use the Brae system and 62 mboed are being processed or transported through the Brae infrastructure. In addition to generating processing and pipeline tariff revenue, this third-party business optimizes infrastructure usage.

The working interest owners of the Brae area producing assets collectively own a 50 percent interest in the non-operated SAGE system. The SAGE pipeline transports natural gas from the Brae area, and the third-party Beryl area, and has a total wet natural gas capacity of 1.1 bcf per day. The SAGE terminal at St. Fergus in northeast Scotland processes natural gas from the SAGE pipeline as well as approximately 1 bcf per day of third-party natural gas.

We own working interests in the non-operated Foinaven area complex, consisting of a 28 percent working interest in the main Foinaven field, a 47 percent working interest in East Foinaven and a 20 percent working interest in the T35 and T25 fields. The export of Foinaven liquid hydrocarbons is via shuttle tanker from the FPSO to market. All natural gas sales are to the non-operated Magnus platform for use as injection gas.

Poland – After an extensive evaluation of our exploration activities in Poland and unsuccessful attempts to find commercial levels of hydrocarbons, we have elected to conclude operations in the country. During 2013, we relinquished 7 of our 11 operated concessions to the government and are in the process of relinquishing the remainder.

Other International

Kurdistan Region of Iraq – In aggregate, we have access to approximately 145,000 net acres in the Kurdistan Region of Iraq. We have interests in two non-operated blocks located north-northwest of Erbil: Atrush with 15 percent working interest and Sarsang with 25 percent working interest. We also have a 45 percent operated working interest in the Harir block located northeast of Erbil.

On the non-operated Atrush block, following the successful appraisal program and a declaration of commerciality, a plan for field development was approved by the Kurdistan Ministry of Natural Resources in September 2013. The development project will consist of drilling three production wells and constructing a central processing facility. We expect first production by early 2015 with estimated initial gross production of approximately 30 mbbld of oil. The approval of the field development plan for Phase 1 provides for a 25-year production period. Subject to further drilling and testing results, and partner and government approvals, a potential Phase 2 development could add an additional gross 30 mbbld facility. Within the potential Phase 2 development area, the Atrush-3 appraisal well, located approximately four miles east of existing wells, confirmed the extension of the oil bearing reservoirs and has been suspended as a potential future producer. Testing has commenced on the Atrush-4 development well, spud in October 2013, with anticipated completion in the first quarter of 2014. The Atrush-5 development well is expected to spud in the second quarter of 2014.

On the non-operated Sarsang block, tests have been completed on the Gara well. All zones were water-wet and the well was plugged and abandoned in August 2013. On the Mangesh well, five drill stem tests have been completed and further testing is planned. The East Swara Tika exploration well, which began in July 2013, has been drilled to a depth of 5,300 feet toward a planned total depth of 11,000 feet. This well will test additional resource potential to the northeast of the Swara Tika discovery.

On the operated Harir block, we announced the Mirawa-1 discovery in October 2013. The Mirawa-1 was drilled to a total depth of approximately 14,000 feet and encountered multiple stacked oil and natural gas producing zones with equipment constrained test flow rates of more than 11 mbbld of oil, 72 mmcfd of non-associated natural gas and 1,700 bbld of condensate. We have suspended the well for potential future use as a producing well. The Jisik-1 prospect, located nine miles to the northwest of the Mirawa-1 discovery, will test a similar structure. Drilling on the Jisik-1 prospect commenced in December 2013 and is expected to reach total depth in the second quarter of 2014. The Mirawa-2 appraisal well is expected to spud in the third quarter of 2014, subject to government approval of the Mirawa appraisal plan.

Acquisitions and Dispositions

In June and December 2013, we entered into agreements, valued in total at $2.1 billion before closing adjustments, to sell our non-operated 10 percent working interests in the Production Sharing Contracts and Joint Operating Agreements for Angola Blocks 31 and 32. The sale of our interest in Block 31 closed in February 2014 and the sale of our interest in Block 32 is expected to close in the first quarter of 2014. Our Angola operations are reported as discontinued operations for all periods presented.

In October of 2013, we transfered our 45 percent working interest and operatorship in the Safen Block in the Kurdistan Region of Iraq at a pretax loss of $17 million.

In January 2013, government approval was received for our acquisition of a 20 percent non-operated interest in the onshore South Omo concession in Ethiopia.

The above discussions include forward-looking statements with respect to anticipated future exploratory and development drilling activity in the Kurdistan Region of Iraq, Ethiopia, Kenya, Norway, the U.K., and E.G., the anticipated start-up date of the compression project in E.G., the unitization of Block D and the Alba field in E.G., the award of one block in Gabon, plans to exit Poland, the possible sale of our U.K. and Norway assets, the timing of first production from the Boyla field, the timing of first production from the Atrush development, a potential Phase 2 development in the Atrush block, other potential development projects and the sale of our interest in Angola Block 32. Some factors which could possibly affect these forward-looking statements include pricing, supply and demand for liquid hydrocarbons and natural gas, the amount of capital available for exploration and development, regulatory constraints, timing of commencing production from new wells, drilling rig availability, the inability to obtain or delay in obtaining necessary government and third-party approvals and permits, unforeseen hazards such as weather conditions, natural disasters, acts of war or terrorist acts and the governmental or military response, and other geological, operating and economic considerations. The award of the block in Gabon is subject to government approval and negotiation of an exploration and production sharing contract. The possible sale of our U.K. and Norway assets is subject to the identification of one or more buyers, successful negotiations, board approval and execution of definitive agreements. The timing of closing the sale of our interest in Block 32 is subject to customary closing conditions. Actual results may differ materially from these expectations, estimates and projections and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and difficult to predict. The foregoing factors (among others) could cause actual results to differ materially from those set forth in the forward-looking statements.

Productive and Drilling Wells

For our North America E&P and International E&P segments and discontinued operations combined, the following tables set forth gross and net productive wells and service wells as of December 31, 2013, 2012 and 2011 and drilling wells as of December 31, 2013.

	Productive Wells[a]							
	Oil		Natural Gas		Service Wells		Drilling Wells	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
2013								
U.S.	6,632	2,568	2,763	1,482	2,349	744	58	28
E.G.	—	—	16	11	2	1	—	—
Other Africa	1,072	175	7	1	99	16	8	1
Total Africa	1,072	175	23	12	101	17	8	1
Total Europe	77	34	40	16	28	11	—	—
Total Other International	—	—	—	—	—	—	2	1
Worldwide	7,781	2,777	2,826	1,510	2,478	772	68	30
2012								
U.S.	6,191	2,315	3,208	1,906	2,328	736		
E.G.	—	—	14	9	4	3		
Other Africa	1,050	171	6	1	101	16		
Total Africa	1,050	171	20	10	105	19		
Total Europe	77	34	40	16	28	11		
Worldwide	7,318	2,520	3,268	1,932	2,461	766		
2011								
U.S.	5,809	2,058	3,121	1,876	2,313	734		
E.G.	—	—	14	9	4	3		
Other Africa[b]	—	—	—	—	1	—		
Total Africa	—	—	14	9	5	3		
Total Europe	73	31	40	16	28	10		
Worldwide	5,882	2,089	3,175	1,901	2,346	747		

(a) Of the gross productive wells, wells with multiple completions operated by us totaled 204, 188 and 168 as of December 31, 2013, 2012 and 2011. Information on wells with multiple completions operated by others is unavailable to us.

(b) As operations were resuming in Libya at December 31, 2011, an accurate count of productive wells was not possible; therefore no Libyan wells are included in this number.

Drilling Activity

For our North America E&P and International E&P segments and discontinued operations combined, the following table sets forth, by geographic area, the number of net productive and dry development and exploratory wells completed in each of the last three years.

	Development				Exploratory				Total
	Oil	Natural Gas	Dry	Total	Oil	Natural Gas	Dry	Total	
2013									
U.S.	237	20	—	257	73	13	3	89	346
Total Africa	4	—	—	4	1	—	2	3	7
Total Europe	—	—	—	—	—	—	2	2	2
Total Other International	—	—	—	—	—	—	1	1	1
Worldwide	241	20	—	261	74	13	8	95	356
2012									
U.S.	172	21	2	195	117	13	9	139	334
Total Africa	4	—	—	4	1	—	—	1	5
Total Europe	3	—	—	3	—	—	—	—	3
Worldwide	179	21	2	202	118	13	9	140	342
2011									
U.S.	46	17	3	66	37	4	1	42	108
Total Africa[(a)]	2	—	—	2	—	—	—	—	2
Total Europe	2	—	—	2	—	—	—	—	2
Total Other International	—	—	—	—	—	—	1	1	1
Worldwide	50	17	3	70	37	4	2	43	113

(a) Activity in Libya through February 2011.

Acreage

We believe we have satisfactory title to our North America E&P and International E&P properties in accordance with standards generally accepted in the industry; nevertheless, we can be involved in title disputes from time to time which may result in litigation. In the case of undeveloped properties, an investigation of record title is made at the time of acquisition. Drilling title opinions are usually prepared before commencement of drilling operations. Our title to properties may be subject to burdens such as royalty, overriding royalty, carried, net profits, working and other similar interests and contractual arrangements customary in the industry. In addition, our interests may be subject to obligations or duties under applicable laws or burdens such as net profits interests, liens related to operating agreements, development obligations or capital commitments under international PSCs or exploration licenses.

The following table sets forth, by geographic area, the gross and net developed and undeveloped acreage held in our North America E&P and International E&P segments and discontinued operations combined as of December 31, 2013.

	Developed		Undeveloped		Developed and Undeveloped	
(In thousands)	Gross	Net	Gross	Net	Gross	Net
U.S.	1,720	1,289	695	523	2,415	1,812
Canada	—	—	142	54	142	54
Total North America	1,720	1,289	837	577	2,557	1,866
E.G.	45	29	183	164	228	193
Other Africa	12,921	2,109	18,549	4,463	31,470	6,572
Total Africa	12,966	2,138	18,732	4,627	31,698	6,765
Total Europe	179	88	2,030	748	2,209	836
Other International	—	—	466	145	466	145
Worldwide	14,865	3,515	22,065	6,097	36,930	9,612

In the ordinary course of business, based on our evaluations of certain geologic trends and prospective economics, we have allowed certain lease acreage to expire and may allow additional acreage to expire in the future. If production is not established or we take no other action to extend the terms of the leases, licenses, or concessions, undeveloped acreage listed in the table below will expire over the next three years. We plan to continue the terms of many of these licenses and concession areas or retain leases through operational or administrative actions. For leases expiring in 2014 that we do not intend to extend or retain, unproved property impairments were recorded in 2013.

	Net Undeveloped Acres Expiring		
(In thousands)	2014	2015	2016
U.S.	145	60	46
E.G. [(a)]	36	—	—
Other Africa	189	2,605	189
Total Africa	225	2,605	189
Total Europe	216	372	1
Other International	—	20	—
Worldwide	586	3,057	236

[(a)] An exploratory well is planned on this acreage in 2014.

Oil Sands Mining Segment

We hold a 20 percent non-operated interest in the AOSP, an oil sands mining and upgrading joint venture located in Alberta, Canada. The joint venture produces bitumen from oil sands deposits in the Athabasca region utilizing mining techniques and upgrades the bitumen to synthetic crude oils and vacuum gas oil.

The AOSP's mining and extraction assets are located near Fort McMurray, Alberta and include the Muskeg River and the Jackpine mines. Gross design capacity of the combined mines is 255,000 (51,000 net to our interest) barrels of bitumen per day. The AOSP operations use established processes to mine oil sands deposits from an open-pit mine, extract the bitumen and upgrade it into synthetic crude oils. Ore is mined using traditional truck and shovel mining techniques. The mined ore passes through primary crushers to reduce the ore chunks in size and is then sent to rotary breakers where the ore chunks are further reduced to smaller particles. The particles are combined with hot water to create slurry. The slurry moves through the extraction process where it separates into sand, clay and bitumen-rich froth. A solvent is added to the bitumen froth to separate out the remaining solids, water and heavy asphaltenes. The solvent washes the sand and produces clean bitumen that is required for the upgrader to run efficiently. The process yields a mixture of solvent and bitumen which is then transported from the mine to the Scotford upgrader via the approximately 300-mile Corridor Pipeline.

The AOSP's Scotford upgrader is at Fort Saskatchewan, northeast of Edmonton, Alberta. The bitumen is upgraded at Scotford using both hydrotreating and hydroconversion processes to remove sulfur and break the heavy bitumen molecules into lighter products. Blendstocks acquired from outside sources are utilized in the production of our saleable products. The upgrader produces synthetic crude oils and vacuum gas oil. The vacuum gas oil is sold to an affiliate of the operator under a long-term contract at market-related prices, and the other products are sold in the marketplace.

As of December 31, 2013, we own or have rights to participate in developed and undeveloped leases totaling approximately 159,000 gross (32,000 net) acres. The underlying developed leases are held for the duration of the project, with royalties payable to the province of Alberta. Synthetic crude oil sales volumes for 2013 were 48 mbbld and net-of-royalty production was 42 mbbld.

In December 2013, a Jackpine mine expansion project received conditional approval from the Canadian government. The project includes additional mining areas, associated processing facilities and infrastructure. The government conditions relate to wildlife, the environment and aboriginal health issues. We will begin evaluating the potential expansion project and government conditions after current debottlenecking activities are complete and reliability improves.

The governments of Alberta and Canada have agreed to partially fund Quest CCS for 865 million Canadian dollars. In the third quarter of 2012, the Energy and Resources Conservation Board ("ERCB"), Alberta's primary energy regulator at that time, conditionally approved the project and the AOSP partners approved proceeding to construct and operate Quest CCS. Government funding has commenced and will continue to be paid as milestones are achieved during the development, construction and operating phases. Failure of the AOSP to meet certain timing, performance and operating objectives may result in repaying some of the government funding. Construction and commissioning of Quest CCS is expected to be completed by late 2015.

In May 2013, we announced that we terminated our discussions with respect to a potential sale of a portion of our 20 percent outside-operated interest in the AOSP.

The above discussion contains forward-looking statements with regard to the Jackpine mine expansion and Quest CCS. Some factors that could affect the Jackpine mine expansion include the inability to obtain or delay in obtaining third-party approvals and permits. The Quest CCS is subject to the inability to obtain or delay in obtaining government funds, the availability of materials and labor, unforeseen hazards such as weather conditions and other risks customarily associated with these types of projects. Actual results may differ materially from these expectations, estimates and projections and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and difficult to predict. The foregoing factors (among others) could cause actual results to differ materially from those set forth in the forward-looking statements.

Reserves

Estimated Reserve Quantities

The following table sets forth estimated quantities of our proved liquid hydrocarbon, natural gas and synthetic crude oil reserves based upon an unweighted average of closing prices for the first day of each month in the 12-month periods ended December 31, 2013, 2012 and 2011. Included in our liquid hydrocarbon reserves are NGLs which represent approximately 7 percent, 6 percent and 5 percent of our total proved reserves on an oil equivalent barrel basis as of December 2013, 2012 and 2011. Approximately 72 percent, 63 percent and 40 percent of those NGL reserves are associated with our U.S. unconventional resource plays as of December 31, 2013, 2012 and 2011.

Reserves are disclosed by continent and by country if the proved reserves related to any geographic area, on an oil equivalent barrel basis, represent 15 percent or more of our total proved reserves. A geographic area can be an individual country, group of countries within a continent, or a continent. Due to the agreements entered in 2013 to sell our Angola assets, estimated proved reserves for Angola are reported as discontinued operations ("Disc Ops") for all presented periods. Approximately 73 percent of our December 31, 2013 proved reserves are located in OECD countries.

	North America			Africa			Europe		
December 31, 2013	U.S.	Canada	Total	E.G.	Other	Total	Total	Disc Ops	Grand Total
Proved Developed Reserves									
Liquid hydrocarbons *(mmbbl)*	292	—	292	55	176	231	78	19	620
Natural gas *(bcf)*	540	—	540	823	95	918	41	—	1,499
Synthetic crude oil *(mmbbl)*	—	674	674	—	—	—	—	—	674
Total proved developed reserves *(mmboe)*	382	674	1,056	193	192	385	84	19	1,544
Proved Undeveloped Reserves									
Liquid hydrocarbons *(mmbbl)*	324	—	324	43	39	82	11	9	426
Natural gas *(bcf)*	485	—	485	497	110	607	80	—	1,172
Synthetic crude oil *(mmbbl)*	—	6	6	—	—	—	—	—	6
Total proved undeveloped reserves *(mmboe)*	405	6	411	125	57	182	25	9	627
Total Proved Reserves									
Liquid hydrocarbons *(mmbbl)*	616	—	616	98	215	313	89	28	1,046
Natural gas *(bcf)*	1,025	—	1,025	1,320	205	1,525	121	—	2,671
Synthetic crude oil *(mmbbl)*	—	680	680	—	—	—	—	—	680
Total proved reserves *(mmboe)*	787	680	1,467	318	249	567	109	28	2,171

December 31, 2012	North America U.S.	Canada	Total	Africa E.G.	Other	Total	Europe Total	Disc Ops	Grand Total
Proved Developed Reserves									
Liquid hydrocarbons *(mmbbl)*	198	—	198	68	168	236	84	—	518
Natural gas *(bcf)*	546	—	546	980	99	1,079	28	—	1,653
Synthetic crude oil *(mmbbl)*	—	653	653	—	—	—	—	—	653
Total proved developed reserves *(mmboe)*	289	653	942	231	185	416	88	—	1,446
Proved Undeveloped Reserves									
Liquid hydrocarbons *(mmbbl)*	277	—	277	42	41	83	5	18	383
Natural gas *(bcf)*	497	—	497	444	110	554	75	—	1,126
Total proved undeveloped reserves *(mmboe)*	360	—	360	116	59	175	18	18	571
Total Proved Reserves									
Liquid hydrocarbons *(mmbbl)*	475	—	475	110	209	319	89	18	901
Natural gas *(bcf)*	1,043	—	1,043	1,424	209	1,633	103	—	2,779
Synthetic crude oil *(mmbbl)*	—	653	653	—	—	—	—	—	653
Total proved reserves *(mmboe)*	649	653	1,302	347	244	591	106	18	2,017

December 31, 2011	North America U.S.	Canada	Total	Africa E.G.	Other	Total	Europe Total	Disc Ops	Grand Total
Proved Developed Reserves									
Liquid hydrocarbons *(mmbbl)*	141	—	141	78	179	257	84	—	482
Natural gas *(bcf)*	551	—	551	1,104	104	1,208	40	—	1,799
Synthetic crude oil *(mmbbl)*	—	623	623	—	—	—	—	—	623
Total proved developed reserves *(mmboe)*	233	623	856	262	196	458	91	—	1,405
Proved Undeveloped Reserves									
Liquid hydrocarbons *(mmbbl)*	138	—	138	39	43	82	13	18	251
Natural gas *(bcf)*	321	—	321	467	—	467	79	—	867
Total proved undeveloped reserves *(mmboe)*	191	—	191	117	43	160	26	18	395
Total Proved Reserves									
Liquid hydrocarbons *(mmbbl)*	279	—	279	117	222	339	97	18	733
Natural gas *(bcf)*	872	—	872	1,571	104	1,675	119	—	2,666
Synthetic crude oil *(mmbbl)*	—	623	623	—	—	—	—	—	623
Total proved reserves *(mmboe)*	424	623	1,047	379	239	618	117	18	1,800

The increase in proved reserves from 2012 to 2013 was primarily due to drilling programs in our U.S. unconventional shale plays and better than expected performance in Norway. Synthetic crude oil reserves also increased due to approval of an improved recovery project and price and cost changes.

The above estimated quantities of proved liquid hydrocarbon and natural gas reserves are forward-looking statements and are based on a number of assumptions, including (among others) commodity prices, presently known physical data concerning size and character of the reservoirs, economic recoverability, technology developments, future drilling success, industry economic conditions, levels of cash flow from operations, production experience and other operating considerations. The above estimated quantities of proved synthetic crude oil reserves are forward-looking statements and are based on presently known physical data, economic recoverability and operating conditions. To the extent these assumptions prove inaccurate, actual recoveries and development costs could be different than current estimates. For additional details of the estimated quantities of proved reserves at the end of each of the last three years, see Item 8. Financial Statements and Supplementary Data – Supplementary Information on Oil and Gas Producing Activities.

Preparation of Reserve Estimates

All estimates of reserves are made in compliance with SEC Rule 4-10 of Regulation S-X. Liquid hydrocarbon, natural gas and synthetic crude oil reserve estimates are reviewed and approved by our Corporate Reserves Group, which includes our Director of Corporate Reserves and his staff of Reserve Coordinators. Liquid hydrocarbon and natural gas reserve estimates are developed or reviewed by Qualified Reserves Estimators ("QREs"). QREs are engineers or geoscientists with at least a Bachelor of Science degree in the appropriate technical field, have a minimum of three years of industry experience with at least one year in reserve estimation and have completed Marathon Oil's QRE training course. Reserve Coordinators screen all fields with proved reserves of 20 mmboe or greater, every year, to determine if a field review will be performed. Any change to proved reserve estimates in excess of 1 mmboe on a total field basis, within a single month, must be approved by a Reserve Coordinator.

Our Director of Corporate Reserves, who reports to our Chief Financial Officer, has a Bachelor of Science degree in petroleum engineering and is a registered Professional Engineer in the State of Texas. In his 26 years with Marathon Oil, he has held numerous engineering and management positions, most recently managing our OSM segment. He is a member of the Society of Petroleum Engineers ("SPE") and a former member of the Petroleum Engineering Advisory Council for the University of Texas at Austin.

Estimates of synthetic crude oil reserves are prepared by GLJ Petroleum Consultants ("GLJ") of Calgary, Canada, third-party consultants. Their reports for all years are filed as exhibits to this Annual Report on Form 10-K. The team lead responsible for the estimates of our synthetic crude oil reserves has over 35 years of experience in petroleum engineering and has conducted surface mineable oil sands evaluations since 1986. He is a member of SPE and served as regional director from 1998 through 2001. The second GLJ team member has 13 years of experience in petroleum engineering and has conducted surface mineable oil sands evaluations since 2009. Both are registered Practicing Professional Engineers in the Province of Alberta.

Audits of Estimates

Third-party consultants are engaged to provide independent estimates for fields that comprise 80 percent of our total proved reserves over a rolling four-year period for the purpose of auditing and validating our internal reserve estimates. We exceeded this percentage for the four-year period ended December 31, 2013. We have established a tolerance level of 10 percent such that initial estimates by the third-party consultants are accepted if they are within 10 percent of our internal estimates. Should the third-party consultants' initial analysis fail to reach our tolerance level, both parties re-examine the information provided, request additional data and refine their analysis if appropriate. This resolution process is continued until both estimates are within 10 percent. In the very limited instances where differences outside the 10 percent tolerance cannot be resolved by year end, a plan to resolve the difference is developed and senior management consent is obtained. The audit process did not result in any significant changes to our reserve estimates for 2013, 2012 or 2011.

During 2013, 2012 and 2011, Netherland, Sewell & Associates, Inc. ("NSAI") prepared a certification of the prior year's reserves for the Alba field in E.G. The NSAI summary reports are filed as an exhibit to this Annual Report on Form 10-K. Members of the NSAI team have many years of industry experience, having worked for large, international oil and gas companies before joining NSAI. The senior technical advisor has over 35 years of practical experience in petroleum geosciences, with over 16 years experience in the estimation and evaluation of reserves. The second team member has over 9 years of practical experience in petroleum engineering, with over 4 years experience in the estimation and evaluation of reserves. Both are registered Professional Engineers in the State of Texas.

Ryder Scott Company ("Ryder Scott") also performed audits of several of our fields in 2013, 2012 and 2011. Their summary reports are filed as exhibits to this Annual Report on Form 10-K. The team lead for Ryder Scott has over 22 years of industry experience, having worked for a major international oil and gas company before joining Ryder Scott. He is a member of SPE, where he served on the Oil and Gas Reserves Committee, and is a registered Professional Engineer in the State of Texas.

Changes in Proved Undeveloped Reserves

As of December 31, 2013, 627 mmboe of proved undeveloped reserves were reported, an increase of 56 mmboe from December 31, 2012. The following table shows changes in total proved undeveloped reserves for 2013:

(mmboe)	
Beginning of year	571
Revisions of previous estimates	4
Improved recovery	7
Purchases of reserves in place	16
Extensions, discoveries, and other additions	142
Dispositions	(4)
Transfer to Proved Developed	(109)
End of year	627

Significant additions to proved undeveloped reserves during 2013 included 72 mmboe in the Eagle Ford and 49 mmboe in the Bakken shale plays due to development drilling. Transfers from proved undeveloped to proved developed reserves included 57 mmboe in the Eagle Ford, 18 mmboe in the Bakken and 7 mmboe in the Oklahoma resource basins due to producing wells. Costs incurred in 2013, 2012 and 2011 relating to the development of proved undeveloped reserves, were $2,536 million, $1,995 million and $1,107 million.

A total of 59 mmboe was booked as a result of reliable technology. Technologies included statistical analysis of production performance, decline curve analysis, rate transient analysis, reservoir simulation and volumetric analysis. The statistical nature of production performance coupled with highly certain reservoir continuity or quality within the reliable technology areas and sufficient proved undeveloped locations establish the reasonable certainty criteria required for booking reserves.

Projects can remain in proved undeveloped reserves for extended periods in certain situations such as large development projects which take more than five years to complete, or the timing of when additional gas compression is needed. Of the 627 mmboe of proved undeveloped reserves at December 31, 2013, 24 percent of the volume is associated with projects that have been included in proved reserves for more than five years. The majority of this volume is related to a compression project in E.G. that was sanctioned by our Board of Directors in 2004. The timing of the installation of compression is being driven by the reservoir performance with this project intended to maintain maximum production levels. Performance of this field since the Board sanctioned the project has far exceeded expectations. Estimates of initial dry gas in place increased by roughly 10 percent between 2004 and 2010. During 2012, the compression project received the approval of the E.G. government, allowing design and planning work to progress towards implementation, with completion expected by mid-2016. The other component of Alba proved undeveloped reserves is an infill well approved in 2013 and to be drilled late 2014.

Proved undeveloped reserves for the North Gialo development, located in the Libyan Sahara desert, were booked for the first time as proved undeveloped reserves in 2010. This development, which is anticipated to take more than five years to be developed, is being executed by the operator and encompasses a continuous drilling program including the design, fabrication and installation of extensive liquid handling and gas recycling facilities. Anecdotal evidence from similar development projects in the region led to an expected project execution of more than five years from the time the reserves were initially booked. Interruptions associated with the civil unrest in 2011 and third-party labor strikes in 2013 have extended the project duration. There are no other significant undeveloped reserves expected to be developed more than five years after their original booking.

As of December 31, 2013, future development costs estimated to be required for the development of proved undeveloped liquid hydrocarbon, natural gas and synthetic crude oil reserves related to continuing operations for the years 2014 through 2018 are projected to be $2,894 million, $2,567 million, $2,020 million, $1,452 million and $575 million.

The timing of future projects and estimated future development costs relating to the development of proved undeveloped liquid hydrocarbon, natural gas and synthetic crude oil reserves are forward-looking statements and are based on a number of assumptions, including (among others) commodity prices, presently known physical data concerning size and character of the reservoirs, economic recoverability, technology developments, future drilling success, industry economic conditions, levels of cash flow from operations, production experience and other operating considerations. To the extent these assumptions prove inaccurate, actual recoveries, timing and development costs could be different than current estimates.

Net Production Sold

	North America			Africa			Europe		
	U.S.	Canada	Total	E.G.	Other	Total	Total	Disc Ops	Grand Total
2013									
Liquid hydrocarbons *(mbbld)*[a]	149	—	149	34	24	58	86	10	303
Natural gas *(mmcfd)*[b][c]	312	—	312	442	22	464	76	—	852
Synthetic crude oil *(mbbld)*[d]	—	42	42	—	—	—	—	—	42
Total production sold *(mboed)*	201	42	243	107	27	134	99	10	486
2012									
Liquid hydrocarbons *(mbbld)*[a]	107	—	107	36	42	78	97	—	282
Natural gas *(mmcfd)*[b][c]	358	—	358	428	15	443	86	—	887
Synthetic crude oil *(mbbld)*[d]	—	41	41	—	—	—	—	—	41
Total production sold *(mboed)*	166	41	207	108	44	152	111	—	470
2011									
Liquid hydrocarbons *(mbbld)*[a]	75	—	75	38	5	43	101	—	219
Natural gas *(mmcfd)*[b][c]	326	—	326	443	—	443	81	—	850
Synthetic crude oil *(mbbld)*[d]	—	38	38	—	—	—	—	—	38
Total production sold *(mboed)*	129	38	167	112	5	117	115	—	399

(a) The amounts correspond with the basis for fiscal settlements with governments, representing equity tanker liftings and direct deliveries of liquid hydrocarbons.
(b) U.S. natural gas volumes exclude volumes produced in Alaska prior to our disposal of those assets in 2013 that were stored for later sale in response to seasonal demand, although our reserves had been reduced by those volumes.
(c) Excludes volumes acquired from third parties for injection and subsequent resale.
(d) Upgraded bitumen excluding blendstocks.

Average Sales Price per Unit

	North America			Africa			Europe		
(Dollars per unit)	U.S.	Canada	Total	E.G.	Other	Total	Total	Disc Ops	Grand Total
2013									
Liquid hydrocarbons *(bbl)*	$ 85.20	$ —	$ 85.20	$ 60.34	$122.92	$ 86.29	$112.60	$104.77	$ 93.83
Natural gas *(mcf)*	3.84	—	3.84	0.24 (a)	5.44	0.49	12.13	—	2.75
Synthetic crude oil *(bbl)*	—	87.51	87.51	—	—	—	—	—	87.51
2012									
Liquid hydrocarbons *(bbl)*	$ 85.80	$ —	$ 85.80	$ 64.33	$127.31	$ 98.52	$115.16	$ —	$ 99.46
Natural gas *(mcf)*	3.92	—	3.92	0.24 (a)	5.76	0.43	10.45	—	2.80
Synthetic crude oil *(bbl)*	—	81.72	81.72	—	—	—	—	—	81.72
2011									
Liquid hydrocarbons *(bbl)*	$ 92.55	$ —	$ 92.55	$ 67.70	$112.56	$ 73.21	$115.55	$ —	$ 99.37
Natural gas *(mcf)*	4.95	—	4.95	0.24 (a)	0.70	0.24	9.75	—	2.96
Synthetic crude oil *(bbl)*	—	91.65	91.65	—	—	—	—	—	91.65

(a) Primarily represents fixed prices under long-term contracts with Alba Plant LLC, AMPCO and EGHoldings, which are equity method investees. We include our share of income from each of these equity method investees in our International E&P Segment.

Average Production Cost per Unit[(a)]

(Dollars per boe)	North America			Africa			Europe		
	U.S.	Canada[(b)]	Total	E.G.	Other[(c)]	Total	Total	Disc Ops	Grand Total
2013	$ 13.60	$ 55.42	$ 20.79	$ 2.88	$ 7.40	$ 3.80	$ 13.68	$ 11.89	$ 14.47
2012	13.61	53.61	21.51	3.59	3.57	3.59	9.62	—	12.91
2011	16.51	59.04	25.97	2.92	12.22	3.34	8.85	—	14.42

(a) Production, severance and property taxes are excluded from the production costs used in this calculation. See Item 8. Financial Statements and Supplementary Data – Supplementary Information on Oil and Gas Producing Activities - Results of Operations for Oil and Gas Production Activities for more information regarding production cost.

(b) Production costs in 2011 include a $64 million water abatement accrual.

(c) Production operations ceased in Libya in February 2011, resuming in 2012, but ceased again in the third quarter of 2013. Fixed costs continue to be incurred in these periods of downtime.

Marketing and Midstream

Our operating segments include activities related to the marketing and transportation of substantially all of our liquid hydrocarbon, synthetic crude oil and natural gas production. These activities include the transportation of production to market centers, the sale of commodities to third parties and the storage of production. We balance our various sales, storage and transportation positions in order to aggregate volumes to satisfy transportation commitments and to achieve flexibility within product types and delivery points. Such activities can include the purchase of commodities from third parties for resale.

As discussed previously, we currently own and operate gathering systems and other midstream assets in some of our production areas. We continue to evaluate midstream infrastructure investments in connection with our development plans.

Delivery Commitments

We have committed to deliver quantities of crude oil and synthetic crude oil to customers under a variety of contracts. As of December 31, 2013, those contracts for fixed and determinable quantities were at variable, market-based pricing and related primarily to Eagle Ford and Bakken liquid hydrocarbon production and OSM synthetic crude oil production. A minimum of 54 mbbld of Eagle Ford liquid hydrocarbon production is to be delivered through mid-2017 under two contracts. Under a 6-year contract ending May 2016, 15 mbbld of Bakken liquid hydrocarbon production is to be delivered. Under a 3-year contract expected to commence mid-2014, 14 mbbld of synthetic crude oil production is to be delivered. Our current production rates and proved reserves are sufficient to meet these commitments. The Eagle Ford and OSM contracts also provide the options of delivering third-party volumes or paying a monetary shortfall penalty if production is inadequate. The Bakken contract carries no penalty for shortfalls.

Competition and Market Conditions

Strong competition exists in all sectors of the oil and gas industry and, in particular, in the exploration for and development of new reserves. We compete with major integrated and independent oil and gas companies, as well as national oil companies, for the acquisition of oil and natural gas leases and other properties. Based upon statistics compiled in the "2013 Global Upstream Performance Review" published by IHS Herold Inc., we rank ninth among U.S.-based petroleum companies on the basis of 2012 worldwide liquid hydrocarbon and natural gas production. See Item 1A. Risk Factors for discussion of specific areas in which we compete and related risks.

We also compete with other producers of synthetic and conventional crude oil for the sale of our synthetic crude oil to refineries primarily in North America. Additional synthetic crude oil projects are being contemplated by various competitors and, if undertaken and completed, these projects may result in a significant increase in the supply of synthetic crude oil to the market. Since not all refineries are able to process or refine synthetic crude oil in significant volumes, there can be no assurance that sufficient market demand will exist at all times to absorb our share of the synthetic crude oil production from the AOSP at economically viable prices.

Our operating results are affected by price changes for liquid hydrocarbons, synthetic crude oil and natural gas, as well as changes in competitive conditions in the markets we serve. Generally, results from oil and gas production and OSM operations benefit from higher crude oil prices. Market conditions in the oil and gas industry are cyclical and subject to global economic and political events and new and changing governmental regulations. See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Overview – Market Conditions for additional discussion of the impact of prices on our operations.

Environmental, Health and Safety Matters

The Health, Environmental, Safety and Corporate Responsibility Committee of our Board of Directors is responsible for overseeing our position on public issues, including environmental, health and safety matters. Our Corporate Health, Environment,

Safety and Security organization has the responsibility to ensure that our operating organizations maintain environmental compliance systems that support and foster our compliance with applicable laws and regulations. Committees comprised of certain of our officers review our overall performance associated with various environmental compliance programs. We also have a Corporate Emergency Response Team which oversees our response to any major environmental or other emergency incident involving us or any of our properties.

Our businesses are subject to numerous laws and regulations relating to the protection of the environment, health and safety. These laws and regulations include the Occupational Safety and Health Act ("OSHA") with respect to the protection of the health and safety of employees, the Clean Air Act ("CAA") with respect to air emissions, the Federal Water Pollution Control Act (also known as the Clean Water Act ("CWA")) with respect to water discharges, the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") with respect to releases and remediation of hazardous substances, the Oil Pollution Act of 1990 ("OPA-90") with respect to oil pollution and response, the National Environmental Policy Act with respect to evaluation of environmental impacts, the Endangered Species Act with respect to the protection of endangered or threatened species, the Resource Conservation and Recovery Act ("RCRA") with respect to solid and hazardous waste treatment, storage and disposal and the U.S. Emergency Planning and Community Right-to-Know Act with respect to the dissemination of information relating to certain chemical inventories. In addition, many other states and countries in which we operate have their own laws dealing with similar matters.

These laws and regulations could result in costs to remediate releases of regulated substances, including crude oil, into the environment, or costs to remediate sites to which we sent regulated substances for disposal. In some cases, these laws can impose strict liability for the entire cost of clean-up on any responsible party without regard to negligence or fault and impose liability on us for the conduct of others (such as prior owners or operators of our assets) or conditions others have caused, or for our acts that complied with all applicable requirements when we performed them. New laws have been enacted and regulations are being adopted by various regulatory agencies on a continuing basis and the costs of compliance with these new rules can only be broadly appraised until their implementation becomes more defined. Based on regulatory trends, particularly with respect to the CAA and its implementing regulations, we have incurred and will continue to incur substantial capital, operating and maintenance, and remediation expenditures as a result of environmental laws and regulations. We believe that substantially all of our competitors must comply with similar environmental laws and regulations. However, the specific impact on each competitor may vary depending on a number of factors, including the age and location of its operating facilities, marketing areas and production processes.

For a discussion of environmental capital expenditures and costs of compliance for air, water, solid waste and remediation, see Item 3. Legal Proceedings and Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Management's Discussion and Analysis of Environmental Matters, Litigation and Contingencies.

Air

In August 2012, the U.S. EPA published final New Source Performance Standards ("NSPS") and National Emissions Standards for Hazardous Air Pollutants ("NESHAP") that amended existing NSPS and NESHAP standards for oil and gas facilities as well as created a new NSPS for oil and gas production, transmission and distribution facilities. These rules, which were updated in August 2013, have been challenged, and negotiations with the U.S. EPA over proposed changes to the rules continue. Compliance with these new rules will result in an increase in the costs of control equipment and labor and require additional notification, monitoring, reporting and recordkeeping for some of our facilities. The U.S. EPA was also notified in December 2012 that seven northeastern states intend to sue the U.S. EPA for failure to include methane standards in these rules. If successfully challenged, the addition of methane standards could further increase our costs to comply with these rules.

In July 2011, the U.S. EPA finalized a Federal Implementation Plan under the CAA that includes New Source Review ("NSR") regulations which apply to air emissions sources on Tribal Lands. This rule became effective on August 30, 2011, and requires the registration and/or pre-construction permitting of most of our facilities on Tribal Lands in Wyoming, Oklahoma and North Dakota. Rather than issuing pre-construction permits for our facilities on Tribal Lands in North Dakota, in August of 2012, the U.S. EPA finalized an Interim Final Rule under the CAA that requires certain control equipment, recordkeeping, monitoring, and reporting with respect to these facilities. Compliance with this new rule will result in an increase in the costs of control, equipment and labor and will require additional notification, monitoring, reporting and recordkeeping for our facilities on Tribal Lands in North Dakota.

The U.S. EPA is expected to propose the results of its 5-year review of the 2008 ozone National Ambient Air Quality Standards ("NAAQS") in 2014, which are expected to encompass a proposal for a lower ozone NAAQS. A more stringent ozone NAAQS could result in additional areas being designated as non-attainment, including areas in which we operate, which may result in an increase in costs for emission controls and requirements for additional monitoring and testing, as well as a more cumbersome permitting process. Although there may be an adverse financial impact (including compliance costs, potential permitting delays and increased regulatory requirements) associated with any regulation or other action by the U.S. EPA that lowers the ozone

NAAQS, the extent and magnitude of that impact cannot be reliably or accurately estimated due to the present uncertainty regarding any additional measures and how they will be implemented.

At the end of 2013, the U.S. EPA indicated that, in addition to sources already regulated under the current NSPS subpart OOOO, the U.S. EPA is considering petitions from members of the public to address other sources of emissions from oil and gas operations such as pneumatics, equipment leaks, liquids unloading, and associated gas. At this time, it is uncertain how the U.S. EPA may address these sources (e.g., additional regulations or voluntary programs), what the scope may be, what emission control levels or technology are being considered or the U.S. EPA's timing. Although there may be an adverse financial impact associated with any such regulation or other action by the U.S. EPA, the extent and magnitude of that impact cannot be reliably or accurately estimated due to the present uncertainty regarding any additional measures and how they will be implemented.

Climate Change

In 2010, the U.S. EPA promulgated rules that require us to monitor and submit an annual report on our greenhouse gas emissions. Further, state, national and international requirements to reduce greenhouse emissions are being proposed and in some cases promulgated. These requirements apply or could apply in countries in which we operate. Potential legislation and regulations pertaining to climate change could also affect our operations. The cost to comply with these laws and regulations cannot be estimated at this time. For additional information, see Item 1A. Risk Factors. As part of our commitment to environmental stewardship, we estimate and publicly report greenhouse gas emissions from our operations. We are working to continuously improve the accuracy and completeness of these estimates. In addition, we continuously strive to improve operational and energy efficiencies through resource and energy conservation where practicable and cost effective.

Hydraulic Fracturing

Hydraulic fracturing is a commonly used process that involves injecting water, sand, and small volumes of chemicals into the wellbore to fracture the hydrocarbon-bearing rock thousands of feet below the surface to facilitate higher flow of hydrocarbons into the wellbore. Hydraulic fracturing has been regulated at the state level through permitting and compliance requirements. State level initiatives in regions with substantial shale resources have been or may be proposed or implemented to further regulate hydraulic fracturing practices, limit water withdrawals and water use, require disclosure of fracturing fluid constituents, restrict which additives may be used, or implement temporary or permanent bans on hydraulic fracturing. In addition, the U.S. Congress has considered legislation that would require additional regulation affecting the hydraulic fracturing process, including subjecting the process to regulation under the Safe Drinking Water Act. In the first quarter of 2010, the U.S. EPA announced its intention to conduct a comprehensive research study on the potential effects that hydraulic fracturing may have on water quality and public health. The U.S. EPA issued a progress report in late 2012, and expects to issue a draft report for public comment and peer review in 2014, with a final report expected in 2016.

Increased regulation and attention given to the hydraulic fracturing process could lead to greater opposition to oil and gas production activities using hydraulic fracturing techniques. Additional legislation or regulation could also lead to operational delays or increased operating costs in the production of oil and natural gas from the developing shale plays, or could make it more difficult to perform hydraulic fracturing. The adoption of any federal or state laws or the implementation of regulations regarding hydraulic fracturing could potentially cause a decrease in the completion of new oil and gas wells and increased compliance costs, which could increase costs of our operations and cause considerable delays in acquiring regulatory approvals to drill and complete wells.

Remediation

The AOSP operations use established processes to mine deposits of bitumen from open-pit mines, extract the bitumen and upgrade it into synthetic crude oils. Tailings are waste products created from the oil sands extraction process which are placed in ponds. The AOSP is required to reclaim its tailings ponds as part of its ongoing reclamation work. The reclamation process uses developing technology and there is an inherent risk that the current process may not be as effective or perform as required in order to meet the approved closure and reclamation plan. The AOSP continues to develop its current reclamation technology and continues to investigate alternate tailings management technologies. In February 2009, the ERCB issued a directive which more clearly defines criteria for managing oil sands tailings. We believe that we are substantially in compliance with the directive at this time. We could incur additional costs if further new regulations are issued or if we fail to comply in a timely manner.

Concentrations of Credit Risk

We are exposed to credit risk in the event of nonpayment by counterparties, a significant portion of which are concentrated in energy-related industries. The creditworthiness of customers and other counterparties is subject to continuing review, including the use of master netting agreements, where appropriate. For 2013, sales to British Petroleum and its affiliates accounted for more than 10 percent of our annual revenues. For 2012, sales to Statoil and to Shell Oil and its affiliates each accounted for more than 10 percent of our annual revenues. For 2011, transactions with MPC accounted for more than 10 percent of our annual revenues. The majority of those transactions occurred while MPC was a wholly-owned subsidiary.

Trademarks, Patents and Licenses

We currently hold a number of U.S. and foreign patents and have various pending patent applications. Although in the aggregate our trademarks, patents and licenses are important to us, we do not regard any single trademark, patent, license or group of related trademarks, patents or licenses as critical or essential to our business as a whole.

Employees

We had 3,359 active, full-time employees as of December 31, 2013. We consider labor relations with our employees to be satisfactory. We have not had any work stoppages or strikes pertaining to our employees.

Executive Officers of the Registrant

The executive officers of Marathon Oil and their ages as of February 1, 2014, are as follows:

Lee M. Tillman	52	President and Chief Executive Officer
John R. Sult	54	Executive Vice President and Chief Financial Officer
Sylvia J. Kerrigan	48	Executive Vice President, General Counsel and Secretary
Annell R. Bay	58	Vice President, Global Exploration
T. Mitch Little	50	Vice President, International and Offshore Production Operations
Lance W. Robertson	41	Vice President, North America Production Operations
Howard J. Thill	54	Vice President, Corporate, Government and Investor Relations

With the exception of Mr. Tillman, Mr. Sult and Mr. Robertson, all of the executive officers have held responsible management or professional positions with Marathon Oil or its subsidiaries for more than the past five years.

- Mr. Tillman was appointed president and chief executive officer effective August 2013. Mr. Tillman is also a member of our Board of Directors. Prior to this appointment, Mr. Tillman served as vice president of engineering for ExxonMobil Development Company. Between 2007 and 2010, Mr. Tillman served as North Sea production manager and lead country manager for subsidiaries of ExxonMobil, located in Stavanger, Norway. Mr. Tillman began his career in the oil and gas industry at Exxon Corporation in 1989 as a research engineer and has extensive operations management and leadership experience.
- Mr. Sult was appointed executive vice president and chief financial officer effective September 2013. Prior to this appointment, Mr. Sult served as executive vice president and chief financial officer of El Paso Corporation from 2010 to 2012, senior vice president and chief financial officer from 2009 until 2010, and senior vice president, chief accounting officer and controller from 2005 until 2009.
- Ms. Kerrigan was appointed executive vice president, general counsel and secretary effective October 2012, and was appointed general counsel and secretary effective November 2009. Prior to these appointments, Ms. Kerrigan was assistant general counsel since January 2003.
- Ms. Bay was appointed vice president, global exploration effective July 2011. Ms. Bay joined Marathon Oil in June 2008 as senior vice president, exploration.
- Mr. Little was appointed vice president, international and offshore production operations in September 2013 and served as vice president, international production operations effective September 2012. Prior to this appointment, Mr. Little was resident manager for our Norway operations and served as general manager, worldwide drilling and completions. Mr. Little joined Marathon Oil in 1986 and has held a number of engineering and management positions of increasing responsibility.
- Mr. Robertson was appointed vice president, North America production operations in September 2013 and served as vice president, Eagle Ford production operations since October 2012. Mr. Robertson joined Marathon Oil in October 2011 as regional vice president, South Texas/Eagle Ford. Between 2004 and 2011, Mr. Robertson held a number of senior engineering and operations management roles of increasing responsibility with Pioneer Natural Resources in the U.S. and Canada.
- Mr. Thill was appointed vice president, corporate, government and investor relations effective January 2014, and vice president, investor relations and public affairs effective January 2008. Mr. Thill was previously director of investor relations from April 2003 to December 2007.

Available Information

General information about Marathon Oil, including the Corporate Governance Principles and Charters for the Audit and Finance Committee, Compensation Committee, Corporate Governance and Nominating Committee and Health, Environmental, Safety and Corporate Responsibility Committee, can be found at www.marathonoil.com. In addition, our Code of Business Conduct and Code of Ethics for Senior Financial Officers are available at http://marathonoil.com/Investor_Center/Corporate_Governance/.

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through our website as soon as reasonably practicable after the reports are filed or furnished with the SEC. These documents are also available in hard copy, free of charge, by contacting our Investor Relations office. Information contained on our website is not incorporated into this Annual Report on Form 10-K or other securities filings.

Item 1A. Risk Factors

We are subject to various risks and uncertainties in the course of our business. The following summarizes significant risks and uncertainties that may adversely affect our business, financial condition or results of operations. When considering an investment in our securities, you should carefully consider the risk factors included below as well as those matters referenced in the foregoing pages under "Disclosures Regarding Forward-Looking Statements" and other information included and incorporated by reference into this Annual Report on Form 10-K.

A substantial, extended decline in liquid hydrocarbon or natural gas prices would reduce our operating results and cash flows and could adversely impact our future rate of growth and the carrying value of our assets.

Prices for liquid hydrocarbons and natural gas fluctuate widely. Our revenues, operating results and future rate of growth are highly dependent on the prices we receive for our liquid hydrocarbons and natural gas. Historically, the markets for liquid hydrocarbons and natural gas have been volatile and may continue to be volatile in the future. Many of the factors influencing prices of liquid hydrocarbons and natural gas are beyond our control. These factors include:

- worldwide and domestic supplies of and demand for liquid hydrocarbons and natural gas;
- the cost of exploring for, developing and producing liquid hydrocarbons and natural gas;
- the ability of the members of OPEC to agree to and maintain production controls;
- political instability or armed conflict in oil and natural gas producing regions;
- changes in weather patterns and climate;
- natural disasters such as hurricanes and tornadoes;
- the price and availability of alternative and competing forms of energy;
- the effect of conservation efforts;
- domestic and foreign governmental regulations and taxes; and
- general economic conditions worldwide.

The long-term effects of these and other factors on the prices of liquid hydrocarbons and natural gas are uncertain.

Lower liquid hydrocarbon and natural gas prices may cause us to reduce the amount of these commodities that we produce, which may reduce our revenues, operating income and cash flows. Significant reductions in liquid hydrocarbon and natural gas prices could require us to reduce our capital expenditures or impair the carrying value of our assets.

Our offshore operations involve special risks that could negatively impact us.

Offshore exploration and development operations present technological challenges and operating risks because of the marine environment. Activities in deepwater areas may pose incrementally greater risks because of water depths that limit intervention capability and the physical distance to oilfield service infrastructure and service providers. Environmental remediation and other costs resulting from spills or releases may result in substantial liabilities.

Estimates of liquid hydrocarbon, natural gas and synthetic crude oil reserves depend on many factors and assumptions, including various assumptions that are based on conditions in existence as of the dates of the estimates. Any material changes in those conditions or other factors affecting those assumptions could impair the quantity and value of our liquid hydrocarbon, natural gas and synthetic crude oil reserves.

The proved reserve information included in this Annual Report on Form 10-K has been derived from engineering estimates. Estimates of liquid hydrocarbon and natural gas reserves were prepared by our in-house teams of reservoir engineers and geoscience professionals and were reviewed and approved by our Corporate Reserves Group. The synthetic crude oil reserves estimates were prepared by GLJ Petroleum Consultants, a third-party consulting firm experienced in working with oil sands. Reserves were valued based on the unweighted average of closing prices for the first day of each month in the 12-month periods ended December 31, 2013, 2012 and 2011, as well as other conditions in existence at those dates. Any significant future price change will have a material effect on the quantity and present value of our proved reserves. Future reserve revisions could also result from changes in governmental regulation, among other things.

Reserve estimation is a subjective process that involves estimating volumes to be recovered from underground accumulations of liquid hydrocarbons, natural gas and bitumen that cannot be directly measured. (Bitumen is mined and then upgraded into synthetic crude oil.) Estimates of economically producible reserves and of future net cash flows depend on a number of variable factors and assumptions, including:

- location, size and shape of the accumulation as well as fluid, rock and producing characteristics of the accumulation;
- historical production from the area, compared with production from other comparable producing areas;
- volumes of bitumen in-place and various factors affecting the recoverability of bitumen and its conversion into synthetic crude oil such as historical upgrader performance;
- the assumed effects of regulation by governmental agencies;
- assumptions concerning future operating costs, severance and excise taxes, development costs and workover and repair costs; and
- industry economic conditions, levels of cash flows from operations and other operating considerations.

As a result, different petroleum engineers, each using industry-accepted geologic and engineering practices and scientific methods, may produce different estimates of proved reserves and future net cash flows based on the same available data. Because of the subjective nature of such reserve estimates, each of the following items may differ materially from the amounts or other factors estimated:

- the amount and timing of production;
- the revenues and costs associated with that production; and
- the amount and timing of future development expenditures.

The discounted future cash flows from our proved liquid hydrocarbon, natural gas and synthetic crude oil reserves reflected in this Annual Report on Form 10-K should not be considered as the market value of the reserves attributable to our properties. As required by SEC Rule 4-10 of Regulation S-X, the estimated discounted future cash flows from our proved liquid hydrocarbon, natural gas and synthetic crude oil reserves are based on an unweighted average of closing prices for the first day of each month in the 12-month periods ended December 31, 2013, 2012 and 2011, and costs applicable at the date of the estimate, while actual future prices and costs may be materially higher or lower.

In addition, the 10 percent discount factor required by the applicable rules of the SEC to be used to calculate discounted future cash flows for reporting purposes is not necessarily the most appropriate discount factor based on our cost of capital and the risks associated with our business and the oil and natural gas industry in general.

If we are unsuccessful in acquiring or finding additional reserves, our future liquid hydrocarbon and natural gas production would decline, thereby reducing our cash flows and results of operations and impairing our financial condition.

The rate of production from liquid hydrocarbon and natural gas properties generally declines as reserves are depleted. Except to the extent we acquire interests in additional properties containing proved reserves, conduct successful exploration and development activities or, through engineering studies, optimize production performance or identify additional reservoirs not currently producing or secondary recovery reserves, our proved reserves will decline materially as liquid hydrocarbons and natural gas are produced. Accordingly, to the extent we are not successful in replacing the liquid hydrocarbons and natural gas we produce, our future revenues will decline. Creating and maintaining an inventory of prospects for future production depends on many factors, including:

- obtaining rights to explore for, develop and produce liquid hydrocarbons and natural gas in promising areas;
- drilling success;
- the ability to complete long lead-time, capital-intensive projects timely and on budget;
- the ability to find or acquire additional proved reserves at acceptable costs; and
- the ability to fund such activity.

Future exploration and drilling results are uncertain and involve substantial costs.

Drilling for liquid hydrocarbons and natural gas involves numerous risks, including the risk that we may not encounter commercially productive liquid hydrocarbon and natural gas reservoirs. The costs of drilling, completing and operating wells are often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

- unexpected drilling conditions;

- title problems;
- pressure or irregularities in formations;
- equipment failures or accidents;
- fires, explosions, blowouts or surface cratering;
- lack of access to pipelines or other transportation methods; and
- shortages or delays in the availability of services or delivery of equipment.

If we are unable to complete capital projects at their expected costs and in a timely manner, or if the market conditions assumed in our project economics deteriorate, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

Delays or cost increases related to capital spending programs involving engineering, procurement and construction of facilities (including improvements and repairs to our existing facilities) could adversely affect our ability to achieve forecasted internal rates of return and operating results. Delays in making required changes or upgrades to our facilities could subject us to fines or penalties as well as affect our ability to supply certain products we produce. Such delays or cost increases may arise as a result of unpredictable factors, many of which are beyond our control, including:

- denial of or delay in receiving requisite regulatory approvals and/or permits;
- unplanned increases in the cost of construction materials or labor;
- disruptions in transportation of components or construction materials;
- increased costs or operational delays resulting from shortages of water;
- adverse weather conditions, natural disasters or other events (such as equipment malfunctions, explosions, fires or spills) affecting our facilities, or those of vendors or suppliers;
- shortages of sufficiently skilled labor, or labor disagreements resulting in unplanned work stoppages;
- market-related increases in a project's debt or equity financing costs; and
- nonperformance by, or disputes with, vendors, suppliers, contractors or subcontractors.

Any one or more of these factors could have a significant impact on our capital projects.

We may incur substantial capital expenditures and operating costs as a result of compliance with, and/or changes in environmental, health, safety and security laws and regulations, and, as a result, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

Our businesses are subject to numerous laws, regulations and other requirements relating to the protection of the environment, including those relating to the discharge of materials into the environment such as the venting or flaring of natural gas, waste management, pollution prevention, greenhouse gas emissions and the protection of endangered species as well as laws, regulations, and other requirements relating to public and employee safety and health and to facility security. We have incurred and may continue to incur substantial capital, operating and maintenance, and remediation expenditures as a result of these laws, regulations, and other requirements. To the extent these expenditures, as with all costs, are not ultimately reflected in the prices of our products, our operating results will be adversely affected. The specific impact of these laws, regulations, and other requirements may vary depending on a number of factors, including the age and location of operating facilities and production processes. We may also be required to make material expenditures to modify operations, install pollution control equipment, perform site clean-ups or curtail operations that could materially and adversely affect our business, financial condition, results of operations and cash flows. We may become subject to liabilities that we currently do not anticipate in connection with new, amended or more stringent requirements, stricter interpretations of existing requirements or the future discovery of contamination. In addition, any failure by us to comply with existing or future laws, regulations, and other requirements could result in civil penalties or criminal fines and other enforcement actions against us.

We believe it is likely that the scientific and political attention to issues concerning the extent, causes of and responsibility for climate change will continue, with the potential for further regulations that could affect our operations. Currently, various legislative and regulatory measures to address greenhouse gas emissions (including carbon dioxide, methane and nitrous oxides) are in various phases of review, discussion or implementation in countries where we operate, including the U.S., Canada, and Norway, and the European Union. Our operations result in these greenhouse gas emissions. Through 2013, domestic legislative and regulatory efforts included proposed federal legislation and state actions to develop statewide or regional programs, each of which could impose reductions in greenhouse gas emissions. Further, in December 2012 at the Doha Climate Change Conference, countries agreed to extend the Kyoto Protocol to 2020. However, the U.S. Senate has not ratified the Kyoto Protocol, nor is it clear whether the U.S. Senate plans to ratify this agreement in the future. If the U.S. does ratify the Kyoto Protocol in the future or signs a new international agreement, such actions could result in increased costs to operate and maintain our facilities, capital expenditures to install new emission controls at our facilities, and costs to administer and manage any potential greenhouse gas emissions or carbon trading or tax programs. These costs and capital expenditures could be material. Although uncertain, these developments could increase our costs, reduce the demand for liquid hydrocarbons and natural gas, and create delays in our obtaining air pollution permits for new or modified facilities.

Although there may be adverse financial impact (including compliance costs, potential permitting delays and potential reduced demand for liquid hydrocarbons or natural gas) associated with any legislation, regulation, or other action by the U.S. EPA, the extent and magnitude of that impact cannot be reliably or accurately estimated due to the fact that requirements have only recently been adopted and the present uncertainty regarding any additional measures and how they will be implemented. Private party litigation has also been brought against some emitters of greenhouse gas emissions.

The potential adoption of federal and state legislative and regulatory initiatives related to hydraulic fracturing could result in operating restrictions or delays in the completion of oil and gas wells.

Hydraulic fracturing is a commonly used process that involves injecting water, sand, and small volumes of chemicals into the wellbore to fracture the hydrocarbon-bearing rock thousands of feet below the surface to facilitate higher flow of hydrocarbons into the wellbore. The U.S. Congress has considered legislation that would require additional regulation affecting the hydraulic fracturing process. Consideration of new federal regulation and increased state oversight continues to arise. The U.S. EPA is conducting a comprehensive research study on the potential effects that hydraulic fracturing may have on water quality and public health, issued a progress report in late 2012, and expects to issue a draft report for public comment and peer review in 2014, with a final report expected in 2016. In addition, various state-level initiatives in regions with substantial shale gas resources have been or may be proposed or implemented to further regulate hydraulic fracturing practices, limit water withdrawals and water use, require disclosure of fracturing fluid constituents, restrict which additives may be used, or implement temporary or permanent bans on hydraulic fracturing.

Increased regulation and attention given to the hydraulic fracturing process could lead to greater opposition, including litigation, to oil and gas production activities using hydraulic fracturing techniques. Additional legislation or regulation could also lead to operational delays or increased operating costs in the production of liquid hydrocarbons and natural gas, including from the shale plays, or could make it more difficult to perform hydraulic fracturing. The adoption of any federal or state laws or the implementation of regulations regarding hydraulic fracturing could potentially cause a decrease in the completion of new oil and gas wells and increased compliance costs which could increase costs of our operations and cause considerable delays in acquiring regulatory approvals to drill and complete wells.

Worldwide political and economic developments and changes in law could adversely affect our operations and materially reduce our profitability and cash flows.

Local political and economic factors in global markets could have a material adverse effect on us. A total of 55 percent of our liquid hydrocarbon and natural gas sales volumes in 2013 was derived from production outside the U.S. and 47 percent of our proved liquid hydrocarbon and natural gas reserves as of December 31, 2013 were located outside the U.S. All of our synthetic crude oil production and proved reserves are located in Canada. We are, therefore, subject to the political, geographic and economic risks and possible terrorist activities attendant to doing business within or outside of the U.S. There are many risks associated with operations in countries such as E.G., Angola, Ethiopia, Gabon, Kenya, the Kurdistan Region of Iraq and Libya, and in global markets including:

- changes in governmental policies relating to liquid hydrocarbon or natural gas and taxation;
- other political, economic or diplomatic developments and international monetary fluctuations;
- political and economic instability, war, acts of terrorism and civil disturbances;
- the possibility that a government may seize our property with or without compensation, may attempt to renegotiate or revoke existing contractual arrangements or may impose additional taxes or royalty burdens; and
- fluctuating currency values, hard currency shortages and currency controls.

Since January 2010, there have been varying degrees of political instability and public protests, including demonstrations which have been marked by violence, within some countries in the Middle East including Bahrain, Egypt, Iraq, Libya, Syria, Tunisia and Yemen. Some political regimes in these countries are threatened or have changed as a result of such unrest.

If such unrest continues to spread, conflicts could result in civil wars, regional conflicts, and regime changes resulting in governments that are hostile to the U.S. These may have the following results, among others:

- volatility in global crude oil prices which could negatively impact the global economy, resulting in slower economic growth rates and reduced demand for our products;
- negative impact on the world crude oil supply if transportation avenues are disrupted;
- security concerns leading to the prolonged evacuation of our personnel;
- damage to, or the inability to access, production facilities or other operating assets; and
- inability of our service and equipment providers to deliver items necessary for us to conduct our operations.

Continued hostilities in the Middle East and the occurrence or threat of future terrorist attacks could adversely affect the economies of the U.S. and other developed countries. A lower level of economic activity could result in a decline in energy consumption, which could cause our revenues and margins to decline and limit our future growth prospects. These risks could lead to increased volatility in prices for liquid hydrocarbons and natural gas. In addition, these risks could increase instability in the financial and insurance markets and make it more difficult for us to access capital and to obtain the insurance coverage that we consider adequate.

Actions of governments through tax legislation and other changes in law, executive order and commercial restrictions could reduce our operating profitability, both in the U.S. and abroad. The U.S. government can prevent or restrict us from doing business in foreign countries. These restrictions and those of foreign governments have in the past limited our ability to operate in, or gain access to, opportunities in various countries and will continue to do so in the future. Changes in law could also adversely affect our results, including new regulations resulting in higher costs to transport our production by pipeline, rail car, truck or vessel or the adoption of government payment transparency regulations that could require us to disclose competitively sensitive commercial information or that could cause us to violate the non-disclosure laws of other countries.

Our commodity price risk management and trading activities may prevent us from fully benefiting from commodity price increases and may expose us to other risks, including counterparty risk.

To the extent that we engage in price risk management activities to protect ourselves against commodity price declines, we may be prevented from fully realizing the benefits of price increases above the levels of the derivative instruments used to manage price risk. In addition, our hedging arrangements may expose us to the risk of financial loss in certain circumstances, including instances in which the counterparties to our hedging contracts fail to perform under the contracts. See Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

Our business could be negatively impacted by cyber-attacks targeting our computer and telecommunications systems and infrastructure.

Our business, like other companies in the oil and gas industry, has become increasingly dependent on digital technologies. Such technologies are integrated into our business operations and used as a part of our liquid hydrocarbon and natural gas production and distribution systems in the U.S. and abroad, including those systems used to transport production to market. Use of the internet and other public networks for communications, services, and storage, including "cloud" computing, exposes users (including our business) to cybersecurity risks. While our information systems and related infrastructure experienced attempted and actual minor breaches of our cybersecurity in the past, we have not suffered any losses or breaches which had a material effect on our business, operations or reputation relating to such attacks; however, there is no assurance that we will not suffer such losses or breaches in the future. As cyber-attacks continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information systems and related infrastructure security vulnerabilities.

Our operations may be adversely affected by pipeline, rail and other transportation capacity constraints.

The marketability of our production depends in part on the availability, proximity, and capacity of pipeline facilities, rail cars, trucks and vessels. If any pipelines, rail cars, trucks or vessels become unavailable, we would, to the extent possible, be required to find a suitable alternative to transport our liquid hydrocarbons and natural gas, which could increase the costs and/or reduce the revenues we might obtain from the sale of our production.

If we acquire crude oil and natural gas properties, our failure to fully identify existing and potential problems, to accurately estimate reserves, production rates or costs, or to effectively integrate the acquired properties into our operations could materially and adversely affect our business, financial condition and results of operations.

We typically seek the acquisition of crude oil and natural gas properties. Although we perform reviews of properties to be acquired in a manner that we believe is diligent and consistent with industry practices, reviews of records and properties may not necessarily reveal existing or potential problems, nor may they permit us to become sufficiently familiar with the properties in order to fully assess possible deficiencies and potential problems. Even when problems with a property are identified, we often assume environmental and other risks and liabilities in connection with acquired properties pursuant to the acquisition agreements. Moreover, there are numerous uncertainties inherent in estimating quantities of crude oil and natural gas reserves (as previously discussed), actual future production rates and associated costs with respect to acquired properties. Actual reserves, production rates and costs may vary substantially from those assumed in our estimates. In addition, an acquisition may have a material and adverse effect on our business and results of operations, particularly during the periods in which the operations of the acquired properties are being integrated into our ongoing operations or if we are unable to effectively integrate the acquired properties into our ongoing operations.

We operate in a highly competitive industry, and many of our competitors are larger and have available resources in excess of our own.

The oil and gas industry is highly competitive, and many competitors, including major integrated and independent oil and gas companies, as well as national oil companies, are larger and have substantially greater resources at their disposal than we do. We compete with these companies for the acquisition of oil and natural gas leases and other properties. We also compete with these companies for equipment and personnel, including petroleum engineers, geologists, geophysicists and other specialists, required to develop and operate those properties and in the marketing of crude oil and natural gas to end-users. Such competition can significantly increase costs and affect the availability of resources, which could provide our larger competitors a competitive advantage when acquiring equipment, leases and other properties. They may also be able to use their greater resources to attract and retain experienced personnel.

Many of our major projects and operations are conducted with partners, which may decrease our ability to manage risk.

We often enter into arrangements to conduct certain business operations, such as oil and gas exploration and production, oil sands mining or pipeline transportation, with partners in order to share risks associated with those operations. However, these arrangements also may decrease our ability to manage risks and costs, particularly where we are not the operator. We could have limited influence over and control of the behaviors and performance of these operations. In addition, misconduct, fraud, noncompliance with applicable laws and regulations or improper activities by or on behalf of one or more of our partners could have a significant negative impact on our business and reputation.

Our operations are subject to business interruptions and casualty losses. We do not insure against all potential losses and therefore we could be seriously harmed by unexpected liabilities and increased costs.

Our North America E&P and International E&P operations are subject to unplanned occurrences, including blowouts, explosions, fires, loss of well control, spills, hurricanes and other adverse weather, tsunamis, earthquakes, volcanic eruptions or nuclear or other disasters, labor disputes and accidents. Our OSM operations are subject to business interruptions due to breakdown or failure of equipment or processes and unplanned events such as fires, earthquakes, explosions or other interruptions. These same risks can be applied to the third-parties which transport our products from our facilities. A prolonged disruption in the ability of any pipelines, rail cars, trucks, or vessels to transport our production could contribute to a business interruption or increase costs.

Our operations are also subject to the additional hazards of pollution, releases of toxic gas and other environmental hazards and risks. These hazards could result in serious personal injury or loss of human life, significant damage to property and equipment, environmental pollution, impairment of operations and substantial losses to us. Various hazards have adversely affected us in the past, and damages resulting from a catastrophic occurrence in the future involving us or any of our assets or operations may result in our being named as a defendant in one or more lawsuits asserting potentially large claims or in our being assessed potentially substantial fines by governmental authorities. We maintain insurance against many, but not all, potential losses or liabilities arising from operating hazards in amounts that we believe to be prudent. Uninsured losses and liabilities arising from operating hazards could reduce the funds available to us for capital, exploration and investment spending and could have a material adverse effect on our business, financial condition, results of operations and cash flows. Historically, we have maintained insurance coverage for physical damage and resulting business interruption to our major onshore and offshore facilities, with significant self-insured retentions. In the future, we may not be able to maintain or obtain insurance of the type and amount we desire at reasonable rates. As a result of market conditions, premiums and deductibles for certain of our insurance policies have increased substantially and could escalate further. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. For example, due to hurricane activity in recent years, the availability of insurance coverage for our offshore facilities for windstorms in the Gulf of Mexico region has been reduced or, in many instances, it is prohibitively expensive. As a result, our exposure to losses from future windstorm activity in the Gulf of Mexico region has increased.

Litigation by private plaintiffs or government officials could adversely affect our performance.

We currently are defending litigation and anticipate that we will be required to defend new litigation in the future. The subject matter of such litigation may include releases of hazardous substances from our facilities, privacy laws, antitrust laws or any other laws or regulations that apply to our operations. In some cases the plaintiff or plaintiffs seek alleged damages involving large classes of potential litigants, and may allege damages relating to extended periods of time or other alleged facts and circumstances. If we are not able to successfully defend such claims, they may result in substantial liability. We do not have insurance covering all of these potential liabilities. In addition to substantial liability, litigation may also seek injunctive relief which could have an adverse effect on our future operations.

In connection with our separation from MPC, MPC agreed to indemnify us for certain liabilities. However, there can be no assurance that the indemnity will be sufficient to protect us against the full amount of such liabilities, or that MPC's ability to satisfy its indemnification obligations will not be impaired in the future.

Pursuant to the Separation and Distribution Agreement and the Tax Sharing Agreement we entered into with MPC in connection with the spin-off, MPC agreed to indemnify us for certain liabilities. However, third parties could seek to hold us responsible for any of the liabilities that MPC agreed to retain or assume, and there can be no assurance that the indemnification from MPC will be sufficient to protect us against the full amount of such liabilities, or that MPC will be able to fully satisfy its indemnification obligations. In addition, even if we ultimately succeed in recovering from MPC any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves.

The spin-off could result in substantial tax liability.

We obtained a private letter ruling from the IRS substantially to the effect that the distribution of shares of MPC common stock in the spin-off qualified as tax free to MPC, us and our stockholders for U.S. federal income tax purposes under Sections 355 and 368 and related provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). If the factual assumptions or representations made in the request for the private letter ruling prove to have been inaccurate or incomplete in any material respect, then we will not be able to rely on the ruling. Furthermore, the IRS does not rule on whether a distribution such as the spin-off satisfies certain requirements necessary to obtain tax-free treatment under Section 355 of the Code. Rather, the private letter ruling was based on representations by us that those requirements were satisfied, and any inaccuracy in those representations could invalidate the ruling. In connection with the spin-off, we also obtained an opinion of outside counsel, substantially to the effect that, the distribution of shares of MPC common stock in the spin-off qualified as tax free to MPC, us and our stockholders for U.S. federal income tax purposes under Sections 355 and 368 and related provisions of the Code. The opinion relied on, among other things, the continuing validity of the private letter ruling and various assumptions and representations as to factual matters made by MPC and us which, if inaccurate or incomplete in any material respect, would jeopardize the conclusions reached by such counsel in its opinion. The opinion is not binding on the IRS or the courts, and there can be no assurance that the IRS or the courts would not challenge the conclusions stated in the opinion or that any such challenge would not prevail.

If, notwithstanding receipt of the private letter ruling and opinion of counsel, the spin-off were determined not to qualify under Section 355 of the Code, each U.S. holder of our common stock who received shares of MPC common stock in the spin-off would generally be treated as receiving a taxable distribution of property in an amount equal to the fair market value of the shares of MPC common stock received. That distribution would be taxable to each such stockholder as a dividend to the extent of our accumulated earnings and profits as of the effective date of the spin-off. For each such stockholder, any amount that exceeded those earnings and profits would be treated first as a non-taxable return of capital to the extent of such stockholder's tax basis in its shares of our common stock with any remaining amount being taxed as a capital gain. We would be subject to tax as if we had sold all the outstanding shares of MPC common stock in a taxable sale for their fair market value and would recognize taxable gain in an amount equal to the excess of the fair market value of such shares over our tax basis in such shares.

Under the terms of the Tax Sharing Agreement we entered into with MPC in connection with the spin-off, MPC is generally responsible for any taxes imposed on MPC or us and our subsidiaries in the event that the spin-off and/or certain related transactions were to fail to qualify for tax-free treatment as a result of actions taken, or breaches of representations and warranties made in the Tax Sharing Agreement, by MPC or any of its affiliates. However, if the spin-off and/or certain related transactions were to fail to qualify for tax-free treatment because of actions or failures to act by us or any of our affiliates, we would be responsible for all such taxes.

We may issue preferred stock whose terms could dilute the voting power or reduce the value of Marathon Oil common stock.

Our restated certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such preferences, powers and relative, participating, optional and other rights, including preferences over Marathon Oil common stock respecting dividends and distributions, as our Board of Directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of Marathon Oil common stock. For example, we could grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we could assign to holders of preferred stock could affect the residual value of the common stock.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The location and general character of our principal liquid hydrocarbon and natural gas properties, oil sands mining properties and facilities, and other important physical properties have been described by segment under Item 1. Business.

Net liquid hydrocarbon, natural gas, and synthetic crude oil sales volumes are set forth in Item 8. Financial Statements and Supplementary Data – Supplemental Statistics. Estimated net proved liquid hydrocarbon, natural gas and synthetic crude oil reserves are set forth in Item 8. Financial Statements and Supplementary Data – Supplementary Information on Oil and Gas Producing Activities – Estimated Quantities of Proved Oil and Gas Reserves. The basis for estimating these reserves is discussed in Item 1. Business – Reserves.

Item 3. Legal Proceedings

We are defendant in a number of lawsuits arising in the ordinary course of business, including, but not limited to, royalty claims, contract claims and environmental claims. While the ultimate outcome and impact to us cannot be predicted with certainty, we believe that the resolution of these proceedings will not have a material adverse effect on our consolidated financial position, results of operations or cash flows. Certain of these matters are discussed below.

Litigation

In March 2011, Noble Drilling (U.S.) LLC ("Noble") filed a lawsuit against us in the District Court of Harris County, Texas, alleging, among other things, breach of contract, breach of the duty of good faith and fair dealing, and negligent misrepresentation, relating to a multi-year drilling contract for a newly constructed drilling rig to be deployed in the U.S. Gulf of Mexico. We filed an answer in April 2011, contending, among other things, failure to perform, failure to comply with material obligations, failure to mitigate alleged damages and that Noble failed to provide the rig according to the operating, performance and safety requirements specified in the drilling contract. In April 2013, we filed a counterclaim against Noble alleging, among other things, breach of contract and breach of the duty of good faith relating to the multi-year drilling contract. The counterclaim also included a breach of contract claim for reimbursement for the value of fuel used by Noble under an offshore daywork drilling contract. The parties settled this litigation in the fourth quarter of 2013, and the settlement did not have a material adverse effect on our consolidated results of operations, financial position or cash flows.

Environmental Proceedings

The following is a summary of proceedings involving us that were pending or contemplated as of December 31, 2013 under federal and state environmental laws. Except as described herein, it is not possible to predict accurately the ultimate outcome of these matters; however, management's belief set forth in the first paragraph under Legal Proceedings above takes such matters into account.

As of December 31, 2013, we have sites across the country where remediation is being sought under environmental statutes, both federal and state, or where private parties are seeking remediation through discussions or litigation. Based on currently available information, which is in many cases preliminary and incomplete, we believe that total clean-up and remediation costs connected with these sites will be less than $24 million, the majority of which have already been incurred.

The projected liability for clean-up and remediation provided in the preceding paragraph is a forward-looking statement. To the extent that our assumptions prove to be inaccurate, future expenditures may differ materially from those stated in the forward-looking statement.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The principal market on which Marathon Oil common stock is traded is the New York Stock Exchange ("NYSE"). As of January 31, 2014, there were 41,356 registered holders of Marathon Oil common stock.

The following table reflects high and low sales prices for Marathon Oil common stock and the related dividend per share by quarter for the past two years:

	2013			2012		
(Dollars per share)	High Price	Low Price	Dividends	High Price	Low Price	Dividends
Quarter 1	$35.71	$31.59	$0.17	$35.06	$30.47	$0.17
Quarter 2	$36.38	$29.85	$0.17	$32.23	$23.32	$0.17
Quarter 3	$37.83	$32.61	$0.19	$31.09	$24.09	$0.17
Quarter 4	$37.93	$34.06	$0.19	$31.93	$29.30	$0.17
Full Year	$37.93	$29.85	$0.72	$35.06	$23.32	$0.68

Dividends – Our Board of Directors intends to declare and pay dividends on Marathon Oil common stock based on the financial condition and results of operations of Marathon Oil, although it has no obligation under Delaware law or the Restated Certificate of Incorporation to do so. In determining the dividend policy with respect to Marathon Oil common stock, the Board will rely on the consolidated financial statements of Marathon Oil. Dividends on Marathon Oil common stock are limited to our legally available funds.

Issuer Purchases of Equity Securities – The following table provides information about purchases by Marathon Oil and its affiliated purchaser, during the quarter ended December 31, 2013, of equity securities that are registered by Marathon Oil pursuant to Section 12 of the Securities Exchange Act of 1934:

	Column (a)	Column (b)	Column (c)	Column (d)
Period	Total Number of Shares Purchased[a]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[c]	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs[c]
10/01/13 – 10/31/13	9,404	$35.07	—	$ 1,280,820,541
11/01/13 – 11/30/13	5,381	$35.18	—	$ 1,280,820,541
12/01/13 – 12/31/13	33,682 [b]	$35.84	—	$ 2,500,000,000
Total	48,467	$35.62	—	

(a) 21,898 shares of restricted stock were delivered by employees to Marathon Oil, upon vesting, to satisfy tax withholding requirements.

(b) In December 2013, 26,569 shares were repurchased in open-market transactions to satisfy the requirements for dividend reinvestment under the Marathon Oil Corporation Dividend Reinvestment and Direct Stock Purchase Plan (the "Dividend Reinvestment Plan") by the administrator of the Dividend Reinvestment Plan. Shares needed to meet the requirements of the Dividend Reinvestment Plan are either purchased in the open market or issued directly by Marathon Oil.

(c) In December 2013, our Board of Directors increased the authorization for repurchases of our common stock by $1.2 billion, bringing the remaining share repurchase authorization to $2.5 billion. As of December 31, 2013, we had repurchased 92 million common shares at a cost of $3,722 million, which includes transaction fees and commissions that are not reported in the table above. Of this total, 14 million shares were acquired at a cost of $500 million during the third quarter of 2013, 12 million shares at a cost of $300 million in the third quarter of 2011 and 66 million shares for $2,922 million prior to the spin-off of our downstream business.

Item 6. Selected Financial Data

(In millions, except per share data)	2013[(a)(b)]	2012[(a)(b)]	2011[(a)(b)]	2010[(a)(b)]	2009[(b)]
Statement of Income Data					
Revenues	$ 14,501	$ 15,692	$ 14,669	$ 11,690	$ 8,524
Income from continuing operations	1,593	1,613	1,718	1,448	756
Net income	1,753	1,582	2,946	2,568	1,463
Per Share Data					
Basic:					
Income from continuing operations	$2.26	$2.28	$2.42	$2.04	$1.06
Net income	$2.49	$2.24	$4.15	$3.62	$2.06
Diluted:					
Income from continuing operations	$2.24	$2.27	$2.41	$2.03	$1.06
Net income	$2.47	$2.23	$4.13	$3.61	$2.06
Statement of Cash Flows Data[(b)]					
Additions to property, plant and equipment related to continuing operations	$ 4,766	$ 4,593	$ 2,986	$ 3,269	$ 3,056
Dividends paid	508	480	567	704	679
Dividends per share	$0.72	$0.68	$0.80	$0.99	$0.96
Balance Sheet Data as of December 31:					
Total assets	$ 35,620	$ 35,306	$ 31,371	$ 50,014	$ 47,052
Total long-term debt, including capitalized leases	6,394	6,512	4,674	7,601	8,436

(a) Includes impairments of $96 million, $371 million, $310 million and $447 million in 2013, 2012, 2011 and 2010 (see Item 8. Financial Statements and Supplementary Data – Note 15 to the consolidated financial statements).

(b) We entered into agreements to sell our Angola assets in 2013 (see Item 8. Financial Statements and Supplementary Data – Note 6 to the consolidated financial statements); our downstream business was spun-off on June 30, 2011 (see Item 8. Financial Statements and Supplementary Data – Note 3 to the consolidated financial statements); and our Ireland and previous Gabon businesses were sold in 2009. The applicable periods have been recast to reflect these businesses in discontinued operations.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Each of our segments is organized and managed based upon both geographic location and the nature of the products and services it offers:

- North America E&P – explores for, produces and markets liquid hydrocarbons and natural gas in North America;
- International E&P – explores for, produces and markets liquid hydrocarbons and natural gas outside of North America and produces and markets products manufactured from natural gas, such as LNG and methanol, in E.G.; and
- Oil Sands Mining – mines, extracts and transports bitumen from oil sands deposits in Alberta, Canada, and upgrades the bitumen to produce and market synthetic crude oil and vacuum gas oil.

Certain sections of Management's Discussion and Analysis of Financial Condition and Results of Operations include forward-looking statements concerning trends or events potentially affecting our business. These statements typically contain words such as "anticipates," "believes," "estimates," "expects," "targets," "plans," "projects," "could," "may," "should," "would" or similar words indicating that future outcomes are uncertain. In accordance with "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, which could cause future outcomes to differ materially from those set forth in the forward-looking statements. For additional risk factors affecting our business, see Item 1A. Risk Factors in this Annual Report on Form 10-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the information under Item 1. Business, Item 1A. Risk Factors and Item 8. Financial Statements and Supplementary Data found in this Annual Report on Form 10-K.

Spin-off Downstream Business

On June 30, 2011, the spin-off of Marathon's downstream business was completed, creating two independent energy companies: Marathon Oil and MPC. Marathon stockholders at the close of business on the record date of June 27, 2011 received one share of MPC common stock for every two shares of Marathon common stock held. A private letter tax ruling received in June 2011 from the IRS affirmed the tax-free nature of the spin-off. Activities related to the downstream business have been treated as discontinued operations for all periods prior to the spin-off (see Item 8. Financial Statements and Supplementary Data – Note 3 to the consolidated financial statements for additional information).

Overview – Market Conditions

Prevailing prices for the various qualities of crude oil and natural gas that we produce significantly impact our revenues and cash flows. The following table lists benchmark crude oil and natural gas price averages relative to our North America E&P and International E&P segments for the past three years.

Benchmark	2013	2012	2011
WTI crude oil *(Dollars per bbl)*	$98.05	$94.15	$95.11
Brent (Europe) crude oil *(Dollars per bbl)*	$108.64	$111.65	$111.26
Henry Hub natural gas *(Dollars per mmbtu)*[a]	$3.65	$2.79	$4.04

[a] Settlement date average.

North America E&P

Liquid hydrocarbons – The quality, location and composition of our liquid hydrocarbon production mix can cause our North America E&P price realizations to differ from the WTI benchmark.

Quality – Light sweet crude contains less sulfur and tends to be lighter than sour crude oil so that refining it is less costly and has historically produced higher value products; therefore, light sweet crude is considered of higher quality and has historically sold at a price that approximates WTI or at a premium to WTI. The percentage of our North America E&P crude oil and condensate production that is light sweet crude has been increasing as onshore production from the Eagle Ford and Bakken increases and production from the Gulf of Mexico declines. In 2013, the percentage of our U.S. crude oil and condensate production that was sweet averaged 76 percent compared to 63 percent and 42 percent in 2012 and 2011.

Location – In recent years, crude oil sold along the U.S. Gulf Coast, such as that from the Eagle Ford, has been priced based on the Louisiana Light Sweet ("LLS") benchmark which has historically priced at a premium to WTI and has historically tracked closely to Brent, while production from inland areas farther from large refineries has been priced lower. The average annual WTI discount to Brent was narrower in 2013 than in 2012 and 2011. As a result of the significant increase in U.S. production of light sweet crude oil, the historical relationship between WTI, Brent and LLS pricing may not be indicative of future periods.

Composition – The proportion of our liquid hydrocarbon sales volumes that are NGLs continues to increase due to our development of United States unconventional liquids-rich plays. NGLs were 15 percent of our North America E&P liquid hydrocarbon sales volumes in 2013 compared to 10 percent in 2012 and 7 percent in 2011.

Natural gas – A significant portion of our natural gas production in the U.S. is sold at bid-week prices, or first-of-month indices relative to our specific producing areas. Average Henry Hub settlement prices for natural gas were 31 percent higher for 2013 than for 2012.

International E&P

Liquid hydrocarbons – Our International E&P crude oil production is relatively sweet and has historically sold in relation to the Brent crude benchmark, which on average was 3 percent lower for 2013 than 2012.

Natural gas – Our major International E&P natural gas-producing regions are Europe and E.G. Natural gas prices in Europe have been considerably higher than the U.S. in recent years. In the case of E.G., our natural gas sales are subject to term contracts, making realized prices in these areas less volatile. The natural gas sales from E.G. are at fixed prices; therefore, our reported average International E&P natural gas realized prices may not fully track market price movements.

Oil Sands Mining

The Oil Sands Mining segment produces and sells various qualities of synthetic crude oil. Output mix can be impacted by operational problems or planned unit outages at the mines or upgrader. Sales prices for roughly two-thirds of the normal output mix has historically tracked movements in WTI and one-third has historically tracked movements in the Canadian heavy crude oil marker, primarily WCS. The WCS discount to WTI has been increasing on average in each year presented below. Despite a wider WCS discount in 2013, our average Oil Sands Mining price realizations increased due to a greater proportion of higher value synthetic crude oil sales volumes compared to 2012.

The operating cost structure of the Oil Sands Mining operations is predominantly fixed and therefore many of the costs incurred in times of full operation continue during production downtime. Per-unit costs are sensitive to production rates. Key variable costs are natural gas and diesel fuel, which track commodity markets such as the AECO natural gas sales index and crude oil prices, respectively.

The table below shows average benchmark prices that impact both our revenues and variable costs:

Benchmark	2013	2012	2011
WTI crude oil *(Dollars per bbl)*	$98.05	$94.15	$95.11
WCS *(Dollars per bbl)*[(a)]	$72.77	$73.18	$77.97
AECO natural gas sales index *(Dollars per mmbtu)*[(b)]	$3.08	$2.39	$3.68

(a) Monthly pricing based upon average WTI adjusted for differentials unique to western Canada.
(b) Monthly average day ahead index.

Key Operating and Financial Activities

Significant 2013 activities related to our strategic imperatives:

- Production growth
  - Total company net sales volume growth of 11 percent (excluding Alaska and Libya)
  - North America E&P net sales volumes averaged 201 mboed, a 21 percent increase over last year
    - Eagle Ford averaged net sales volumes of 81 mboed, a 136 percent increase
    - Bakken averaged net sales volumes of 39 mboed, a 34 percent increase
    - Oklahoma resource basins averaged net sales volumes of 14 mboed, a 68 percent increase
- Proved reserve replacement of 194 percent, excluding dispositions
- Total net proved reserves increased 8 percent to approximately 2.2 billion boe
- Quality resource capture through focused exploration
  - Mirawa-1 discovery on operated Harir block in the Kurdistan Region of Iraq
  - Diaman-1B discovery on non-operated Diaba License in Gabon
  - Atrush block received approval from the KRG for the first phase of oil development in the Kurdistan Region of Iraq
  - Shenandoah and Gunflint (both non-operated) prospects had successful appraisal wells in the Gulf of Mexico
- Rigorous portfolio management
  - Exceeded three-year $1.5 billion to $3 billion divestiture target
  - Agreements to sell working interests in Angola Blocks 31 and 32 with an aggregate transaction value of $2.1 billion, before closing adjustments
  - Sold our interests in Alaska, the DJ Basin and the Neptune gas plant
  - Acquired 4,800 additional net acres in the core of the Eagle Ford shale
  - Grew SCOOP acreage position over 20 percent
  - Commenced efforts to market our U.K. and Norway assets
- Competitive shareholder value
  - Increased dividend by 12 percent to 19 cents per share
  - Repurchased 14 million common shares for $500 million
  - Announced $500 million share repurchase to begin upon closing of Angola Block 31 sale
  - Authorized $1.2 billion increase in share repurchase program to $2.5 billion remaining

Significant 2014 activity through February 28, 2014 includes:

- Closed sale of our interest in Angola Block 31

Consolidated Results of Operations: 2013 compared to 2012

Consolidated income from continuing operations before income taxes in 2013 was 20 percent lower than 2012 primarily due to lower liquid hydrocarbon net sales volumes in the International E&P segment and higher DD&A and exploration expenses, partially offset by higher liquid hydrocarbon net sales volumes in the North America E&P segment. The effective tax rate for continuing operations was 68 percent in 2013 compared to 74 percent in 2012, with the decrease primarily related to lower income from continuing operations in Libya and Norway, which are higher tax jurisdictions.

Sales and other operating revenues, including related party are summarized by segment in the following table:

(In millions)	2013	2012
Sales and other operating revenues, including related party		
North America E&P	$ 5,068	$ 3,944
International E&P	5,827	7,445
Oil Sands Mining	1,576	1,521
Segment sales and other operating revenues, including related party	12,471	12,910
Unrealized gain (loss) on crude oil derivative instruments	(52)	53
Sales and other operating revenues, including related party	$ 12,419	$ 12,963

North America E&P sales and other operating revenues increased $1,124 million from 2012 to 2013 primarily due to higher liquid hydrocarbon net sales volumes resulting from ongoing development programs in the Eagle Ford, Bakken and Oklahoma resource basins, partially offset by lower natural gas net sales volumes, primarily the result of the sale of our Alaska assets in early 2013.

The following table gives details of net sales volumes and average price realizations of our North America E&P segment:

	2013	2012
North America E&P Operating Statistics		
Net liquid hydrocarbon sales volumes *(mbbld)*	149	107
Liquid hydrocarbon average price realizations *(per bbl)* [(a)] [(b)]	$85.20	$85.80
Net crude oil and condensate sales volumes *(mbbld)*	126	96
Crude oil and condensate average price realizations *(per bbl)* [(a)]	$94.19	$91.30
Net natural gas liquids sales volumes *(mbbld)*	23	11
Natural gas liquids average price realizations *(per bbl)* [(a)]	$35.12	$39.57
Net natural gas sales volumes *(mmcfd)*	312	358
Natural gas average price realizations *(per mcf)* [(a)]	$3.84	$3.92

(a) Excludes gains and losses on derivative instruments.

(b) Inclusion of realized gains (losses) on crude oil derivative instruments would have increased (decreased) average liquid hydrocarbon price realizations per bbl by $(0.27) for 2013 and $0.40 for 2012.

International E&P sales and other operating revenues decreased $1,618 million in 2013 from the prior year. This decrease was primarily due to lower liquid hydrocarbon net sales volumes in Libya and Norway and lower liquid hydrocarbon average price realizations.

The following table gives details of net sales volumes and average price realizations of our International E&P segment:

	2013	2012
International E&P Operating Statistics		
Net liquid hydrocarbon sales volumes *(mbbld)*[(a)]		
Europe	86	97
Africa	58	78
Total International E&P	144	175
Liquid hydrocarbon average price realizations *(per bbl)*		
Europe	$112.60	$115.16
Africa	$86.29	$98.52
Total International E&P	$102.10	$107.78
Net natural gas sales volumes *(mmcfd)*		
Europe[(b)]	83	101
Africa	464	443
Total International E&P	547	544
Natural gas average price realizations *(per mcf)*		
Europe	$12.08	$10.47
Africa[(c)]	$0.49	$0.43
Total International E&P	$2.25	$2.29

(a) Corresponds with the basis for fiscal settlements with governments, representing equity tanker liftings and direct deliveries of liquid hydrocarbons.
(b) Includes natural gas acquired for injection and subsequent resale of 7 mmcfd and 15 mmcfd for 2013 and 2012.
(c) Primarily represents fixed prices under long-term contracts with Alba Plant LLC, AMPCO, and EGHoldings, equity method investees. We include our share of Alba Plant LLC's, AMPCO's and EGHoldings' income in our International E&P segment.

Oil Sands Mining sales and other operating revenues increased $55 million in 2013 from 2012. This increase was primarily due to a higher proportion of net sales volumes related to a premium grade synthetic crude oil and the associated average price realizations when compared to 2012. The increase was partially offset by lower feedstock sales in 2013.

The following table gives details of net sales volumes and average price realizations of our Oil Sands Mining segment:

	2013	2012
Oil Sands Mining Operating Statistics		
Net synthetic crude oil sales volumes *(mbbld)* [(a)]	48	47
Synthetic crude oil average price realizations *(per bbl)*	$87.51	$81.72

(a) Includes blendstocks.

Unrealized gains and losses on crude oil derivative instruments are included in total sales and other operating revenues but are not allocated to the segments. These crude oil derivative instruments, all of which had terms that ended in December 2013, resulted in a $52 million net unrealized loss in 2013 compared to a net unrealized gain of $53 million in 2012. See Item 8. Financial Statements and Supplementary Data - Note 16 to the consolidated financial statements for information about our derivative positions.

Marketing revenues decreased $647 million in 2013 from 2012. North America E&P segment marketing activities, which serve to aggregate volumes in order to satisfy transportation commitments as well as to achieve flexibility within product types and delivery points, decreased in 2013 as a result of market dynamics.

Income from equity method investments increased $53 million in 2013 from the prior year primarily due to higher LNG average price realizations.

Net gain (loss) on disposal of assets in 2013 primarily included a $114 million pretax loss on the sale of our interests in the DJ Basin, a $43 million pretax loss on the conveyance of our interests in the Marcellus natural gas shale play to the operator, a $98 million pretax gain on the sale of our interest in the Neptune gas plant, and a $55 million pretax gain on the sale of our remaining assets in Alaska. The net gain on disposal of assets in 2012 consisted primarily of a $166 million pretax gain on the sale of our interests in several Gulf of Mexico crude oil pipeline systems and a $36 million pretax loss related to our exit from Indonesia. See Item 8. Financial Statements and Supplementary Data - Note 6 to the consolidated financial statements for information about these dispositions.

Production expenses increased $129 million in 2013 from 2012 primarily related to increased North America E&P net sales volumes in the Eagle Ford and Bakken and International E&P well workovers in Norway. The production expense rate (expense per boe) decreased in North America E&P in 2013 compared to 2012 primarily due to improved operating efficiencies in the Eagle Ford. The International E&P production expense rate increased in 2013 compared to 2012 primarily due to the well workovers in Norway.

The following table provides production expense rates for each segment:

($ per boe)	2013	2012
North America E&P	$10.86	$11.59
International E&P	$6.24	$5.13
Oil Sands Mining [(a)]	$46.30	$45.95

(a) Production expense per synthetic crude oil barrel (before royalties) includes production costs, shipping and handling, taxes other than income and insurance costs and excludes pre-development costs.

Marketing expenses decreased $672 million in 2013 from the prior year, consistent with the decrease in marketing revenues discussed above.

Exploration expenses were $282 million higher in 2013 than in 2012, primarily due to larger non-cash unproved property impairments in our North America E&P segment related to Eagle Ford leases that either expired or that we did not expect to drill, partially offset by reduced geological and geophysical costs.

The following table summarizes the components of exploration expenses:

(In millions)	2013	2012
Unproved property impairments	$ 580	$ 227
Dry well costs	218	230
Geological and geophysical	84	135
Other	106	114
Total exploration expenses	$ 988	$ 706

Depreciation, depletion and amortization increased $313 million in 2013 from the prior year. Our segments apply the units-of-production method to the majority of their assets, including capitalized asset retirement costs. Increased DD&A in 2013 primarily reflects the impact of higher North America E&P sales volumes as well as increased amortization of capitalized asset retirement costs due to revisions of estimates for abandonment obligations in the Gulf of Mexico and the U.K. However, the disposition of our Alaska assets in January 2013 and lower International E&P DD&A primarily due to 2013 reserve additions in Norway partially offset the increase. See Item 8. Financial Statements and Supplementary Data - Note 6 to the consolidated financial statements for information about the Alaska disposition.

The DD&A rate (expense per boe), which is impacted by changes in reserves and capitalized costs, can also cause changes to our DD&A. A higher 2013 DD&A rate in North America E&P versus 2012 is due to the ongoing development programs in the U.S. resource plays. A lower International E&P DD&A rate in 2013 compared to 2012 was primarily due to reserve increases for Norway.

The following table provides DD&A rates for each segment:

($ per boe)	2013	2012
North America E&P	$26.23	$23.45
International E&P	$7.26	$8.08
Oil Sands Mining	$12.39	$12.57

Impairments in 2013 primarily related to capitalized costs associated with engineering and feasibility studies for a second LNG production train in E.G., the Ozona development in the Gulf of Mexico, and our Powder River Basin asset in Wyoming. Impairments in 2012 were also related to the Ozona development and Powder River Basin. See Item 8. Financial Statements and Supplementary Data - Note 15 to the consolidated financial statements for information about these impairments.

Taxes other than income include production, severance and ad valorem taxes in the United States, which tend to increase or decrease in relation to net sales volumes and revenues, and increased $104 million in 2013 from 2012. With the increase in North America E&P revenues and net sales volumes, production and severance taxes increased. In addition, ad valorem taxes were higher because the value of our North America E&P assets has increased with continued acquisitions in the Eagle Ford.

Net interest and other increased $55 million in 2013 from 2012 primarily due to higher interest expense related to our $2 billion issuance of senior notes in late 2012. See Item 8. Financial Statements and Supplementary Data - Note 9 to the consolidated financial statements for more detailed information.

Provision for income taxes decreased $1,180 million in 2013 from 2012 primarily due to the decrease in pretax income from continuing operations, primarily in Libya and Norway, which are higher tax jurisdictions. The following is an analysis of the effective tax rates for 2013 and 2012.

	2013	2012
Statutory rate applied to income from continuing operations before income taxes	35%	35%
Effects of foreign operations, including foreign tax credits	14	18
Adjustments to valuation allowances	18	21
Other	1	—
Effective income tax rate on continuing operations	68%	74%

The effective income tax rate is influenced by a variety of factors including the geographic sources of income and the relative magnitude of these sources of income. The provision for income taxes is allocated on a discrete, stand-alone basis to pretax segment income and to individual items not allocated to segments. The difference between the total provision and the sum of the amounts allocated to segments appears in the "Corporate and other unallocated items" shown in the reconciliation of segment income to net income below.

Effects of foreign operations – The effects of foreign operations on our effective tax rate decreased in 2013 as compared to 2012, primarily due to decreased sales in Libya during 2013 as a result of third-party labor strikes at the Es Sider oil terminal.

Adjustments to valuation allowances – In 2013 and 2012, we increased the valuation allowance against foreign tax credits because it is more likely than not that we will be unable to realize all U.S. benefits on foreign taxes accrued in those years.

See Item 8. Financial Statements and Supplementary Data - Note 10 to the consolidated financial statements for further information about income taxes.

Discontinued operations is presented net of tax. In 2013, we entered into agreements to sell our Angola assets; therefore, the Angola operations are reflected as discontinued operations in all periods presented. See Item 8. Financial Statements and Supplementary Data – Note 6 to the consolidated financial statements.

Segment Results: 2013 compared to 2012

Segment income for 2013 and 2012 is summarized and reconciled to net income in the following table.

(In millions)	2013	2012
North America E&P	$ 529	$ 382
International E&P	1,423	1,660
Oil Sands Mining	206	171
Segment income	2,158	2,213
Items not allocated to segments, net of income taxes:		
Corporate and other unallocated items	(473)	(475)
Unrealized gain (loss) on crude oil derivative instruments	(33)	34
Net gain (loss) on dispositions	(20)	72
Impairments	(39)	(231)
Income from continuing operations	1,593	1,613
Discontinued operations	160	(31)
Net income	$ 1,753	$ 1,582

North America E&P segment income increased $147 million in 2013 compared to 2012. The increase was largely due to increased liquid hydrocarbon net sales volumes primarily in the Eagle Ford, Bakken and Oklahoma resource basins, partially offset by higher DD&A associated with the higher sales volumes. Segment income was also negatively impacted by higher exploration expenses related to non-cash unproved property impairments and the sale of our Alaska assets.

International E&P segment income decreased $237 million in 2013 compared to 2012. The decrease was primarily related to the lower liquid hydrocarbon net sales volumes in Libya and Norway and lower average liquid hydrocarbon price realizations, as well as higher exploration expenses, partially offset by lower DD&A associated with the lower sales volumes.

Oil Sands Mining segment income increased $35 million in 2013 compared to 2012. This increase was primarily due to a higher proportion of net sale volumes in 2013 related to a premium grade of synthetic crude oil with a higher corresponding price realization.

Consolidated Results of Operations: 2012 compared to 2011

Consolidated income from continuing operations before income taxes in 2012 was 38 percent higher than in 2011 primarily related to increases in North America E&P and International E&P liquid hydrocarbon net sales volumes and higher average price realizations in International E&P. The effective tax rate for continuing operations was 74 percent in 2012 compared to 61 percent in 2011, with the increase primarily related to resumption in 2012 of sales in Libya, which is a higher tax jurisdiction. Also, in 2011 we were not in an excess foreign tax credit position for the entire year as we were in 2012.

Sales and other operating revenues, including related party are summarized by segment in the following table:

(In millions)	2012	2011
Sales and other operating revenues, including related party		
North America E&P	$ 3,944	$ 3,364
International E&P	7,445	5,851
Oil Sands Mining	1,521	1,535
Segment sales and other operating revenues, including related party	12,910	10,750
Unrealized gain (loss) on crude oil derivative instruments	53	—
Sales and other operating revenues, including related party	$ 12,963	$ 10,750

North America E&P sales and other operating revenues increased $580 million in 2012 from 2011 primarily due to higher liquid hydrocarbon net sales volumes resulting from ongoing development programs in the Eagle Ford and Bakken, partially offset by lower average liquid hydrocarbon and natural gas price realizations, when compared to 2011. Realized gains on our North America E&P crude oil derivative instruments were $15 million in 2012, while there were no open crude oil derivative instruments in 2011.

The following table gives details of net sales volumes and average price realizations of our North America E&P segment:

	2012	2011
North America E&P Operating Statistics		
Net liquid hydrocarbon sales volumes *(mbbld)*	107	75
Liquid hydrocarbon average price realizations *(per bbl)* [(a)(b)]	$85.80	$92.55
Net crude oil and condensate sales volumes *(mbbld)*	96	70
Crude oil and condensate average price realizations *(per bbl)* [(a)]	$91.30	$94.80
Net natural gas liquids sales volumes *(mbbld)*	11	5
Natural gas liquids average price realizations *(per bbl)* [(a)]	$39.57	$58.53
Net natural gas sales volumes *(mmcfd)*	358	326
Natural gas average price realizations *(per mcf)* [(a)]	$3.92	$4.95

(a) Excludes gains and losses on derivative instruments.

(b) Inclusion of realized gains on crude oil derivative instruments would have increased average liquid hydrocarbon price realizations by $0.40 per bbl for 2012. There were no crude oil derivative instruments in 2011.

International E&P sales and other operating revenues increased $1,594 million in 2012 from 2011 primarily as a result of the previously discussed resumption of liquid hydrocarbon sales in Libya. Higher average liquid hydrocarbon price realizations during 2012, again primarily related to Libyan crude oil, also contributed to the revenue increase.

The following table gives details of net sales volumes and average price realizations of our International E&P segment:

	2012	2011
International E&P Operating Statistics		
Net liquid hydrocarbon sales volumes *(mbbld)*[(a)]		
Europe	97	101
Africa	78	43
Total International E&P	175	144
Liquid hydrocarbon average price realizations *(per bbl)*		
Europe	$115.16	$115.55
Africa	$98.52	$73.21
Total International E&P	$107.78	$102.96
Net natural gas sales volumes *(mmcfd)*		
Europe[(b)]	101	97
Africa	443	443
Total International E&P	544	540
Natural gas average price realizations *(per mcf)*		
Europe	$10.47	$9.84
Africa[(c)]	$0.43	$0.24
Total International E&P	$2.29	$1.97

(a) Corresponds with the basis for fiscal settlements with governments, representing equity tanker liftings and direct deliveries of liquid hydrocarbons.
(b) Includes natural gas acquired for injection and subsequent resale of 15 mmcfd and 16 mmcfd for 2012 and 2011.
(c) Primarily represents fixed prices under long-term contracts with Alba Plant LLC, AMPCO, and EGHoldings, equity method investees. We include our share of Alba Plant LLC's, AMPCO's and EGHoldings' income in our International E&P segment.

Oil Sands Mining sales and other operating revenues decreased $14 million in 2012 from 2011. This decrease was primarily the result of lower average price realizations which were partially offset by higher net sales volumes.

The following table gives details of net sales volumes and average price realizations of our Oil Sands Mining segment:

	2012	2011
Oil Sands Mining Operating Statistics		
Net synthetic crude oil sales volumes *(mbbld)* [(a)]	47	43
Synthetic crude oil average price realizations *(per bbl)*	$81.72	$91.65

(a) Includes blendstocks.

Unrealized gains and losses on crude oil derivative instruments are included in total sales and other operating revenues but are not allocated to the segments. These crude oil derivative instruments resulted in a net unrealized gain of $53 million in 2012, however, there were no open crude oil derivative instruments in 2011. See Item 8. Financial Statements and Supplementary Data - Note 16 to the consolidated financial statements for additional information about our derivative positions.

Marketing revenues decreased $1,190 million in 2012 from 2011. North America E&P segment marketing activities, which serve to aggregate volumes in order to satisfy transportation commitments as well as to achieve flexibility within product types and delivery points, decreased in 2012 as a result of market dynamics and slightly lower commodity prices.

Income from equity method investments decreased $92 million in 2012 from the prior year primarily due to lower natural gas prices and turnarounds early in 2012 at our facilities in E.G. Also, in January 2012, we sold our equity investments in several Gulf of Mexico crude oil pipelines.

Net gain (loss) on disposal of assets in 2012 consisted primarily of the $166 million pretax gain on the sale of our interests in several Gulf of Mexico crude oil pipeline systems and a $36 million pretax loss related to our exit from Indonesia. In 2011, the net gain on disposal of assets was primarily related to the $37 million pretax gain related to the assignment of interests in our DJ Basin acreage position, the $34 million pretax gain on the sale of our interest in the Burns Point gas plant and the $8 million pretax gain on the sale of our interest in the Alaska LNG facility. See Item 8. Financial Statements and Supplementary Data - Note 6 to the consolidated financial statements for information about these dispositions.

Production expenses increased $251 million in 2012 from 2011. The increase is primarily related to increased liquid hydrocarbon net sales volumes in the Eagle Ford, Bakken and Libya as well as the 2012 planned turnaround in the U.K.

The following table provides production expense rates (expense per boe) for each segment:

($ per boe)	2012	2011
North America E&P	$11.59	$11.51
International E&P	$5.13	$4.80
Oil Sands Mining [(a)]	$45.95	$46.27

(a) Production expense per synthetic crude oil barrel (before royalties) includes production costs, shipping and handling, taxes other than income and insurance costs and excludes pre-development costs.

Marketing expenses decreased $1,154 million in 2012 from the prior year, consistent with the decreases in marketing revenues discussed above.

Exploration expenses were $65 million higher in 2012 than in 2011, primarily due to larger non-cash unproved property impairments. Unproved property impairments in 2012 related to Marcellus, Eagle Ford and Indonesia. The following table summarizes the components of exploration expenses.

(In millions)	2012	2011
Unproved property impairments	$ 227	$ 79
Dry well costs	230	278
Geological and geophysical	135	124
Other	114	160
Total exploration expenses	$ 706	$ 641

Depreciation, depletion and amortization increased $214 million in 2012 from the prior year. Our segments apply the units-of-production method to the majority of their assets; therefore, the previously discussed increases in North America E&P and International E&P sales volumes generally result in similar changes in DD&A. There was no depletion of our Alaska assets for much of 2012 because they were held for sale, which partially offset the DD&A increase.

The DD&A rate (expense per boe), which is impacted by changes in reserves and capitalized costs, can also cause changes in our DD&A. The decreases in both the North America E&P and International E&P DD&A rates in 2012 compared to 2011 were primarily due to proved reserve additions.

The following table provides DD&A rates for each segment:

($ per boe)	2012	2011
North America E&P	$23.45	$25.15
International E&P	$8.08	$9.70
Oil Sands Mining	$12.57	$12.43

Impairments in 2012 primarily related to the Ozona development in the Gulf of Mexico and to our Powder River Basin asset in Wyoming. Impairments in 2011 primarily related to the Droshky development in the Gulf of Mexico and an intangible asset for an LNG delivery contract at Elba Island. See Item 8. Financial Statements and Supplementary Data - Note 15 to the consolidated financial statements for information about these impairments.

Taxes other than income include production, severance and ad valorem taxes in the United States, which tend to increase or decrease in relation to sales volumes and revenues, and increased $55 million in 2012 from 2011. With the increase in revenues related to higher sales volumes, production and severance taxes increased. In addition, ad valorem taxes are higher because the value of our U.S. assets increased with the acquisitions in the Eagle Ford shale.

Net interest and other increased $112 million in 2012 from 2011 primarily due to lower capitalized interest in 2012. See Item 8. Financial Statements and Supplementary Data - Note 9 to the consolidated financial statements for more detailed information.

Loss on early extinguishment of debt relates to debt retirements in February and March of 2011.

Provision for income taxes increased $1,791 million in 2012 from 2011 primarily due to the increase in pretax income from continuing operations, including the impact of the resumption of sales in Libya in the first quarter of 2012. The following is an analysis of the effective income tax rates for 2012 and 2011:

	2012	2011
Statutory rate applied to income from continuing operations before income taxes	35%	35%
Effects of foreign operations, including foreign tax credits	18	6
Change in permanent reinvestment assertion	—	5
Adjustments to valuation allowances	21	14
Tax law changes	—	1
Effective income tax rate on continuing operations	74%	61%

The effective income tax rate is influenced by a variety of factors including the geographic sources of income and the relative magnitude of these sources of income. The provision for income taxes is allocated on a discrete, stand-alone basis to pretax segment income and to individual items not allocated to segments. The difference between the total provision and the sum of the amounts allocated to segments appears in the "Corporate and other unallocated items" shown in the reconciliation of segment income to net income below.

Effects of foreign operations – The effects of foreign operations on our effective tax rate increased in 2012 as compared to 2011, primarily due to the resumption of sales in Libya in the first quarter of 2012, where the statutory rate is in excess of 90 percent.

Change in permanent reinvestment assertion – In the second quarter of 2011, we recorded $716 million of deferred U.S. tax on undistributed earnings of $2,046 million that we previously intended to permanently reinvest in foreign operations. Offsetting this tax expense were associated foreign tax credits of $488 million. In addition, we reduced our valuation allowance related to foreign tax credits by $228 million due to recognizing deferred U.S. tax on previously undistributed earnings.

Adjustments to valuation allowances – In 2012 and 2011, we increased the valuation allowance against foreign tax credits because it is more likely than not that we will be unable to realize all U.S. benefits on foreign taxes accrued in those years.

See Item 8. Financial Statements and Supplementary Data - Note 10 to the consolidated financial statements for further information about income taxes.

Discontinued operations is presented net of tax, and reflects our downstream business that was spun off June 30, 2011 and our Angola business which we agreed to sell in 2013. See Item 8. Financial Statements and Supplementary Data – Notes 3 and 6 to the consolidated financial statements for additional information.

Segment Results: 2012 compared to 2011

Segment income for 2012 and 2011 is summarized and reconciled to net income in the following table.

(In millions)	2012	2011
North America E&P	$ 382	$ 392
International E&P	1,660	1,991
Oil Sands Mining	171	261
Segment income	2,213	2,644
Items not allocated to segments, net of income taxes:		
Corporate and other unallocated items	(475)	(359)
Unrealized gain on crude oil derivative instruments	34	—
Net gain on dispositions	72	45
Impairments	(231)	(195)
Loss on early extinguishment of debt	—	(176)
Tax effect of subsidiary restructuring	—	(122)
Deferred income tax items	—	(61)
Water abatement - Oil Sands	—	(48)
Eagle Ford transaction costs	—	(10)
Income from continuing operations	1,613	1,718
Discontinued operations	(31)	1,228
Net income	$ 1,582	$ 2,946

North America E&P segment income decreased $10 million in 2012 compared to 2011. The decrease is largely due to lower liquid hydrocarbon price realizations and increased exploration expenses due to non-cash unproved property impairments, partially offset by higher liquid hydrocarbon net sales volumes primarily in the Eagle Ford and Bakken.

International E&P segment income decreased $331 million in 2012 compared to 2011. The decrease included lower earnings in the U.K. and E.G., partially offset by higher earnings in Libya. Also, in 2011 we were not in an excess foreign tax credit position for the entire year as we were in 2012.

Oil Sands Mining segment income decreased $90 million in 2012 compared to 2011. The decrease is primarily due to lower synthetic crude oil price realizations partially offset by higher net sales volumes.

Management's Discussion and Analysis of Financial Condition, Cash Flows and Liquidity

Cash Flows

Net cash provided by continuing operations was $5,091 million in 2013 compared to $4,036 million in 2012 and $5,441 million in 2011. The $1,055 million increase in 2013 primarily reflects the impact of increased North America E&P liquid hydrocarbon net sales volumes on operating income. The $1,405 million decrease in 2012 was primarily the result of working capital changes related to the 2012 ramp-up of operations in the Eagle Ford and Libya along with the timing of tax payments.

Net cash used in investing activities related to continuing operations totaled $4,294 million in 2013 compared to $5,092 million in 2012 and $6,865 million in 2011. Significant investing activities include acquisitions, additions to property, plant and equipment and asset disposals.

Acquisitions in 2013, 2012 and 2011 included proved and unproved assets in the Eagle Ford. See Item 8. Financial Statements and Supplementary Data – Note 5 to the consolidated financial statements for further information about the transactions. In recent years, the focus of most of our capital spending has been in our North America E&P segment related to unconventional resource plays like the Eagle Ford, Bakken and Oklahoma resource basins.

Disposals of assets totaled $450 million, $467 million, and $518 million in 2013, 2012 and 2011. In 2013, net proceeds were primarily related to the sales of our interests in Alaska, the Neptune gas plant, and the DJ Basin. In 2012, net proceeds were primarily from the sales of our interests in several Gulf of Mexico crude oil pipeline systems, a sell-down of our interests in the Harir and Safen blocks in the Kurdistan Region of Iraq, and the final collection of proceeds on a 2009 asset sale. Several sales of non-core assets and acreage sell-downs in 2011 resulted in net proceeds of $518 million. See Item 8. Financial Statements and Supplementary Data – Note 6 to the consolidated financial statements for more information about dispositions.

Financing activities related to continuing operations resulted in a use of cash of $1,162 million in 2013, provided cash of $1,600 million in 2012 and used cash of $5,211 million in 2011. Debt repayments of $182 million, $145 million, and $2,877 million occurred in 2013, 2012 and 2011. Purchases of common stock used $500 million in cash during 2013 and $300 million in 2011. Dividend payments were uses of cash in every year. Sources of cash in 2012 included the issuance of a net $200 million in commercial paper and $2 billion in senior notes. In connection with the spin-off, we distributed $1,622 million to MPC in the second quarter of 2011.

Liquidity and Capital Resources

Our main sources of liquidity are cash and cash equivalents, internally generated cash flow from operations, the issuance of notes, our committed revolving credit facility and sales of non-strategic assets. Our working capital requirements are supported by these sources and we may issue commercial paper backed by our $2.5 billion revolving credit facility to meet short-term cash requirements. We issued $10,870 million and repaid $10,935 million of commercial paper in 2013, leaving a balance of $135 million outstanding at December 31, 2013. Because of the alternatives available to us as discussed above and access to capital markets through the shelf registration discussed below, we believe that our short-term and long-term liquidity is adequate to fund not only our current operations, but also our near-term and long-term funding requirements including our capital spending programs, dividend payments, defined benefit plan contributions, repayment of debt maturities, share repurchase program and other amounts that may ultimately be paid in connection with contingencies.

Capital Resources

Credit Arrangements and Borrowings

At December 31, 2013, we had $6,462 million in long-term debt outstanding, $68 million of which is due within one year. We do not have any triggers on any of our corporate debt that would cause an event of default in the case of a downgrade of our credit ratings.

At December 31, 2013, we had no borrowings against our revolving credit facility and had $135 million in commercial paper outstanding under our commercial paper program, which is backed by the revolving credit facility. See Item 8. Financial Statements and Supplementary Data – Note 17 to the consolidated financial statements for a description of the revolving credit facility.

2014 Asset Disposals

The sale of our interest in Angola Block 31 closed in February 2014 for proceeds of $1.5 billion before closing adjustments. These proceeds will be used to repurchase $500 million of common stock with the remainder to be used for general corporate purposes. The sale of our interest in Angola Block 32 for proceeds of $590 million before closing adjustments is expected to close in the first quarter of 2014.

Shelf Registration

We are a "well-known seasoned issuer" for purposes of SEC rules, thereby allowing us to use a universal shelf registration statement should we choose to issue and sell various types of equity and debt securities. Beginning in the first quarter of 2013, we changed our reportable segments and subsequently have recast all periods presented in this Annual Report on Form 10-K to reflect these new segments in our consolidated financial statements. We expect to update and file our universal shelf registration statement shortly after the filing of this Annual Report on Form 10-K with the SEC.

Cash-Adjusted Debt-To-Capital Ratio

Our cash-adjusted debt-to-capital ratio (total debt-minus-cash to total debt-plus-equity-minus-cash) was 25 percent at December 31, 2013 and 2012.

(Dollars in millions)	2013	2012
Commercial paper	$ 135	$ 200
Long-term debt due within one year	68	184
Long-term debt	6,394	6,512
Total debt	$ 6,597	$ 6,896
Cash	$ 264	$ 684
Equity	$ 19,344	$ 18,283
Calculation:		
Total debt	$ 6,597	$ 6,896
Minus cash	264	684
Total debt minus cash	6,333	6,212
Total debt	6,597	6,896
Plus equity	19,344	18,283
Minus cash	264	684
Total debt plus equity minus cash	$ 25,677	$ 24,495
Cash-adjusted debt-to-capital ratio	25%	25%

Capital Requirements

Capital Spending

Our approved capital, investment and exploration spending budget for 2014 is $5,882 million. Additional details related to this 2014 budget are discussed in Outlook.

Share Repurchase Program

In 2013, our Board of Directors increased the authorization for repurchases of our common stock by $1.2 billion, bringing the total authorized to $6.2 billion of which $2.5 billion is remaining. As of December 31, 2013, we had repurchased 92 million common shares at a cost of $3,722 million, with 14 million shares acquired at a cost of $500 million during the third quarter of 2013, 12 million shares acquired at a cost of $300 million in the third quarter of 2011 and 66 million shares purchased for $2,922 million prior to the spin-off of our downstream business. As previously discussed, a portion of the proceeds from the sale of our interest in Angola Block 31 will be used to repurchase $500 million of common stock. Purchases under the repurchase program may be in either open market transactions, including block purchases, or in privately negotiated transactions. This program may be changed based upon our financial condition or changes in market conditions and is subject to termination prior to completion. The program's authorization does not include specific price targets or timetables. The timing of purchases under the program will be influenced by cash generated from operations, proceeds from potential asset sales, cash from available borrowings and market conditions.

Other Expected Cash Outflows

We plan to make contributions of up to $77 million to our funded pension plans during 2014, and $11 million of that amount was paid in January 2014. Cash contributions to be paid from our general assets for the unfunded pension and postretirement plans are expected to be approximately $74 million and $19 million in 2014. As of December 31, 2013, $135 million of commercial paper and $68 million of our long-term debt is due in the next twelve months.

Dividends of $508 million were paid during 2013 reflecting quarterly dividends of $0.17 per share in the first two quarters of the year and $0.19 per share in the last two quarters for a per share increase of 12 percent. On January 29, 2014, we announced that our Board of Directors had declared a dividend of $0.19 cents per share on Marathon Oil common stock, payable March 10, 2014, to stockholders of record at the close of business on February 19, 2014.

Our opinions concerning liquidity and our ability to avail ourselves in the future of the financing options mentioned in the above forward-looking statements are based on currently available information. If this information proves to be inaccurate, future availability of financing may be adversely affected. Factors that affect the availability of financing include our performance (as measured by various factors including cash provided from operating activities), the state of worldwide debt and equity markets, investor perceptions and expectations of past and future performance, the global financial climate, and, in particular, with respect to borrowings, the levels of our outstanding debt and credit ratings by rating agencies. The discussion of liquidity above also contains forward-looking statements regarding the use of proceeds from the sale of our interest in Angola Block 31, the timing and amount of repurchasing additional common stock and the timing of closing the sale of our interest in Angola Block 32. The expectations with respect to the use of proceeds from the sale of our interest in Angola Block 31 and the timing and amount of repurchasing additional common stock could be affected by changes in the prices and demand for liquid hydrocarbons and natural gas, actions of competitors, disruptions or interruptions of our exploration or production operations, unforeseen hazards such as weather conditions or acts of war or terrorist acts and other operating and economic considerations. The sale of our interest in Angola Block 32 is subject to customary closing conditions. The discussion of liquidity above also contains forward-looking statements regarding planned funding of pension plans, which are based on current expectations, estimates and projections and are not guarantees of actual performance.

Contractual Cash Obligations

The table below provides aggregated information on our consolidated obligations to make future payments under existing contracts as of December 31, 2013.

(In millions)	Total	2014	2015-2016	2017-2018	Later Years
Short and long-term debt (excludes interest)[a]	$ 6,572	$ 203	$ 1,068	$ 1,536	$ 3,765
Lease obligations	235	46	78	44	67
Purchase obligations:					
Oil and gas activities[b]	1,294	742	391	74	87
Service and materials contracts[c]	925	192	231	100	402
Transportation and related contracts	1,345	211	330	201	603
Drilling rigs and fracturing crews[d]	1,037	554	461	22	—
Other	237	42	57	32	106
Total purchase obligations	4,838	1,741	1,470	429	1,198
Other long-term liabilities reported in the consolidated balance sheet[e]	1,258	181	276	244	557
Total contractual cash obligations[f]	$ 12,903	$ 2,171	$ 2,892	$ 2,253	$ 5,587

(a) We anticipate cash payments for interest of $299 million for 2014, $596 million for 2015-2016, $520 million for 2017-2018 and $2,619 million for the remaining years for a total of $4,034 million.

(b) Oil and gas activities include contracts to acquire property, plant and equipment and commitments for oil and gas exploration such as costs related to contractually obligated exploratory work programs that are expensed immediately.

(c) Service and materials contracts include contracts to purchase services such as utilities, supplies and various other maintenance and operating services.

(d) Some contracts may be canceled at an amount less than the contract amount. Were we to elect that option where possible at December 31, 2013 our minimum commitment would be $905 million.

(e) Primarily includes obligations for pension and other postretirement benefits including medical and life insurance. We have estimated projected funding requirements through 2023. Also includes amounts for uncertain tax positions.

(f) This table does not include the estimated discounted liability for dismantlement, abandonment and restoration costs of oil and gas properties of $2,096 million. See Item 8. Financial Statements and Supplementary Data – Note 18 to the consolidated financial statements.

Transactions with Related Parties

We own a 63 percent working interest in the Alba field offshore E.G. Onshore E.G., we own a 52 percent interest in an LPG processing plant, a 60 percent interest in an LNG production facility and a 45 percent interest in a methanol production plant, each through equity method investees. We sell our natural gas from the Alba field to these equity method investees as the feedstock for their production processes.

Off-Balance Sheet Arrangements

Off-balance sheet arrangements comprise those arrangements that may potentially impact our liquidity, capital resources and results of operations, even though such arrangements are not recorded as liabilities under accounting principles generally accepted in the U.S. Although off-balance sheet arrangements serve a variety of our business purposes, we are not dependent on these arrangements to maintain our liquidity and capital resources, and we are not aware of any circumstances that are reasonably likely to cause the off-balance sheet arrangements to have a material adverse effect on liquidity and capital resources.

We will issue stand alone letters of credit when required by a business partner. Such letters of credit outstanding at December 31, 2013, 2012 and 2011 aggregated $119 million, $139 million, and $231 million. Most of the letters of credit are in support of obligations recorded in the consolidated balance sheet. For example, they are issued to counterparties to insure our payments for outstanding company debt and future abandonment liabilities.

Outlook

Budget

Our Board of Directors approved a capital, investment and exploration spending budget of $5,882 million for 2014, including budgeted capital expenditures of $5,777 million. Our capital, investment and exploration spending budget is broken down by reportable segment in the table below.

(In millions)	2014 Budget	Percent of Total
North America E&P	$ 4,241	72%
International E&P	1,242	21%
Oil Sands Mining	294	5%
Segment total	5,777	98%
Corporate and other	105	2%
Total capital, investment and exploration spending budget	$ 5,882	100%

We continue to focus on growing profitable reserves and production worldwide. In 2014, we are accelerating drilling activity in our three key U.S. unconventional resource plays: the Eagle Ford, Bakken and Oklahoma resource basins, which account for approximately 60 percent of our budget. The majority of spending in our unconventional resource plays is intended for drilling. With an increased number of rigs in each of these areas, we plan to drill more net wells in these areas than in any previous year. We also have dedicated a portion of our capital budget in these areas to facility construction and recompletions. In our conventional assets, we will follow a disciplined spending plan that is intended to provide stable production,with approximately 23 percent of our budget allocated to the development of these assets worldwide. We also plan to either drill or participate in 8 to 10 exploration wells throughout our portfolio, with 10 percent of our budget allocated to exploration projects. For additional information about expected exploration and development activities see Item 1. Business.

The above discussion includes forward-looking statements with respect to projected spending and investment in exploration and development activities under the 2014 capital, investment and exploration spending budget, accelerated rig and drilling activity in the Eagle Ford, Bakken, and Oklahoma resource basins, and future exploratory and development drilling activity. Some factors which could potentially affect these forward-looking statements include pricing, supply and demand for liquid hydrocarbons and natural gas, the amount of capital available for exploration and development, regulatory constraints, timing of commencing production from new wells, drilling rig availability, availability of materials and labor, other risks associated with construction projects, unforeseen hazards such as weather conditions, acts of war or terrorist acts and the governmental or military response, and other geological, operating and economic considerations. These forward-looking statements may be further affected by the inability to obtain or delay in obtaining necessary government and third-party approvals or permits. The development projects could further be affected by presently known data concerning size and character of reservoirs, economic recoverability, future drilling success and production experience. The foregoing factors (among others) could cause actual results to differ materially from those set forth in the forward-looking statements.

Sales Volumes

We expect to increase our U.S. resource plays' net sales volumes by more than 30 percent in 2014 compared to 2013, excluding dispositions. In addition, we expect total production growth to be approximately 4 percent in 2014 versus 2013, excluding dispositions and Libya.

Acquisitions and Dispositions

Excluded from our budget are the impacts of acquisitions and dispositions not previously announced. We continually evaluate ways to optimize our portfolio through acquisitions and divestitures and exceeded our previously stated goal of divesting between $1.5 billion and $3.0 billion of assets over the period of 2011 through 2013. For the three-year period ended December 31, 2013, we closed or entered agreements for approximately $3.5 billion in divestitures, of which $2.1 billion is from the sales of our Angola assets. The sale of our interest in Angola Block 31 closed in February 2014 and the sale of our interest in Angola Block 32 is expected to close in the first quarter of 2014.

In December 2013, we announced the commencement of efforts to market our assets in the North Sea, both in the U.K. and Norway, which would simplify and concentrate our portfolio to higher margin growth opportunities and increase our production growth rate.

The above discussion includes forward-looking statements with respect to our percentage growth rate of production, production available for sale, the sale of our interest in Angola Block 32 and the possible sale of our U.K. and Norway assets. Some factors which could potentially affect our percentage growth rate of production and production available for sale include pricing, supply and demand for liquid hydrocarbons and natural gas, the amount of capital available for exploration and development, regulatory constraints, timing of commencing production from new wells, drilling rig availability, availability of materials and labor, the inability to obtain or delay in obtaining necessary government or third-party approvals and permits, unforeseen hazards such as weather conditions, acts of war or terrorist acts and the governmental or military response thereto, and other geological, operating and economic considerations. Actual results may differ materially from these expectations, estimates and projections and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and difficult to predict. The timing of closing the sale of our interest in Block 32 is subject to customary closing conditions. The possible sale of our U.K. and Norway assets is subject to the identification of one or more buyers, successful negotiations, board approval and execution of definitive agreements. The foregoing factors (among others) could cause actual results to differ materially from those set forth in the forward-looking statements.

Management's Discussion and Analysis of Environmental Matters, Litigation and Contingencies

We have incurred and may continue to incur substantial capital, operating and maintenance, and remediation expenditures as a result of environmental laws and regulations. If these expenditures, as with all costs, are not ultimately reflected in the prices of our products and services, our operating results will be adversely affected. We believe that substantially all of our competitors must comply with similar environmental laws and regulations. However, the specific impact on each competitor may vary depending on a number of factors, including the age and location of its operating facilities, marketing areas, and production processes.

Legislation and regulations pertaining to climate change and greenhouse gas emissions have the potential to materially adversely impact our business, financial condition, results of operations and cash flows, including costs of compliance and permitting delays. The extent and magnitude of these adverse impacts cannot be reliably or accurately estimated at this time because specific regulatory and legislative requirements have not been finalized and uncertainty exists with respect to the measures being considered, the costs and the time frames for compliance, and our ability to pass compliance costs on to our customers. For additional information see Item 1A. Risk Factors.

We accrue for environmental remediation activities when the responsibility to remediate is probable and the amount of associated costs can be reasonably estimated. As environmental remediation matters proceed toward ultimate resolution or as additional remediation obligations arise, charges in excess of those previously accrued may be required. For additional information see Item 8. Financial Statements and Supplementary Data – Note 25 to the consolidated financial statements.

New or expanded environmental requirements, which could increase our environmental costs, may arise in the future. We comply with all legal requirements regarding the environment, but since not all costs are fixed or presently determinable (even under existing legislation) and may be affected by future legislation or regulations, it is not possible to predict all of the ultimate costs of compliance, including remediation costs that may be incurred and penalties that may be imposed.

For more information on environmental regulations that impact us, or could impact us, see Item 1. Business – Environmental, Health and Safety Matters, Item 1A. Risk Factors and Item 3. Legal Proceedings.

Critical Accounting Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the U.S. requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the respective reporting periods. Accounting estimates are considered to be critical if (1) the nature of the estimates and assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and (2) the impact of the estimates and assumptions on financial condition or operating performance is material. Actual results could differ from the estimates and assumptions used.

Estimated Quantities of Net Reserves

The estimation of quantities of net reserves is a highly technical process performed by our engineers for liquid hydrocarbons and natural gas and by outside consultants for synthetic crude oil, which is based upon several underlying assumptions that are subject to change. Estimates of reserves may change, either positively or negatively, as additional information becomes available and as contractual, operational, economic and political conditions change. We evaluate our reserves using drilling results, reservoir performance, seismic interpretation and future plans to develop acreage. The data for a given reservoir may also change substantially over time as a result of numerous factors including, but not limited to, additional development activity, production history and continual reassessment of the viability of production under varying economic conditions. Consequently, material revisions (upward or downward) to existing reserve estimates may occur from time to time. Reserve estimates are based upon an unweighted average of commodity prices in the prior 12-month period, using the closing prices on the first day of each month. These prices are not indicative of future market conditions. For a discussion of our reserve estimation process, including the use of third-party audits, see Item 1. Business.

We use the successful efforts method of accounting for our oil and gas producing activities. The successful efforts method inherently relies on the estimation of proved liquid hydrocarbon, natural gas and synthetic crude oil reserves.

The existence and the estimated amount of reserves affect, among other things, whether certain costs are capitalized or expensed, the amount and timing of costs depreciated, depleted or amortized into net income and the presentation of supplemental information on oil and gas producing activities. Additionally, both the expected future cash flows to be generated by oil and gas producing properties used in testing such properties for impairment and the expected future taxable income available to realize deferred tax assets also rely, in part, on estimates of quantities of net reserves.

Depreciation and depletion of liquid hydrocarbon, natural gas and synthetic crude oil producing properties is determined by the units-of-production method and could change with revisions to estimated proved reserves. Over the past three years, the impact on our depreciation and depletion rate due to revisions of previous reserve estimates has not been significant to any of our segments. The following table illustrates, on average, the sensitivity of each segment's units-of-production DD&A per boe and pretax income to a hypothetical five percent change in 2013 proved reserves based on 2013 production.

	Impact of a Five Percent Increase in Proved Reserves		Impact of a Five Percent Decrease in Proved Reserves	
(In millions, except per boe)	DD&A per boe	Pretax Income	DD&A per boe	Pretax Income
North America E&P	$ (1.25)	$ 92	$ 1.38	$ (101)
International E&P	(0.35)	30	0.38	(33)
Oil Sands Mining	$ (0.46)	$ 7	$ 0.73	$ (11)

Asset Retirement Obligations

We have material legal, regulatory and contractual obligations to remove and dismantle long-lived assets and to restore land or seabed at the end of oil and gas production operations, including bitumen mining operations. A liability equal to the fair value of such obligations and a corresponding capitalized asset retirement cost are recognized on the balance sheet in the period in which the legal obligation is incurred and a reasonable estimate of fair value can be made. The capitalized asset retirement cost is depreciated using the units-of-production method and the discounted liability is accreted over the period until the obligation is satisfied, the impacts of which are recognized as DD&A in the consolidated statements of income. In many cases, the satisfaction and subsequent discharge of these liabilities is projected to occur many years, or even decades, into the future. Furthermore, the legal, regulatory and contractual requirements often do not provide specific guidance regarding removal practices and the criteria that must be fulfilled when the removal and/or restoration event actually occurs.

Estimates of retirement costs are developed for each property based on numerous factors, such as the scope of the dismantlement, timing of settlement, interpretation of legal, regulatory and contractual requirements, type of production and processing structures, depth of water (if applicable), reservoir characteristics, depth of the reservoir, market demand for equipment, currently available dismantlement and restoration procedures and consultations with construction and engineering professionals. Inflation rates and credit-adjusted-risk-free interest rates are then applied to estimate the fair values of the obligations. To the extent these or other assumptions change after initial recognition of the liability, the fair value estimate is revised and the recognized liability adjusted, with a corresponding adjustment made to the related asset balance. See Item 8. Financial Statements and Supplementary Data – Note 18 to the consolidated financial statements for disclosures regarding our asset retirement obligation estimates.

An estimate of the sensitivity to net income if other assumptions had been used in recording these liabilities is not practical because of the number of obligations that must be assessed, the number of underlying assumptions and the wide range of possible assumptions.

Fair Value Estimates

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There are three approaches for measuring the fair value of assets and liabilities: the market approach, the income approach and the cost approach, each of which includes multiple valuation techniques. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to measure fair value by converting future amounts, such as cash flows or earnings, into a single present value, or range of present values, using current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace the service capacity of an asset. This is often referred to as current replacement cost. The cost approach assumes that the fair value would not exceed what it would cost a market participant to acquire or construct a substitute asset of comparable utility, adjusted for obsolescence.

The fair value accounting standards do not prescribe which valuation technique should be used when measuring fair value and do not prioritize among the techniques. These standards establish a fair value hierarchy that prioritizes the inputs used in applying the various valuation techniques. Inputs broadly refer to the assumptions that market participants use to make pricing decisions, including assumptions about risk. Level 1 inputs are given the highest priority in the fair value hierarchy while Level 3 inputs are given the lowest priority. The three levels of the fair value hierarchy are as follows:

- Level 1 – Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets as of the measurement date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 – Observable market-based inputs or unobservable inputs that are corroborated by market data. These are inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the measurement date.
- Level 3 – Unobservable inputs that are not corroborated by market data and may be used with internally developed methodologies that result in management's best estimate of fair value.

Valuation techniques that maximize the use of observable inputs are favored. Assets and liabilities are classified in their entirety based on the lowest priority level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement of assets and liabilities within the levels of the fair value hierarchy. See Item 8. Financial Statements and Supplementary Data – Note 15 to the consolidated financial statements for disclosures regarding our fair value measurements.

Significant uses of fair value measurements include:

- impairment assessments of long-lived assets;
- impairment assessments of goodwill;
- allocation of the purchase price paid to acquire businesses to the assets acquired and liabilities assumed; and
- recorded value of derivative instruments.

Impairment Assessments of Long-Lived Assets and Goodwill

The need to test long-lived assets and goodwill for impairment can be based on several indicators, including a significant reduction in prices of liquid hydrocarbons, natural gas or synthetic crude oil, unfavorable adjustments to reserves, significant changes in the expected timing of production, other changes to contracts or changes in the regulatory environment in which the property is located.

Long-lived assets in use are assessed for impairment whenever changes in facts and circumstances indicate that the carrying value of the assets may not be recoverable. For purposes of impairment evaluation, long-lived assets must be grouped at the lowest level for which independent cash flows can be identified, which generally is field-by-field for our North America E&P and International E&P assets and at the project level for OSM assets. If the sum of the undiscounted estimated cash flows from the use of the asset group and its eventual disposition is less than the carrying value of an asset group, the carrying value is written down to the estimated fair value.

Unlike long-lived assets, goodwill must be tested for impairment at least annually, or between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Goodwill is tested for impairment at the reporting unit level.

Fair value calculated for the purpose of testing our long-lived assets and goodwill for impairment is estimated using the present value of expected future cash flows method and comparative market prices when appropriate. Significant judgment is involved in performing these fair value estimates since the results are based on forecasted assumptions. Significant assumptions include:

- **Future liquid hydrocarbon, natural gas and synthetic crude oil prices.** Our estimates of future prices are based on our analysis of market supply and demand and consideration of market price indicators. Although these commodity prices may experience extreme volatility in any given year, we believe long-term industry prices are driven by global market supply and demand. To estimate supply, we consider numerous factors, including the worldwide resource base, depletion rates, and OPEC production policies. We believe demand is largely driven by global economic factors, such as population and income growth, governmental policies, and vehicle stocks. The prices we use in our fair value estimates are consistent with those used in our planning and capital investment reviews. There has been significant volatility in liquid hydrocarbon, natural gas and synthetic crude oil prices and estimates of such future prices are inherently imprecise.
- **Estimated quantities of liquid hydrocarbons, natural gas and synthetic crude oil.** Such quantities are based on a combination of reserve categories such that the combined volumes represent the most likely expectation of recovery.
- **Expected timing of production.** Production forecasts are the outcome of engineer studies which estimate reserves, as well as expected capital development programs. The actual timing of the production could be different than the projection. Cash flows realized later in the projection period are less valuable than those realized earlier due to the time value of money. The expected timing of production that we use in our fair value estimates is consistent with that used in our planning and capital investment reviews.
- **Discount rate commensurate with the risks involved.** We apply a discount rate to our expected cash flows based on a variety of factors, including market and economic conditions, operational risk, regulatory risk and political risk. This discount rate is also compared to recent observable market transactions, if possible. A higher discount rate decreases the net present value of cash flows.
- **Future capital requirements.** Our estimates of future capital requirements are based upon a combination of authorized spending and internal forecasts.

We base our fair value estimates on projected financial information which we believe to be reasonable. However, actual results may differ from these projections.

An estimate of the sensitivity to net income resulting from impairment calculations is not practicable, given the numerous assumptions (e.g. reserves, pricing and discount rates) that can materially affect our estimates. That is, unfavorable adjustments to some of the above listed assumptions may be offset by favorable adjustments in other assumptions.

Acquisitions

In accounting for business combinations, the purchase price paid to acquire a business is allocated to its assets and liabilities based on the estimated fair values of the assets acquired and liabilities assumed as of the date of acquisition. The excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired is recorded as goodwill. A significant amount of judgment is involved in estimating the individual fair values of property, plant and equipment and identifiable intangible assets. The most significant assumptions relate to the estimated fair values allocated to proved and unproved liquid hydrocarbon, natural gas and synthetic crude oil properties. Estimated fair values assigned to assets acquired can have a significant effect on our results of operations in the future. We use all available information to make these fair value determinations and, for certain acquisitions, engage third-party consultants for assistance. During 2013, 2012 and 2011, we completed several business combinations in the Eagle Ford, the purchase prices of which were allocated to the assets acquired and liabilities assumed based on their estimated fair values (see Item 8. Financial Statements and Supplementary Data – Note 5 to the consolidated financial statements).

The fair values used to allocate the purchase price of an acquisition are often estimated using the expected present value of future cash flows method, which requires us to estimate reserves as described above under Estimated Quantities of Net Reserves, project related future cash inflows and outflows and apply an appropriate discount rate. The estimates used in determining fair values are based on assumptions believed to be reasonable but which are inherently uncertain. Accordingly, actual results may differ from the projected results used to determine fair value.

Derivatives

We record all derivative instruments at fair value. Fair value measurements for all our derivative instruments are based on observable market-based inputs that are corroborated by market data and are discussed in Item 8. Financial Statements and Supplementary Data – Note 15 to the consolidated financial statements. Additional information about derivatives and their valuation may be found in Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Income Taxes

We are subject to income taxes in numerous taxing jurisdictions worldwide. Estimates of income taxes to be recorded involve interpretation of complex tax laws and assessment of the effects of foreign taxes on our U.S. federal income taxes.

We have recorded deferred tax assets and liabilities for temporary differences between book basis and tax basis, tax credit carryforwards and operating loss carryforwards. We routinely assess the realizability of our deferred tax assets and reduce such assets by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. In assessing the need for additional or adjustments to existing valuation allowances, we consider the preponderance of evidence concerning the realization of the deferred tax asset. We must consider any prudent and feasible tax planning strategies that might minimize the amount of deferred tax liabilities recognized or the amount of any valuation allowance recognized against deferred tax assets, if we can implement the strategies and we expect to implement them in the event the forecasted conditions actually occur. Assumptions related to the permanent reinvestment of the earnings of our foreign subsidiaries are reconsidered quarterly to give effect to changes in our portfolio of producing properties and in our tax profile.

Our net deferred tax assets, after valuation allowances, are expected to be realized through our future taxable income and the reversal of temporary differences. Numerous judgments and assumptions are inherent in the estimation of future taxable income, including factors such as future operating conditions (particularly as related to prevailing liquid hydrocarbon, natural gas and synthetic crude oil prices) and the assessment of the effects of foreign taxes on our U.S. federal income taxes. The estimates and assumptions used in determining future taxable income are consistent with those used in our planning and capital investment reviews. We consider a combination of reserve categories related to our existing producing properties, as well as estimated quantities of liquid hydrocarbon, natural gas and synthetic crude oil related to undeveloped discoveries if, in our judgment, it is likely that development plans will be approved in the foreseeable future. Assumptions regarding our ability to realize the U.S. federal benefit of foreign tax credits are based on certain estimates concerning future operating conditions (particularly as related to liquid hydrocarbon, natural gas and synthetic crude oil prices), future financial conditions, income generated from foreign sources and our tax profile in the year that such credits may be claimed.

Pension and Other Postretirement Benefit Obligations

Accounting for pension and other postretirement benefit obligations involves numerous assumptions, the most significant of which relate to the following:

- the discount rate for measuring the present value of future plan obligations;
- the expected long-term return on plan assets;
- the rate of future increases in compensation levels; and
- health care cost projections.

We develop our demographics and utilize the work of third-party actuaries to assist in the measurement of these obligations. We have selected different discount rates for our U.S. pension plans and our other U.S. postretirement benefit plans due to the different projected benefit payment patterns. In determining the assumed discount rates, our methods include a review of market yields on high-quality corporate debt and use of our third-party actuary's discount rate model. This model calculates an equivalent single discount rate for the projected benefit plan cash flows using a yield curve derived from bond yields. The yield curve represents a series of annualized individual spot discount rates from 0.5 to 99 years. The bonds used are rated AA or higher by a recognized rating agency, only non-callable bonds are included and outlier bonds (bonds that have a yield to maturity that significantly deviates from the average yield within each maturity grouping) are removed. Each issue is required to have at least $250 million par value outstanding. The constructed yield curve is based on those bonds representing the 50 percent highest yielding issuances within each defined maturity group.

Of the assumptions used to measure obligations and estimated annual net periodic benefit cost as of December 31, the discount rate has the most significant effect on the periodic benefit cost reported for the plans. The hypothetical impacts of a 0.25 percent change in the discount rates of 4.28 percent for our U.S. pension plans and 4.85 percent for our other U.S. postretirement benefit plans is summarized in the table below:

	Impact of a 0.25 Percent Increase in Discount Rate		Impact of a 0.25 Percent Decrease in Discount Rate	
(In millions)	Obligation	Expense	Obligation	Expense
U.S. pension plans	$ (38)	$ (4)	$ 40	$ 4
Other U.S. postretirement benefit plans	$ (7)	$ —	$ 8	$ —

The asset rate of return assumption for the funded U.S. plan considers the plan's asset mix (currently targeted at approximately 55 percent equity and high-yield bonds and 45 percent other fixed income securities), past performance and other factors. Certain components of the asset mix are modeled with various assumptions regarding inflation, debt returns and stock yields. Our long-term asset rate of return assumption is compared to those of other companies and to our historical returns for reasonableness. Decreasing the 6.75 percent asset rate of return assumption by 0.25 would not have a significant impact on our defined benefit pension expense. Effective January 1, 2014, the expected long-term rate of return was changed from 7.25 percent to 6.75 percent and this change also did not have a significant impact.

Compensation change assumptions are based on historical experience, anticipated future management actions and demographics of the benefit plans. Health care cost trend assumptions are developed based on historical cost data, the near-term outlook and an assessment of likely long-term trends.

Item 8. Financial Statements and Supplementary Data – Note 20 to the consolidated financial statements includes detailed information about the assumptions used to calculate the components of our annual defined benefit pension and other postretirement plan expense, as well as the obligations and accumulated other comprehensive income reported on the consolidated balance sheets.

Contingent Liabilities

We accrue contingent liabilities for environmental remediation, tax deficiencies related to operating taxes, and litigation claims when such contingencies are probable and estimable. Actual costs can differ from estimates for many reasons. For instance, settlement costs for claims and litigation can vary from estimates based on differing interpretations of laws, opinions on responsibility and assessments of the amount of damages. Similarly, liabilities for environmental remediation may vary from estimates because of changes in laws, regulations and their interpretation, additional information on the extent and nature of site contamination, and improvements in technology. Our in-house legal counsel regularly assesses these contingent liabilities. In certain circumstances, outside legal counsel is utilized.

We generally record losses related to these types of contingencies as other operating expense or general and administrative expense in the consolidated statements of income, except for tax contingencies unrelated to income taxes, which are recorded as taxes other than income. For additional information on contingent liabilities, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Management's Discussion and Analysis of Environmental Matters, Litigation and Contingencies.

An estimate of the sensitivity to net income if other assumptions had been used in recording these liabilities is not practical because of the number of contingencies that must be assessed, the number of underlying assumptions and the wide range of reasonably possible outcomes, in terms of both the probability of loss and the estimates of such loss.

Accounting Standards Not Yet Adopted

In June 2013, the FASB ratified the Emerging Issues Task Force consensus which requires that an unrecognized tax benefit (or a portion thereof) be presented as a reduction to a deferred tax asset for an available net operating loss carryforward, a similar tax loss or tax credit carryforward. This accounting standards update is effective for us beginning in the first quarter of 2014 and should be applied prospectively to unrecognized tax benefits that exist as of the effective date. Early adoption and retrospective application are permitted. Adoption of this accounting standards update will not have a significant impact on our consolidated results of operations, financial position or cash flows.

In February 2013, an accounting standards update was issued to provide guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, except for obligations such as asset retirement and environmental obligations, contingencies, guarantees, income taxes and retirement benefits, which are separately addressed within U.S. GAAP. An entity is required to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date as the sum of 1) the amount the entity agreed to pay on the basis of its arrangement among its co-obligors and 2) any amount the entity expects to pay on behalf of its co-obligors. Disclosure of the nature of the obligation, including how the liability arose, the relationship with other co-obligors and the terms and conditions of the arrangement is required. In addition, the total outstanding amount under the arrangement, not reduced by the effect of any amounts that may be recoverable from other entities, plus the carrying amount of any liability or receivable recognized must be disclosed. This accounting standards update is effective for us beginning in the first quarter of 2014 and should be applied retrospectively for those in-scope obligations resulting from joint and several liability arrangements that exist at the beginning of 2014. Early adoption is permitted. Adoption of this accounting standards update will not have a significant impact on our consolidated results of operations, financial position or cash flows.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks related to the volatility of liquid hydrocarbon, natural gas and synthetic crude oil prices. We employ various strategies, including the use of commodity derivative instruments, to manage the risks related to these price fluctuations. We are also exposed to market risks related to changes in interest rates and foreign currency exchange rates. We employ various strategies, including the use of financial derivative instruments, to manage the risks related to these fluctuations.

We are at risk for changes in the fair value of all of our derivative instruments; however, such risk should be mitigated by price or rate changes related to the underlying commodity or financial transaction.

We believe that our use of derivative instruments, along with our risk assessment procedures and internal controls, does not expose us to material adverse consequences. While the use of derivative instruments could materially affect our results of operations in particular quarterly or annual periods, we believe that the use of these instruments will not have a material adverse effect on our financial position or liquidity.

See Item 8. Financial Statements and Supplementary Data – Notes 15 and 16 to the consolidated financial statements for more information about the fair value measurement of our derivatives, the amounts recorded in our consolidated balance sheets and statements of income and the related notional amounts.

Commodity Price Risk

Our strategy is to obtain competitive prices for our products and allow operating results to reflect market price movements dictated by supply and demand. However, management will periodically protect prices on forecasted sales, as deemed appropriate. We use a variety of commodity derivative instruments, including futures, forwards, swaps and combinations of options, as part of an overall program to manage commodity price risk in our different businesses. Our consolidated results for 2013 and 2012 were impacted by crude oil derivatives related to a portion of our forecast North America E&P crude oil sales, all of which had terms that ended in December 2013.

We regularly use commodity derivative instruments in the North America E&P segment to manage natural gas price risk. Examples would include the hedging of storage and transportation assets, and when appropriate, managing equity price exposure.

Interest Rate Risk

We are impacted by interest rate fluctuations which affect the fair value of certain financial instruments. We manage our exposure to interest rate movements by utilizing financial derivative instruments. The primary objective of this program is to reduce our overall cost of borrowing by managing the mix of fixed and floating interest rate debt in our portfolio. As of December 31, 2013, we had multiple interest rate swap agreements with a total notional of $900 million designated as fair value hedges, which effectively results in an exchange of existing obligations to pay fixed interest rates for obligations to pay floating rates.

At December 31, 2013, our portfolio of long-term debt was substantially comprised of fixed rate instruments. Therefore, the fair value of the portfolio is relatively sensitive to interest rate fluctuations. Our sensitivity to interest rate declines and corresponding increases in the fair value of our debt portfolio unfavorably affects our results of operations and cash flows only when we elect to repurchase or otherwise retire fixed-rate debt at prices above carrying value.

Sensitivity analysis of the incremental effect of a hypothetical 10 percent change in interest rates on financial assets and liabilities as of December 31, 2013, is provided in the following table.

(In millions)	Fair Value	Incremental Change in Fair Value
Financial assets (liabilities): [a]		
Interest rate swap agreements	$ 8 [b]	$ 4
Long-term debt, including amounts due within one year	$ (6,922) [b][c]	$ (234)

[a] Fair values of cash and cash equivalents, receivables, commercial paper, accounts payable and accrued interest approximate carrying value and are relatively insensitive to changes in interest rates due to the short-term maturity of the instruments. Accordingly, these instruments are excluded from the table.

[b] Fair value was based on market prices where available, or current borrowing rates for financings with similar terms and maturities.

[c] Excludes capital leases.

Foreign Currency Exchange Rate Risk

We may manage our exposure to foreign currency exchange rates by utilizing forward and option contracts. The primary objective of this program is to reduce our exposure to movements in foreign currency exchange rates by locking in such rates. As of December 31, 2013, our foreign currency forwards had a notional of 2,387 million Norwegian Kroner, which served as a hedge of our current Norwegian tax liability. The incremental change in the fair value of foreign currency derivative contracts of a hypothetical 10 percent change in exchange rates at December 31, 2013 would be $39 million.

Counterparty Risk

We are also exposed to financial risk in the event of nonperformance by counterparties. The creditworthiness of counterparties is reviewed and master netting agreements are used when appropriate.

Safe Harbor

These quantitative and qualitative disclosures about market risk include forward-looking statements with respect to management's opinion about risks associated with the use of derivative instruments. These statements are based on certain assumptions with respect to market prices and industry supply of and demand for liquid hydrocarbons, natural gas and synthetic crude oil. If these assumptions prove to be inaccurate, future outcomes with respect to our use of derivative instruments may differ materially from those discussed in the forward-looking statements.

Item 8. Financial Statements and Supplementary Data

Index

	Page
Management's Responsibilities for Financial Statements	60
Management's Report on Internal Control over Financial Reporting	60
Report of Independent Registered Public Accounting Firm	61
Audited Consolidated Financial Statements	
Consolidated Statements of Income	62
Consolidated Statements of Comprehensive Income	63
Consolidated Balance Sheets	64
Consolidated Statements of Cash Flows	65
Consolidated Statements of Stockholders' Equity	66
Notes to Consolidated Financial Statements	67
Select Quarterly Financial Data (Unaudited)	102
Supplementary Information on Oil and Gas Producing Activities (Unaudited)	103
Supplemental Statistics (Unaudited)	111

Management's Responsibilities for Financial Statements

To the Stockholders of Marathon Oil Corporation:

The accompanying consolidated financial statements of Marathon Oil Corporation and its consolidated subsidiaries ("Marathon Oil") are the responsibility of management and have been prepared in conformity with accounting principles generally accepted in the United States. They necessarily include some amounts that are based on best judgments and estimates. The financial information displayed in other sections of this Annual Report on Form 10-K is consistent with these consolidated financial statements.

Marathon Oil seeks to assure the objectivity and integrity of its financial records by careful selection of its managers, by organization arrangements that provide an appropriate division of responsibility and by communications programs aimed at assuring that its policies and methods are understood throughout the organization.

The Board of Directors pursues its oversight role in the area of financial reporting and internal control over financial reporting through its Audit and Finance Committee. This Committee, composed solely of independent directors, regularly meets (jointly and separately) with the independent registered public accounting firm, management and internal auditors to monitor the proper discharge by each of their responsibilities relative to internal accounting controls and the consolidated financial statements.

/s/ Lee M. Tillman	/s/ John R. Sult
President and Chief Executive Officer	*Executive Vice President and Chief Financial Officer*

Management's Report on Internal Control over Financial Reporting

To the Stockholders of Marathon Oil Corporation:

Marathon Oil's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13(a) – 15(f) under the Securities Exchange Act of 1934). An evaluation of the design and effectiveness of our internal control over financial reporting, based on the original 1992 framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, was conducted under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer. Based on the results of this evaluation, Marathon Oil's management concluded that its internal control over financial reporting was effective as of December 31, 2013.

The effectiveness of Marathon Oil's internal control over financial reporting as of December 31, 2013 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ Lee M. Tillman	/s/ John R. Sult
President and Chief Executive Officer	*Executive Vice President and Chief Financial Officer*

Report of Independent Registered Public Accounting Firm

To the Stockholders of Marathon Oil Corporation:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Marathon Oil Corporation and its subsidiaries (the "Company") at December 31, 2013, and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in the original 1992 framework in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Houston, Texas
February 28, 2014

MARATHON OIL CORPORATION
Consolidated Statements of Income

(In millions, except per share data)	2013	2012	2011
Revenues and other income:			
Sales and other operating revenues, including related party	$ 12,419	$ 12,963	$ 10,750
Marketing revenues	2,082	2,729	3,919
Income from equity method investments	423	370	462
Net gain (loss) on disposal of assets	(29)	127	103
Other income	64	32	48
Total revenues and other income	14,959	16,221	15,282
Costs and expenses:			
Production	2,331	2,202	1,951
Marketing, including purchases from related parties	2,072	2,744	3,898
Other operating	439	425	533
Exploration	988	706	641
Depreciation, depletion and amortization	2,790	2,477	2,263
Impairments	96	371	310
Taxes other than income	352	248	193
General and administrative	687	699	663
Total costs and expenses	9,755	9,872	10,452
Income from operations	5,204	6,349	4,830
Net interest and other	(274)	(219)	(107)
Loss on early extinguishment of debt	—	—	(279)
Income from continuing operations before income taxes	4,930	6,130	4,444
Provision for income taxes	3,337	4,517	2,726
Income from continuing operations	1,593	1,613	1,718
Discontinued operations	160	(31)	1,228
Net income	$ 1,753	$ 1,582	$ 2,946
Per Share Data			
Basic:			
Income from continuing operations	$ 2.26	$ 2.28	$ 2.42
Discontinued operations	$ 0.23	$ (0.04)	$ 1.73
Net income	$ 2.49	$ 2.24	$ 4.15
Diluted:			
Income from continuing operations	$ 2.24	$ 2.27	$ 2.41
Discontinued operations	$ 0.23	$ (0.04)	$ 1.72
Net income	$ 2.47	$ 2.23	$ 4.13
Dividends	$ 0.72	$ 0.68	$ 0.80
Weighted average shares:			
Basic	705	706	710
Diluted	709	710	714

The accompanying notes are an integral part of these consolidated financial statements.

MARATHON OIL CORPORATION
Consolidated Statements of Comprehensive Income

(In millions)	2013	2012	2011
Net income	$ 1,753	$ 1,582	$ 2,946
Other comprehensive income (loss)			
Postretirement and postemployment plans			
Change in actuarial loss and other	296	(97)	16
Income tax benefit (provision)	(112)	35	20
Postretirement and postemployment plans, net of tax	184	(62)	36
Derivative hedges			
Net unrecognized gain	1	1	9
Income tax provision	—	—	(4)
Derivative hedges, net of tax	1	1	5
Foreign currency translation and other			
Unrealized gain (loss)	(3)	1	(1)
Income tax benefit (provision)	1	(3)	—
Foreign currency translation and other, net of tax	(2)	(2)	(1)
Other comprehensive income (loss)	183	(63)	40
Comprehensive income	$ 1,936	$ 1,519	$ 2,986

The accompanying notes are an integral part of these consolidated financial statements.

MARATHON OIL CORPORATION
Consolidated Balance Sheets

(In millions, except per share data)	December 31, 2013	2012
Assets		
Current assets:		
Cash and cash equivalents	$ 264	$ 684
Receivables	2,134	2,418
Inventories	364	361
Other current assets	213	299
Total current assets	2,975	3,762
Equity method investments	1,201	1,279
Property, plant and equipment, less accumulated depreciation, depletion and amortization of $21,895 and $19,266	28,145	28,272
Goodwill	499	525
Other noncurrent assets	2,800	1,468
Total assets	$ 35,620	$ 35,306
Liabilities		
Current liabilities:		
Commercial paper	$ 135	$ 200
Accounts payable	2,206	2,324
Payroll and benefits payable	240	217
Accrued taxes	1,445	1,983
Other current liabilities	239	173
Long-term debt due within one year	68	184
Total current liabilities	4,333	5,081
Long-term debt	6,394	6,512
Deferred tax liabilities	2,492	2,432
Defined benefit postretirement plan obligations	604	856
Asset retirement obligations	2,009	1,749
Deferred credits and other liabilities	444	393
Total liabilities	16,276	17,023
Commitments and contingencies		
Stockholders' Equity		
Preferred stock - no shares issued or outstanding (no par value, 26 million shares authorized)	—	—
Common stock:		
Issued – 770 million and 770 million shares (par value $1 per share, 1.1 billion shares authorized)	770	770
Securities exchangeable into common stock – no shares issued or outstanding (no par value, 29 million shares authorized)	—	—
Held in treasury, at cost – 73 million and 63 million shares	(2,903)	(2,560)
Additional paid-in capital	6,592	6,616
Retained earnings	15,135	13,890
Accumulated other comprehensive loss	(250)	(433)
Total stockholders' equity	19,344	18,283
Total liabilities and stockholders' equity	$ 35,620	$ 35,306

The accompanying notes are an integral part of these consolidated financial statements.

MARATHON OIL CORPORATION

Consolidated Statements of Cash Flows

(In millions)	2013	2012	2011
Increase (decrease) in cash and cash equivalents			
Operating activities:			
Net income	$ 1,753	$ 1,582	$ 2,946
Adjustments to reconcile net income to net cash provided by operating activities:			
Discontinued operations	(160)	31	(1,228)
Loss on early extinguishment of debt	—	—	279
Deferred income taxes	(60)	(224)	(193)
Depreciation, depletion and amortization	2,790	2,477	2,263
Impairments	96	371	310
Pension and other postretirement benefits, net	45	(31)	64
Exploratory dry well costs and unproved property impairments	798	457	357
Net (gain) loss on disposal of assets	29	(127)	(103)
Equity method investments, net	12	11	47
Changes in:			
Current receivables	277	(502)	9
Inventories	(16)	(32)	33
Current accounts payable and accrued liabilities	(616)	71	489
All other operating, net	143	(48)	168
Net cash provided by continuing operations	5,091	4,036	5,441
Net cash provided by (used in) discontinued operations	179	(19)	1,083
Net cash provided by operating activities	5,270	4,017	6,524
Investing activities:			
Acquisitions, net of cash acquired	(74)	(1,033)	(4,470)
Additions to property, plant and equipment	(4,766)	(4,593)	(2,986)
Disposal of assets	450	467	518
Investments - return of capital	61	57	59
Investing activities of discontinued operations	(227)	(347)	(802)
All other investing, net	35	10	14
Net cash used in investing activities	(4,521)	(5,439)	(7,667)
Financing activities:			
Commercial paper, net	(65)	200	—
Borrowings	—	1,997	—
Debt issuance costs	—	(21)	—
Debt repayments	(182)	(145)	(2,877)
Purchases of common stock	(500)	—	(300)
Dividends paid	(508)	(480)	(567)
Financing activities of discontinued operations	—	—	2,916
Distribution in spin-off	—	—	(1,622)
All other financing, net	93	49	155
Net cash provided by (used in) financing activities	(1,162)	1,600	(2,295)
Effect of exchange rate changes on cash	(7)	13	(20)
Net increase (decrease) in cash and cash equivalents	(420)	191	(3,458)
Cash and cash equivalents at beginning of period	684	493	3,951
Cash and cash equivalents at end of period	$ 264	$ 684	$ 493

The accompanying notes are an integral part of these consolidated financial statements.

MARATHON OIL CORPORATION
Consolidated Statements of Stockholders' Equity

	Total Equity of Marathon Oil Stockholders								
(In millions)	Preferred Stock	Common Stock	Securities Exchangeable into Common Stock	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Non-controlling Interest	Total Equity
January 1, 2011 Balance	$ —	$ 770	$ —	$ (2,665)	$ 6,756	$ 19,907	$ (997)	$ —	$ 23,771
Shares issued - stock-based compensation	—	—	—	257	(85)	—	—	—	172
Shares repurchased	—	—	—	(308)	—	—	—	—	(308)
Stock-based compensation	—	—	—	—	4	—	—	—	4
Net income	—	—	—	—	—	2,946	—	—	2,946
Other comprehensive income	—	—	—	—	—	—	40	—	40
Dividends paid	—	—	—	—	—	(567)	—	—	(567)
Purchase of subsidiary shares from non-controlling interest	—	—	—	—	—	—	—	7	7
Spin-off of downstream	—	—	—	—	5	(9,498)	587	—	(8,906)
December 31, 2011 Balance	$ —	$ 770	$ —	$ (2,716)	$ 6,680	$ 12,788	$ (370)	$ 7	$ 17,159
Shares issued - stock-based compensation	—	—	—	164	(75)	—	—	—	89
Shares repurchased	—	—	—	(8)	—	—	—	—	(8)
Stock-based compensation	—	—	—	—	22	—	—	—	22
Net income	—	—	—	—	—	1,582	—	—	1,582
Other comprehensive loss	—	—	—	—	—	—	(63)	—	(63)
Dividends paid	—	—	—	—	—	(480)	—	—	(480)
Purchase of subsidiary shares from non-controlling interest	—	—	—	—	—	—	—	(7)	(7)
Other	—	—	—	—	(11)	—	—	—	(11)
December 31, 2012 Balance	$ —	$ 770	$ —	$ (2,560)	$ 6,616	$ 13,890	$ (433)	$ —	$ 18,283
Shares issued - stock-based compensation	—	—	—	170	(44)	—	—	—	126
Shares repurchased	—	—	—	(513)	—	—	—	—	(513)
Stock-based compensation	—	—	—	—	20	—	—	—	20
Net income	—	—	—	—	—	1,753	—	—	1,753
Other comprehensive income	—	—	—	—	—	—	183	—	183
Dividends paid	—	—	—	—	—	(508)	—	—	(508)
December 31, 2013 Balance	$ —	$ 770	$ —	$ (2,903)	$ 6,592	$ 15,135	$ (250)	$ —	$ 19,344

(Shares in millions)	Preferred Stock	Common Stock	Securities Exchangeable into Common Stock	Treasury Stock
January 1, 2011 Balance	—	770	—	60
Shares issued - stock-based compensation	—	—	—	(6)
Shares repurchased	—	—	—	12
December 31, 2011 Balance	—	770	—	66
Shares issued - stock-based compensation	—	—	—	(3)
December 31, 2012 Balance	—	770	—	63
Shares issued - stock-based compensation	—	—	—	(4)
Shares repurchased	—	—	—	14
December 31, 2013 Balance	—	770	—	73

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of Principal Accounting Policies

We are engaged in worldwide exploration, production and marketing of liquid hydrocarbons and natural gas; production and marketing of products manufactured from natural gas, such as LNG and methanol, in E.G.; and oil sands mining, bitumen transportation and upgrading, and marketing of synthetic crude oil and vacuum gas oil in Canada.

Principles applied in consolidation – These consolidated financial statements include the accounts of our majority-owned, controlled subsidiaries. Investments in unincorporated joint ventures and undivided interests in certain operating assets are consolidated on a pro rata basis.

Equity method investments – Investments in entities over which we have significant influence, but not control, are accounted for using the equity method of accounting. This includes entities in which we hold majority ownership but the minority stockholders have substantive participating rights in the investee. Income from equity method investments represents our proportionate share of net income generated by the equity method investees.

Equity method investments are carried at our share of net assets plus loans and advances. Such investments are assessed for impairment whenever changes in the facts and circumstances indicate a loss in value has occurred, if the loss is deemed to be other than temporary. When the loss is deemed to be other than temporary, the carrying value of the equity method investment is written down to fair value, and the amount of the write-down is included in net income. Differences in the basis of the investments and the separate net asset value of the investees, if any, are amortized into net income over the remaining useful lives of the underlying assets, except for the excess related to goodwill.

Discontinued operations – Disclosures in this report related to results of operations and cash flows are presented on the basis of continuing operations unless otherwise stated. Due to the agreements entered in 2013 to sell our Angola assets (see Note 6), the corresponding results of operations and cash flows have been classified as discontinued operations for all presented periods. As a result of the spin-off of our downstream business in 2011 (see Note 3), the related results of operations and cash flows have been classified as discontinued operations for all periods prior to the spin-off.

Use of estimates – The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the respective reporting periods.

Reclassifications – Beginning in 2013, we changed the presentation of our consolidated statements of income, primarily to present additional details of revenues and expenses and to classify certain expenses more consistently with our peer group of independent exploration and production companies. To effect these changes, reclassifications of previously reported amounts were made and are reflected in these consolidated financial statements. As a result of the reclassifications, general and administrative expenses for 2012 and 2011 increased by $144 million and $119 million which primarily includes certain costs associated with operations support and operations management. Offsetting reductions are reflected in production, other operating and exploration expenses and taxes other than income.

Foreign currency transactions – The U.S. dollar is the functional currency of our foreign operating subsidiaries. Foreign currency transaction gains and losses are included in net income.

Revenue recognition – Revenues are recognized when products are shipped or services are provided to customers, title is transferred, the sales price is fixed or determinable and collectability is reasonably assured. We follow the sales method of accounting for crude oil and natural gas production imbalances and would recognize a liability if our existing proved reserves were not adequate to cover an imbalance. Imbalances have not been significant in the periods presented.

In the lower 48 states of the U.S., production volumes of liquid hydrocarbons and natural gas are generally sold immediately and transported to market. In international locations, liquid hydrocarbon production volumes may be stored as inventory and sold at a later time. In Canada, mined bitumen is first processed through an upgrader and then sold as synthetic crude oil. Both bitumen and synthetic crude oil may be stored as inventory.

Cash and cash equivalents – Cash and cash equivalents include cash on hand and on deposit and investments in highly liquid debt instruments with original maturities of three months or less.

Accounts receivable – The majority of our receivables are from joint interest owners in properties we operate or from purchasers of commodities, both of which are recorded at invoiced amounts and do not bear interest. We often have the ability to withhold future revenue disbursements to recover any non-payment of joint interest billings. We conduct credit reviews of commodity purchasers prior to making commodity sales to new customers or increasing credit for existing customers. Based on these reviews, we may require a standby letter of credit or a financial guarantee. Uncollectible accounts receivable are reserved against the allowance for uncollectible accounts when it is determined the receivable will not be collected and the amount of any reserve may be reasonably estimated.

Inventories – Inventories are carried at the lower of cost or market value. The majority of our inventories are recorded at average cost. The last-in, first-out ("LIFO") method is used for our U.S. crude oil and natural gas inventories.

We may enter into a contract to sell a particular quantity and quality of crude oil at a specified location and date to a particular counterparty, and simultaneously agree to buy a particular quantity and quality of the same commodity at a specified location on the same or another specified date from the same counterparty. We account for such matching buy/sell arrangements as exchanges of inventory.

Derivative instruments – We may use derivatives to manage a portion of our exposure to commodity price risk, interest rate risk and foreign currency exchange rate risk. All derivative instruments are recorded at fair value. Commodity derivatives and interest rate swaps are reflected on our consolidated balance sheet on a net basis by counterparty, as they are governed by master netting agreements. Cash flows related to derivatives used to manage commodity price risk, foreign currency risk and interest rate risk are classified in operating activities with the underlying transactions. Our derivative instruments contain no significant contingent credit features.

Cash flow hedges – We may use foreign currency forwards and options to manage foreign currency risk associated with anticipated transactions and designate them as cash flow hedges. No such derivatives were outstanding at December 31, 2013 and 2012. The effective portion of changes in fair value is recognized in other comprehensive income ("OCI") and is reclassified to net income when the underlying forecasted transaction is recognized in net income. Any ineffective portion is recognized in net interest and other as it occurs. For a discontinued cash flow hedge, prospective changes in the fair value of the derivative are recognized in net income. The accumulated gain or loss recognized in OCI at the time a hedge is discontinued continues to be deferred until the original forecasted transaction occurs. However, if it is determined that the likelihood of the original forecasted transaction occurring is no longer probable, the entire accumulated gain or loss recognized in OCI is immediately reclassified into net income.

We may use interest rate derivative instruments to manage the risk of interest rate changes during the period prior to anticipated borrowings and designate them as cash flow hedges. No such derivatives were outstanding at December 31, 2013 and 2012.

Fair value hedges – We may use interest rate swaps to manage our exposure to interest rate risk associated with fixed interest rate debt in our portfolio; commodity derivative instruments to manage the price risk on natural gas that we purchase to be marketed with our natural gas production; and foreign currency forwards to manage our exposure to changes in the value of foreign currency denominated tax liabilities. Changes in the fair values of both the hedged item and the related derivative are recognized immediately in net income with an offsetting effect included in the basis of the hedged item. The net effect is to report in net income the extent to which the hedge is not effective in achieving offsetting changes in fair value.

Derivatives not designated as hedges – Derivatives that are not designated as hedges may include commodity derivatives used primarily to manage price risk on the forecasted sale of crude oil, natural gas and synthetic crude oil that we produce. Changes in the fair value of derivatives not designated as hedges are recognized immediately in net income.

Concentrations of credit risk – All of our financial instruments, including derivatives, involve elements of credit and market risk. The most significant portion of our credit risk relates to nonperformance by counterparties. The counterparties to our financial instruments consist primarily of major financial institutions and companies within the energy industry. To manage counterparty risk associated with financial instruments, we select and monitor counterparties based on our assessment of their financial strength and on credit ratings, if available. Additionally, we limit the level of exposure with any single counterparty.

Fair value transfer – We recognize transfers between levels of the fair value hierarchy as of the end of the reporting period. When significant transfers occur, they are disclosed in Note 15 to the consolidated financial statements.

Property, plant and equipment – We use the successful efforts method of accounting for oil and gas producing activities, which include bitumen mining and upgrading.

Property acquisition costs – Costs to acquire mineral interests in traditional oil and natural gas properties or in oil sands mines, to drill and equip exploratory wells in progress and those that find proved reserves, to drill and equip development wells and to construct or expand oil sands mines and upgrading facilities are capitalized. Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs and costs of carrying and retaining unproved properties are expensed. Costs incurred for exploratory wells that find reserves but cannot yet be classified as proved are capitalized if (1) the well has found a sufficient quantity of reserves to justify its completion as a producing well and (2) we are making sufficient progress assessing the reserves and the economic and operating viability of the project. The status of suspended exploratory well costs is monitored continuously and reviewed at least quarterly.

Depreciation, depletion and amortization – Capitalized costs to acquire oil and natural gas properties, which include bitumen mining and upgrading facilities, are depreciated and depleted on a units-of-production basis based on estimated proved reserves. Capitalized costs of exploratory wells and development costs are depreciated and depleted on a units-of-production basis based on estimated proved developed reserves. Support equipment and other property, plant and equipment related to oil and gas producing activities are depreciated on a straight-line basis over their estimated useful lives which range from 3 to 40 years.

Property, plant and equipment unrelated to oil and gas producing activities is recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets, which range from 3 to 40 years.

Impairments – We evaluate our oil and gas producing properties, including capitalized costs of exploratory wells, development costs and our bitumen mining and upgrading facilities, for impairment of value whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected undiscounted future cash flows from the use of the asset and its eventual disposition is less than the carrying amount of the asset, an impairment loss is recognized based on the fair value of the asset. Oil and gas producing properties are reviewed for impairment on a field-by-field basis or, in certain instances, by logical grouping of assets if there is significant shared infrastructure. Oil and gas producing properties deemed to be impaired are written down to their fair value, as determined by discounted future net cash flows or, if available, comparable market value. We evaluate our unproved property investment and record impairment based on time or geologic factors and may apply an undiscounted future net cash flow approach when appropriate. Information such as drilling results, reservoir performance, seismic interpretation or future plans to develop acreage are also considered. When unproved property investments are deemed to be impaired the expense is reported in exploration expenses.

Dispositions – When property, plant and equipment depreciated on an individual basis are sold or otherwise disposed of, any gains or losses are reported in net income. Gains on the disposal of property, plant and equipment are recognized when earned, which is generally at the time of closing. If a loss on disposal is expected, such losses are recognized when the assets are classified as held for sale. Proceeds from the disposal of property, plant and equipment depreciated on a group basis are credited to accumulated depreciation, depletion and amortization with no immediate effect on net income until net book value is reduced to zero.

Goodwill – Goodwill represents the excess of the purchase price over the estimated fair value of the net assets acquired in the acquisition of a business. Such goodwill is not amortized, but rather is tested for impairment annually and when events or changes in circumstances indicate that the fair value of a reporting unit with goodwill has been reduced below carrying value. The impairment test requires allocating goodwill and other assets and liabilities to reporting units. The fair value of each reporting unit is determined and compared to the book value of the reporting unit. If the fair value of the reporting unit is less than the book value, including goodwill, then the recorded goodwill is impaired to its implied fair value with a charge to impairments.

Major maintenance activities – Costs for planned major maintenance are expensed in the period incurred and can include the costs of contractor repair services, materials and supplies, equipment rentals and our labor costs.

Environmental costs – Environmental expenditures are capitalized only if the costs mitigate or prevent future contamination or if the costs improve the environmental safety or efficiency of the existing assets. We provide for remediation costs and penalties when the responsibility to remediate is probable and the amount of associated costs can be reasonably estimated. The timing of remediation accruals coincides with completion of a feasibility study or the commitment to a formal plan of action. Remediation liabilities are accrued based on estimates of known environmental exposure and are discounted when the estimated amounts are reasonably fixed or reliably determinable.

Asset retirement obligations – The fair value of asset retirement obligations is recognized in the period in which the obligations are incurred if a reasonable estimate of fair value can be made. Our asset retirement obligations primarily relate to the abandonment of oil and gas producing facilities, which include our bitumen mining facilities. Asset retirement obligations for such facilities include costs to dismantle and relocate or dispose of production platforms, mine assets, gathering systems, wells and related structures and restoration costs of land and seabed, including those leased. Estimates of these costs are developed for each property based on the type of production structure, depth of water, reservoir characteristics, depth of the reservoir, market demand for equipment, currently available procedures and consultations with construction and engineering professionals. Asset retirement obligations have not been recognized for certain of our international oil and gas producing facilities as we currently do not have a legal obligation associated with the retirement of those facilities. Asset retirement obligations have not been recognized for the removal of materials and equipment from or the closure of certain bitumen upgrading assets because the fair value cannot be reasonably estimated since the settlement dates of the obligations are indeterminate.

Inflation rates and credit-adjusted-risk-free interest rates are used to estimate the fair value of asset retirement obligations. Depreciation of capitalized asset retirement costs and accretion of asset retirement obligations are recorded over time. Depreciation is generally determined on a units-of-production basis for oil and gas production facilities, which include our bitumen mining facilities, while accretion escalates over the lives of the assets.

Deferred income taxes – Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases as reported in our filings with the respective taxing authorities. We routinely assess the realizability of our deferred tax assets based on several interrelated factors and reduce such assets by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. These factors include our expectation to generate sufficient future taxable income including future foreign source income, tax credits, operating loss carryforwards and management's intent regarding the permanent reinvestment of the income from certain foreign subsidiaries.

Stock-based compensation arrangements – The fair value of stock options is estimated on the date of grant using the Black-Scholes option pricing model. The model employs various assumptions, based on management's best estimates at the time of grant, which impact the calculation of fair value and ultimately, the amount of expense that is recognized over the life of the stock option award. Of the required assumptions, the expected life of the stock option award and the expected volatility of our stock price have the most significant impact on the fair value calculation. We have utilized historical data and analyzed current information which reasonably support these assumptions.

The fair value of our restricted stock awards and common stock units is determined based on the market value of our common stock on the date of grant. Unearned stock-based compensation is charged to stockholders' equity when restricted stock awards are granted.

The fair value of our stock-based performance units is estimated using the Monte Carlo simulation method. Since these awards are settled in cash at the end of a defined performance period, they are classified as a liability and are re-measured quarterly until settlement.

Our stock-based compensation expense is recognized based on management's best estimate of the awards that are expected to vest, using the straight-line attribution method for all service-based awards with a graded vesting feature. If actual forfeiture results are different than expected, adjustments to recognized compensation expense may be required in future periods.

2. Accounting Standards

Not Yet Adopted

In June 2013, the FASB ratified the Emerging Issues Task Force consensus which requires that an unrecognized tax benefit (or a portion thereof) be presented as a reduction to a deferred tax asset for an available net operating loss carryforward, a similar tax loss or tax credit carryforward. This accounting standards update is effective for us beginning in the first quarter of 2014 and should be applied prospectively to unrecognized tax benefits that exist as of the effective date. Early adoption and retrospective application are permitted. Adoption of this accounting standards update will not have a significant impact on our consolidated results of operations, financial position or cash flows.

In February 2013, an accounting standards update was issued to provide guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, except for obligations such as asset retirement and environmental obligations, contingencies, guarantees, income taxes and retirement benefits, which are separately addressed within U.S. GAAP. An entity is required to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date as the sum of 1) the amount the entity agreed to pay on the basis of its arrangement among its co-obligors and 2) any amount the entity expects to pay on behalf of its co-obligors. Disclosure of the nature of the obligation, including how the liability arose, the relationship with other co-obligors and the terms and conditions of the arrangement is required. In addition, the total outstanding amount under the arrangement, not reduced by the effect of any amounts that may be recoverable from other entities, plus the carrying amount of any liability or receivable recognized must be disclosed. This accounting standards update is effective for us beginning in the first quarter of 2014 and should be applied retrospectively for those in-scope obligations resulting from joint and several liability arrangements that exist at the beginning of 2014. Early adoption is permitted. Adoption of this accounting standards update will not have a significant impact on our consolidated results of operations, financial position or cash flows.

Recently Adopted

In February 2013, an accounting standards update was issued to improve the reporting of reclassifications out of accumulated other comprehensive income. This standard requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. This accounting standards update was effective for us beginning the first quarter of 2013 and we present the required disclosures in Note 22. Adoption of this standard did not have a significant impact on our consolidated results of operations, financial position or cash flows.

In December 2011, an accounting standards update designed to enhance disclosures about offsetting assets and liabilities was issued. Further clarification limiting the scope of these disclosures to derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions was issued in January 2013. The disclosures are intended to enable financial statement users to evaluate the effect or potential effect of netting arrangements on an entity's financial position. Entities are required to disclose both gross information and net information about in-scope financial instruments that are either offset in the statement of financial position or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset. The accounting standards update was effective for us beginning the first quarter of 2013 and we include the required disclosures in Note 16. Adoption of this standard did not have a significant impact on our consolidated results of operations, financial position or cash flows.

In September 2011, the FASB amended accounting standards to simplify how entities test goodwill for impairment. The amendment reduces complexity by allowing an entity the option to make a qualitative evaluation of whether it is necessary to perform the two-step goodwill impairment test. Adoption of this amendment in 2012 did not have a significant impact on our consolidated results of operations, financial position or cash flows.

The FASB amended the reporting standards for comprehensive income in June 2011 to eliminate the option to present the components of OCI as part of the statement of changes in stockholders' equity. All non-owner changes in stockholders' equity are required to be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of OCI, and total comprehensive income. The presentation of items that are reclassified from OCI to net income on the income statement is also required. The amendments did not change the items that must be reported in OCI or when an item of OCI must be reclassified to net income. The amendments were effective for us beginning with the first quarter of 2012, except for the presentation of reclassifications, which was deferred and addressed in the February 2013 accounting standards update discussed above. Adoption of this standard did not have a significant impact on our consolidated results of operations, financial position or cash flows.

In May 2011, the FASB issued an update amending the accounting standards for fair value measurement and disclosure, resulting in common principles and requirements under U.S. GAAP and IFRS. The amendments change the wording used to describe certain of the U.S. GAAP requirements either to clarify the intent of existing requirements, to change measurement or expand disclosure principles or to conform to the wording used in IFRS. Adoption of the amendments in 2012 did not have a significant impact on our consolidated results of operations, financial position or cash flows. To the extent they were necessary, we made the expanded disclosures in Notes 15 and 16.

3. Spin-off of Downstream Business

On June 30, 2011, the spin-off of Marathon's downstream business was completed, creating two independent energy companies: Marathon Oil and MPC. On June 30, 2011, stockholders of record as of 5:00 p.m. Eastern Daylight Savings time on June 27, 2011 (the "Record Date") received one common share of MPC stock for every two common shares of Marathon stock held as of the Record Date.

In order to effect the spin-off and govern our relationship with MPC after the spin-off, we entered into a Separation and Distribution Agreement, a Tax Sharing Agreement and an Employee Matters Agreement. The Separation and Distribution Agreement governed the separation of the downstream business, the distribution of MPC's shares of common stock to our stockholders, transfer of assets and intellectual property, and other matters related to our relationship with MPC. The Separation and Distribution Agreement provides for cross-indemnities between Marathon Oil and MPC. In general, we have agreed to indemnify MPC for any liabilities relating to our historical exploration and production and oil sands mining operations, and MPC has agreed to indemnify us for any liabilities relating to the historical downstream operations.

The Tax Sharing Agreement governs the respective rights, responsibilities and obligations of Marathon Oil and MPC with respect to taxes and tax benefits, the filing of tax returns, the control of audits and other tax matters. In addition, the Tax Sharing Agreement reflects each company's rights and obligations related to taxes that are attributable to periods prior to and including the separation date and taxes resulting from transactions effected in connection with the separation. In general, under the Tax Sharing Agreement, Marathon Oil is responsible for all U.S. federal, state, local and foreign income taxes attributable to Marathon Oil or any of its subsidiaries for any tax period that begins after the date of the spin-off, and MPC is responsible for all taxes attributable to it or its subsidiaries, whether accruing before, on or after the spin-off. The Tax Sharing Agreement contains covenants intended to protect the tax-free status of the spin-off. These covenants may restrict the ability of Marathon Oil and MPC to pursue strategic or other transactions that otherwise could maximize the values of their respective businesses and may discourage or delay a change of control of either company.

The Employee Matters Agreement contains provisions concerning benefit protection for employees who became MPC employees prior to December 31, 2011, treatment of holders of Marathon stock options, stock appreciation rights, restricted stock and restricted stock units, and cooperation between Marathon Oil and MPC in the sharing of employee information and maintenance of confidentiality. Unvested equity-based compensation awards were converted to awards of the entity where the employee holding them worked post-separation. For vested equity-based compensation awards, employees received both Marathon Oil and MPC awards.

The results of operations of our downstream business have been reported as discontinued operations for 2011. The table below shows selected financial information reported in discontinued operations related to the spin-off.

(In millions)		2011
Revenues applicable to discontinued operations	$	38,602
Pretax income from discontinued operations	$	2,012

4. Variable Interest Entities

The owners of the AOSP, in which we hold a 20 percent undivided interest, contracted with a wholly owned subsidiary of a publicly traded Canadian limited partnership ("Corridor Pipeline") to provide materials transportation capabilities among the Muskeg River and Jackpine mines, the Scotford upgrader and markets in Edmonton. The contract, originally signed in 1999 by a company we acquired, allows each holder of an undivided interest in the AOSP to ship materials in accordance with its undivided interest. Costs under this contract are accrued and recorded on a monthly basis, with a $3 million current liability recorded at December 31, 2013, consistent with December 31, 2012. Under this agreement, the AOSP absorbs all of the operating and capital costs of the pipeline. Currently, no third-party shippers use the pipeline. Should shipments be suspended, by choice or due to force majeure, we remain responsible for the portion of the payments related to our undivided interest for all remaining periods. The contract expires in 2029; however, the shippers can extend its term perpetually. This contract qualifies as a variable interest contractual arrangement and the Corridor Pipeline qualifies as a variable interest entity ("VIE"). We hold a variable interest but are not the primary beneficiary because our shipments are only 20 percent of the total; therefore the Corridor Pipeline is not consolidated by Marathon Oil. Our maximum exposure to loss as a result of our involvement with this VIE is the amount we expect to pay over the contract term, which was $723 million as of December 31, 2013. The liability on our books related to this contract at any given time will reflect amounts due for the immediately previous month's activity, which is substantially less than the maximum exposure over the contract term. We have not provided financial assistance to Corridor Pipeline and we do not have any guarantees of such assistance in the future.

5. Acquisitions

During 2013, 2012 and 2011, our business combinations related to properties acquired by our North America E&P segment in the Eagle Ford in south Texas. The pro forma impact of these transactions, individually and in the aggregate, is not material to our consolidated statements of income for any periods presented.

The fair values of assets acquired and liabilities assumed in each of these business combinations were measured primarily using an income approach, specifically utilizing a discounted cash flow analysis. The estimated fair values were based on significant inputs not observable in the market, and therefore represent Level 3 measurements. Significant inputs included estimated reserve volumes, the expected future production profile, estimated commodity prices and assumptions regarding future operating and development costs. The discount rates used in the discounted cash flow analyses were approximately 10 percent for the 2013 and 2012 transactions and 11 percent for the 2011 transaction.

2013

In July 2013, we acquired 4,800 net undeveloped acres in the Eagle Ford in a transaction valued at $97 million, including carried interest of $23 million. The transaction was accounted for as a business combination, with the entire up-front cash consideration of $74 million allocated to property, plant and equipment at the acquisition date.

2012 & 2011

We acquired approximately 25,000 net acres in the core of the Eagle Ford during 2012. The largest transactions were the acquisitions of Paloma Partners II, LLC, which closed in the second quarter of 2012 for cash consideration of $768 million, and an acquisition of proved and unproved properties that closed in the third quarter of 2012 for cash consideration of $232 million. These transactions were accounted for as business combinations.

During the fourth quarter of 2011, we closed a series of transactions in the Eagle Ford that were accounted for as a business combination. The most significant of these transactions was the acquisition of Hilcorp Resources, LLC. The total cash consideration paid for all the transactions including approximately 167,000 net acres and a gathering system, was $4.5 billion.

The following table summarizes the amounts allocated to the assets acquired and liabilities assumed based upon their fair values at the acquisition dates:

	Closed in Quarter Ended		
(In millions)	June 30, 2012	September 30, 2012	December 31, 2011
Current assets:			
Cash	$ 8	$ —	$ —
Receivables	22	8	40
Inventories	1	—	4
Other current assets	—	—	30
Total current assets acquired	31	8	74
Property, plant and equipment	822	248	4,501
Other noncurrent assets	—	—	21
Total assets acquired	853	256	4,596
Current liabilities:			
Accounts payable	78	23	101
Other current liabilities	—	—	20
Total current liabilities assumed	78	23	121
Asset retirement obligations	7	1	5
Total liabilities assumed	85	24	126
Net assets acquired	$ 768	$ 232	$ 4,470

In addition, during 2011, our North America E&P segment acquired approximately 108,000 net acres in the Eagle Ford for approximately $265 million. These transactions were accounted for as asset acquisitions.

6. Dispositions

2013 - North America E&P

In June 2013, we closed the sale of our interests in the DJ Basin for proceeds of $19 million. A pretax loss of $114 million was recorded in the second quarter of 2013.

In February 2013, we conveyed our interests in the Marcellus natural gas shale play to the operator. A $43 million pretax loss on this transaction was recorded in the first quarter of 2013.

In February 2013, we closed the sale of our interest in the Neptune gas plant, located onshore Louisiana, for proceeds of $166 million. A $98 million pretax gain was recorded in the first quarter of 2013.

In January 2013, we closed the sale of our remaining assets in Alaska, for proceeds of $195 million, subject to a six-month escrow of $50 million which was collected in July 2013. After closing adjustments were made in the second quarter of 2013, the pretax gain on this sale was $55 million.

Assets held for sale in the December 31, 2012 consolidated balance sheet were related to the Neptune gas plant and Alaska dispositions that were pending at that date and included:

(In millions)	December 31, 2012
Other current assets	$ 50
Other noncurrent assets	248
Total assets	$ 298
Deferred credits and other liabilities	$ 83
Total liabilities	$ 83

2013 - International E&P

In the fourth quarter of 2013, we transfered our 45 percent working interest and operatorship in the Safen block in the Kurdistan Region of Iraq at a pretax loss of $17 million.

In June and December 2013, we entered into agreements, valued in total at $2.1 billion before closing adjustments, to sell our non-operated 10 percent working interests in the Production Sharing Contracts and Joint Operating Agreements for Angola Blocks 31 and 32. The sale of our interest in Block 31 closed in February 2014 and the sale of our interest in Block 32 is expected to close in the first quarter of 2014. Block 31 is presented as held for sale and Block 32 is reflected as unproved property in property, plant and equipment in the December 31, 2013 consolidated balance sheet (See Note 13 for discussion of the capitalized costs related to suspended wells). Our entire Angola operations are reflected as discontinued operations in the consolidated statements of income and the consolidated statements of cash flows for all periods presented.

Assets held for sale in the December 31, 2013 consolidated balance sheet were related to the Angola Block 31 disposition that was pending at that date and included:

(In millions)	December 31, 2013
Other current assets	$ 41
Other noncurrent assets	1,647
Total assets	$ 1,688
Other current liabilities	$ 25
Deferred credits and other liabilities	43
Total liabilities	$ 68

Related amounts reported in discontinued operations for 2013, 2012 and 2011 were as follows:

(In millions)	2013	2012	2011
Revenues applicable to discontinued operations	$ 361	$ —	$ —
Pretax income (loss) from discontinued operations	$ 247	$ (17)	$ (17)

2012 - North America E&P

In the third quarter of 2012, we sold approximately 5,800 net undeveloped acres in the Eagle Ford for proceeds of $9 million. A pretax loss of $18 million was recorded.

In January 2012, we closed on the sale of our interests in several Gulf of Mexico crude oil pipeline systems for proceeds of $206 million. This included our equity method interests in Poseidon Oil Pipeline Company, L.L.C. and Odyssey Pipeline L.L.C., as well as certain other oil pipeline interests, including the Eugene Island pipeline system. A pretax gain of $166 million was recorded.

2012 - International E&P

In May 2012, we executed agreements to relinquish our operatorship of and participating interests in the Bone Bay and Kumawa exploration licenses in Indonesia. As a result, we reported a $36 million pretax loss on disposal of assets. Government ratification of the agreements released us from our obligations and further commitments related to these licenses.

2011 - North America E&P

In December 2011, we sold our 50 percent interest in the Burns Point gas plant, a cryogenic processing plant located in St. Mary Parish, Louisiana, for total consideration of $36 million and a pretax gain of $34 million.

In September 2011, we sold our equity interest in an LNG processing facility in Alaska and a pretax gain on the transaction of $8 million was recorded.

In April 2011, we assigned a 30 percent undivided working interest in approximately 180,000 acres in the Niobrara shale play located within the DJ Basin of southeast Wyoming and northern Colorado for total consideration of $270 million, recording a pretax gain of $37 million. See the discussion of our 2013 disposal of the remaining interest above.

7. Income per Common Share

Basic income per share is based on the weighted average number of common shares outstanding. Diluted income per share assumes exercise of stock options and stock appreciation rights, provided the effect is not antidilutive.

	2013		2012		2011	
(In millions, except per share data)	Basic	Diluted	Basic	Diluted	Basic	Diluted
Income from continuing operations	$ 1,593	$ 1,593	$ 1,613	$ 1,613	$ 1,718	$ 1,718
Discontinued operations	160	160	(31)	(31)	1,228	1,228
Net income	$ 1,753	$ 1,753	$ 1,582	$ 1,582	$ 2,946	$ 2,946
Weighted average common shares outstanding	705	705	706	706	710	710
Effect of dilutive securities	—	4	—	4	—	4
Weighted average common shares, including dilutive effect	705	709	706	710	710	714
Per share:						
Income from continuing operations	$ 2.26	$ 2.24	$ 2.28	$ 2.27	$ 2.42	$ 2.41
Discontinued operations	$ 0.23	$ 0.23	$ (0.04)	$ (0.04)	$ 1.73	$ 1.72
Net income	$ 2.49	$ 2.47	$ 2.24	$ 2.23	$ 4.15	$ 4.13

The per share calculations above exclude 5 million, 10 million and 7 million stock options in 2013, 2012 and 2011 that were antidilutive.

8. Segment Information

Beginning in 2013, we changed our reportable segments and revised our management reporting to better reflect the growing importance of United States unconventional resource plays to our business. All periods presented have been recast to reflect these new segments.

We have three reportable operating segments. Each of these segments is organized and managed based upon both geographic location and the nature of the products and services it offers:

- North America E&P ("N.A. E&P") – explores for, produces and markets liquid hydrocarbons and natural gas in North America;
- International E&P ("Int'l E&P") – explores for, produces and markets liquid hydrocarbons and natural gas outside of North America and produces and markets products manufactured from natural gas, such as LNG and methanol, in E.G.; and
- Oil Sands Mining ("OSM") – mines, extracts and transports bitumen from oil sands deposits in Alberta, Canada, and upgrades the bitumen to produce and market synthetic crude oil and vacuum gas oil.

Information regarding assets by segment is not presented because it is not reviewed by the chief operating decision maker ("CODM"). Segment income represents income from continuing operations excluding certain items not allocated to segments, net of income taxes, attributable to the operating segments. Our corporate and operations support general and administrative costs are not allocated to the operating segments. These costs primarily consist of employment costs (including pension effects), professional services, facilities and other costs associated with corporate and operations support activities, net of associated income tax effects. Unrealized gains or losses on crude oil derivative instruments, certain impairments, gains or losses on dispositions or other items that affect comparability (as determined by the CODM) also are not allocated to operating segments.

In 2013, we entered into agreements to sell our Angola assets; therefore, the Angola operations are reflected as discontinued operations and excluded from the International E&P segment in all periods presented.

As discussed in Note 3, our downstream business was spun-off on June 30, 2011 and has been reported as discontinued operations for 2011. Sales to MPC previously reported as intersegment revenues are reported as sales and other operating revenues because such sales were expected to continue subsequent to the spin-off. These sales were $1.4 billion in the first six months of 2011.

2013 *(In millions)*	N.A. E&P	Int'l E&P	OSM	Not Allocated to Segments	Total
Sales and other operating revenues	$ 5,068	$ 5,827	$ 1,576	$ (52) [c]	$ 12,419
Marketing revenues	1,797	267	18	—	2,082
Total revenues	6,865	6,094	1,594	(52)	14,501
Income from equity method investments	—	427	—	(4) [d]	423
Net gain (loss) on disposal of assets and other income	12	50	5	(32)	35
Production expenses	797	534	1,000	—	2,331
Marketing costs	1,796	258	18	—	2,072
Exploration expenses	725	263	—	—	988
Depreciation, depletion and amortization	1,927	621	218	24	2,790
Impairments	41	—	—	55	96
Other expenses [a]	420	239	66	401	1,126
Taxes other than income	318	7	22	5	352
Net interest and other	—	—	—	274	274
Provision (benefit) for income taxes	324	3,226	69	(282)	3,337
Segment income/Income from continuing operations	$ 529	$ 1,423	$ 206	$ (565)	$ 1,593
Capital expenditures [b]	$ 3,649	$ 764	$ 286	$ 285	$ 4,984

(a) Includes other operating expenses and general and administrative expenses.
(b) Includes accruals.
(c) Unrealized gain (loss) on crude oil derivative instruments.
(d) EGHoldings impairment (see Note 15).

2012 *(In millions)*	N.A. E&P	Int'l E&P	OSM	Not Allocated to Segments	Total
Sales and other operating revenues	$ 3,944	$ 7,445	$ 1,521	$ 53 [c]	$ 12,963
Marketing revenues	2,451	248	30	—	2,729
Total revenues	6,395	7,693	1,551	53	15,692
Income from equity method investments	2	368	—	—	370
Net gain (loss) on disposal of assets and other income	11	30	4	114	159
Production expenses	706	500	996	—	2,202
Marketing costs	2,444	269	31	—	2,744
Exploration expenses	588	118	—	—	706
Depreciation, depletion and amortization	1,428	787	217	45	2,477
Impairments	11	—	—	360	371
Other expenses [a]	400	200	60	464	1,124
Taxes other than income	226	5	22	(5)	248
Net interest and other	—	—	—	219	219
Provision (benefit) for income taxes	223	4,552	58	(316)	4,517
Segment income/Income from continuing operations	$ 382	$ 1,660	$ 171	$ (600)	$ 1,613
Capital expenditures [b]	$ 3,988	$ 489	$ 188	$ 466	$ 5,131

2011 *(In millions)*	N.A. E&P	Int'l E&P	OSM	Not Allocated to Segments	Total
Sales and other operating revenues	$ 3,364	$ 5,851	$ 1,535	$ —	$ 10,750
Marketing revenues	3,614	252	53	—	3,919
Total revenues	6,978	6,103	1,588	—	14,669
Income from equity method investments	20	442	—	—	462
Net gain (loss) on disposal of assets and other income	21	73	(17)	74	151
Production expenses	545	409	915	82	1,951
Marketing costs	3,598	247	53	—	3,898
Exploration expenses	388	253	—	—	641
Depreciation, depletion and amortization	1,191	828	196	48	2,263
Impairments	12	—	—	298	310
Other expenses [(a)]	494	191	46	465	1,196
Taxes other than income	182	6	17	(12)	193
Net interest and loss on early extinguishment of debt	—	—	—	386	386
Provision (benefit) for income taxes	217	2,693	83	(267)	2,726
Segment income/Income from continuing operations	$ 392	$ 1,991	$ 261	$ (926)	$ 1,718
Capital expenditures [(b)]	$ 2,163	$ 544	$ 308	$ 384	$ 3,399

Revenues from external customers are attributed to geographic areas based upon selling location. The following summarizes revenues from external customers by geographic area.

(In millions)	2013	2012	2011
United States	$ 6,813	$ 6,448	$ 6,978
Norway	3,183	3,714	3,563
Canada	1,594	1,551	1,588
Libya[(a)]	1,106	1,989	216
Other international	1,805	1,990	2,324
Total revenues	$ 14,501	$ 15,692	$ 14,669

(a) See Note 13 for discussion of Libya operations.

In 2013, sales to British Petroleum and its affiliates accounted for approximately 11 percent of our total revenues. In 2012, Statoil, the purchaser of the majority of our Libyan crude oil, accounted for approximately 15 percent of our total revenues, while sales to Shell Oil and its affiliates accounted for approximately 12 percent of total revenues. In 2011, our sales to MPC accounted for approximately 18 percent of total revenues.

Revenues by product line were:

(In millions)	2013	2012	2011
Liquid hydrocarbons	$ 11,932	$ 12,983	$ 11,778
Natural gas	937	1,052	1,203
Synthetic crude oil	1,542	1,409	1,442
Other	90	248	246
Total revenues	$ 14,501	$ 15,692	$ 14,669

The following summarizes certain long-lived assets by geographic area, including property, plant and equipment and equity method investments.

	December 31,	
(In millions)	2013	2012
United States	$ 14,635	$ 13,677
Canada	9,794	9,693
Norway	977	987
Equatorial Guinea	1,977	2,081
Other international	1,963	3,113
Total long-lived assets	$ 29,346	$ 29,551

9. Other Items

Net interest and other

(In millions)	2013	2012	2011
Interest:			
Interest income	$ 6	$ 13	$ 12
Interest expense[(a)]	(307)	(244)	(228)
Income on interest rate swaps	9	7	10
Interest capitalized	21	12	103
Total interest	(271)	(212)	(103)
Other:			
Net foreign currency gains	16	4	24
Write off of contingent proceeds	(4)	—	(7)
Other	(15)	(11)	(21)
Total other	(3)	(7)	(4)
Net interest and other	$ (274)	$ (219)	$ (107)

(a) Excludes $1 million and $10 million paid by United States Steel in 2012 and 2011 on assumed debt.

Foreign currency transactions – Aggregate foreign currency gains (losses) were included in the consolidated statements of income as follows:

(In millions)	2013	2012	2011
Net interest and other	$ 16	$ 4	$ 24
Provision for income taxes	105	(80)	57
Aggregate foreign currency gains (losses)	$ 121	$ (76)	$ 81

10. Income Taxes

Income tax provisions (benefits) for continuing operations were:

	2013			2012			2011		
(In millions)	Current	Deferred	Total	Current	Deferred	Total	Current	Deferred	Total
Federal	$ 63	$ (46)	$ 17	$ (80)	$ (30)	$ (110)	$ (193)	$ (217)	$ (410)
State and local	44	1	45	(23)	47	24	24	82	106
Foreign	3,290	(15)	3,275	4,844	(241)	4,603	3,088	(58)	3,030
Total	$ 3,397	$ (60)	$ 3,337	$ 4,741	$ (224)	$ 4,517	$ 2,919	$ (193)	$ 2,726

A reconciliation of the federal statutory income tax rate applied to income from continuing operations before income taxes to the provision for income taxes follows:

	2013	2012	2011
Statutory rate applied to income from continuing operations before income taxes	35%	35%	35%
Effects of foreign operations, including foreign tax credits	14	18	6
Change in permanent reinvestment assertion	—	—	5
Adjustments to valuation allowances	18	21	14
Tax law changes	—	—	1
Other	1	—	—
Effective income tax rate on continuing operations	68%	74%	61%

The effective income tax rate is influenced by a variety of factors including the geographic and functional sources of income, the relative magnitude of these sources of income, and foreign currency remeasurement effects. The provision for income taxes is allocated on a discrete, stand-alone basis to pretax segment income and to individual items not allocated to segments. The difference between the total provision and the sum of the amounts allocated to segments appears in the "Not Allocated to Segments" column of the tables in Note 8.

Effects of foreign operations – The effects of foreign operations on our effective tax rate decreased in 2013 as compared to 2012, primarily due to decreased sales in Libya in 2013 as a result of third-party labor strikes at the Es Sider oil terminal. The effects of foreign operations on our effective tax rate increased in 2012 from 2011, primarily due to the resumption of sales of Libyan production in 2012.

Change in permanent reinvestment assertion – In the second quarter of 2011, we recorded $716 million of deferred U.S. tax on undistributed earnings of $2,046 million that we previously intended to permanently reinvest in foreign operations. Offsetting this tax expense were associated foreign tax credits of $488 million. In addition, we reduced our valuation allowance related to foreign tax credits by $228 million due to recognizing deferred U.S. tax on previously undistributed earnings.

Adjustments to valuation allowances – In 2013, 2012 and 2011, we increased the valuation allowance against foreign tax credits because it is more likely than not that we will be unable to realize all U.S. benefits on foreign taxes accrued in those years.

Tax law changes – The U.K. enacted Finance Bill 2013 in July 2013 and Finance Bill 2012 in July 2012, which did not change the rate of corporation tax or the supplementary corporation tax for U.K. ring-fenced activities in the oil and gas sector. As such, this legislation did not have a material impact on our consolidated income tax provision. In July 2011, the U.K. enacted Finance Bill 2011 which increased the rate of the supplementary charge levied on profits from U.K. oil and gas production from 20 percent to 32 percent. As a result of this legislation, we recorded deferred tax expense of $10 million in 2011.

On May 25, 2011, Michigan enacted legislation that replaced the Michigan Business Tax ("MBT") with a corporate income tax ("CIT"), effective January 1, 2012. The CIT legislation eliminated the "book-tax difference deduction" that was provided under the MBT to mitigate the net increase in a taxpayer's deferred tax liability resulting when Michigan moved from the Single Business Tax, a non-income tax, to the MBT, an income tax, on July 12, 2007. Such a change in the tax law must be recognized in earnings in the period enacted regardless of the effective date. The total effect of tax law changes on deferred tax balances is recorded as income tax expense related to continuing operations in the period the law is enacted, even if a portion of the deferred tax balances relates to discontinued operations. As a result of the new CIT legislation, we recorded deferred tax expense of $32 million in the second quarter of 2011.

Deferred tax assets and liabilities resulted from the following:

	December 31,	
(In millions)	2013	2012
Deferred tax assets:		
Employee benefits	$ 387	$ 510
Operating loss carryforwards	284	368
Foreign tax credits	5,730	4,351
Other	98	121
Valuation allowances:		
Federal	(2,997)	(2,067)
State, net of federal benefit	(67)	(60)
Foreign	(149)	(210)
Total deferred tax assets	3,286	3,013
Deferred tax liabilities:		
Property, plant and equipment	4,018	3,691
Investments in subsidiaries and affiliates	794	840
Other	67	12
Total deferred tax liabilities	4,879	4,543
Net deferred tax liabilities	$ 1,593	$ 1,530

Tax carryforwards – At December 31, 2013, our operating loss carryforwards included $744 million from Canada which expire in 2026 through 2030 and $128 million from the Kurdistan Region of Iraq that expire in 2016 through 2018. State operating loss carryforwards of $1,503 million expire in 2014 through 2033. Foreign tax credit carryforwards of $3,560 million expire in 2022 through 2023.

Valuation allowances – The estimated realizability of the benefit of foreign tax credits is based on certain estimates concerning future operating conditions (particularly as related to prevailing liquid hydrocarbon, natural gas and synthetic crude oil prices), future financial conditions, income generated from foreign sources and our tax profile in the years that such credits may be claimed. Federal valuation allowances increased $930 million, $1,277 million and $585 million in 2013, 2012 and 2011, because it is more likely than not that we will be unable to realize all U.S. benefits on foreign taxes accrued in those years.

Foreign valuation allowances decreased $61 million in 2013, primarily due the disposal of our Indonesian assets. Foreign valuation allowances increased $16 million and $52 million in 2012 and 2011, primarily due to deferred tax assets generated in the Kurdistan Region of Iraq, Angola and Indonesia.

Net deferred tax liabilities were classified in the consolidated balance sheets as follows:

	December 31,	
(In millions)	2013	2012
Assets:		
Other current assets	$ 53	$ 57
Other noncurrent assets	847	849
Liabilities:		
Other current liabilities	1	4
Noncurrent deferred tax liabilities	2,492	2,432
Net deferred tax liabilities	$ 1,593	$ 1,530

We are continuously undergoing examination of our U.S. federal income tax returns by the IRS. Such audits have been completed through the 2009 tax year. We believe adequate provision has been made for federal income taxes and interest which may become payable for years not yet settled. Further, we are routinely involved in U.S. state income tax audits and foreign jurisdiction tax audits. We believe all other audits will be resolved within the amounts paid and/or provided for these liabilities.

As of December 31, 2013, our income tax returns remain subject to examination in the following major tax jurisdictions for the tax years indicated:

United States[(a)]	2004-2012
Canada	2008-2012
Equatorial Guinea	2007-2012
Libya	2006-2012
Norway	2008-2012
United Kingdom	2008-2012

(a) Includes federal and state jurisdictions.

The following table summarizes the activity in unrecognized tax benefits:

(In millions)	2013	2012	2011
Beginning balance	$ 98	$ 157	$ 103
Additions for tax positions related to the current year	14	—	4
Additions for tax positions of prior years	66	81	87
Reductions for tax positions of prior years	(25)	(67)	(29)
Settlements	(5)	(72)	(8)
Statute of limitations	(2)	(1)	—
Ending balance	$ 146	$ 98	$ 157

If the unrecognized tax benefits as of December 31, 2013 were recognized, $98 million would affect our effective income tax rate. There were $11 million of uncertain tax positions as of December 31, 2013 for which it is reasonably possible that the amount of unrecognized tax benefits would significantly increase or decrease during the next twelve months.

Interest and penalties are recorded as part of the tax provision and were $13 million, $4 million and $13 million related to unrecognized tax benefits in 2013, 2012 and 2011. As of December 31, 2013 and 2012, $15 million and $24 million of interest and penalties were accrued related to income taxes.

Pretax income from continuing operations included amounts attributable to foreign sources of $4,874 million, $6,382 million and $4,886 million in 2013, 2012 and 2011.

Undistributed income of certain consolidated foreign subsidiaries at December 31, 2013 amounted to $1,438 million for which no U.S. deferred income tax provision has been recorded because we intend to permanently reinvest such income in our foreign operations. If such income was not permanently reinvested, income tax expense of approximately $503 million would be recorded, not including potential utilization of foreign tax credits.

11. Inventories

Inventories are carried at the lower of cost or market value. The LIFO method accounted for 4 percent and 6 percent of total inventory value at December 31, 2013 and 2012. Current acquisition costs were estimated to exceed the LIFO inventory value at December 31, 2013 and 2012 by $32 million and $29 million.

	December 31,	
(In millions)	2013	2012
Liquid hydrocarbons, natural gas and bitumen	$ 55	$ 73
Supplies and other items	309	288
Inventories at cost	$ 364	$ 361

12. Equity Method Investments and Related Party Transactions

During 2013, 2012 and 2011 only our equity method investees were considered related parties and they included:

- Alba Plant LLC, in which we have a 52 percent noncontrolling interest. Alba Plant LLC processes LPG.
- AMPCO, in which we have a 45 percent interest. AMPCO is engaged in methanol production activity.
- EGHoldings, in which we have a 60 percent noncontrolling interest. EGHoldings is engaged in LNG production activity.

Our equity method investments are summarized in the following table:

(In millions)	Ownership as of December 31, 2013	December 31, 2013	December 31, 2012
EGHoldings	60%	$ 748	$ 817
Alba Plant LLC	52%	263	264
AMPCO	45%	189	187
Other investments		1	11
Total		$ 1,201	$ 1,279

Dividends and partnership distributions received from equity method investees (excluding distributions that represented a return of capital previously contributed) were $435 million in 2013, $381 million in 2012 and $509 million in 2011.

Summarized financial information for equity method investees is as follows:

(In millions)	2013	2012	2011
Income data – year:			
Revenues and other income	$ 1,444	$ 1,330	$ 1,544
Income from operations	849	755	942
Net income	727	635	820
Balance sheet data – December 31:			
Current assets	$ 644	$ 607	
Noncurrent assets	1,590	1,743	
Current liabilities	384	395	
Noncurrent liabilities	33	29	

Revenues from related parties were $55 million, $58 million and $60 million in 2013, 2012 and 2011, with the majority related to EGHoldings in all years. Purchases from related parties were $242 million, $248 million and $250 million in 2013, 2012 and 2011 with the majority related to Alba Plant LLC in all years.

Current receivables from related parties at December 31, 2013 and 2012, approximately split evenly between EGHoldings and AMPCO, were $30 million and $27 million. Payables to related parties were $20 million at December 31, 2013 and 2012, with the majority related to Alba Plant LLC.

13. Property, Plant and Equipment

(In millions)	December 31, 2013	December 31, 2012
North America E&P	$ 26,755	$ 23,748
International E&P	12,428	13,214
Oil Sands Mining	10,436	10,127
Corporate	421	449
Total property, plant and equipment	50,040	47,538
Less accumulated depreciation, depletion and amortization	(21,895)	(19,266)
Net property, plant and equipment	$ 28,145	$ 28,272

During the third quarter of 2013, our Libya production operations were impacted by third-party labor strikes at the Es Sider oil terminal. We have had no oil liftings in Libya since July 2013. Uncertainty around production and sales levels from Libya have existed since the first quarter of 2011 when production operations were suspended until the fourth quarter of that year. We and our partners in the Waha concessions continue to assess the condition of our assets in Libya and uncertainty around production and sales levels remains. As of December 31, 2013, our net property, plant and equipment investment in Libya is approximately $761 million and total proved reserves (unaudited) in Libya are 249 mmboe.

Deferred exploratory well costs were as follows:

	December 31,		
(In millions)	2013	2012	2011
Amounts capitalized less than one year after completion of drilling	$ 512	$ 388	$ 482
Amounts capitalized greater than one year after completion of drilling	281	229	222
Total deferred exploratory well costs	$ 793	$ 617	$ 704
Number of projects with costs capitalized greater than one year after completion of drilling	7	6	5

	December 31,		
(In millions)	2013	2012	2011
Beginning balance	$ 617	$ 704	$ 657
Additions	746	699	625
Dry well expense	(147)	(111)	(223)
Transfers to development	(414)	(629)	(279)
Dispositions	(9)	(46)	(76)
Ending balance	$ 793	$ 617	$ 704

Exploratory well costs capitalized greater than one year after completion of drilling as of December 31, 2013 are summarized by geographical area below:

(In millions)	
Angola	$ 153
Norway	70
E.G.	22
Canada	36
Total	$ 281

Well costs that have been suspended for longer than one year are associated with seven projects. Management believes these projects with suspended exploratory drilling costs exhibit sufficient quantities of hydrocarbons to justify potential development.

Angola – Exploration on Angola Block 31 began in 2004, with costs accumulating through 2009. Exploration on Angola Block 32 began in 2011, with costs accumulating through 2013. In June and December 2013, we entered into agreements to sell our non-operated working interests in Angola Blocks 31 and 32 (see Note 6).

Norway – Three offshore Norway projects had costs incurred from 2009 through 2011. The development plan for Boyla was approved by the Norwegian government in October 2012. This will tie-back to the Alvheim FPSO and development drilling is planned in 2014, with first production expected in early 2015. Development options are being evaluated for the Caterpillar and Viper projects.

E.G. – The Corona well on Block D offshore E.G. was drilled in 2004, and we acquired an additional interest in the well in 2012. We plan to develop Block D through a unitization with the Alba field, which is currently being negotiated.

Canada – Exploration began on our Canadian in-situ assets at Birchwood in 2010 with costs accumulating through 2011. In 2012, we submitted a regulatory application for a proposed 12 mbbld SAGD demonstration project. We expect to receive regulatory approval for this project by the end of 2014. Upon receiving this approval, we will further evaluate our development plans.

14. Goodwill

Goodwill is tested for impairment on an annual basis, or when events or changes in circumstances indicate the fair value of a reporting unit with goodwill has been reduced below its carrying value. We performed our annual impairment tests during 2013, 2012 and 2011 and no impairment was required. The fair value of each of our reporting units with goodwill exceeded the book value appreciably.

The changes in the carrying amount of goodwill for 2012 were as follows for the Exploration and Production ("E&P") and OSM segments in place for that year:

(In millions)	E&P	OSM	Total
2012			
Beginning balance, gross	$ 536	$ 1,412	$ 1,948
Less: accumulated impairments	—	(1,412)	(1,412)
Beginning balance, net	536	—	536
Dispositions	(11)	—	(11)
Ending balance, net	$ 525	$ —	$ 525

As discussed in Note 8, beginning in 2013, we changed our reportable segments. Goodwill related to the previously reported E&P segment was allocated between the North America E&P and International E&P segments as of January 1, 2013 based on the relative fair values of those reporting units. The fair values of the reporting units were measured using an income approach based upon internal estimates of future production levels, commodity prices and discount rates, all of which are Level 3 inputs. Inputs to the fair value measurements included reserve and production estimates made by our reservoir engineers, estimated commodity prices adjusted for quality and location differentials, and forecasted operating expenses. The table below displays the allocated beginning goodwill balances by segment along with changes in the carrying amount of goodwill for 2013:

(In millions)	N.A. E&P	Int'l E&P	OSM	Total
2013				
Beginning balance, gross	$ 343	$ 182	$ 1,412	$ 1,937
Less: accumulated impairments	—	—	(1,412)	(1,412)
Beginning balance, net	343	182	—	525
Dispositions	4 [(a)]	(30)	—	(26)
Ending balance, net	$ 347	$ 152	$ —	$ 499

(a) Goodwill related to our Alaska disposition was less than the estimate classified as held for sale in 2012.

15. Fair Value Measurements

Fair values – Recurring

The following tables present assets and liabilities accounted for at fair value on a recurring basis as of December 31, 2013 and 2012 by fair value hierarchy level.

	December 31, 2013				
(In millions)	Level 1	Level 2	Level 3	Collateral	Total
Derivative instruments, assets					
Interest rate	$ —	$ 8	$ —	$ —	$ 8
Foreign currency	—	2	—	—	2
Derivative instruments, assets	$ —	$ 10	$ —	$ —	$ 10
Derivative instruments, liabilities					
Foreign currency	$ —	$ 4	$ —	$ —	$ 4
Derivative instruments, liabilities	$ —	$ 4	$ —	$ —	$ 4

	December 31, 2012				
(In millions)	Level 1	Level 2	Level 3	Collateral	Total
Derivative instruments, assets					
Commodity	$ —	$ 52	$ —	$ 1	$ 53
Interest rate	—	21	—	—	21
Foreign currency	—	18	—	—	18
Derivative instruments, assets	$ —	$ 91	$ —	$ 1	$ 92

Interest rate swaps are measured at fair value with a market approach using actionable broker quotes which are Level 2 inputs. Foreign currency forwards are measured at fair value with a market approach using third-party pricing services, such as Bloomberg L.P., which have been corroborated with data from active markets for similar assets or liabilities, and are Level 2 inputs.

Commodity swaps in Level 2 are measured at fair value with a market approach using prices obtained from exchanges or pricing services, which have been corroborated with data from active markets for similar assets or liabilities. Commodity options in Level 2 are valued using the Black-Scholes Model. Inputs to this model include prices as noted above, discount factors, and implied market volatility. The inputs to this fair value measurement are categorized as Level 2 because predominantly all assumptions and inputs are observable in active markets throughout the term of the instruments. Collateral deposits related to commodity derivatives are in broker accounts covered by master netting agreements.

Fair values – Nonrecurring

The following table shows the values of assets, by major category, measured at fair value on a nonrecurring basis in periods subsequent to their initial recognition.

	2013		2012		2011	
(In millions)	Fair Value	Impairment	Fair Value	Impairment	Fair Value	Impairment
Long-lived assets held for use	$ 5	$ 96	$ 16	$ 371	$ 226	$ 285
Intangible assets	—	—	—	—	—	25

International E&P

Long-lived assets held for use – In light of E.G.'s recent natural gas policy developments related to the country's natural gas resources, we elected to cease our efforts to develop a second LNG production train on Bioko Island and recorded a $40 million impairment of all capitalized costs associated with engineering and feasibility studies in the fourth quarter of 2013. In addition, our share of income from EGHoldings included a $4 million impairment related to the same project which is reflected in income from equity method investments in the 2013 consolidated statement of income.

North America E&P

Long-lived assets held for use – The fair values were measured using an income approach based upon internal estimates of future production levels, prices and discount rate, all of which are Level 3 inputs. Inputs to the fair value measurement included reserve and production estimates made by our reservoir engineers, estimated commodity prices adjusted for quality and location differentials, and forecasted operating expenses for the remaining estimated life of the reservoir.

In the fourth quarter of 2012, declining natural gas prices related to our Powder River Basin asset prompted lower production expectations and reductions in estimated reserves which resulted in an impairment of $73 million. Subsequently, in the first quarter of 2013, as a result of our decision to wind down operations in the Powder River Basin due to poor economics, an additional impairment of $15 million was recorded to write down the asset's remaining fair value.

During early 2012, production rates from the Ozona development in the Gulf of Mexico declined significantly. Accordingly, our reserve engineers performed evaluations of our future production as well as our reserves and an impairment was recorded in the first quarter of 2012. As the development produced toward abandonment pressures, further downward revisions of reserves were taken for an aggregate impairment of $289 million in 2012. Ozona production ceased in the first quarter of 2013 and an additional $21 million impairment was recorded.

In May 2011, significant water production and reservoir pressure declines occurred at our Droshky development in the Gulf of Mexico. Plans for a waterflood were canceled and due to a decrease in proved reserves, a $273 million impairment of this asset to its $226 million fair value was recorded in 2011.

Other impairments of long-lived assets held for use in 2013, 2012 and 2011 were a result of reduced drilling expectations, reductions of estimated reserves or declining natural gas prices.

Intangible assets – In the second quarter of 2011, our outlook for U.S. natural gas prices made it unlikely that sufficient U.S. demand for LNG would materialize by 2021, which is when the rights lapse under our arrangements at the Elba Island, Georgia regasification facility. Using an income approach based upon internal estimates of gas prices and future deliveries, which are Level 3 inputs, we determined that the contract had no remaining fair value and recorded a full impairment of this intangible asset.

Fair values – Financial instruments

Our current assets and liabilities include financial instruments, the most significant of which are receivables, commercial paper and payables. We believe the carrying values of our receivables, commercial paper and payables approximate fair value. Our fair value assessment incorporates a variety of considerations, including (1) the short-term duration of the instruments, (2) our investment-grade credit rating, and (3) our historical incurrence of and expected future insignificance of bad debt expense, which includes an evaluation of counterparty credit risk.

The following table summarizes financial instruments, excluding receivables, commercial paper, payables and derivative financial instruments, and their reported fair value by individual balance sheet line item at December 31, 2013 and 2012.

	December 31,			
	2013		2012	
(In millions)	Fair Value	Carrying Amount	Fair Value	Carrying Amount
Financial assets				
Other noncurrent assets	$ 154	$ 147	$ 189	$ 186
Total financial assets	$ 154	$ 147	$ 189	$ 186
Financial liabilities				
Other current liabilities	$ 13	$ 13	$ 13	$ 13
Long-term debt, including current portion[(a)]	6,922	6,427	7,610	6,642
Deferred credits and other liabilities	149	147	94	94
Total financial liabilities	$ 7,084	$ 6,587	$ 7,717	$ 6,749

[(a)] Excludes capital leases.

Fair values of our financial assets included in other noncurrent assets, and of our financial liabilities included in other current liabilities and deferred credits and other liabilities are measured using an income approach and most inputs are internally generated, which results in a Level 3 classification. Estimated future cash flows are discounted using a rate deemed appropriate to obtain the fair value.

Most of our long-term debt instruments are publicly-traded. A market approach, based upon quotes from major financial institutions, which are Level 2 inputs, is used to measure the fair value of such debt. The fair value of our debt that is not publicly-traded is measured using an income approach. The future debt service payments are discounted using the rate at which we currently expect to borrow. All inputs to this calculation are Level 3.

16. Derivatives

For further information regarding the fair value measurement of derivative instruments see Note 15. See Note 1 for discussion of the types of derivatives we use and the reasons for them. All of our interest rate and commodity derivatives are subject to enforceable master netting arrangements or similar agreements under which we may report net amounts. Netting is assessed by counterparty, and as of December 31, 2013 and 2012, there were no offsetting amounts. Positions by contract were all either assets or liabilities. The following tables present the gross fair values of derivative instruments, excluding cash collateral, and the reported net amounts along with where they appear on the consolidated balance sheets as of December 31, 2013 and 2012.

	December 31, 2013			
(In millions)	Asset	Liability	**Net Asset**	Balance Sheet Location
Fair Value Hedges				
Interest rate	$ 8	$ —	$ 8	Other noncurrent assets
Foreign currency	2	—	2	Other current assets
Total Designated Hedges	$ 10	$ —	$ 10	

	December 31, 2013			
(In millions)	Asset	Liability	**Net Liability**	Balance Sheet Location
Fair Value Hedges				
Foreign currency	$ —	$ 4	$ 4	Other current liabilities
Total Designated Hedges	$ —	$ 4	$ 4	

	December 31, 2012			
(In millions)	Asset	Liability	**Net Asset**	Balance Sheet Location
Fair Value Hedges				
Interest rate	$ 21	$ —	$ 21	Other noncurrent assets
Foreign currency	18	—	18	Other current assets
Total Designated Hedges	39	—	39	
Not Designated as Hedges				
Commodity	52	—	52	Other current assets
Total Not Designated as Hedges	52	—	52	
Total	$ 91	$ —	$ 91	

Derivatives Designated as Fair Value Hedges

The following table presents by maturity date, information about our interest rate swap agreements as of December 31, 2013, including the weighted average, London Interbank Offer Rate ("LIBOR")-based, floating rate.

Maturity Dates	Aggregate Notional Amount (in millions)	Weighted Average, LIBOR-Based, Floating Rate
October 1, 2017	$ 600	4.65%
March 15, 2018	$ 300	4.50%

As of December 31, 2012, we had multiple interest rate swap agreements with a total notional amount of $600 million, a weighted average, LIBOR-based, floating rate of 4.70 percent and a maturity date of October 1, 2017.

In connection with debt retirements in February and March 2011, we settled interest rate swaps with a notional amount of $1,450 million. We recorded a $29 million gain, which reduced the loss on early extinguishment of debt.

As of December 31, 2013 and 2012, our foreign currency forwards had an aggregate notional amount of 2,387 million and 3,043 million Norwegian Kroner at weighted average forward rates of 6.060 and 5.780. These forwards hedge our current Norwegian tax liability and those outstanding at December 31, 2013 have settlement dates through June 2014.

The pretax effect of derivative instruments designated as hedges of fair value in our consolidated statements of income are summarized in the table below. There is no ineffectiveness related to the fair value hedges.

		Gain (Loss)		
(In millions)	Income Statement Location	2013	2012	2011
Derivative				
Interest rate	Net interest and other	$ (13)	$ 16	$ 28
Interest rate	Loss on early extinguishment of debt	—	—	29
Foreign currency	Provision for income taxes	(44)	(1)	—
Hedged Item				
Long-term debt	Net interest and other	$ 13	$ (16)	$ (28)
Long-term debt	Loss on early extinguishment of debt	—	—	(29)
Accrued taxes	Provision for income taxes	44	1	—

Derivatives Not Designated as Hedges

In August 2012, we entered into crude oil derivative instruments related to a portion of our forecasted North America E&P crude oil sales. These commodity derivatives were not designated as hedges and had terms that ended in December 2013.

The impact of all commodity derivative instruments not designated as hedges appears in sales and other operating revenues in our consolidated statements of income and were a net loss of $67 million in 2013 and net gains of $70 million and $5 million in 2012 and 2011.

17. Debt

Short-term debt

As of December 31, 2013, we had no borrowings against our revolving credit facility, as described below, and we had $135 million in commercial paper outstanding under our U.S. commercial paper program that is backed by the revolving credit facility.

Our $2.5 billion unsecured five-year revolving credit facility (the "Credit Facility") was entered in April 2012. The Credit Facility matures in April 2017, but allows us to request two one-year extensions. It contains an option to increase the commitment amount by up to an additional $1.0 billion, subject to the consent of any increasing lenders, and includes sub-facilities for swing-line loans and letters of credit up to an aggregate amount of $100 million and $500 million, respectively. The agreement contains a covenant that requires our ratio of total debt to total capitalization not to exceed 65 percent as of the last day of each fiscal quarter. If an event of default occurs, the lenders may terminate the commitments under the Credit Facility and require the immediate repayment of all outstanding borrowings and the cash collateralization of all outstanding letters of credit under the Credit Facility.

Long-term debt

The following table details our long-term debt:

	December 31,	
(In millions)	2013	2012
Senior unsecured notes:		
9.125% notes due 2013	$ —	$ 114
0.900% notes due 2015[a]	1,000	1,000
6.000% notes due 2017[a]	682	682
5.900% notes due 2018[a]	854	854
7.500% notes due 2019[a]	228	228
2.800% notes due 2022[a]	1,000	1,000
9.375% notes due 2022	32	32
Series A notes due 2022	3	3
8.500% notes due 2023	70	70
8.125% notes due 2023	131	131
6.800% notes due 2032[a]	550	550
6.600% notes due 2037	750	750
Capital leases:		
Capital lease obligation of consolidated subsidiary due 2014 – 2049	10	11
Other obligations:		
4.550% promissory note, semi-annual payments due 2014 – 2015	136	204
5.125% obligation relating to revenue bonds due 2037	1,000	1,000
Other	—	35
Total[b]	6,446	6,664
Unamortized discount	(9)	(11)
Fair value adjustments[c]	25	43
Amounts due within one year	(68)	(184)
Total long-term debt due after one year	$ 6,394	$ 6,512

(a) These notes contain a make-whole provision allowing us the right to repay the debt at a premium to market price.
(b) In the event of a change in control, as defined in the related agreements, debt obligations totaling $236 million at December 31, 2013, may be declared immediately due and payable.
(c) See Notes 15 and 16 for information on interest rate swaps.

The following table shows five years of long-term debt payments:

(In millions)		
2014	$	68
2015		1,068
2016		—
2017		682
2018		854

18. Asset Retirement Obligations

The following summarizes the changes in asset retirement obligations:

(In millions)		2013		2012
Beginning balance	$	1,783	$	1,510
Incurred, including acquisitions		84		150
Settled, including dispositions		(78)		(35)
Accretion expense (included in depreciation, depletion and amortization)		106		91
Revisions to previous estimates		244		150
Held for sale		(43)		(83)
Ending balance[(a)]	$	2,096	$	1,783

(a) Includes asset retirement obligations of $87 million and $34 million classified as short-term at December 31, 2013 and 2012.

19. Supplemental Cash Flow Information

(In millions)		2013		2012		2011
Net cash provided by operating activities included:						
Interest paid (net of amounts capitalized)	$	307	$	225	$	268
Income taxes paid to taxing authorities		3,904		4,974		2,893
Commercial paper:						
Issuances	$	10,870	$	13,880	$	421
Repayments		(10,935)		(13,680)		(421)
Net commercial paper	$	(65)	$	200	$	—
Noncash investing and financing activities, related to continuing operations:						
Additions to property, plant and equipment:						
Asset retirement costs capitalized, excluding acquisitions	$	319	$	257	$	148
Change in capital expenditure accrual		(9)		187		104
Liabilities assumed in acquisitions		—		109		126
Asset retirement obligations assumed by buyer		92		8		5
Debt payments made by United States Steel		—		20		214

20. Defined Benefit Postretirement Plans and Defined Contribution Plan

We have noncontributory defined benefit pension plans covering substantially all domestic employees as well as international employees located in Norway and the U.K. Benefits under these plans are based on plan provisions specific to each plan.

We also have defined benefit plans for other postretirement benefits covering our U.S. employees. Health care benefits are provided through comprehensive hospital, surgical and major medical benefit provisions subject to various cost-sharing features. Life insurance benefits are provided to certain retiree beneficiaries. Other postretirement benefits are not funded in advance.

Obligations and funded status – The accumulated benefit obligation for all defined benefit pension plans was $1,359 million and $1,442 million as of December 31, 2013 and 2012.

As of December 31, 2013, our U.S. plans had accumulated benefit obligations in excess of plan assets, and as of December 31, 2012, our U.S. plans and our international ("Int'l") plans had accumulated benefit obligations in excess of plan assets. Summary information for these defined benefit pension plans follows.

	December 31,		
	2013	2012	
(In millions)	U.S.	U.S.	Int'l
Projected benefit obligation	$ (933)	$ (1,146)	$ (565)
Accumulated benefit obligation	(791)	(937)	(505)
Fair value of plan assets	625	630	500

The following summarizes the obligations and funded status for our defined benefit pension and other postretirement plans.

	Pension Benefits				Other Benefits	
	2013		2012			
(In millions)	U.S.	Int'l	U.S.	Int'l	2013	2012
Change in benefit obligations:						
Beginning balance	$ 1,146	$ 565	$ 986	$ 465	$ 311	$ 301
Service cost	33	22	31	19	4	4
Interest cost	40	24	42	22	12	14
Actuarial loss (gain)	(140)	40	196	49	(31)	8
Foreign currency exchange rate changes	—	11	—	25	—	—
Benefits paid	(146)	(13)	(109)	(15)	(17)	(16)
Ending balance	$ 933	$ 649	$ 1,146	$ 565	$ 279	$ 311
Change in fair value of plan assets:						
Beginning balance	$ 630	$ 500	$ 516	$ 412	$ —	$ —
Actual return on plan assets	65	74	66	57	—	—
Employer contributions	76	23	157	24	—	—
Foreign currency exchange rate changes	—	13	—	22	—	—
Benefits paid	(146)	(13)	(109)	(15)	—	—
Ending balance	$ 625	$ 597	$ 630	$ 500	$ —	$ —
Funded status of plans at December 31	$ (308)	$ (52)	$ (516)	$ (65)	$ (279)	$ (311)
Amounts recognized in the consolidated balance sheets:						
Current liabilities	(16)	—	(17)	—	(19)	(19)
Noncurrent liabilities	(292)	(52)	(499)	(65)	(260)	(292)
Accrued benefit cost	$ (308)	$ (52)	$ (516)	$ (65)	$ (279)	$ (311)
Pretax amounts in accumulated other comprehensive loss:						
Net loss (gain)	$ 262	$ 59	$ 511	$ 74	$ (8)	$ 23
Prior service cost (credit)	15	9	21	10	(5)	(11)

Components of net periodic benefit cost and other comprehensive (income) loss – The following summarizes the net periodic benefit costs and the amounts recognized as other comprehensive (income) loss for our defined benefit pension and other postretirement plans.

	Pension Benefits								
	2013		2012		2011		Other Benefits		
(In millions)	U.S.	Int'l	U.S.	Int'l	U.S.	Int'l	2013	2012	2011
Components of net periodic benefit cost:									
Service cost	$ 33	$ 22	$ 31	$ 19	$ 28	$ 19	$ 4	$ 4	$ 4
Interest cost	40	24	42	22	44	22	12	14	16
Expected return on plan assets	(43)	(24)	(43)	(22)	(43)	(23)	—	—	—
Amortization:									
- prior service cost (credit)	6	1	7	1	6	—	(6)	(7)	(7)
- actuarial loss	43	4	48	4	47	2	—	—	—
Net settlement loss[(a)]	45	—	45	—	30	—	—	—	—
Net periodic benefit cost[(b)]	$ 124	$ 27	$ 130	$ 24	$ 112	$ 20	$ 10	$ 11	$ 13
Other changes in plan assets and benefit obligations recognized in other comprehensive (income) loss (pretax):									
Actuarial loss (gain)	$(161)	$ (11)	$ 172	$ 15	$ 97	$ 24	$ (31)	$ 7	$ 1
Amortization of actuarial (loss) gain	(88)	(4)	(93)	(4)	(77)	(2)	—	—	—
Prior service cost (credit)	—	—	—	1	—	(11)	—	—	—
Amortization of prior service credit (cost)	(6)	(1)	(7)	(1)	(6)	—	6	7	7
Spin-off downstream business [(c)]	—	—	—	—	(24)	—	—	—	—
Total recognized in other comprehensive (income) loss	$(255)	$ (16)	$ 72	$ 11	$ (10)	$ 11	$ (25)	$ 14	$ 8
Total recognized in net periodic benefit cost and other comprehensive (income) loss	$(131)	$ 11	$ 202	$ 35	$ 102	$ 31	$ (15)	$ 25	$ 21

(a) Settlement losses are recorded when lump sum payments from a plan in a period exceed the plan's total service and interest costs for the period. Such settlements occurred in one or more of our U.S. plans in 2013, 2012 and 2011.
(b) Net periodic benefit cost reflects a calculated market-related value of plan assets which recognizes changes in fair value over three years.
(c) Includes net inter-company transfers of (gains)/losses due to the spin-off of the downstream business.

The estimated net loss and prior service cost for our defined benefit pension plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in 2014 are $24 million and $6 million. The estimated prior service credit for our other defined benefit postretirement plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in 2014 is $5 million.

Plan assumptions – The following summarizes the assumptions used to determine the benefit obligations at December 31, and net periodic benefit cost for the defined benefit pension and other postretirement plans for 2013, 2012 and 2011.

	Pension Benefits								
	2013		2012		2011		Other Benefits		
(In millions)	U.S.	Int'l	U.S.	Int'l	U.S.	Int'l	2013	2012	2011
Weighted average assumptions used to determine benefit obligation:									
Discount rate	4.28%	4.60%	3.44%	4.40%	4.45%	4.70%	4.85%	4.06%	4.90%
Rate of compensation increase	5.00%	4.90%	5.00%	4.50%	5.00%	4.30%	5.00%	5.00%	5.00%
Weighted average assumptions used to determine net periodic benefit cost:									
Discount rate	3.79%	4.40%	4.21%	4.70%	5.05%	5.40%	4.06%	4.90%	5.55%
Expected long-term return on plan assets	7.25% [(a)]	4.90%	7.75%	5.20%	8.50%	5.86%	—	—	—
Rate of compensation increase	5.00%	4.50%	5.00%	4.30%	5.00%	5.10%	5.00%	5.00%	5.00%

(a) Effective January 1, 2014, the expected long-term return on U.S. plan assets was changed from 7.25 percent to 6.75 percent.

Expected long-term return on plan assets

U.S. plan – The expected long-term return on plan assets assumption for our U.S. funded plan is determined based on an asset rate-of-return modeling tool developed by a third-party investment group. The tool utilizes underlying assumptions based on actual returns by asset category and inflation and takes into account our U.S. pension plan's asset allocation to derive an expected long-term rate of return on those assets. Capital market assumptions reflect the long-term capital market outlook. The assumptions for equity and fixed income investments are developed using a building-block approach, reflecting observable inflation information and interest rate information available in the fixed income markets. Long-term assumptions for other asset categories are based on historical results, current market characteristics and the professional judgment of our internal and external investment teams.

International plans – To determine the expected long-term return on plan assets assumption for our international plans, we consider the current level of expected returns on risk-free investments (primarily government bonds), the historical levels of the risk premiums associated with the other applicable asset categories and the expectations for future returns of each asset class. The expected return for each asset category is then weighted based on the actual asset allocation in our international pension plans to develop the overall expected long-term return on plan assets assumption.

Assumed health care cost trend rates

	2013	2012	2011
Health care cost trend rate assumed for the following year:			
Medical			
Pre-65	7.50%	8.00%	7.50%
Post-65	6.50%	7.00%	7.00%
Prescription drugs	7.00%	7.00%	7.50%
EGWP subsidy[(a)]	8.70%	7.50%	n/a
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate):			
Medical			
Pre-65	5.00%	5.00%	5.00%
Post-65	5.00%	5.00%	5.00%
Prescription drugs	5.00%	5.00%	5.00%
EGWP subsidy[(a)]	5.00%	5.00%	n/a
Year that the rate reaches the ultimate trend rate:			
Medical			
Pre-65	2020	2020	2018
Post-65	2020	2018	2017
Prescription drugs	2020	2018	2018
EGWP subsidy[(a)]	2020	2020	n/a

(a) An employee group waiver plan ("EGWP") is a group Medicare Part D prescription drug plan. Effective January 1, 2013, we implemented the EGWP as a result of the Patient Protection and Affordable Care Act, which ended tax-free status of retiree drug subsidy programs but increased federal funding to Part D prescription drug plans.

Assumed health care cost trend rates have a significant effect on the amounts reported for defined benefit retiree health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(In millions)	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost components	$ 2	$ (2)
Effect on other postretirement benefit obligations	$ 30	$ (25)

Plan investment policies and strategies – The investment policies for our U.S. and international pension plan assets reflect the funded status of the plans and expectations regarding our future ability to make further contributions. Long-term investment goals are to: (1) manage the assets in accordance with the legal requirements of all applicable laws; (2) produce investment returns which meet or exceed the rates of return achievable in the capital markets while maintaining the risk parameters set by the plans' investment committees and protecting the assets from any erosion of purchasing power; and (3) position the portfolios with a long-term risk/return orientation.

U.S. plan – Historical performance and future expectations suggest that common stocks will provide higher total investment returns than fixed income securities over a long-term investment horizon. Short-term investments are utilized for pension payments, expenses, and other liquidity needs. However, to reduce volatility in returns and to better match the plan's liabilities over time, as the plan's funded ratio (as defined by the investment policy) improves, the allocation to equity securities will decrease while the amount allocated to fixed income securities will increase. As such, the plan's current targeted asset allocation is comprised of 55 percent equity securities and high-yield bonds and 45 percent other fixed income securities.

The plan's assets are managed by a third-party investment manager. The investment manager is limited to pursuing the investment strategies regarding asset mix and purchases and sales of securities within the parameters defined in the investment policy guidelines and investment management agreement. Investment performance and risk is measured and monitored on an ongoing basis through quarterly investment meetings and periodic asset and liability studies.

International plans – Our international plans' target asset allocation is comprised of 70 percent equity securities and 30 percent fixed income securities. The plan assets are invested in eleven separate portfolios, mainly pooled fund vehicles, managed by several professional investment managers. Investments are diversified by industry and type, limited by grade and maturity. The use of derivatives by the investment managers is permitted, subject to strict guidelines. The investment managers' performance is measured independently by a third-party asset servicing consulting firm. Overall, investment performance and risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews and periodic asset and liability studies.

Fair value measurements – Plan assets are measured at fair value. The following provides a description of the valuation techniques employed for each major plan asset class at December 31, 2013 and 2012.

Cash and cash equivalents – Cash and cash equivalents include cash on deposit and an investment in a money market mutual fund that invests mainly in short-term instruments and cash, both of which are valued using a market approach and are considered Level 1. The money market mutual fund is valued at the net asset value ("NAV") of shares held. Cash and cash equivalents also include a cash reserve account (a collective short-term investment fund) that is valued using an income approach and is considered Level 2. The underlying assets are usually short-term bonds, discount notes, and commercial paper.

Equity securities – Investments in common stock, preferred stock, and real estate investment trusts ("REIT") are valued using a market approach at the closing price reported in an active market and are therefore considered Level 1. The non-public investment trust is valued using a market approach based on the underlying investments in the trust, which are publicly-traded securities, and is considered Level 2. Private equity investments include interests in limited partnerships which are valued based on the sum of the estimated fair values of the investments held by each partnership, determined using a combination of market, income and cost approaches, plus working capital, adjusted for liabilities, currency translation and estimated performance incentives. These private equity investments are considered Level 3.

Mutual funds – Investments in mutual funds are valued using a market approach. The shares or units held are traded on the public exchanges and such prices are Level 1 inputs.

Pooled funds – Investments in pooled funds are valued using a market approach at the NAV of units held, but investment opportunities in such funds are limited to institutional investors on the behalf of defined benefit plans. The various funds consist of either an equity or fixed income investment portfolio with underlying investments held in U.S. and non-U.S. securities. Nearly all of the underlying investments are publicly-traded. The majority of the pooled funds are benchmarked against a relative public index. These are considered Level 2.

Fixed income securities – Fixed income securities are valued using a market approach. U.S. treasury notes and exchange traded funds are valued at the closing price reported in an active market, and are considered Level 1. Treasury inflation-protected securities ("TIPS") are valued at the daily closing price reported in an active market. TIPS prices exclude adjustment factors for inflation and are considered Level 1. Corporate bonds, non-U.S. government bonds, private placements, and yankee bonds are valued using calculated yield curves created by models that incorporate factors such as interest rate, benchmark quotes, trade data, dealer quotes, primary and secondary market spread activity, and other market information and are considered Level 2. Taxable municipal bonds are valued using calculated yield curves considering market factors such as benchmark issues, trades, trading spreads between similar issuers or creditors, historical trading spreads over widely accepted market benchmarks, and verified bid information. These assets are considered Level 2. Municipal bonds are valued by an evaluation of terms and conditions of the security and considering market factors such as benchmark curves, trades, bid price or spreads, two-sided markets, and quotes. These assets are considered Level 2. The investment in the commingled fund is valued using the NAV of units held, and is considered Level 2. The commingled fund consists mostly of high-yield U.S. and non-U.S. corporate bonds. Investment opportunities in this fund are limited to qualified retirement plans and their plan participants. The investment objective of the portfolio is to provide long-term total return in excess of the Barclays U.S. High Yield Bond Index.

Real estate – Real estate investments are valued using a combination of the income and market approaches that is based on discounted cash flows, comparable sales, outside appraisals, price per square foot or some combination thereof and therefore are considered Level 3.

Other – Other investments are composed of an investment in an unallocated annuity contract, an investment contract with an international insurance carrier, and investments in two limited liability companies ("LLCs") with no public market. The LLCs were formed to acquire timberland in the northwest and other properties. The investment in an unallocated annuity contract is valued using a market approach based on the experience of the assets held in an insurer's general account. The majority of the general account is invested in a well-diversified portfolio of high-quality fixed income securities, primarily consisting of investment-grade bonds. Investment income is allocated among pension plans participating in the general account based on the investment year method. Under this method, a record of the book value of assets held is maintained in subdivisions according to the calendar year in which the funds are invested. The earnings rate for each of these calendar year subdivisions varies from year to year, reflecting the actual earnings on the assets attributed to that year. Due to the lack of transparency in the use of investment year subdivisions, this asset is considered Level 3. The insurance carrier contract is funded by premiums paid annually by the participating plans and the funds are invested by the insurance carrier in portfolios with different risk profiles (low, medium, high) that can be elected by clients. The majority of the underlying investments consists of a well-diversified mix of non-U.S. publicly traded equity securities valued at the closing price reported in an active market and fixed income securities valued using calculated yield curves. This asset is considered Level 2. The values of the LLCs are determined using a cost approach based on historical cost less depletion for timber previously harvested. These assets are considered Level 3.

The following tables present the fair values of our defined benefit pension plans' assets, by level within the fair value hierarchy, as of December 31, 2013 and 2012.

	December 31, 2013							
	Level 1		Level 2		Level 3		Total	
(In millions)	U.S.	Int'l	U.S.	Int'l	U.S.	Int'l	U.S.	Int'l
Cash and cash equivalents	$ 19	$ 1	$ 1	$ —	$ —	$ —	$ 20	$ 1
Equity securities:								
Common stock[a]	288	—	—	—	—	—	288	—
Preferred stock	4	—	—	—	—	—	4	—
Private equity	—	—	—	—	23	—	23	—
REIT	2	—	—	—	—	—	2	—
Mutual funds[b]	—	219	—	—	—	—	—	219
Pooled funds[c]	—	—	—	186	—	—	—	186
Fixed income securities:								
U.S. treasury notes	63	—	—	—	—	—	63	—
Exchange traded funds	1	—	—	—	—	—	1	—
Corporate bonds[d]	—	—	127	—	—	—	127	—
Municipal bonds	—	—	1	—	—	—	1	
Non-U.S. government bonds	—	—	7	—	—	—	7	—
Private placements	—	—	21	—	—	—	21	—
Taxable municipal bonds	—	—	13	—	—	—	13	—
Treasury inflation-protected securities	1	—	—	—	—	—	1	—
Yankee bonds	—	—	3	—	—	—	3	—
Commingled fund[e]	—	—	17	—	—	—	17	—
Pooled funds[f]	—	—	—	178	—	—	—	178
Real estate[g]	—	—	—	—	22	—	22	—
Other	—	—	—	13	12	—	12	13
Total investments, at fair value	$ 378	$ 220	$ 190	$ 377	$ 57	$ —	$ 625	$ 597

(In millions)	December 31, 2012							
	Level 1		Level 2		Level 3		Total	
	U.S.	Int'l	U.S.	Int'l	U.S.	Int'l	U.S.	Int'l
Cash and cash equivalents	$ 16	$ 1	$ 1	$ —	$ —	$ —	$ 17	$ 1
Equity securities:								
Common stock[(a)]	312	—	—	—	—	—	312	—
Private equity	—	—	—	—	25	—	25	—
REIT	2	—	—	—	—	—	2	—
Investment trust	—	—	1	—	—	—	1	—
Mutual funds[(b)]	—	171	—	—	—	—	—	171
Pooled funds[(c)]	—	—	—	152	—	—	—	152
Fixed income securities:								
U.S. treasury notes	67	—	—	—	—	—	67	—
Exchange traded funds	8	—	—	—	—	—	8	—
Corporate bonds[(d)]	—	—	96	—	—	—	96	—
Non-U.S. government bonds	—	—	5	—	—	—	5	—
Private placements	—	—	18	—	—	—	18	—
Taxable municipal bonds	—	—	14	—	—	—	14	—
Yankee bonds	—	—	2	—	—	—	2	—
Commingled fund[(e)]	—	—	28	—	—	—	28	—
Pooled funds[(f)]	—	—	—	166	—	—	—	166
Real estate[(g)]	—	—	—	—	23	—	23	—
Other	—	—	—	10	12	—	12	10
Total investments, at fair value	$ 405	$ 172	$ 165	$ 328	$ 60	$ —	$ 630	$ 500

(a) Includes approximately 60 percent of investments held in U.S. and non-U.S. common stocks in the banking, pharmaceuticals, oil and gas, insurance, telecommunications, electric, aerospace/defense, retail, transportation, food processing, semiconductors, and chemicals sectors. The remaining 40 percent of common stock is held in various other sectors.

(b) Includes approximately 75 percent of investments held in U.S. and non-U.S. common stocks in the consumer staples, financial services, health care, energy, basic materials, leisure, and industrial goods and services sectors and 25 percent of investments held among various other sectors. The funds' objective is to outperform their respective benchmark indexes, FTSE ALL Share 5% Capped Index and MSCI World Index, as defined by the investment policy.

(c) Includes approximately 80 percent of investments held in non-U.S. publicly traded common stocks (specifically Asia Pacific, except Japan, and the U.K.) in the financial, consumer staples, information technology, materials, energy, industrials, and telecommunication services sectors and the remaining 20 percent of investments held among various other sectors. The funds' objective is to outperform their respective benchmark indexes, MSCI AC Asia Pacific ex Japan Index, FTSE Small Cap Index, and MSCI Emerging Markets Index, as defined by the investment policy.

(d) Includes approximately 70 percent of U.S. and non-U.S. corporate bonds in the banking and finance, utilities, oil and gas, news/media, and health care sectors. The remaining 30 percent of corporate bonds are in various other sectors.

(e) Includes approximately 90 percent of investments held in U.S. and non-U.S. corporate bonds in the consumer discretionary, financial, industrial, telecommunication services, energy, health care, information technology and materials sectors and 10 percent of investments held among various other sectors.

(f) Includes approximately 75 percent of investments held in U.S. and non-U.S. publicly traded investment grade government and corporate bonds which include gilts, treasuries, financial, corporates, and collateralized asset backed securities and 25 percent of investments held among various other sectors. The funds' objective is to outperform their respective benchmark indexes, as defined by the investment policy.

(g) Includes investments diversified by property type and location. The largest property sector holdings, which represent approximately 70 percent of investments held, are office, hotel, residential, and retail with the greatest percentage of investments made in the U.S. and Asia, which includes the emerging markets of China and India.

The following is a reconciliation of the beginning and ending balances recorded for plan assets classified as Level 3 in the fair value hierarchy.

	2013			
(In millions)	Private Equity	Real Estate	Other	Total
Beginning balance	$ 25	$ 23	$ 12	$ 60
Actual return on plan assets:				
Realized gain	6	1	—	7
Unrealized gain (loss)	(1)	1	—	—
Purchases	6	1	—	7
Sales	(13)	(4)	—	(17)
Ending balance	$ 23	$ 22	$ 12	$ 57

	2012			
(In millions)	Private Equity	Real Estate	Other	Total
Beginning balance	$ 23	$ 21	$ 14	$ 58
Actual return on plan assets:				
Realized gain	2	—	—	2
Unrealized gain (loss)	1	1	(2)	—
Purchases	4	3	—	7
Sales	(5)	(2)	—	(7)
Ending balance	$ 25	$ 23	$ 12	$ 60

Cash flows

Estimated future benefit payments – The following gross benefit payments, which were estimated based on actuarial assumptions applied at December 31, 2013 and reflect expected future services, as appropriate, are to be paid in the years indicated.

	Pension Benefits		Other Benefits
(In millions)	U.S.	Int'l	
2014[a]	$ 96	$ 14	$ 19
2015	94	14	20
2016	95	16	20
2017	96	18	20
2018	92	21	20
2019 through 2023	368	120	98

(a) Primarily as a result of retirements effective January 1, 2014, actual 2014 U.S. gross benefit payments will exceed the actuarial estimate above, including approximately $163 million which will be paid during the first quarter of 2014.

Contributions to defined benefit plans – We expect to make contributions to the funded pension plans of up to $77 million in 2014, and $11 million of that amount was paid in January 2014. Cash contributions to be paid from our general assets for the unfunded pension and postretirement plans are expected to be approximately $74 million and $19 million in 2014.

Contributions to defined contribution plan – We contribute to a defined contribution plan for eligible employees. Contributions to this plan totaled $26 million, $25 million and $21 million in 2013, 2012 and 2011.

21. Incentive Based Compensation

Description of stock-based compensation plans – The Marathon Oil Corporation 2012 Incentive Compensation Plan (the "2012 Plan") was approved by our stockholders in April 2012 and authorizes the Compensation Committee of the Board of Directors to grant stock options, SARs, stock awards (including restricted stock and restricted stock unit awards) and performance awards to employees. The 2012 Plan also allows us to provide equity compensation to our non-employee directors. No more than 50 million shares of our common stock may be issued under the 2012 Plan. For stock options and SARs, the number of shares available for issuance under the 2012 Plan will be reduced by one share for each share of our common stock in respect of which the award is granted. For awards other than stock options or SARs, the number of shares available for issuance under the 2012 Plan will be reduced by 2.41 shares for each share of our common stock in respect of which the award is granted.

Shares subject to awards under the 2012 Plan that are forfeited, are terminated or expire unexercised become available for future grants. In addition, the number of shares of our common stock reserved for issuance under the 2012 Plan will not be increased by shares tendered to satisfy the purchase price of an award, exchanged for other awards or withheld to satisfy tax withholding obligations. Shares issued as a result of awards granted under the 2012 Plan are generally funded out of common stock held in treasury, except to the extent there are insufficient treasury shares, in which case new common shares are issued.

After approval of the 2012 Plan, no new grants were or will be made from the 2007 Incentive Compensation Plan, the 2003 Incentive Compensation Plan (the "2003 Plan"), the Non-Employee Director Stock Plan and the deferred stock benefit provision of the Deferred Compensation Plan for Non-Employee Directors (collectively, the "Prior Plans"). Any awards previously granted under the Prior Plans shall continue to be exercisable in accordance with their original terms and conditions.

Stock-based awards under the plans

Stock options – We grant stock options under the 2012 Plan and previously granted stock options under certain of the Prior Plans. Our stock options represent the right to purchase shares of our common stock at its fair market value on the date of grant. In general, our stock options vest ratably over a three-year period and have a maximum term of ten years from the date they are granted.

Stock appreciation rights – Prior to 2005, we granted SARs under the 2003 Plan. No SARs have been granted since then. SARs represent the right to receive shares of common stock equal in value to the excess of the fair market value of shares of common stock on the date the right is exercised over the grant price. In general, SARs vested ratably over a three-year period and have a maximum term of ten years from the date they were granted.

Restricted stock – We grant restricted stock and restricted stock units (collectively, "restricted stock awards") under the 2012 Plan and previously granted such awards under certain of the Prior Plans. The restricted stock awards granted officers generally vest three years from the date of grant, contingent on the recipient's continued employment. We also grant restricted stock to certain non-officer employees and restricted stock units to certain international employees, based on their performance within certain guidelines and for retention purposes. The restricted stock awards to non-officers generally vest in one-third increments over a three-year period, contingent on the recipient's continued employment. Prior to vesting, all restricted stock recipients have the right to vote such stock and receive dividends thereon. The non-vested shares are not transferable and are held by our transfer agent.

Stock-based performance units – Beginning in 2013, we grant stock-based performance units to officers under the 2012 Plan. At the grant date, each unit represents the value of one share of our common stock. These units provide a cash payout, based on the value of anywhere from zero to two times the number of units granted, upon the achievement of certain performance goals at the end of a 36-month performance period. The performance goals are tied to our total shareholder return ("TSR") as compared to TSR for a group of peer companies determined by the Compensation Committee of the Board of Directors. Dividend equivalents accrue during the performance period and are paid in cash at the end of the performance period based on the number of shares that would represent the value of the units.

Common stock units – We maintain an equity compensation program for our non-employee directors under the 2012 Plan and previously maintained such a program under certain of the Prior Plans. All non-employee directors receive annual grants of common stock units. Those units granted prior to 2012 must be held until completion of board service, at which time the non-employee director will receive common shares. Common shares will be issued for units granted on or after January 1, 2012 upon completion of board service or three years from the date of grant, whichever is earlier. When dividends are paid on our common stock, directors receive dividend equivalents in the form of additional common stock units.

Total stock-based compensation expense – Total employee stock-based compensation expense was $75 million, $70 million and $65 million in 2013, 2012 and 2011, while the total related income tax benefits were $27 million, $25 million and $23 million in the same years. In 2013, 2012 and 2011, cash received upon exercise of stock option awards was $58 million, $41 million and $77 million. Tax benefits realized for deductions for stock awards exercised during 2013, 2012 and 2011 totaled $36 million, $24 million and $32 million.

Stock option awards – During 2013, 2012 and 2011, we granted stock option awards to both officer and non-officer employees. The weighted average grant date fair value of these awards was based on the following weighted average Black-Scholes assumptions:

	2013	2012	2011
Exercise price per share	$33.54	$33.52	$32.30
Expected annual dividend yield	2.1%	2.2%	2.1%
Expected life in years	6.1	5.5	5.3
Expected volatility	38%	41%	40%
Risk-free interest rate	1.6%	1.2%	1.7%
Weighted average grant date fair value of stock option awards granted	$10.25	$10.86	$10.44

The following is a summary of stock option award activity in 2013.

	Number of Shares	Weighted Average Exercise price
Outstanding at beginning of year	19,536,965	$26.19
Granted	2,051,386	$33.54
Exercised	(2,718,639)	$22.36
Canceled	(764,825)	$34.02
Outstanding at end of year	18,104,887	$27.27

The intrinsic value of stock option awards exercised during 2013, 2012 and 2011, was $35 million, $40 million and $59 million.

The following table presents information related to stock option awards at December 31, 2013.

	Outstanding			Exercisable	
Range of Exercise Prices	Number of Shares Under Option	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares Under Option	Weighted Average Exercise Price
$7.99-12.75	259,164	0.3 years	$10.53	259,164	$10.53
$12.76-16.81	1,937,181	3 years	$15.13	1,937,181	$15.13
$16.82-23.20	4,255,365	5 years	$18.57	4,255,365	$18.57
$23.21-29.24	1,740,398	4 years	$24.59	1,489,683	$24.05
$29.25-36.03	7,541,433	7 years	$33.06	3,967,422	$32.70
$36.04-46.41	2,371,346	3 years	$38.19	2,277,817	$38.26
Total	18,104,887	5 years	$27.27	14,186,632	$25.64

As of December 31, 2013, the aggregate intrinsic value of stock option awards outstanding was $152 million. The aggregate intrinsic value and weighted average remaining contractual life of stock option awards currently exercisable were $144 million and 4 years.

As of December 31, 2013, the number of fully-vested stock option awards and stock option awards expected to vest was 18,023,888. The weighted average exercise price and weighted average remaining contractual life of these stock option awards were $27.24 and 5 years and the aggregate intrinsic value was $152 million. As of December 31, 2013, unrecognized compensation cost related to stock option awards was $16 million, which is expected to be recognized over a weighted average period of 2 years.

Restricted stock awards – The following is a summary of restricted stock award activity in 2013.

	Awards	Weighted Average Grant Date Fair Value
Unvested at beginning of year	4,177,884	$29.02
Granted	2,120,839	$33.69
Vested	(1,713,763)	$27.78
Forfeited	(553,072)	$30.58
Unvested at end of year	4,031,888	$31.80

The vesting date fair value of restricted stock awards which vested during 2013, 2012 and 2011 was $59 million, $36 million and $30 million. The weighted average grant date fair value of restricted stock awards was $31.80, $29.02, and $25.88 for awards unvested at December 31, 2013, 2012 and 2011.

As of December 31, 2013, there was $96 million of unrecognized compensation cost related to restricted stock awards which is expected to be recognized over a weighted average period of 2 years.

Stock-based performance unit awards – During 2013, we granted 353,600 stock-based performance unit awards to officers and at December 31, 2013, there were 93,100 units outstanding. The key assumptions used in the Monte Carlo simulation to determine the December 31, 2013 fair value of stock-based performance units were:

Valuation date stock price	$35.30
Expected annual dividend yield	2.1%
Expected volatility	26%
2-Year risk-free interest rate	0.4%
Fair value of stock-based performance units outstanding	$34.08

Cash-based performance unit awards – Prior to 2013, cash-based performance unit awards were granted to officers that provide a cash payment upon the achievement of certain performance goals at the end of a defined measurement period. The performance goals are tied to our TSR as compared to TSR for a group of peer companies determined by the Compensation Committee of the Board of Directors. The target value of each performance unit is $1, with a maximum payout of $2 per unit, but the actual payout could be anywhere between zero and the maximum. Because performance units are to be settled in cash at the end of the performance period, they are accounted for as liability awards.

During 2012, we granted 12.7 million performance units, all having a 36-month performance period. During the third quarter of 2011, we granted 15 million performance units, a portion of which had a 30-month performance period and a portion of which had an 18-month performance period to reflect the remaining periods of the original 2011 and 2010 performance unit grants outstanding prior to the spin-off. Compensation expense associated with cash-based performance units was $9 million, $12 million and $32 million in 2013, 2012 and 2011. The expense for 2011 included $14 million paid on three groups of performance unit grants outstanding at June 30, 2011, that were accelerated with the total payout determined based on performance through the effective date of the spin-off of our downstream business.

22. Reclassifications Out of Accumulated Other Comprehensive Loss

The following table presents a summary of amounts reclassified from accumulated other comprehensive loss to net income in their entirety:

(In millions)	2013	Income Statement Line
Accumulated Other Comprehensive Loss Components		
	Income (Expense)	
Postretirement and postemployment plans		
Amortization of actuarial loss	$ (47)	General and administrative
Net settlement loss	(45)	General and administrative
	35	Provision for income taxes
	(57)	Net of tax
Other insignificant items, net of tax	(1)	
Total reclassifications for the period	$ (58)	Net income

23. Stockholders' Equity

Share repurchase plan – In the third quarter of 2013, we acquired 14 million common shares at a cost of $500 million under our share repurchase program, initially authorized in 2006, bringing our total repurchases to 92 million common shares at a cost of $3,722 million. In December 2013, our Board of Directors increased the authorization by an additional $1.2 billion, bringing the total remaining share repurchase authorization to $2.5 billion. Purchases under the program may be in either open market transactions, including block purchases, or in privately negotiated transactions using cash on hand, cash generated from operations, proceeds from potential asset sales or cash from available borrowings to acquire shares. This program may be changed based upon our financial condition or changes in market conditions and is subject to termination prior to completion. The repurchase program does not include specific price targets or timetables.

24. Leases

We lease a wide variety of facilities and equipment under operating leases, including land, building space, equipment and vehicles. Most long-term leases include renewal options and, in certain leases, purchase options. Future minimum commitments for capital lease obligations and for operating lease obligations having noncancellable lease terms in excess of one year are as follows:

(In millions)	Capital Lease Obligations	Operating Lease Obligations
2014	$ 1	$ 45
2015	1	42
2016	1	34
2017	1	22
2018	1	20
Later years	23	48
Sublease rentals	—	(4)
Total minimum lease payments	$ 28	$ 207
Less imputed interest costs	(18)	
Present value of net minimum lease payments	$ 10	

Operating lease rental expense related to continuing operations was $106 million, $103 million and $70 million in 2013, 2012 and 2011.

25. Commitments and Contingencies

We are a defendant in a number of lawsuits arising in the ordinary course of business, including, but not limited to, royalty claims, contract claims and environmental claims. While the ultimate outcome and impact to us cannot be predicted with certainty, we believe that the resolution of these proceedings will not have a material adverse effect on our consolidated financial position, results of operations or cash flows. Certain of these matters are discussed below.

Litigation – In March 2011, Noble Drilling (U.S.) LLC ("Noble") filed a lawsuit against us in the District Court of Harris County, Texas, alleging, among other things, breach of contract, breach of the duty of good faith and fair dealing, and negligent misrepresentation, relating to a multi-year drilling contract for a newly constructed drilling rig to be deployed in the U.S. Gulf of Mexico. We filed an answer in April 2011, contending, among other things, failure to perform, failure to comply with material obligations, failure to mitigate alleged damages and that Noble failed to provide the rig according to the operating, performance and safety requirements specified in the drilling contract. In April 2013, we filed a counterclaim against Noble alleging, among other things, breach of contract and breach of the duty of good faith relating to the multi-year drilling contract. The counterclaim also included a breach of contract claim for reimbursement for the value of fuel used by Noble under an offshore daywork drilling contract. The parties settled this litigation in the fourth quarter of 2013, and the settlement did not have a material adverse effect on our consolidated results of operations, financial position or cash flows.

Environmental matters – We are subject to federal, state, local and foreign laws and regulations relating to the environment. These laws generally provide for control of pollutants released into the environment and require responsible parties to undertake remediation of hazardous waste disposal sites. Penalties may be imposed for noncompliance.

At December 31, 2013 and 2012, accrued liabilities for remediation were not significant. It is not presently possible to estimate the ultimate amount of all remediation costs that might be incurred or the penalties that may be imposed.

Guarantees – We have entered into a guarantee of a long-term transportation services agreement and a performance guarantee related to asset retirement obligations with aggregate maximum potential undiscounted payments totaling $96 million as of December 31, 2013. Under the terms of these guarantee arrangements, we would be required to perform should the guaranteed party fail to fulfill its obligations under the specified arrangements.

Over the years, we have sold various assets in the normal course of our business. Certain of the related agreements contain performance and general guarantees, including guarantees regarding inaccuracies in representations, warranties, covenants and agreements, and environmental and general indemnifications that require us to perform upon the occurrence of a triggering event or condition. These guarantees and indemnifications are part of the normal course of selling assets. We are typically not able to calculate the maximum potential amount of future payments that could be made under such contractual provisions because of the variability inherent in the guarantees and indemnities. Most often, the nature of the guarantees and indemnities is such that there is no appropriate method for quantifying the exposure because the underlying triggering event has little or no past experience upon which a reasonable prediction of the outcome can be based.

Contract commitments – At December 31, 2013 and 2012, contractual commitments to acquire property, plant and equipment totaled $1,270 million and $949 million.

Other contingencies – During the second quarter of 2011, the AOSP operator determined the need and developed preliminary plans to address water flow into a previously mined and contained section of the Muskeg River mine. Our share of the estimated costs in the amount of $64 million was recorded to production expense in 2011. At December 31, 2013, the remaining liability is $29 million.

Select Quarterly Financial Data (Unaudited)

	2013				2012			
(In millions, except per share data)	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
Revenues	$ 3,784	$ 3,839	$ 3,699	$ 3,179	$ 3,793	$ 3,732	$ 4,036	$ 4,131
Income from continuing operations before income taxes	1,367	1,467	1,278	818	1,350	1,421	1,733	1,626
Income from continuing operations	380	399	518	296	423	406	469	315
Discontinued operations [(a)]	3	27	51	79	(6)	(13)	(19)	7
Net income	$ 383	$ 426	$ 569	$ 375	$ 417	$ 393	$ 450	$ 322
Income per share:								
Basic:								
Continuing operations	$0.54	$0.56	$0.73	$0.43	$0.60	$0.58	$0.67	$0.45
Discontinued operations [(a)]	$0.00	$0.04	$0.07	$0.11	($0.01)	($0.02)	($0.03)	$0.01
Net income	$0.54	$0.60	$0.80	$0.54	$0.59	$0.56	$0.64	$0.46
Diluted:								
Continuing operations	$0.54	$0.56	$0.73	$0.43	$0.60	$0.58	$0.66	$0.44
Discontinued operations [(a)]	$0.00	$0.04	$0.07	$0.11	($0.01)	($0.02)	($0.03)	$0.01
Net income	$0.54	$0.60	$0.80	$0.54	$0.59	$0.56	$0.63	$0.45
Dividends paid per share	$0.17	$0.17	$0.19	$0.19	$0.17	$0.17	$0.17	$0.17

[(a)] In 2013, we entered into agreements to sell our Angola assets; therefore, our Angola operations are reflected as discontinued operations in all periods presented.

Supplementary Information on Oil and Gas Producing Activities (Unaudited)

The supplementary information is disclosed by the following geographic areas: the U.S.; Canada; E. G.; Other Africa, which primarily includes activities in Gabon, Kenya, Ethiopia and Libya; Europe, which primarily includes activities in Norway and the U.K.; and Other International ("Other Int'l"), which includes activities in the Kurdistan Region of Iraq. Our Angola operations are shown as discontinued operations ("Disc Ops") in all periods since we entered into agreements to sell these assets in 2013.

Estimated Quantities of Proved Oil and Gas Reserves

The estimation of net recoverable quantities of liquid hydrocarbons, natural gas and synthetic crude oil is a highly technical process, which is based upon several underlying assumptions that are subject to change. For a discussion of our reserve estimation process, including the use of third-party audits, see Item 1. Business – Reserves.

(mmbbl)	U.S.	Canada	E.G.[(a)]	Other Africa	Europe	Disc Ops	Total
Liquid Hydrocarbons							
Proved developed and undeveloped reserves:							
Beginning of year - 2011	173	—	119	224	99	15	630
Revisions of previous estimates	16	—	11	—	21	2	50
Improved recovery	1	—	—	—	—	—	1
Purchases of reserves in place	89	—	—	—	—	—	89
Extensions, discoveries and other additions	27	—	—	—	14	1	42
Production	(27)	—	(13)	(2)	(37)	—	(79)
End of year - 2011	279	—	117	222	97	18	733
Revisions of previous estimates	9	—	6	(5)	28	—	38
Improved recovery	2	—	—	—	—	—	2
Purchases of reserves in place	52	—	—	—	—	—	52
Extensions, discoveries and other additions	172	—	—	7	—	—	179
Production	(39)	—	(13)	(15)	(36)	—	(103)
End of year - 2012	475	—	110	209	89	18	901
Revisions of previous estimates	46	—	(1)	12	26	(1)	82
Improved recovery	—	—	—	—	—	11	11
Purchases of reserves in place	14	—	—	—	—	—	14
Extensions, discoveries and other additions	137	—	1	3	5	3	149
Production	(55)	—	(12)	(9)	(31)	(3)	(110)
Sales of reserves in place	(1)	—	—	—	—	—	(1)
End of year - 2013	616	—	98	215	89	28	1,046
Proved developed reserves:							
Beginning of year - 2011	124	—	86	180	89	—	479
End of year - 2011	141	—	78	179	84	—	482
End of year - 2012	198	—	68	168	84	—	518
End of year - 2013	292	—	55	176	78	19	620
Proved undeveloped reserves:							
Beginning of year - 2011	49	—	33	44	10	15	151
End of year - 2011	138	—	39	43	13	18	251
End of year - 2012	277	—	42	41	5	18	383
End of year - 2013	324	—	43	39	11	9	426

Supplementary Information on Oil and Gas Producing Activities (Unaudited)

Estimated Quantities of Proved Oil and Gas Reserves (continued)

(bcf)	U.S.	Canada	E.G.[a]	Other Africa	Europe	Disc Ops	Total
Natural Gas							
Proved developed and undeveloped reserves:							
Beginning of year - 2011	745	—	1,651	105	116	—	2,617
Revisions of previous estimates	18	—	81	(1)	22	—	120
Purchases of reserves in place	119	—	—	—	—	—	119
Extensions, discoveries and other additions	109	—	—	—	11	—	120
Production[b]	(119)	—	(161)	—	(30)	—	(310)
End of year - 2011	872	—	1,571	104	119	—	2,666
Revisions of previous estimates	(29)	—	10	(1)	15	—	(5)
Purchases of reserves in place	105	—	—	—	—	—	105
Extensions, discoveries and other additions	224	—	—	111	—	—	335
Production[b]	(129)	—	(157)	(5)	(31)	—	(322)
End of year - 2012	1,043	—	1,424	209	103	—	2,779
Revisions of previous estimates	(4)	—	45	4	43	—	88
Purchases of reserves in place	13	—	3	—	—	—	16
Extensions, discoveries and other additions	163	—	9	—	3	—	175
Production[b]	(114)	—	(161)	(8)	(28)	—	(311)
Sales of reserves in place	(76)	—	—	—	—	—	(76)
End of year - 2013	1,025	—	1,320	205	121	—	2,671
Proved developed reserves:							
Beginning of year - 2011	591	—	1,186	104	43	—	1,924
End of year - 2011	551	—	1,104	104	40	—	1,799
End of year - 2012	546	—	980	99	28	—	1,653
End of year - 2013	540	—	823	95	41	—	1,499
Proved undeveloped reserves:							
Beginning of year - 2011	154	—	465	1	73	—	693
End of year - 2011	321	—	467	—	79	—	867
End of year - 2012	497	—	444	110	75	—	1,126
End of year - 2013	485	—	497	110	80	—	1,172

Estimated Quantities of Proved Oil and Gas Reserves (continued)

(mmbbl)	U.S.	Canada	E.G.[a]	Other Africa	Europe	Disc Ops	Total
Synthetic crude oil							
Proved developed and undeveloped reserves:							
Beginning of year - 2011	—	572	—	—	—	—	572
Revisions of previous estimates	—	17	—	—	—	—	17
Extensions, discoveries and other additions	—	48	—	—	—	—	48
Production	—	(14)	—	—	—	—	(14)
End of year - 2011	—	623	—	—	—	—	623
Revisions of previous estimates	—	45	—	—	—	—	45
Production	—	(15)	—	—	—	—	(15)
End of year - 2012	—	653	—	—	—	—	653
Revisions of previous estimates	—	36	—	—	—	—	36
Extensions, discoveries and other additions	—	6	—	—	—	—	6
Production	—	(15)	—	—	—	—	(15)
End of year - 2013	—	680	—	—	—	—	680
Proved developed reserves:							
Beginning of year - 2011	—	433	—	—	—	—	433
End of year - 2011	—	623	—	—	—	—	623
End of year - 2012	—	653	—	—	—	—	653
End of year - 2013	—	674	—	—	—	—	674
Proved undeveloped reserves:							
Beginning of year - 2011	—	139	—	—	—	—	139
End of year - 2011	—	—	—	—	—	—	—
End of year - 2012	—	—	—	—	—	—	—
End of year - 2013	—	6	—	—	—	—	6

Supplementary Information on Oil and Gas Producing Activities (Unaudited)

Estimated Quantities of Proved Oil and Gas Reserves (continued)

(mmboe)	U.S.	Canada	E.G.[(a)]	Other Africa	Europe	Disc Ops	Total
Total Proved Reserves							
Proved developed and undeveloped reserves:							
Beginning of year - 2011	297	572	394	242	118	15	1,638
Revisions of previous estimates	19	17	25	(1)	25	2	87
Improved recovery	1	—	—	—	—	—	1
Purchases of reserves in place	109	—	—	—	—	—	109
Extensions, discoveries and other additions	45	48	—	—	16	1	110
Production[(b)]	(47)	(14)	(40)	(2)	(42)	—	(145)
End of year - 2011	424	623	379	239	117	18	1,800
Revisions of previous estimates	5	45	7	(5)	30	—	82
Improved recovery	2	—	—	—	—	—	2
Purchases of reserves in place	70	—	—	—	—	—	70
Extensions, discoveries and other additions	209	—	—	26	—	—	235
Production[(b)]	(61)	(15)	(39)	(16)	(41)	—	(172)
End of year - 2012	649	653	347	244	106	18	2,017
Revisions of previous estimates	45	36	7	12	33	(1)	132
Improved recovery	—	—	—	—	—	11	11
Purchases of reserves in place	16	—	1	—	—	—	17
Extensions, discoveries and other additions	164	6	2	3	6	3	184
Production[(b)]	(74)	(15)	(39)	(10)	(36)	(3)	(177)
Sales of reserves in place	(13)	—	—	—	—	—	(13)
End of year - 2013	787	680	318	249	109	28	2,171
Proved developed reserves:							
Beginning of year - 2011	222	433	284	198	96	—	1,233
End of year - 2011	233	623	262	196	91	—	1,405
End of year - 2012	289	653	231	185	88	—	1,446
End of year - 2013	382	674	193	192	84	19	1,544
Proved undeveloped reserves:							
Beginning of year - 2011	75	139	110	44	22	15	405
End of year - 2011	191	—	117	43	26	18	395
End of year - 2012	360	—	116	59	18	18	571
End of year - 2013	405	6	125	57	25	9	627

(a) Consists of estimated reserves from properties governed by production sharing contracts.

(b) Excludes the resale of purchased natural gas used in reservoir management.

Supplementary Information on Oil and Gas Producing Activities (Unaudited)

Capitalized Costs and Accumulated Depreciation, Depletion and Amortization

(In millions)	U.S.	Canada	E.G.	Other Africa[(a)]	Europe	Other Int'l	Total
	December 31,						
2013 Capitalized Costs:							
Proved properties	$ 24,165	$ 9,276	$ 1,683	$ 2,257	$ 8,898	$ —	$ 46,279
Unproved properties	2,097	1,508	31	693	296	214	4,839
Total	26,262	10,784	1,714	2,950	9,194	214	51,118
Accumulated depreciation, depletion and amortization:							
Proved properties	11,568	989	918	307	7,607	—	21,389
Unproved properties	180	1	—	13	7	8	209
Total	11,748	990	918	320	7,614	8	21,598
Net capitalized costs	$ 14,514	$ 9,794	$ 796	$ 2,630	$ 1,580	$ 206	$ 29,520
2012 Capitalized Costs:							
Proved properties	$ 21,106	$ 8,963	$ 1,586	$ 1,898	$ 8,690	$ —	$ 42,243
Unproved properties	3,222	1,513	29	602	160	146	5,672
Total	24,328	10,476	1,615	2,500	8,850	146	47,915
Accumulated depreciation, depletion and amortization:							
Proved properties	10,493	781	824	174	7,191	—	19,463
Unproved properties	293	1	—	13	—	20	327
Total	10,786	782	824	187	7,191	20	19,790
Net capitalized costs	$ 13,542	$ 9,694	$ 791	$ 2,313	$ 1,659	$ 126	$ 28,125

(a) Includes Angola costs.

Costs Incurred for Property Acquisition, Exploration and Development[(a)]

(In millions)	U.S.	Canada	E.G.	Other Africa	Europe	Other Int'l	Disc Ops	Total
2013 Property acquisition:								
Proved	$ 51	$ 30	$ 9	$ —	$ —	$ —	$ —	$ 90
Unproved	157	—	—	44	—	21	—	222
Exploration	885	9	4	124	102	137	10	1,271
Development	2,876	280	84	46	354	1	227	3,868
Total	$ 3,969	$ 319	$ 97	$ 214	$ 456	$ 159	$ 237	$ 5,451
2012 Property acquisition:								
Proved	$ 756	$ —	$ —	$ —	$ 3	$ —	$ —	$ 759
Unproved	432	—	18	63	—	(13)	5	505
Exploration	1,587	31	3	25	54	136	20	1,856
Development	2,469	195	22	15	468	5	353	3,527
Total	$ 5,244	$ 226	$ 43	$ 103	$ 525	$ 128	$ 378	$ 6,647
2011 Property acquisition:								
Proved	$ 1,782	$ 5	$ 1	$ —	$ —	$ —	$ —	$ 1,788
Unproved	3,271	—	—	—	7	57	1	3,336
Exploration	782	42	—	10	109	168	23	1,134
Development	889	293	18	(5)	388	—	299	1,882
Total	$ 6,724	$ 340	$ 19	$ 5	$ 504	$ 225	$ 323	$ 8,140

(a) Includes costs incurred whether capitalized or expensed.

Supplementary Information on Oil and Gas Producing Activities (Unaudited)

Results of Operations for Oil and Gas Producing Activities

(In millions)		U.S.	Canada	E.G.	Other Africa	Europe	Other Int'l	Total
2013	Revenues and other income:							
	Sales	$ 5,059	$ 1,376	$ 33	$ 1,106	$ 924	$ —	$ 8,498
	Transfers	3	—	715	—	2,941	—	3,659
	Other income[a]	(9)	—	—	—	—	(8)	(17)
	Total revenues and other income	5,053	1,376	748	1,106	3,865	(8)	12,140
	Expenses:							
	Production costs	(1,318)	(867)	(113)	(73)	(498)	—	(2,869)
	Exploration expenses	(717)	(8)	(3)	(65)	(123)	(72)	(988)
	Depreciation, depletion and amortization[b]	(1,980)	(218)	(97)	(28)	(440)	—	(2,763)
	Administrative expenses	(185)	(21)	(30)	(19)	(36)	(14)	(305)
	Total expenses	(4,200)	(1,114)	(243)	(185)	(1,097)	(86)	(6,925)
	Results before income taxes	853	262	505	921	2,768	(94)	5,215
	Income tax (provision) benefit	(323)	(66)	(182)	(920)	(2,004)	26	(3,469)
	Results of continuing operations	$ 530	$ 196	$ 323	$ 1	$ 764	$ (68)	$ 1,746
	Results of discontinued operations	$ —	$ —	$ —	$ 160	$ —	$ —	$ 160
2012	Revenues and other income:							
	Sales	$ 3,879	$ 1,261	$ 29	$ 2,000	$ 835	$ —	$ 8,004
	Transfers	2	—	818	—	3,601	—	4,421
	Other income[a]	(8)	—	—	—	—	(32)	(40)
	Total revenues and other income	3,873	1,261	847	2,000	4,436	(32)	12,385
	Expenses:							
	Production costs	(1,054)	(826)	(141)	(58)	(398)	—	(2,477)
	Exploration expenses	(558)	(30)	(5)	(10)	(34)	(69)	(706)
	Depreciation, depletion and amortization[b]	(1,792)	(217)	(95)	(43)	(615)	—	(2,762)
	Administrative expenses	(193)	(8)	(5)	(4)	(40)	(12)	(262)
	Total expenses	(3,597)	(1,081)	(246)	(115)	(1,087)	(81)	(6,207)
	Results before income taxes	276	180	601	1,885	3,349	(113)	6,178
	Income tax (provision) benefit	(100)	(45)	(210)	(1,795)	(2,486)	51	(4,585)
	Results of continuing operations	$ 176	$ 135	$ 391	$ 90	$ 863	$ (62)	$ 1,593
	Results of discontinued operations	$ —	$ —	$ —	$ (31)	$ —	$ —	$ (31)
2011	Revenues and other income:							
	Sales	$ 3,058	$ 1,332	$ 29	$ 216	$ 1,000	$ —	$ 5,635
	Transfers	63	—	905	—	3,546	—	4,514
	Other income[a]	41	—	—	—	15	—	56
	Total revenues and other income	3,162	1,332	934	216	4,561	—	10,205
	Expenses:							
	Production costs[c]	(961)	(818)	(118)	(24)	(376)	—	(2,297)
	Exploration expenses	(377)	(11)	(1)	1	(86)	(167)	(641)
	Depreciation, depletion and amortization[b]	(1,472)	(196)	(104)	(9)	(684)	—	(2,465)
	Administrative expenses	(182)	(10)	—	(1)	(18)	(10)	(221)
	Total expenses	(2,992)	(1,035)	(223)	(33)	(1,164)	(177)	(5,624)
	Results before income taxes	170	297	711	183	3,397	(177)	4,581
	Income tax (provision) benefit	(59)	(75)	(254)	(176)	(2,176)	65	(2,675)
	Results of continuing operations	$ 111	$ 222	$ 457	$ 7	$ 1,221	$ (112)	$ 1,906
	Results of discontinued operations	$ —	$ —	$ —	$ (11)	$ —	$ —	$ (11)

(a) Includes net gain (loss) on dispositions.
(b) Includes long-lived asset impairments.
(c) 2011 Canada production costs include $64 million accrued for Oil Sands water abatement.

Supplementary Information on Oil and Gas Producing Activities (Unaudited)

Results of Operations for Oil and Gas Producing Activities

The following reconciles results of operations for oil and gas producing activities to segment income:

(In millions)	2013	2012	2011
Results of continuing operations	$ 1,746	$ 1,593	$ 1,906
Items not included in results of oil and gas operations, net of tax:			
Marketing income and other non-oil and gas producing related activities	42	49	182
Income from equity method investments	340	309	351
Items not allocated to segment income, net of tax:			
Loss (gain) on asset dispositions	20	31	(24)
Long-lived asset impairments	10	231	181
Water abatement-Oil Sands Mining	—	—	48
Segment income	$ 2,158	$ 2,213	$ 2,644

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Reserves

	December 31,					
(In millions)	U.S.	Canada	E.G.	Other Africa	Europe	Total
2013						
Future cash inflows	$ 54,099	$ 59,585	$ 5,911	$ 28,195	$ 11,395	$159,185
Future production and administrative costs	(16,774)	(35,954)	(1,619)	(976)	(2,986)	(58,309)
Future development costs	(9,685)	(9,694)	(367)	(793)	(2,178)	(22,717)
Future income tax expenses	(7,592)	(3,098)	(1,032)	(24,982)	(4,581)	(41,285)
Future net cash flows	$ 20,048	$ 10,839	$ 2,893	$ 1,444	$ 1,650	$ 36,874
10 percent annual discount for estimated timing of cash flows	(9,940)	(8,300)	(1,084)	(828)	(252)	(20,404)
Standardized measure of discounted future net cash flows -						
related to continuing operations	$ 10,108	$ 2,539	$ 1,809	$ 616	$ 1,398	$ 16,470
related to discontinued operations	$ —	$ —	$ —	$ 1,302	$ —	$ 1,302
2012						
Future cash inflows	$ 42,710	$ 55,171	$ 6,627	$ 28,173	$ 11,271	$143,952
Future production and administrative costs	(13,765)	(32,131)	(1,829)	(1,015)	(2,302)	(51,042)
Future development costs	(11,104)	(9,350)	(451)	(787)	(1,673)	(23,365)
Future income tax expenses	(4,489)	(2,948)	(1,191)	(25,020)	(5,274)	(38,922)
Future net cash flows	$ 13,352	$ 10,742	$ 3,156	$ 1,351	$ 2,022	$ 30,623
10 percent annual discount for estimated timing of cash flows	(6,956)	(7,842)	(1,178)	(743)	(327)	(17,046)
Standardized measure of discounted future net cash flows -						
related to continuing operations	$ 6,396	$ 2,900	$ 1,978	$ 608	$ 1,695	$ 13,577
related to discontinued operations	$ —	$ —	$ —	$ 642	$ —	$ 642
2011						
Future cash inflows	$ 28,108	$ 59,365	$ 7,318	$ 28,197	$ 12,120	$135,108
Future production and administrative costs	(10,751)	(28,048)	(1,931)	(1,099)	(2,752)	(44,581)
Future development costs	(6,341)	(10,346)	(435)	(559)	(1,702)	(19,383)
Future income tax expenses	(2,740)	(4,490)	(1,368)	(25,463)	(5,375)	(39,436)
Future net cash flows	$ 8,276	$ 16,481	$ 3,584	$ 1,076	$ 2,291	$ 31,708
10 percent annual discount for estimated timing of cash flows	(4,539)	(11,845)	(1,331)	(509)	(446)	(18,670)
Standardized measure of discounted future net cash flows -						
related to continuing operations	$ 3,737	$ 4,636	$ 2,253	$ 567	$ 1,845	$ 13,038
related to discontinued operations	$ —	$ —	$ —	$ 743	$ —	$ 743

Changes in the Standardized Measure of Discounted Future Net Cash Flows

(In millions)	2013	2012	2011
Sales and transfers of oil and gas produced, net of production and administrative costs	$ (8,997)	$ (9,696)	$ (7,637)
Net changes in prices and production and administrative costs related to future production	(243)	(1,445)	11,786
Extensions, discoveries and improved recovery, less related costs	3,457	2,763	1,369
Development costs incurred during the period	3,708	3,197	1,600
Changes in estimated future development costs	622	25	(1,069)
Revisions of previous quantity estimates[(a)]	3,123	1,652	2,453
Net changes in purchases and sales of minerals in place	(229)	909	230
Accretion of discount	3,054	3,073	1,989
Net change in income taxes	(1,602)	61	(6,607)
Net change for the year	2,893	539	4,114
Beginning of the year related to continuing operations	13,577	13,038	8,924
End of the year related to continuing operations	$ 16,470	$ 13,577	$ 13,038
Net change for the year related to discontinued operations	$ 660	$ (101)	$ 478

(a) Includes amounts resulting from changes in the timing of production and other.

MARATHON OIL CORPORATION
Supplemental Statistics (Unaudited)

(In millions)	2013	2012	2011
Segment Income			
North America E&P	$ 529	$ 382	$ 392
International E&P	1,423	1,660	1,991
Oil Sands Mining	206	171	261
Segment income	2,158	2,213	2,644
Items not allocated to segments, net of income taxes	(565)	(600)	(926)
Income from continuing operations	1,593	1,613	1,718
Discontinued operations[a]	160	(31)	1,228
Net income	$ 1,753	$ 1,582	$ 2,946
Capital Expenditures[b]			
North America E&P	$ 3,649	$ 3,988	$ 2,163
International E&P	764	489	544
Oil Sands Mining	286	188	308
Corporate	58	115	75
Discontinued operations[a]	227	351	309
Total	$ 4,984	$ 5,131	$ 3,399
Exploration Expenses			
North America E&P	$ 725	$ 588	$ 388
International E&P	263	118	253
Total	$ 988	$ 706	$ 641

(a) In 2013, we entered into agreements to sell our Angola assets; therefore, our Angola operations are reflected as discontinued operations in all periods presented. The spin-off of the downstream business was completed on June 30, 2011 and has been reported as discontinued operations in 2011.

(b) Capital expenditures include changes in accruals.

MARATHON OIL CORPORATION
Supplemental Statistics (Unaudited)

Net Sales Volumes	2013	2012	2011
North America E&P			
Crude Oil and Condensate *(mbbld)*			
Bakken	35	27	16
Eagle Ford	51	23	2
Oklahoma resource basins	2	1	—
Other North America	38	45	52
Total Crude Oil and Condensate	126	96	70
Natural Gas Liquids *(mbbld)*			
Bakken	2	1	—
Eagle Ford	14	5	—
Oklahoma resource basins	4	2	1
Other North America	3	3	4
Total Natural Gas Liquids	23	11	5
Total Liquid Hydrocarbons *(mbbld)*			
Bakken	37	28	16
Eagle Ford	65	28	2
Oklahoma resource basins	6	3	1
Other North America	41	48	56
Total Liquid Hydrocarbons	149	107	75
Natural Gas *(mmcfd)*			
Bakken	13	8	6
Eagle Ford	94	37	2
Oklahoma resource basins	48	32	7
Alaska	7	92	94
Other North America	150	189	217
Total Natural Gas	312	358	326
Total North America E&P *(mboed)*	201	166	129

MARATHON OIL CORPORATION
Supplemental Statistics (Unaudited)

Net Sales Volumes	2013	2012	2011
International E&P			
Total Liquid Hydrocarbons *(mbbld)*			
Equatorial Guinea	34	36	38
Norway	71	81	80
United Kingdom	15	16	21
Libya	24	42	5
Total Liquid Hydrocarbons	144	175	144
Natural Gas *(mmcfd)*			
Equatorial Guinea	442	428	443
Norway	51	53	42
United Kingdom[(c)]	32	48	55
Libya	22	15	—
Total Natural Gas	547	544	540
Total International E&P *(mboed)*	234	266	234
Oil Sands Mining			
Synthetic Crude Oil *(mbbld)*[(d)]	48	47	43
Total Continuing Operations *(mboed)*	483	479	406
Discontinued Operations *(mboed)*[(e)]	10	—	—
Total Company *(mboed)*	493	479	406
Net Sales Volumes of Equity Method Investees			
LNG *(mtd)*	6,548	6,290	6,681
Methanol *(mtd)*	1,249	1,298	1,282

(c) Includes natural gas acquired for injection and subsequent resale of 7 mmcfd, 15 mmcfd and 16 mmcfd for 2013, 2012, and 2011.

(d) Includes blendstocks.

(e) In 2013, we entered into agreements to sell our Angola assets; therefore, our Angola operations are reflected as discontinued operations and excluded from segments in all periods presented.

Average Price Realizations [f]	2013	2012	2011
North America E&P			
Crude Oil and Condensate *(per bbl)*			
Bakken	$90.25	$83.11	$90.60
Eagle Ford	99.69	100.14	101.46
Oklahoma resource basins	94.84	89.26	—
Other North America	90.42	91.75	95.91
Total Crude Oil and Condensate	94.19	91.30	94.80
Natural Gas Liquids *(per bbl)*			
Bakken	$41.60	$42.35	$—
Eagle Ford	30.16	32.96	—
Oklahoma resource basins	35.28	31.82	36.95
Other North America	55.69	52.51	62.24
Total Natural Gas Liquids	35.12	39.57	58.53
Total Liquid Hydrocarbons *(per bbl)* [g]			
Bakken	$87.76	$81.36	$90.29
Eagle Ford	84.95	88.09	95.84
Oklahoma resource basins	50.77	49.21	36.95
Other North America	88.16	89.03	93.70
Total Liquid Hydrocarbons	85.20	85.80	92.55
Natural Gas *(per mcf)*			
Bakken	$3.90	$3.11	$6.92
Eagle Ford	3.67	3.03	4.12
Oklahoma resource basins	3.78	3.05	3.45
Alaska	7.79	6.86	6.53
Other North America	3.76	2.84	4.26
Total Natural Gas	3.84	3.92	4.95

[f] Excludes gains or losses on derivative instruments.

[g] Inclusion of realized gains (losses) on crude oil derivative instruments would have increased (decreased) average liquid hydrocarbon price realizations per barrel by $(0.27) and $0.40 for 2013 and 2012.

MARATHON OIL CORPORATION
Supplemental Statistics (Unaudited)

Average Price Realizations	2013	2012	2011
International E&P			
Total Liquid Hydrocarbons *(per bbl)*			
Equatorial Guinea	$60.34	$64.33	$67.70
Norway	113.38	116.70	116.62
United Kingdom	108.92	107.31	111.55
Libya	122.92	127.31	112.56
Total Liquid Hydrocarbons	102.10	107.78	102.96
Natural Gas *(per mcf)*			
Equatorial Guinea(h)	$0.24	$0.24	$0.24
Norway	13.01	11.15	10.60
United Kingdom	10.64	9.72	9.26
Libya	5.44	5.76	0.70
Total Natural Gas	2.25	2.29	1.97
Oil Sands Mining			
Synthetic Crude Oil *(per bbl)*	$87.51	$81.72	$91.65
Discontinued Operations *(per bbl)*(e)	$104.77	—	—
Total Proved Reserves (at year end)			
Liquid Hydrocarbons *(mmbbl)*			
North America E&P	616	475	279
International E&P	402	408	436
Total Continuing Operations	1,018	883	715
Natural Gas *(bcf)*			
North America E&P	1,025	1,043	872
International E&P	1,646	1,736	1,794
Total Continuing Operations	2,671	2,779	2,666
Synthetic Crude Oil *(mmbbl)*			
Oil Sands Mining	680	653	623
Continuing Operations *(mmboe)*	2,143	1,999	1,782
Discontinued Operations *(mmboe)*(e)	28	18	18
Total Proved Reserves *(mmboe)*	2,171	2,017	1,800

(h) Primarily represents fixed prices under long-term contracts with Alba Plant LLC, AMPCO and EGHoldings, which are equity method investees. We include our share of income from each of these equity method investees in our International E&P segment.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer. As of the end of the period covered by this Report based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as of December 31, 2013.

Internal Control Over Financial Reporting

In the first quarter of 2013, we completed the update of our existing Enterprise Resource Planning ("ERP") system. This update included a new general ledger, consolidations system and reporting tools. During the fourth quarter of 2013, there were no changes in our internal control over financial reporting that have materially affected, or were reasonably likely to materially affect, our internal control over financial reporting. See Item 8. Financial Statements and Supplementary Data — Management's Report on Internal Control over Financial Reporting and – Report of Independent Registered Public Accounting Firm.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information concerning our directors required by this item is incorporated by reference to the material appearing under the heading "Election of Directors" in our Proxy Statement for the 2014 Annual Meeting of Stockholders.

Our Board of Directors has established the Audit and Finance Committee and determined our "Audit Committee Financial Expert." The related information required by this item is incorporated by reference to the material appearing under the sub-heading "Audit and Finance Committee" located under the heading "The Board of Directors and Governance Matters" in our Proxy Statement for the 2014 Annual Meeting of Stockholders.

We have adopted a Code of Ethics for Senior Financial Officers. It is available on our website at http://www.marathonoil.com/Investor_Center/Corporate_Governance/Code_of_Ethics_for_Senior_Financial_Officers/.

Executive Officers of the Registrant

See Item 1. Business – Executive Officers of the Registrant for the names, ages and titles of our executive officers.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires that our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, file reports of beneficial ownership on Form 3 and changes in beneficial ownership on Form 4 or Form 5 with the SEC. Based solely on our review of the reporting forms and written representations provided to us from the individuals required to file reports, we believe that each of our directors and executive officers has complied with the applicable reporting requirements for transactions in Marathon Oil securities during the fiscal year ended December 31, 2013.

Item 11. Executive Compensation

Information required by this item is incorporated by reference to the material appearing under the heading "Executive Compensation Tables and Other Information," under the sub-headings "Compensation Committee" and "Compensation Committee Interlocks and Insider Participation," under the heading "The Board of Directors and Governance Matters" and under the heading "Compensation Committee Report" in our Proxy Statement for the 2014 Annual Meeting of Stockholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information concerning security ownership of certain beneficial owners and management required by this item is incorporated by reference to the material appearing under the headings "Security Ownership of Certain Beneficial Owners" and "Security Ownership of Directors and Executive Officers" in our Proxy Statement for the 2014 Annual Meeting of Stockholders.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2013 with respect to shares of Marathon Oil common stock that may be issued under our existing equity compensation plans:

- Marathon Oil Corporation 2012 Incentive Compensation Plan (the "2012 Plan")
- Marathon Oil Corporation 2007 Incentive Compensation Plan (the "2007 Plan") – No additional awards will be granted under this plan.
- Marathon Oil Corporation 2003 Incentive Compensation Plan (the "2003 Plan") – No additional awards will be granted under this plan.
- Deferred Compensation Plan for Non-Employee Directors – No additional awards will be granted under this plan.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights[c]	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by stockholders	19,244,830 [a]	$27.27	45,950,524 [d]
Equity compensation plans not approved by stockholders	20,984 [b]	N/A	—
Total	19,265,814	N/A	45,950,524

(a) Includes the following:

- 2,273,594 stock options outstanding under the 2012 Plan;
- 13,203,379 stock options outstanding under the 2007 Plan;
- 2,465,332 stock options outstanding under the 2003 Plan and the net number of stock-settled SARs that could be issued from this Plan. The number of stock-settled SARs is based on the closing price of Marathon Oil common stock on December 31, 2013 of $35.30 per share;
- 324,672 common stock units that have been credited to non-employee directors pursuant to the non-employee director deferred compensation program and the annual director stock award program established under the 2012 Plan, 2007 Plan and 2003 Plan; common stock units credited under the 2012 Plan, 2007 Plan and 2003 Plan were 51,196, 222,215 and 51,261, respectively;
- 977,853 restricted stock units granted to non-officers under the 2012 Plan and 2007 Plan and outstanding as of December 31, 2013.

In addition to the awards reported above 2,014,310 and 1,094,122 shares of restricted stock were issued and outstanding as of December 31, 2013, but subject to forfeiture restrictions under the 2012 Plan and 2007 Plan, respectively.

(b) Reflects awards of common stock units made to non-employee directors under the Deferred Compensation Plan for Non-Employee Directors prior to April 30, 2003. When a non-employee director leaves the Board, he or she will be issued actual shares of Marathon Oil common stock in place of the common stock units.

(c) The weighted-average exercise prices do not take the restricted stock units or common stock units into account as these awards have no exercise price.

(d) Reflects the shares available for issuance under the 2012 Plan. No more than 18,810,490 of these shares may be issued for awards other than stock options or stock appreciation rights. In addition, shares related to grants that are forfeited, terminated, canceled or expire unexercised shall again immediately become available for issuance.

The Deferred Compensation Plan for Non-Employee Directors is our only equity compensation plan that has not been approved by our stockholders. Our authority to make equity grants under this plan was terminated effective April 30, 2003. Under the Deferred Compensation Plan for Non-Employee Directors, all non-employee directors were required to defer half of their annual retainers in the form of common stock units. On the date the retainer would have otherwise been payable to the non-employee director, we credited an unfunded bookkeeping account for each non-employee director with a number of common stock units equal to half of his or her annual retainer divided by the fair market value of our common stock on that date. The ongoing value of each common stock unit equals the market price of a share of our common stock. When the non-employee director leaves the Board, he or she is issued actual shares of our common stock equal to the number of common stock units in his or her account at that time.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required by this item is incorporated by reference to the material appearing under the heading "Certain Relationships and Related Person Transactions," and under the sub-heading "Board and Committee Independence" under the heading "The Board of Directors and Governance Matters" in our Proxy Statement for the 2014 Annual Meeting of Stockholders.

Item 14. Principal Accounting Fees and Services

Information required by this item is incorporated by reference to the material appearing under the heading "Information Regarding the Independent Registered Public Accounting Firm's Fees, Services and Independence" in our Proxy Statement for the 2014 Annual Meeting of Stockholders.

PART IV

Item 15. Exhibits, Financial Statement Schedules

A. Documents Filed as Part of the Report

1. Financial Statements (see Part II, Item 8. of this Report regarding financial statements)

2. Financial Statement Schedules

Financial statement schedules required under SEC rules but not included in this Report are omitted because they are not applicable or the required information is contained in the consolidated financial statements or notes thereto.

3. Exhibits:

References to Marathon Ashland Petroleum LLC or MAP are references to the entity now known as Marathon Petroleum Corporation.

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith	Furnished Herewith
		Form	Exhibit	Filing Date	SEC File No.		
2	**Plan of Acquisition, Reorganization, Arrangement, Liquidation or Succession**						
2.1++	Separation and Distribution Agreement dated as of May 25, 2011 among Marathon Oil Corporation, Marathon Oil Company and Marathon Petroleum Corporation	8-K	2.1	5/26/2011	001-05153		
3	**Articles of Incorporation and Bylaws**						
3.1	Restated Certificate of Incorporation of Marathon Oil Corporation	10-Q	3.1	8/8/2013	001-05153		
3.2	Amended By-Laws of Marathon Oil Corporation effective February 25, 2014					X	
3.3	Specimen of Common Stock Certificate					X	
4	**Instruments Defining the Rights of Security Holders, Including Indentures**						
4.1	Credit Agreement, dated as of April 5, 2012, among Marathon Oil Corporation, The Royal Bank of Scotland plc, as syndication agent, Citibank, N.A., Morgan Stanley Senior Funding, Inc. and UBS Securities LLC, as documentation agents, JPMorgan Chase Bank, N.A., as administrative agent, and certain other commercial lending institutions named therein.	8-K	4.1	4/10/2012	001-05153		

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith	Furnished Herewith
		Form	Exhibit	Filing Date	SEC File No.		
4.2	Indenture, dated as of February 26, 2002, between Marathon Oil Corporation and The Bank of New York Trust Company, N.A., successor in interest to JPMorgan Chase Bank as Trustee, relating to senior debt securities of Marathon Oil Corporation. Pursuant to CFR 229.601(b)(4)(iii), instruments with respect to long-term debt issues have been omitted where the amount of securities authorized under such instruments does not exceed 10 percent of the total consolidated assets of Marathon Oil. Marathon Oil hereby agrees to furnish a copy of any such instrument to the Securities and Exchange Commission upon its request.					X	
10	**Material Contracts**						
10.1	Tax Sharing Agreement dated as of May 25, 2011 among Marathon Oil Corporation, Marathon Petroleum Corporation and MPC Investment LLC	8-K	10.1	5/26/2011	001-05153		
10.2	Employee Matters Agreement dated as of May 25, 2011 among Marathon Oil Corporation and Marathon Petroleum Corporation	8-K	10.2	5/26/2011	001-05153		
10.3	Amendment to Employee Matters Agreement dated as of June 30, 2011 between Marathon Oil Corporation and Marathon Petroleum Corporation	10-Q	10.3	8/8/2011	001-05153		
10.4	Marathon Oil Corporation 2012 Incentive Compensation Plan	DEF 14A	App. III	3/8/2012	001-05153		
10.5	Form of Initial CEO Option Grant Agreement granted under Marathon Oil Corporation's 2012 Incentive Compensation Plan.	10-Q	10.1	11/6/2013	001-05153		
10.6	Form of CEO Restricted Stock Agreement granted under Marathon Oil Corporation's 2012 Incentive Compensation Plan (3-year prorata vesting).	10-Q	10.2	11/6/2013	001-05153		
10.7	Form of CEO Restricted Stock Award Agreement granted under Marathon Oil Corporation's 2012 Incentive Compensation Plan (3-year cliff vesting).	10-Q	10.3	11/6/2013	001-05153		
10.8	Marathon Oil Corporation Bonus Agreement Upon Commencement of Employment for Lee M. Tillman.	10-Q	10.4	11/6/2013	001-05153		
10.9	Form of Performance Unit Award Agreement (2013-2015 Performance Cycle) for Section 16 Officers granted under Marathon Oil Corporation's 2012 Incentive Compensation Plan	10-Q	10.1	5/10/2013	001-05153		

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith	Furnished Herewith
		Form	Exhibit	Filing Date	SEC File No.		
10.10	Form of Performance Unit Award Agreement (2013-2015 Performance Cycle) for Officers granted under Marathon Oil Corporation's 2012 Incentive Compensation Plan	10-Q	10.2	5/10/2013	001-05153		
10.11	Form of Nonqualified Stock Option Award Agreement for Section 16 reporting Officers granted under Marathon Oil Corporation's 2012 Incentive Compensation Plan (3-year prorata vesting)	10-K	10.5	2/22/2013	001-05153		
10.12	Form of Nonqualified Stock Option Award Agreement for Officers granted under Marathon Oil Corporation's 2012 Incentive Compensation Plan (3-year prorata vesting)	10-K	10.6	2/22/2013	001-05153		
10.13	Form of Restricted Stock Award Agreement for Section 16 reporting Officers granted under Marathon Oil Corporation's 2012 Incentive Compensation Plan (3-year cliff vesting)	10-K	10.7	2/22/2013	001-05153		
10.14	Form of Restricted Stock Award Agreement for Officers granted under Marathon Oil Corporation's 2012 Incentive Compensation Plan (3-year cliff vesting)	10-K	10.8	2/22/2013	001-05153		
10.15	Form of Restricted Stock Award Agreement for Section 16 reporting Officers granted under Marathon Oil Corporation's 2012 Incentive Compensation Plan (3-year prorata vesting)	10-K	10.9	2/22/2013	001-05153		
10.16	Form of Restricted Stock Award Agreement for Officers granted under Marathon Oil Corporation's 2012 Incentive Compensation Plan (3-year prorata vesting)	10-K	10.10	2/22/2013	001-05153		
10.17	Form of Nonqualified Stock Option Award Agreement for non-officers granted under Marathon Oil Corporation's 2012 Incentive Compensation Plan (3-year prorata vesting)	10-K	10.11	2/22/2013	001-05153		
10.18	Form of Nonqualified Stock Option Award Agreement for non-officers in Canada granted under Marathon Oil Corporation's 2012 Incentive Compensation Plan (3-year prorata vesting)	10-K	10.12	2/22/2013	001-05153		
10.19	Form of Restricted Stock Award Agreement for non-officers granted under Marathon Oil Corporation's 2012 Incentive Compensation Plan (3-year prorata vesting)	10-K	10.13	2/22/2013	001-05153		

Exhibit Number	Exhibit Description	Incorporated by Reference Form	Exhibit	Filing Date	SEC File No.	Filed Herewith	Furnished Herewith
10.20	Form of Restricted Stock Award Agreement for non-officers granted under Marathon Oil Corporation's 2012 Incentive Compensation Plan (3-year prorata vesting)	10-K	10.14	2/22/2013	001-05153		
10.21	Marathon Oil Corporation 2007 Incentive Compensation Plan	10-K	10.5	2/29/2012	001-05153		
10.22	Form of Nonqualified Stock Option Award Agreement for Officers granted under Marathon Oil Corporation's 2007 Incentive Compensation Plan, effective May 30, 2007	10-K	10.6	2/29/2012	001-05153		
10.23	Form of Nonqualified Stock Option Award Agreement for Officers granted under Marathon Oil Corporation's 2007 Incentive Compensation Plan, effective February 24, 2010	10-K	10.5	2/28/2011	001-05153		
10.24	Form of Officer Restricted Stock Award Agreement granted under Marathon Oil Corporation's 2007 Incentive Compensation Plan, effective May 30, 2007	10-K	10.8	2/29/2012	001-05153		
10.25	Form of Officer Restricted Stock Award Agreement for Section 16 officers granted under Marathon Oil Corporation's 2007 Incentive Compensation Plan, effective February 24, 2010	10-K	10.7	2/28/2011	001-05153		
10.26	Form of Performance Unit Award Agreement (30 month Performance Cycle) for Section 16 Officers granted under Marathon Oil Corporation's 2007 Incentive Compensation Plan, effective July 27, 2011	10-K	10.12	2/29/2012	001-05153		
10.27	Form of Performance Unit Award Agreement (30 month Performance Cycle) for Officers granted under Marathon Oil Corporation's 2007 Incentive Compensation Plan, effective July 27, 2011	10-K	10.13	2/29/2012	001-05153		
10.28	Form of Restricted Stock Award Agreement for Section 16 officers granted under Marathon Oil Corporation's 2007 Incentive Compensation Plan.	10-K	10.27	2/26/2010	001-05153		
10.29	Form of Nonqualified Stock Option Award Agreement granted under Marathon Oil Corporation's 2007 Incentive Compensation Plan	10-K	10.26	2/26/2010	001-05153		
10.30	Marathon Oil Corporation 2003 Incentive Compensation Plan, Effective January 1, 2003	10-K	10.9	2/26/2010	001-05153		
10.31	Form of Nonqualified Stock Option with Tandem Stock Appreciation Right Award Agreement for Chief Executive Officer granted under Marathon Oil Corporation's 2003 Incentive Compensation Plan, effective January 1, 2003	10-K	10.15	2/26/2010	001-05153		

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith	Furnished Herewith
		Form	Exhibit	Filing Date	SEC File No.		
10.32	Form of Nonqualified Stock Option with Tandem Stock Appreciation Right Award Agreement for Executive Committee members granted under Marathon Oil Corporation's 2003 Incentive Compensation Plan, effective January 1, 2003	10-K	10.16	2/26/2010	001-05153		
10.33	Form of Nonqualified Stock Option with Tandem Stock Appreciation Right Award Agreement for Officers granted under Marathon Oil Corporation's 2003 Incentive Compensation Plan, effective January 1, 2003	10-K	10.17	2/26/2010	001-05153		
10.34	Form of Stock Appreciation Right Award Agreement for Chief Executive Officer granted under Marathon Oil Corporation's 2003 Incentive Compensation Plan, effective January 1, 2003	10-K	10.19	2/26/2010	001-05153		
10.35	Form of Stock Appreciation Right Award Agreement for Executive Committee members granted under Marathon Oil Corporation's 2003 Incentive Compensation Plan, effective January 1, 2003	10-K	10.20	2/26/2010	001-05153		
10.36	Form of Stock Appreciation Right Award Agreement for Officers granted under Marathon Oil Corporation's 2003 Incentive Compensation Plan, effective January 1, 2003	10-K	10.21	2/26/2010	001-05153		
10.37	Form of Nonqualified Stock Option Award Agreement for Officers granted under Marathon Oil Corporation's 2003 Incentive Compensation Plan	10-K	10.22	2/26/2010	001-05153		
10.38	Form of Officer Restricted Stock Award Agreement granted under Marathon Oil Corporation's 2003 Incentive Compensation Plan	10-K	10.23	2/26/2010	001-05153		
10.39	Form of Nonqualified Stock Option Award Agreement for MAP officers granted under Marathon Oil Corporation's 2003 Incentive Compensation Plan, effective January 1, 2003	10-K	10.18	2/26/2010	001-05153		
10.40	Marathon Oil Corporation Deferred Compensation Plan for Non-Employee Directors (Amended and Restated as of January 1, 2009)	10-K	10.14	2/27/2009	001-05153		
10.41	Marathon Oil Company Deferred Compensation Plan Amended and Restated Effective June 30, 2011	10-K	10.32	2/29/2012	001-05153		
10.42	Marathon Oil Company Excess Benefit Plan Amended and Restated	10-K	10.31	2/29/2012	001-05153		
10.43	Marathon Oil Executive Change in Control Severance Benefits Plan, effective as of December 31, 2008	10-K	10.35	2/27/2009	001-05153		

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith	Furnished Herewith
		Form	Exhibit	Filing Date	SEC File No.		
10.44	First Amendment to the Marathon Oil Corporation Executive Change in Control Severance Benefits Plan, effective October 26, 2011.	10-Q	10.3	5/4/2012	001-05153		
10.45	Marathon Oil Corporation 2011 Officer Change in Control Severance Benefits Plan (For Officers Hired or Promoted after October 26, 2011).	10-Q	10.4	5/4/2012	001-05153		
10.46	Marathon Oil Corporation Policy for Repayment of Annual Cash Bonus Amounts	10-K	10.10	2/28/2011	001-05153		
10.47	Marathon Oil Executive Tax, Estate, and Financial Planning Program, Amended and Restated, Effective January 1, 2009	10-K	10.32	2/27/2009	001-05153		
10.48	Form of Performance Unit Award Agreement (2012-2014 Performance Cycle) granted under Marathon Oil Corporation's 2007 Incentive Compensation Plan.	10-Q	10.2	5/4/2012	001-05153		
12.1	Computation of Ratio of Earnings to Fixed Charges					X	
14.1	Code of Ethics for Senior Financial Officers	10-K	14.1	2/26/2010	001-05153		
21.1	List of Significant Subsidiaries					X	
23.1	Consent of Independent Registered Public Accounting Firm					X	
23.2	Consent of GLJ Petroleum Consultants LTD., independent petroleum engineers and geologists					X	
23.3	Consent of Ryder Scott Company, L.P., independent petroleum engineers and geologists					X	
23.4	Consent of Netherland, Sewell & Associates, Inc., independent petroleum engineers and geologists					X	
31.1	Certification of President and Chief Executive Officer pursuant to Rule 13 (a)-14 and 15(d)-14 under the Securities Exchange Act of 1934					X	
31.2	Certification of Executive Vice President and Chief Financial Officer pursuant to Rule 13(a)-14 and 15 (d)-14 under the Securities Exchange Act of 1934					X	
32.1	Certification of President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350					X	
32.2	Certification of Executive Vice President and Chief Financial Officer pursuant to 18 U.S.C. Section 1350					X	
99.1	Report of GLJ Petroleum Consultants LTD., independent petroleum engineers and geologists for 2013					X	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith	Furnished Herewith
		Form	Exhibit	Filing Date	SEC File No.		
99.2	Report of GLJ Petroleum Consultants LTD., independent petroleum engineers and geologists for 2012	10-K	99.1	2/22/2013	001-05153		
99.3	Report of GLJ Petroleum Consultants LTD., independent petroleum engineers and geologists for 2011	10-K	99.1	2/29/2012	001-05153		
99.4	Summary report of audits performed by Netherland, Sewell & Associates, Inc., independent petroleum engineers and geologists for 2013					X	
99.5	Summary report of audits performed by Netherland, Sewell & Associates, Inc., independent petroleum engineers and geologists for 2012	10-K	99.4	2/22/2013	001-05153		
99.6	Summary report of audits performed by Netherland, Sewell & Associates, Inc., independent petroleum engineers and geologists for 2011	10-K	99.4	2/29/2012	001-05153		
99.7	Summary report of audits performed by Ryder Scott Company, L.P., independent petroleum engineers and geologists for 2013					X	
99.8	Summary report of audits performed by Ryder Scott Company, L.P., independent petroleum engineers and geologists for 2012	10-K	99.6	2/22/2013	001-05153		
99.9	Summary report of audits performed by Ryder Scott Company, L.P., independent petroleum engineers and geologists for 2011	10-K	99.5	2/29/2012	001-05153		
101.INS	XBRL Instance Document					X	
101.SCH	XBRL Taxonomy Extension Schema					X	
101.CAL	XBRL Taxonomy Extension Calculation Linkbase					X	
101.PRE	XBRL Taxonomy Extension Presentation Linkbase					X	
101.LAB	XBRL Taxonomy Extension Label Linkbase					X	
101.DEF	XBRL Taxonomy Extension Definition Linkbase					X	

++ **Marathon Oil agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.**

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

February 28, 2014 MARATHON OIL CORPORATION

By: /s/ John R. Sult
Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on February 28, 2014 on behalf of the registrant and in the capacities indicated.

Signature	Title
/s/ LEE M. TILLMAN Lee M. Tillman	President and Chief Executive Officer and Director
/s/ JOHN R. SULT John R. Sult	Executive Vice President and Chief Financial Officer
/s/ DENNIS H. REILLEY Dennis H. Reilley	Chairman of the Board
/s/ GREGORY H. BOYCE Gregory H. Boyce	Director
/s/ PIERRE BRONDEAU Pierre Brondeau	Director
/s/ LINDA Z. COOK Linda Z. Cook	Director
/s/ CHADWICK C. DEATON Chadwick C. Deaton	Director
/s/ SHIRLEY ANN JACKSON Shirley Ann Jackson	Director
/s/ PHILIP LADER Philip Lader	Director
/s/ MICHAEL E. J. PHELPS Michael E. J. Phelps	Director

Corporate Information

Corporate Headquarters
5555 San Felipe Street
Houston, TX 77056-2723

Marathon Oil Corporation Web Site
www.marathonoil.com

Investor Relations Office
5555 San Felipe Street
Houston, TX 77056-2723

Howard J. Thill, Vice President,
Corporate, Government and Investor Relations
+1 713-296-4140

Chris C. Phillips, Director, Investor Relations
+1 713-296-3213

Notice of Annual Meeting
The 2014 Annual Meeting of Stockholders will be held in Houston, Texas, on April 30, 2014.

Independent Accountants
PricewaterhouseCoopers LLP
1201 Louisiana, Suite 2900
Houston, TX 77002-5678

Stock Exchange Listing
New York Stock Exchange

Common Stock Symbol
MRO

Stock Transfer Agent
Computershare
211 Quality Circle, Suite 210
College Station, TX 77845
888-843-5542 (Toll free - U.S., Canada, Puerto Rico)
+1 781-575-4735 (non-U.S.)
web.queries@computershare.com

Dividends
Dividends on Common Stock, as declared by the Board of Directors, are normally paid on the 10th day of March, June, September and December.

Stockholder Return Performance Graph
The line graph below compares the yearly change in cumulative total stockholder return for our common stock with the cumulative total return of the Standard & Poor's ("S&P") 500 Stock Index and our peer group index (the "Peer Group Index"). The Peer Group Index is comprised of Anadarko Petroleum Corp., Apache Corp., Chesapeake Energy Corp., Devon Energy Corp., Encana Corp., EOG Resources Inc., Hess Corp., Murphy Oil Corp., Noble Energy Inc., Occidental Petroleum Corp., and Talisman Energy.

Comparison of Cumulative Total Return on $100
Invested in Marathon Oil Common Stock on December 31, 2008
vs.
***S&P 500 and Peer Group Index**


250
200
150
100
50
0
Dec 08
Dec 09
Dec 10
Dec 11
Dec 12
Dec 13
MRO
S & P 500
Peer Group Index

* Total return assumes reinvestment of dividends

Cautionary Note and Statement for the Purposes of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995

The letter to stockholders contains forward-looking statements with respect to the timing and levels of future production, the compound annual growth rate of production, accelerated rig and drilling activity in the Eagle Ford, Bakken, and Oklahoma Woodford resource plays, anticipated future exploratory and development drilling activity, infrastructure projects in the Eagle Ford resource play, projected spending and investment in exploration and development activities under the 2014 capital and exploration spending budget, and the possible sale of our U.K. and Norway assets. The average times to drill a well may not be indicative of future drilling times. Current production rates may not be indicative of future production rates. Some factors which could potentially affect these forward-looking statements include pricing, supply and demand for liquid hydrocarbons and natural gas, the amount of capital available for exploration and development, regulatory constraints, timing of commencing production from new wells, drilling rig availability, availability of materials and labor, other risks associated with construction projects, unforeseen hazards such as weather conditions, acts of war or terrorist acts and the governmental or military response, and other geological, operating and economic considerations. The projected spending under the 2014 capital and exploration spending budget is a good faith estimate, and, therefore, subject to change. The possible sale of our U.K. and Norway assets is subject to the identification of one or more buyers, successful negotiations, board approval and execution of definitive agreements. Actual results may differ materially from these expectations, estimates and projections and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and difficult to predict. The foregoing factors (among others) could cause actual results to differ materially from those set forth in the forward-looking statements. In accordance with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, Marathon Oil Corporation has included in its attached Form 10-K for the year ended December 31, 2013, cautionary language identifying other important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements.

*** Exercise Your *Right* to Vote ***

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on April 30, 2014.

MARATHON OIL CORPORATION

Marathon Oil Corporation

C/O SHAREHOLDER SERVICES
P.O. BOX 4813
HOUSTON, TX 77210-4813

M66858-P47890

Meeting Information

Meeting Type: 2014 Annual Meeting of Stockholders
For holders as of: March 3, 2014
Date: April 30, 2014 **Time:** 10:00 a.m. Central Time
Location: CONFERENCE CENTER AUDITORIUM
MARATHON OIL TOWER
5555 SAN FELIPE STREET
HOUSTON, TX 77056

You are receiving this communication because you hold shares in the company named above.

This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at *www.proxyvote.com* or easily request a paper copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.

See the reverse side of this notice to obtain proxy materials and voting instructions.

— Before You Vote —

How to Access the Proxy Materials

Proxy Materials Available to VIEW or RECEIVE:
- 2014 Notice of Annual Meeting of Stockholders and Proxy Statement
- Letter to Stockholders and 2013 Annual Report on Form 10-K

How to View Online:
Have the information that is printed in the box marked by the arrow → XXXX XXXX XXXX (located on the following page) and visit: *www.proxyvote.com.*

How to Request and Receive a PAPER or E-MAIL Copy:
If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request:

1) *BY INTERNET*: www.proxyvote.com
2) *BY TELEPHONE*: 1-800-579-1639
3) *BY E-MAIL**: sendmaterial@proxyvote.com

* If requesting materials by e-mail, please send a blank e-mail with the information that is printed in the box marked by the arrow → XXXX XXXX XXXX (located on the following page) in the subject line.

Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. Please make the request as instructed above on or before April 16, 2014 to facilitate timely delivery.

— How To Vote —

Please Choose One of the Following Voting Methods

Vote In Person: If you are a holder of record of Marathon Oil common stock, you may vote in person at the meeting. We will provide you a ballot at the meeting.

Vote By Internet: To vote now by Internet, go to www.proxyvote.com. Have the → XXXX XXXX XXXX available and follow the instructions. If you are a registered holder, use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. EDT the day before the meeting. If you hold these shares in the Marathon Oil Company Thrift Plan, use the Internet to transmit your voting instructions and for electronic delivery of information by 11:59 p.m. EDT on April 27, 2014.

Vote By Mail: You can vote by mail by requesting a paper copy of the materials, which will include a proxy card.

M66859-P47890

Voting Items

Your Board of Directors recommends you vote "FOR" Items 1a. through 1i.

1. Election of directors for a one-year term expiring in 2015

NOMINEES:

1a. Gregory H. Boyce

1b. Pierre Brondeau

1c. Linda Z. Cook

1d. Chadwick C. Deaton

1e. Shirley Ann Jackson

1f. Philip Lader

1g. Michael E.J. Phelps

1h. Dennis H. Reilley

1i. Lee M. Tillman

Your Board of Directors recommends you vote "FOR" Item 2

2. Ratification of the selection of PricewaterhouseCoopers LLP as our independent auditor for 2014.

Your Board of Directors recommends you vote "FOR" Item 3

3. Board proposal for a non-binding advisory vote to approve our named executive officer compensation.

Your Board of Directors recommends you vote "AGAINST" Item 4

4. Stockholder proposal seeking a report regarding the Company's lobbying activities, policies and procedures.

Your Board of Directors recommends you vote "AGAINST" Item 5

5. Stockholder proposal seeking a report regarding the Company's methane emissions.

M66860-P47890

M66861-P47890

Marathon Oil Corporation

C/O SHAREHOLDER SERVICES
P.O. BOX 4813
HOUSTON, TX 77210-4813

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. EDT on April 29, 2014, for shares held by registered holders directly and 11:59 p.m. EDT on April 27, 2014, for shares held in the Marathon Oil Company Thrift Plan. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. EDT on April 29, 2014, for shares held by registered holders directly and 11:59 p.m. EDT on April 27, 2014, for shares held in the Marathon Oil Company Thrift Plan. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Marathon Oil Corporation, c/o Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, NY 11717.

The Internet and telephone voting facilities will close at 11:59 p.m. EDT on April 29, 2014, for shares held by registered holders directly and at 11:59 p.m. EDT on April 27, 2014, for shares held in the Marathon Oil Company Thrift Plan.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M66826-P47890 — KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. — DETACH AND RETURN THIS PORTION ONLY

MARATHON OIL CORPORATION

Your Board of Directors recommends you vote "FOR" Items 1a. through 1i.

1. Election of directors for a one-year term expiring in 2015

NOMINEES:	**For**	**Against**	**Abstain**
1a. Gregory H. Boyce	☐	☐	☐
1b. Pierre Brondeau	☐	☐	☐
1c. Linda Z. Cook	☐	☐	☐
1d. Chadwick C. Deaton	☐	☐	☐
1e. Shirley Ann Jackson	☐	☐	☐
1f. Philip Lader	☐	☐	☐
1g. Michael E.J. Phelps	☐	☐	☐
1h. Dennis H. Reilley	☐	☐	☐
1i. Lee M. Tillman	☐	☐	☐

	Yes	**No**
Please indicate if you plan to attend this meeting.	☐	☐

	For	**Against**	**Abstain**
Your Board of Directors recommends you vote "FOR" Item 2			
2. Ratification of the selection of PricewaterhouseCoopers LLP as our independent auditor for 2014.	☐	☐	☐
Your Board of Directors recommends you vote "FOR" Item 3			
3. Board proposal for a non-binding advisory vote to approve our named executive officer compensation.	☐	☐	☐
Your Board of Directors recommends you vote "AGAINST" Item 4			
4. Stockholder proposal seeking a report regarding the Company's lobbying activities, policies and procedures.	☐	☐	☐
Your Board of Directors recommends you vote "AGAINST" Item 5			
5. Stockholder proposal seeking a report regarding the Company's methane emissions.	☐	☐	☐

	Yes	**No**
Please indicate if you wish to view meeting materials electronically via the Internet rather than receiving a hard copy; please note that you will continue to receive a proxy card for voting purposes only.	☐	☐

Signature [PLEASE SIGN WITHIN BOX] ____ Date ____

Signature (Joint Owners) ____ Date ____

Marathon Oil Corporation

2014 ANNUAL MEETING OF STOCKHOLDERS

ATTENDANCE CARD

You are cordially invited to attend the Annual Meeting of Stockholders on Wednesday, April 30, 2014.

The Meeting will be held in the Conference Center Auditorium of the Marathon Oil Tower, 5555 San Felipe Street, Houston, Texas 77056 at 10:00 a.m. Central Time.

(Please detach this card from your proxy card and bring it with you as identification. A map to the meeting site is inscribed on this card for your convenience. The use of an attendance card is for our mutual convenience; however, your right to attend without an attendance card, upon proper identification, is not affected.)

Sylvia J. Kerrigan
Secretary

(FOR THE PERSONAL USE OF THE NAMED STOCKHOLDER(S) ON THE BACK - NOT TRANSFERABLE.)


Houston



Important Notice Regarding Internet Availability of Proxy Materials for the Annual Meeting:
The 2014 Notice of Annual Meeting of Stockholders and Proxy Statement, the Letter to Stockholders and the 2013 Annual Report on Form 10-K are available at www.proxyvote.com.

↓(Proxy must be signed and dated on the reverse side. Please fold and detach card at perforation before mailing.)↓

M66827-P47890

Proxy and Voting Instruction Form

This Proxy and Voting Instruction is solicited on behalf of the Board of Directors for the Annual Meeting of Stockholders on April 30, 2014

For shares held by registered holders

The undersigned hereby appoints Dennis H. Reilley, Lee M. Tillman and John R. Sult, or any of them, proxies to vote as herein directed on behalf of the undersigned at the Annual Meeting of Stockholders of Marathon Oil Corporation on Wednesday, April 30, 2014, and at any meeting resulting from any adjournment(s) or postponement(s) thereof and upon all other matters properly coming before the Meeting, including the proposals set forth in the 2014 Notice of Annual Meeting and Proxy Statement for such Meeting with respect to which the proxies are instructed to vote as directed on the reverse side. **You are encouraged to specify your choice by marking the appropriate boxes on the reverse side, but you need not mark any boxes if you wish to vote in accordance with the Board of Directors' recommendations. The proxies cannot vote the shares unless you sign and return the proxy card.**

For shares held in Marathon Oil Company Thrift Plan

These confidential voting instructions will only be shared with Fidelity Management Trust Company, as Trustee for the Marathon Oil Company Thrift Plan (the "Marathon Oil Plan"). The undersigned, as a participant in the Marathon Oil Plan, hereby directs the Trustee to vote the number of shares of Marathon Oil Corporation common stock credited to the undersigned's account under the Marathon Oil Plan at the Annual Meeting of Stockholders, and at any meeting resulting from any adjournment(s) or postponement(s) thereof, upon all subjects that may properly come before the meeting, including the matters described in the 2014 Notice of Annual Meeting and Proxy Statement. In the Trustee's discretion, it may vote upon such other matters as may properly come before the Meeting. **Your vote is confidential. The shares credited to the account will be voted as directed on the reverse side. If no direction is made, if the card is not signed, or if the card is not received by April 27, 2014, the shares credited to the account will not be voted. You cannot vote the shares in person at the Annual Meeting; the Trustee is the only one who can vote the shares.**

PROXY TO BE SIGNED AND DATED ON THE REVERSE SIDE